UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 11, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes No         X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes No         X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No         X
Enclosure: Press release ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE
YEAR ENDED DECEMBER 31, 2016

I N T E G R A T E D R E P O R T
2 0 1 6
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H O W T O U S E T H I S R E P O RT
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To create value for our
shareholders, our employees
and our business and social
partners through safely and
responsibly exploring, mining
and marketing our products.
Our primary focus is gold, but
we will pursue value creating
opportunities in other minerals
where we can leverage our
existing assets, skills and
experience to enhance the
delivery of value.
OUR
MISSION
OUR
VALUES
C O N T E N T S
I N T E G R AT E D R E P O RT
2 0 1 6
1
OVERVIEW
SECTION 1
SECTION 2
BUSINESS
CONTEXT
SECTION 3
STRATEGY
SECTION 4
PERFORMANCE
REVIEW
SECTION 5
LEADERSHIP AND
ACCOUNTABILITY
SECTION 6
SHAREHOLDER
AND CORPORATE
INFORMATION
CLICK TO VIEW
Overview
Shareholder information

S E C T I O N 1
O V E R V I E W
About our reports /
3
Directors’ statement of responsibility /
4
Corporate proﬁle /
5
Chairman’s letter /
7
Highlights of the year /
10
CEO’s review /
11
An overarching view of our reports, the
Chairman’s message to our stakeholders,
the profile of the company and the year’s
highlights, as well as the CEO’s account
of delivery on the last year’s commitments
and an outlook for the year ahead.
Picture:
Kibali, DRC
I N T E G R AT E D R E P O RT
2 0 1 6
2
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

A n g l o G o l d A s h a n t i L i m i t e d ’s
( A n g l o G o l d A s h a n t i ’s ) 2 0 1 6 s u i t e
o f r e p o r t s i s m a d e u p a s f o l l o w s :
Integrated Report
<IR>
is the primary
document in our suite of reports and provides
a concise overview and explanation of
our performance in terms of our strategic
objectives and the related outlook for the
company. Both ﬁnancial and non-ﬁnancial
performance are reviewed.
Notice of Annual General Meeting and
Summarised Financial Information (Notice
of Meeting)
<NOM>
is produced and posted
to shareholders in line with the JSE Listings
Requirements and the requirements of the
South African Companies Act, 71 of 2008,
as amended (Companies Act).
Sustainable Development Report
<SDR>
,
compiled in line with the Global Reporting
Initiatives’ (GRI’s) latest G4 guidelines, is
published together with the accompanying
GRI scorecard and supplementary data.
Mineral Resource and Ore Reserve
Report
<R&R>
, presented in line with the
SAMREC and JORC codes, provides detailed
information on all our operations and projects.
Annual Financial Statements
<AFS>
are
prepared in accordance with the International
Financial Reporting Standards (IFRS).
A dedicated annual reporting website,
www.aga-reports.com, hosts PDFs of the full
suite of these reports to facilitate ease of access
by and communication with our stakeholders.
A B O U T O U R R E P O R T S
S C O P E A N D B O U N D A RY
O F R E P O RT S
The 2016 suite of reports covers the year from
1 January to 31 December 2016. We also report
on any material events that have occurred from
year-end to the date of the reports’ approval by
the board on 22 March 2017.
The reports cover the entire company and its
main business units and functions, including
our joint ventures and investments, over
which we exercise control or have signiﬁcant
inﬂuence. Performance is reported regionally,
in line with our corporate structure. Full
disclosure is provided for all operations
managed by AngloGold Ashanti. Those
operations in which we have an ownership
interest – Kibali in the Democratic Republic
of the Congo (DRC) and Morila in Mali –
and which are managed and operated
by Randgold Resources Limited, our joint
venture partner in these operations, are
partially reported in terms of their safety
and environmental and socio-economic
performance. There have been no signiﬁcant
changes to the scope, boundary or
measurement methods applied in this report
and, where restatements to comparatives have
been made, these are as indicated.
Although we have a diverse range of
stakeholders, each with their own speciﬁc
information requirements, this report is aimed
primarily at investors, ﬁnanciers and potential
investors. Stakeholders are also referred to
the supplementary reports in this suite and the
<SDR>
, in particular, for additional information.
As this is a group-level report, operational
targets and performance are discussed at
regional level rather than per individual site,
although some operational detail is provided
where appropriate. Detailed information,
including maps of our exploration activities of
both our greenﬁelds and brownﬁelds studies,
is available on the AngloGold Ashanti website,
www.anglogoldashanti.com.
Information relating to joint ventures and other
interests is provided for context and where
deemed to be material. Production and capital
expenditure are expressed on an attributable
basis, unless otherwise indicated.
Employee data, average workforce data,
including employees and contractors, are
reported for AngloGold Ashanti with joint
ventures reported on an attributable basis.
Employee and workforce data reported
includes both our employees and contractors.
All-in sustaining costs ($/oz) and all-in costs
($/oz) exclude stockpile write-offs.
The intense focus on containing and
managing costs and improving margins
continued in 2016, as did active
management of our portfolio and reducing
net debt levels while retaining long-term
optionality in our portfolio.
Visit our reports website:
www.aga-reports.com
Visit our corporate website:
www.anglogoldashanti.com
Download the full suite of reports
Picture:
Geita, Tanzania
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3
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

A B O U T O U R R E P O R T S
( C O N T I N U E D )
T H I S I N T E G R AT E D R E P O RT
In compiling this report, we have been guided
by the International Integrated Reporting
Council’s (IIRC) framework on integrated
reporting, the South African Companies Act
and JSE Listings Requirements. While we
are currently reporting in line with the King
Report on Governance for South Africa 2009
(King III), we have begun to align with that
report’s successor, the Report on Corporate
Governance for South Africa 2016 (King IV).
The content of this integrated report is
based on our overarching strategy, the
primary aim of which is to create value
by generating sustainable free cash
ﬂow improvements and returns from our
exploration, mining and processing activities.
In this report, we describe what we have
done to create value and to achieve our
stated strategic objectives in the past year,
what we have used to do this, what the
impact of these actions has been, the risks
affecting our ability to achieve our strategic
objectives, the circumstances that have
affected our ability to generate value and
how well we have performed towards our
goal of creating value.
The material risks and issues discussed in this
report are considered to be those most likely
to affect the group’s sustainability. In identifying
these, we have taken into account the external
environment in which we operate, our current
performance and feedback obtained from
stakeholders during the year, while we have
also identiﬁed opportunities for the business.
The report also covers the company’s tax
strategy, which is discussed in the Corporate
Governance section. Further information on
AngloGold Ashanti’s material sustainability
issues is presented in the
<SDR>
.
A P P R O VA L S A N D A S S U R A N C E
Several internal processes that include, among
others, management assurance and reviews
by internal audit of the information and data in
our reports are conducted.
Operations within AngloGold Ashanti were
subjected to risk-based, integrated, combined
assurance reviews focusing on commercial,
safety and sustainability aspects of the
business. The outcome of these reviews and
external assurances, as well as the independent
technical reviews conducted, provided
reasonable assurance to allow the board, on
the recommendation of the Audit and Risk
Committee, to determine the effectiveness of
the group’s system of internal controls.
The board and executive management
consider the matters discussed in this report
to be those that most inﬂuence our ability to
successfully achieve our strategic objectives,
create value and manage the risks we face,
and believe that this report fairly records our
performance in the past year.
D I R E C T O R S ’ S TAT E M E N T O F R E S P O N S I B I L I T Y
The Board of Directors of AngloGold Ashanti, assisted by the Audit and Risk Committee, is ultimately responsible for overseeing and conﬁrming the integrity and completeness of this
<IR>
and the entire suite of 2016 reports, with the Social, Ethics and Sustainability
Committee overseeing the
<SDR>
.
The board, having reviewed and applied its collective mind to the preparation and presentation of this report, declared that the Integrated Report addresses all material issues and fairly presents the organisation’s integrated performance and its impacts.
The board, on the recommendation of the Audit and Risk Committee, approved the
Integrated Report 2016 on 22 March 2017.
Sipho M Pityana
Wiseman Nkuhlu
Srinivasan Venkatakrishnan
Christine Ramon
Chairman
Deputy Chairman
Chief Executive Ofﬁcer
Chief Financial Ofﬁcer
C O R P O R AT E S TAT U S
D U R I N G 2 0 1 6
•
Obuasi, which was impacted by the
occupation of illegal miners, transitioned
to care and maintenance
•
The closure process at Yatela
continued and is scheduled to be
completed in 2021
•
All other assets remained fully operational.
•
Disclosure in this report is limited to
continuing operations, having sold
Cripple Creek & Victor in the United
States in 2015
“The content of this integrated
report is based on our overarching
strategy, the primary aim of which
is to create value by generating
sustainable free cash flow
improvements and returns.”
Note: AngloGold Ashanti reports its group ﬁnancial
information in US dollars (US$) in all its reports.
Unless otherwise stated, the use of ‘$’ or ‘dollar’
refers to US dollars.
I N T E G R AT E D R E P O RT
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4
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

C O R P O R A T E P R O F I L E
A n g l o G o l d A s h a n t i , a n
i n t e r n a t i o n a l g o l d m i n i n g
c o m p a n y w i t h a g l o b a l l y
d i v e r s e , h i g h - q u a l i t y p o r t f o l i o
o f o p e r a t i o n s a n d p r o j e c t s , i s
h e a d q u a r t e r e d i n J o h a n n e s b u r g ,
S o u t h A f r i c a . M e a s u r e d b y
p r o d u c t i o n , A n g l o G o l d A s h a n t i
i s t h e t h i r d - l a r g e s t g o l d m i n i n g
c o m p a n y i n t h e w o r l d .
OUR PORTFOLIO OF ASSETS
Our portfolio of
17 MINES
AND 3 PROJECTS
IN TEN COUNTRIES,
c o m p r i s e s l o n g - l i f e , r e l a t i v e l y l o w - c o s t
o p e r a t i n g a s s e t s w i t h d i f f e r i n g o r e b o d y
t y p e s , l o c a t e d i n k e y g o l d - p r o d u c i n g
r e g i o n s . T h e s e o p e r a t i n g a s s e t s a r e
s u p p o r t e d b y g r e e n f i e l d s p r o j e c t s a n d
a f o c u s e d e x p l o r a t i o n p r o g r a m m e .
O U R B U S I N E S S
O
ur business activities span the full
spectrum of the mining value chain,
including mitigation of the impact of our
activities on the varied and many communities
and environments in which we operate. To
maintain and strengthen our social capital, we
aim to create sustainable value for shareholders,
employees, and social partners through safe and
responsible mining practices and capital discipline.
Over the past four years, AngloGold Ashanti
has transformed itself in order to increase
efﬁciencies and competitiveness with a focus on
safety and sustainability performance, alongside
growth in the production of high-margin ounces,
reduced operating and overhead costs and
the generation of positive cash ﬂows. Given the
current market environment, and the scrutiny
on ﬁnancial capital allocation, we ensure that
we distribute available capital responsibly, in line
with business requirements. We do this while
optimising our internal expertise to aggressively
identify and implement operational efﬁciencies
and excellence, reducing overhead structures,
improving capital discipline and pursuing other
initiatives to improve business performance,
with an emphasis on workplace safety. Our
overall focus remains continued debt reduction
to further strengthen our balance sheet, and
improving the quality of our portfolio by unlocking
value from our existing operations, and our
brownﬁelds opportunities, the Colombian
portfolio and Obuasi.
Our organisational and management
structure is aligned with global best practice
in corporate governance. By using our
human capital efﬁciently and effectively, our
group support functions cover planning and
technical, strategy, sustainability, ﬁnance,
human resources, legal and stakeholder
relations. The planning and technical function
focuses on identifying and managing
opportunities and the maintenance of long-
term optionality, ensuring optimal use of our
intellectual capital through a range of activities
that includes brownﬁelds and greenﬁelds
exploration, and innovative research and
technology development with a focus
on mining excellence.
OUR OPERATIONS AND PROJECTS ARE
GROUPED REGIONALLY AS FOLLOWS:
South Africa
/ Vaal River, West Wits and Surface Operations
Continental Africa
/ Democratic Republic of the Congo,
Ghana, Guinea, Mali and Tanzania
Americas
/ Argentina, Brazil and Colombia
Australasia
/ Australia
Picture:
Sunrise Dam, Australia
I N T E G R AT E D R E P O RT
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5
LOCATION
OF ANGLOGOLD
ASHANTI’S OPERATIONS AND
ADVANCED PROJECTS
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

C O R P O R A T E P R O F I L E
( C O N T I N U E D )
E X P L O R AT I O N
Our operating assets are supported by an
exploration programme aimed at providing an
organic growth pipeline from which to generate
signiﬁcant value for the company over time.
Greenﬁelds and brownﬁelds exploration is
undertaken in both established and new
gold-producing regions through managed and
non-managed joint ventures, strategic alliances
and wholly-owned ground holdings. Recent
world-class discoveries include La Colosa,
Gramalote and Quebradona (Nuevo Chaquiro)
in Colombia, and Tropicana in Australia.
O U R P R O D U C T
Once mined, gold ore is processed into
doré (unreﬁned gold bars) on site and then
dispatched to precious metals reﬁneries
for reﬁning to a purity of at least 99.5%, in
accordance with the standards of ‘good
delivery’ as determined by the London Bullion
Market Association (LBMA). This reﬁned gold
is then sold directly to bullion banks.
While gold is our principal product, several
by-products also make up a small proportion
of our manufactured capital. Our by-products
are silver in Argentina, uranium in South Africa
and sulphuric acid in Brazil. In compliance with
all applicable legislation, great care is taken
to ensure the safe production, transportation
and storage of uranium and sulphuric acid,
which are hazardous materials. For instance,
AngloGold Ashanti complies with the
International Atomic Energy Agency’s (IAEA)
safeguards regarding all its sales contracts and
shipments of uranium.
For more information on uranium and
its handling process, see page 61 in the
South Africa regional review.
S H A R E H O L D E R S
AngloGold Ashanti is an independent gold
producer, with a diverse spread of shareholders
that includes some of the world’s largest ﬁnancial
institutions – see Shareholder Information.
The respective national governments hold
direct interests in our operating subsidiary in
Guinea and joint ventures in the DRC and Mali.
In Argentina, Fomicruz, a state company in the
province of Santa Cruz, has an interest in the
Cerro Vanguardia operation. The Government of
Ghana also holds a 1.56% stake in the company.
The primary listing of the company’s ordinary
shares is on the JSE in South Africa. Its
shares (or depository receipts) are also listed
on the New York, Australian and Ghana stock
exchanges. More detailed information on our
listings on various stock exchanges is provided
in Shareholder Information.
At 31 December 2016, AngloGold Ashanti had
408,223,760 ordinary shares in issue and a
market capitalisation of $4.29bn (2015: $2.88bn).
Post year-end, at 22 March 2017, the date
of approval of this report by the board, the
company’s market capitalisation was $4.53bn.
GEOGRAPHIC
DISTRIBUTION
OF SHAREHOLDERS
as at 31 December 2016
•
United States
43
•
South Africa
25
•
United Kingdom
16
•
Rest of Europe
7
•
Asia
5
•
Ghana
1
•
Rest of world
3
%
Picture:
AGA Mineração, Brazil
I N T E G R AT E D R E P O RT
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6
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

A N G L O G O L D A S H A N T I
S TA K E H O L D E R S ,
I
t was a year in which the unexpected
occurred not once, but twice, with political
convention upended in developed markets
and some measure of stability returning to
emerging markets. It was the year in which
investors had to familiarise themselves with
the reality of negative yields, oil prices stayed
low relative to their record high levels in the
past decade, while China continued to face
questions about its growing pile of debt. The
renminbi weakened further along with the
pound and the euro, and the dollar went from
strength to strength.
In June, voters in the United Kingdom
overturned conventional wisdom by electing to
exit the European Union, a move that caused
severe turbulence in currency markets and
initially spurred gold prices higher. The United
States sprung another surprise later in the year
by electing Donald Trump into the White House
on an anti-immigration, anti-regulation ticket.
President Trump’s election set equity markets
on a tear, raising hopes of more sustained
growth in the US and with it, the prospects of
additional interest rate hikes to build on the two,
25-basis point increases at the end of 2015
and 2016 that put downward pressure on the
gold price. Meanwhile, Indian Prime Minister
Narendra Modi’s surprise demonetisation kept
a ﬁrm lid on gold demand in one of the world’s
largest precious metal markets.
For all of the optimism for a recovery in
global growth, the unpredictability of the new,
emerging political order – and its implications
for generations-old security alliances, economic
networks and trade partnerships – has ensured
that many investors remain somewhat wary of
the future trajectory of the world economy. For
those sceptics, gold remains an increasingly
important component in insuring against
the fallout from any potential upheaval. This
safe haven appeal of bullion continues to be
reﬂected by the fact that the price has held
up relatively well despite lacklustre jewellery
demand and the growing consensus for
multiple interest rate hikes in 2017.
We experienced a rollercoaster year for gold
prices in 2016, with a strong ﬁrst half – in which
the price rose from $1,061/oz at the start of the
year to its peak of $1,375/oz in July – before
ending the year at $1,151/oz. Currencies in
Brazil and South Africa started the year near
record lows before rebounding strongly by year
end, ﬁrst giving a measure of margin relief for our
operations in those countries and then taking it
away as the currencies strengthened. AngloGold
Ashanti’s US shares – its most liquid, publicly
traded securities – followed a similar trend,
outperforming global peers for much of 2016
before ending the year up 50%, more or less in
line with these peers.
The constantly shifting macroeconomic
and political picture remains an important
backdrop to the performance of the company,
which continues to operate very much at the
conﬂuence of global politics and the world’s
currency and commodity markets. Given the
immovable nature of our assets, the fortunes
of the mining industry will always remain
closely tied to the prevailing political climate
globally and in the countries in which we
operate. This more often than not makes for
turbulent operating conditions.
It is for this reason that we opted for ‘self-
help’ measures in 2014. At the core of this
approach was the creation of a gold mining
company that was self-sustaining, could
reduce debt from internal sources, deliver
returns above the cost of capital over the
long term and withstand price shocks in the
short term. As you will see from the CEO’s
review in this report, the management team
did exceptionally well once again in executing
against that strategy: free cash ﬂow increased,
margins widened, debt fell further and
signiﬁcant improvements were made in the
broad area of sustainability, most notably in
safety and environmental stewardship.
Now, from this solid foundation of a de-geared
balance sheet, we are in a position as the
board to approve the management team’s
plan to reinvest in the asset base in order to
widen margins in the longer term and extend
mine lives of some of our key assets. As
the shareholders’ representative, the board
believes that this inward-focused approach to
create long-term value, will be more effective
C H A I R M A N ’ S L E T T E R
A s w e l o o k b a c k o n 2 0 1 6 ,
w e c a n r e f l e c t o n a n o t h e r
y e a r m a r k e d b y s i g n i f i c a n t
v o l a t i l i t y i n f i n a n c i a l a n d
c o m m o d i t y m a r k e t s a n d
s e i s m i c c h a n g e a c r o s s t h e
w o r l d ’s m a j o r e c o n o m i e s .
Sipho M. Pityana
Chairman
View CV
I N T E G R AT E D R E P O RT
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

C H A I R M A N ’ S L E T T E R
( C O N T I N U E D )
than pursuing acquisitions which are by nature
riskier and more expensive. While we continue
to review this approach given the prevailing
conditions, we believe that it remains well
suited to most market environments.
We will continue to apply a stringent set of
investment criteria to our investments and
will seek to eliminate production that does
not meet that criteria. In focusing on the
proﬁtability of our production, rather than on
the absolute volume of our output, we will
ensure the sustainability of our business, and
improve its self-sufﬁciency.
It is important to note that we will continue to
keep the integrity of the balance sheet in sharp
focus, particularly given clear recent evidence
of how equity value can be destroyed when
investors believe debt levels are too high. It is
also true that high absolute levels of borrowing
also present a strategic straitjacket for any
company, closing off avenues that could
otherwise be used to unlock latent value.
The fact remains that our equity is undervalued
relative to many of our global peers. We are
focused on this valuation gap and on ﬁnding
ways to narrow it.
Our Obuasi mine in Ghana has been a weight
on our valuation for several years, ﬁrst as a
signiﬁcant operating drain on cash ﬂows, and
now with the reduced care and maintenance
tab of about $70m a year. The invasion and
subsequent occupation of the mine by as
many as 12,000 illegal miners in 2016 has now
been resolved, and it now falls to us to ﬁnd a
lasting resolution to the perennial challenge
presented by this asset. We are of course
weighing each of our options in this regard
and are seized with the urgency of the issue
for all stakeholders concerned. We hope that
the new, investment-oriented administration
in Ghana, voted in after the recent election,
will make discussions over the future of this
important asset more constructive.
The management team is also working on
maintaining operational consistency, given
that improving the predictability of operating
results remain the bedrock of any rerating.
This will, above all, require the delivery of an
operating turnaround at our South African
operations, which have struggled to deliver to
their potential in recent years given a range of
internal and exogenous factors. This will need
to be balanced with the over-arching priority
that we place on safety.
While we work on improving our own
operating performance, we are also engaged
in the critical area of improving safety and
accelerating transformation in South Africa.
I’m proud to say that AngloGold Ashanti
has performed remarkably well against the
transformation targets set out in the Mining
Charter, achieving (and in most cases
surpassing) the original objectives in respect of
Picture:
Mponeng, South Africa
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

C H A I R M A N ’ S L E T T E R
( C O N T I N U E D )
equity ownership, employment equity, human
resource development, procurement and
enterprise development, employee housing,
development of mining communities and
sustainability. It is our ﬁrm belief that that these
successes are not an end in themselves, but
rather important milestones in our journey
toward a fuller transformation of this critical
sector for the South African economy.
Latest Mining Charter scorecard
Yet, with the encouraging transformation
strides made by South Africa’s mining sector,
it is worth noting that persistent regulatory
uncertainty in South Africa remains a bugbear
for many potential investors. The South
African mining industry once again stands at
a crossroads, with the Department of Mineral
Resources reviewing important regulations
and legislation, and thereby creating lingering
uncertainty for providers of capital who have
the option of putting their money to work in
any number of jurisdictions around the world.
It is a truism that capital will always ﬂow to
countries with a more certain outlook.
The draft of a reviewed Mining Charter was
presented to the industry for discussion in April,
2016 (sadly, without the normal prior consultation
with the Chamber of Mines), while important
amendments to the Minerals and Petroleum
Resources Development Act are four years in the
making without resolution at the time of writing
of this letter. This is hardly the way to boost
investment and create inclusive growth.
Without an unwavering commitment to
existing rules that protect security of tenure
and other important operating conditions,
the discretionary capital that South Africa so
desperately needs to grow its mining industry
and create jobs, will certainly ﬂow elsewhere.
This is already evident in the continued
contraction of the mining sector, characterised
by falling employment and production levels.
Along with the Chamber of Mines, we hold
out our hand to the DMR to enter into a more
positive, ongoing engagement with the industry
in order to reach certainty on a constructive and
consistent policy framework that will encourage
new, job-creating inward investment. Failure to
re-establish this partnership risks the continued
failure of the industry to live up to its potential
as an important contributor to growth
and employment.
The shifting of the goalposts with respect
to policy, and often in response to the more
populist political shifts we have witnessed
across the globe in this past year, remain
a key risk for mining companies generally.
This remains a condition without which
investment becomes increasingly difﬁcult.
Rather than focusing purely on who gets the
bigger slice of a shrinking pie, we need to
ﬁnd practical ways to grow the whole pie, to
the beneﬁt of all.
Another pre-requisite for growing investment
in any jurisdiction, as I mentioned last year,
is good governance and transparency, both
from the private and the public sector. Our
values not only demand unimpeachable
behaviour from us, but also that we
continually evaluate our performance against
the highest standards, recognise where we’ve
fallen short and take steps to improve. We
expect the same from our partners in the
private sector, labour and government in
each of our operating jurisdictions. Working
to these standards is critically important
if we are to properly turn national mineral
endowments to account for an increasingly
wider cross section of the population.
Our values are as important to the company
– and perhaps even more so – than good ore
bodies, sound capital allocation discipline,
or strong cost management. An unremitting
focus on safety is an integral part of our
culture and central to how we conduct our
operations, as is our tax policy which is
not only transparent but also appropriately
conservative. These are important attributes
for employees, host communities and the
governments of the jurisdictions in which we
operate, who face their own ﬁscal challenges.
But it is our integrity which is our most
important asset, and one we must preserve
at all costs. Without it we risk the very viability
of the company in the longer term, and our
continued licence to operate. I must thank my
fellow directors for their valuable contribution
over the past year and for their unwavering
support in ensuring that we continue to live
those values.
I must also thank Venkat, our CEO, for his
steadfast and focused leadership of the
business. Similarly we pay our gratitude to the
excellent executive management team that
he leads and all the employees of AngloGold
Ashanti, for ensuring that we don’t simply
pay lip service to safety; accountability for
our actions; our commitment to engage with
dignity and respect; to improving diversity;
and to ensuring that we remain good
custodians of the environment and mineral
resources, for the beneﬁt of all.
Together we will commit our unstinting efforts
to unlocking value and remaining good
custodians of your capital in the year ahead.
Sipho M. Pityana
Chairman
22 March 2017
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H I G H L I G H T S O F T H E Y E A R
S a f e t y
P r o d u c t i o n
E m p l o y e e s
F r e e c a s h f l o w
C o s t s
C a p i t a l e x p e n d i t u r e
E n v i r o n m e n t
C o m m u n i t y
A n g l o G o l d A s h a n t i a g a i n g e n e r a t e d s t r o n g c a s h f l o w s i n 2 0 1 6 , b o o s t e d
b y t h e e n c o u r a g i n g t u r n a r o u n d i n p r o d u c t i o n i n t h e s e c o n d h a l f o f t h e
y e a r a n d t h e h i g h e r g o l d p r i c e , f u r t h e r s t r e n g t h e n i n g t h e b a l a n c e s h e e t
a n d i m p r o v i n g f l e x i b i l i t y.
H I G H L I G H T S O F 2 0 1 6
Picture:
Cerro Vanguardia, Argentina
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C E O ’ S R E V I E W
A n o t h e r y e a r h a s c o m e t o a n
e n d d u r i n g w h i c h w e w o r k e d
h a r d t o c r e a t e v a l u e f o r o u r
g r o u p o f s t a k e h o l d e r s a m i d s t
v o l a t i l e m a r k e t c o n d i t i o n s .
Srinivasan Venkatakrishnan:
Chief Executive Ofﬁcer
D E A R S H A R E H O L D E R S ,
W
e again delivered signiﬁcant
improvements in key areas of the
business as we executed on our
strategy of improving sustainable cash
ﬂow and returns. To recap, this strategic
objective is supported by ﬁve key business
objectives, namely:
•
safe production, the industry’s best people
and a progressive sustainability model
•
prioritising balance sheet strength and ﬂexibility
•
production improvements, cost management
and sound capital discipline
•
a constant drive to consistently manage and
improve the quality of our portfolio
•
ensuring we keep long-term optionality, at an
affordable cost, ﬁrmly on our radar
AngloGold Ashanti remains one of the
industry’s most geographically diversiﬁed
companies. Roughly three quarters of our
production in 2016 came from our international
operations as we continued to improve the
balance in our portfolio.
The above strategy was adopted in 2013 after
a collapse in the gold price from near-record
highs and amidst unsustainably high debt and
costs. We believe now, as we did then, that
the strategy is ﬁt for any gold market, and
provides the pillars for us on which to build a
self-sustaining gold business that can deliver
returns above its cost of capital over the long
term, while withstanding the inevitable price
shocks that so often destabilise gold mining
businesses in the short term.
We have continued to execute on our core
strategy over the past four years, ﬁrst by
reducing debt and overall leverage through
cost reductions, efﬁciency improvements and
asset sales; then by creating a more consistent
performance track record and by improving
safety and environment stewardship; and now,
by investing in our portfolio to realise margin
expansion and life extension of our key assets.
At no stage have we asked shareholders to
foot the bill for this reconstruction. In fact, we
remain one of only two gold majors that have
not issued new equity since 2010 – it’s an
exclusive club that we are proud to belong to.
You will no doubt have seen many of our
peers turning to acquisitions to shore up their
reserves and bolster project pipelines. We
have deliberately opted to spend money on
our own project portfolio rather than enter the
feverish bidding for overpriced assets that
we’ve seen in recent months. We believe ﬁrmly
that our low risk, high-return route – all self-
funded and in countries and assets we know
well – offers better value for our shareholders.
View CV
r e m a i n s o u r
h i g h e s t p r i o r i t y
S A F E T Y
Picture:
Geita, Tanzania
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C E O ’ S R E V I E W
( C O N T I N U E D )
The assets earmarked for increased
investment in 2017 include: Cuiabá, in
Brazil, where a greater rate of Ore Reserve
development is expected to improve mining
ﬂexibility hampered by geotechnical challenges
in recent years; Iduapriem in Ghana, where
we will strip waste rock from the Teberebie
ore body to extend mine life, and lower cash
costs; Geita, in Tanzania, where the original
20-year old power plant will be replaced to
ensure reliable electricity supply, while the
continued ramp-up of underground production
will replace depleting open-pit ore in future; at
Sunrise Dam, in Australia, where investment
in plant modiﬁcations are expected to improve
gold recoveries; and at Kibali, in the DRC,
where additional Ore Reserve development
will be conducted ahead of a ramp-up in
underground production.
The combination plant project at Siguiri in
Guinea is now well underway to extend mine
life and improve production at better margins.
In Mali, subject to the Government giving us
the consents and agreements needed, we
are ready to start the hard rock sulphides
project along with our joint venture partner in
Sadiola. This investment will extend mine life
by around a decade and increase production
and margins from current levels.
In South Africa, a feasibility study is underway
at Mponeng to access the ore body below
126 level, extending mine life and ultimately
increasing production at better margins.
Even through this investment phase, we will
continue to be careful in evaluating every
ounce in our future plans against our margin
and return criteria. We will also not hesitate
to remove production that does not meet our
margin and return hurdles. It is this approach
that will ensure that we thrive in the long term.
At Obuasi, where we had been working on
potential redevelopment options for this
important ore body, we will seek a sustainable
resolution to the mine’s future in 2017. This
was after a site invasion in early February
by illegal miners – who peaked at around
12,000 in number – lasted for much of 2016,
causing a cessation of all non-essential
activity on site. This illegal-mining activity has
subsequently been peacefully cleared. We are
now evaluating the condition of the ore body
and infrastructure and will use the data to
update our feasibility study into the proposed
redevelopment of the mine. We will keep all
of our options open with respect to the future
of this high-quality ore body which remains
important for all stakeholders.
T H E Y E A R I N R E V I E W
We set ourselves an ambitious set of tasks for
2016 and I’m pleased to say we did well in
achieving most of the goals set. Safety improved,
we widened margins and bolstered cash ﬂow,
reduced debt and enhanced the ﬂexibility of our
balance sheet. We progressed our brownﬁeld
project options to the point where we’re ready
to invest in them and our exploration teams
added 2.3Moz in Ore Reserve, substantially
offsetting depletion from last year’s production.
While we have ticked those items off the list, we
have more work still to do in safely improving the
operational performance of our South African
portfolio, ﬁnding a sustainable way forward for
our Obuasi mine and unlocking additional value –
at a reduced cost – from our Colombia portfolio.
We will be working hard on each of those areas
through 2017.
Our operations in Brazil, Argentina, Australia
and South Africa – accounting for about two-
thirds of our production – ensured we were
able to offer good leverage to the currency
weakness in those jurisdictions at the beginning
of 2016. Currencies can be a double-edged
sword, however, and the recovery in the South
African rand and Brazilian real in the latter half
of the year placed some pressure on US dollar-
denominated costs.
Our South African, Brazilian and Congolese
business units struggled operationally in
the ﬁrst half of the year, creating a drag on
the cost and production performance for
the year. All had shown some measure of
recovery by year-end, but each of those
areas will require ongoing, intensive
focus in the year ahead to consolidate
those improvements.
There is a wealth of data in this report detailing
every aspect of our operational and ﬁnancial
performance, but the highlights include
production of 3.628Moz, which came within
our guidance range, while the all-in sustaining
cost of $986/oz was slightly above our initial
forecast, given the strengthening of currencies
in the second half.
Capital expenditure of $811m was also within
guidance as we continued our disciplined
reinvestment into our portfolio. The sum total
of our efforts during the year, plus the strong
gold price performance in the ﬁrst half of 2016,
was the third year of improved free cash ﬂow
which came in at $278m (or $308m when
the cost of buying back our most expensive
debt is added back in). This helped us resume
dividend payments in early 2017, after a hiatus
of more than three years.
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C E O ’ S R E V I E W
( C O N T I N U E D )
A quick word on this dividend. We have
resolved to pay a dividend equal to 10%
of our free cash ﬂow, before project capital
expenditure, in any given year. This is, as
always, subject to the board’s discretion.
There has been some discussion – both
within the board and amongst shareholders
– about whether it would have been more
prudent to divert this dividend cash to further
debt reduction, particularly given the capital
programme that lies ahead of us. Our view,
as a management team, has been that it is
important to reinstate the dividend to signal
not only our conﬁdence in the ability of the
business to fund itself, but also to instil in the
operating management a sense of strict capital
discipline. It is this discipline that says our
shareholders must be provided for ﬁrst, before
we channel scarce capital to discretionary
growth projects.
S A F E T Y
Before reﬂecting further on our performance
last year and our outlook for the year ahead,
I’d like to ﬁrst discuss our safety performance.
Let me be clear, safety remains our highest
priority. It underpins everything we do and is an
area that we continue to work on improving.
We reported one fatality in Brazil and six in
South Africa, the last of which was on July
28, 2016. This remains, by a long way, the
most disappointing part of our performance
last year, despite a year-on-year reduction in
fatal accidents by a third, and one that we are
committed to improving upon.
Notwithstanding this disappointment, we
look for inspiration to some of the important
milestones of 2016, particularly in South Africa,
where Moab Khotsong reached a full year
without a fatality in September and extended
that record to the end of the year and beyond.
The Vaal River region achieved 2 million
fatality-free shifts and Mponeng and Kopanang
a million each. Continental Africa’s operating
mines had another year without a fatality. In all,
we recorded four fewer workplace fatalities than
in 2015, and none in the last quarter of the year.
Our marked safety improvements of the past
decade are a result of our continued focus
on – and investment in – enhanced operating
and safety systems and technologies. But
technology alone is not sufﬁcient. As in any
heavy industry, and especially in a company
like ours that employs more than 50,000
people globally, human error remains among
our greatest challenges. This is an aspect
of the business that we continue to work
hard to mitigate in cooperation with a broad
group of stakeholders.
We also work continually to ensure that every
person in AngloGold Ashanti places a greater
focus on identifying and avoiding risk. In an
environment where minor missteps can have
catastrophic consequences, it is critical that
we not only are relentless in identifying and
eliminating hazards, but that we instil a culture
that prizes safety above all else. We have
made encouraging strides in that regard and
will continue to look for ways to improve.
In South Africa, safety related stoppages
resulted in a loss of 104,000oz of production.
While we are strong supporters of robust and
constructive safety regulation, we elected
to challenge one such stoppage at our
Kopanang mine during 2016, as we believed
the sanction levied by the regulator was
disproportionate to the safety threat identiﬁed.
We received a verdict in our favour from the
Labour court, providing once again, a helpful
guideline for the industry with respect to the
fact that stoppages should be proportional to
the overall threat posed by an identiﬁed safety
infringement. This should obviate many mine-
wide stoppages in future, where a safety
infraction may be cured more effectively
through a more localised stoppage, rather
than shutting an entire mine. The beneﬁts of
this outcome for the industry at large should
be twofold, namely improving safety while
also helping preserve the viability of a high
ﬁxed-cost business that has suffered severe
damage related to signiﬁcant revenue losses
in recent years. As management, we shall not
hesitate to stop mining in any area ourselves
should we ﬁnd that they do not meet our
safety criteria.
S U C C E S S I O N
On behalf of the executive team, I’d like
to bid a fond farewell to Ron Largent, who
retires in early 2017 after more than 20 years
with us. It would not be an exaggeration
to say that Ron has effected one of the
gold industry’s most signiﬁcant operational
turnarounds over the past four years,
turning our international portfolio into a
globally competitive suite of assets with an
impressive list of growth and life extension
options. Our strong operating results over
the past four years are testament to Ron’s
status as one of the world’s best mining
operators. We bid him a fond farewell and a
restful retirement with his family.
Further testament to Ron’s leadership is
the strong succession pipeline he’s created
through his tenure here, so he passes the
baton on to a familiar face for many of you in
Ludwig Eybers. Ludwig and his team worked
hand in glove with Ron in effecting perhaps
the most noteworthy of these turnarounds,
which was improving the fortunes of our
Continental Africa unit. Ludwig has had
accountability for safety, production, costs
and planning in the international team since
his appointment last year as Deputy Chief
Operating Ofﬁcer: International. We welcome
him to the Executive Committee and are
conﬁdent he will continue to build on his
successes with us.
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C E O ’ S R E V I E W
( C O N T I N U E D )
Srinivasan Venkatakrishnan
Chief Executive Ofﬁcer
22 March 2017
O U T L O O K
There is no doubt that we have our work
cut out for us in 2017 and beyond. We
have forecast somewhat higher cash costs
and all-in sustaining costs for 2017 (see
page 131 for production guidance), mainly
given the relative strength of currencies in
many of our key operating jurisdictions.
As discussed above, sustaining capital
expenditure will increase in line with our
internal reinvestment philosophy, before
moderating somewhat in 2018. This is
expected to contribute to an increase
in the all-in sustaining cost.
The investment is effectively a down
payment on better future margins and longer
mine lives, thus securing the long-term
future of our business.
To conclude, I’d like to reafﬁrm the fact
that we remain clear not only on the
strategic path we will follow, but also on
the operational imperatives that will deﬁne
our work in the year ahead. We must
again make a quantum improvement in
safety and environmental stewardship, be
ﬂawless in the execution of our projects,
redouble our focus on cost management
and operational excellence as we aim
to expand margins, and maintain the
hard-won ﬂexibility of our balance sheet.
Obuasi, South Africa and Colombia are
priority areas for us as we seek to unlock
unrealised value in the portfolio.
To our chairman, board, executive team and
every member of the AngloGold Ashanti
extended family, particularly those who
come into work each day to contribute
experience, initiative and effort to the
advancement of this company, I offer my
heartfelt and sincere thanks. Your efforts are
greatly valued and I look forward to another
year of mutual success as we tackle the
challenges and embrace the opportunities
that lie before us. I suspect that there will be
plenty of both in 2017.
Picture:
Gramalote, Colombia
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S E C T I O N 2
B U S I N E S S C O N T E X T
Business model /
16
Material concerns and our
external environment /
17
Stakeholder engagement
and material issues /
23
People are our business/
28
We set out our business in context,
stating how we use our resources as
inputs to deliver desired outcomes,
while managing the impacts, related
material issues, risks and stakeholders
to achieve our intended outputs.
Picture: Kopanang, South Africa
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B U S I N E S S M O D E L
To produce gold, AngloGold Ashanti’s
operational activities encompass:
(1)
exploration
– ﬁnding, identifying and
evaluating prospective, economically
viable, gold deposits
(2)
mine development
– establishing the
necessary infrastructure both on surface
and underground to access the deposit
via vertical shafts and decline ramps (in
underground mining) or material stripping
(in open pit mining)
(3)
mining
– extracting the gold-bearing ore
and transporting it to the gold plants
(4)
processing
– the ore mined is processed
to extract the gold and smelted to
produce doré (unreﬁned gold bars), and
any by-products occurring
(5)
reﬁning
– the doré is reﬁned to a speciﬁed
level of at least 99.5% purity to produce
gold bullion that is sold to international
bullion banks
(6)
rehabilitation and closure
– once all the
gold-bearing ore in a deposit has been
mined (depleted) and the life-of-mine
ended, the process of closure begins
We incorporate closure planning, which takes
into account local community livelihoods
and land rehabilitation, at the start of our
exploration. Closure plans are revised
continually, until mining activity ceases, when
the ﬁnal plan is implemented. Rehabilitation
takes place throughout the life-of-mine.
In conducting our business, we:
•
require and make use of various
INPUTS
– the people who use technology
and machinery to discover and
evaluate the economic viability of gold-
bearing ore bodies and who, with
the necessary skills and equipment,
develop and operate the mines
•
produce
OUTPUTS
, gold and other by-
products (silver, uranium and sulphuric
acid) which we sell to generate income
•
manage the use of the
INPUTS
required
and use them as efﬁciently as possible
in order to reduce the
IMPACTS
we
may have on the environment and
communities within which we operate
or on the people with whom we work
•
achieve the desired
OUTCOMES
by
creating value for our stakeholders while
delivering on our strategy, generating
sustainable cash ﬂow and returns.
Natural
Financial
Manufactured
Human
Intellectual
Social
C A P I TA L
R E S O U R C E S
Picture:
Tropicana, Australia
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I N P U T S
O U T P U T S
O U T C O M E S
I M PA C T S
N
F
M
H
I
S
Overview
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Strategy
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Shareholder information

I n t h i s s e c t i o n , w e d i s c u s s
t h o s e m a t t e r s t h a t :
Impact or could impact our
ability to create value in the
short, medium or long-term
May prevent us from delivering
on our strategic objectives
Inﬂuence our economic
viability and the sustainability
of our business
T H E G O L D M A R K E T
In 2016, the gold market was a story of two
halves, where the price increased from late
2015 and continued to rally during the ﬁrst half
of 2016, peaking at $1,375.25/oz on 6 July
2016. The year was eventful worldwide – the
sharp sell-off in Chinese equities, heightened
friction between Saudi Arabia and Iran,
together with surprising Brexit referendum
result – helping to drive up the gold price. The
unexpected election of Donald Trump as US
president created additional volatility in the
gold price and ﬁnancial markets generally.
M A T E R I A L C O N C E R N S A N D
O U R E X T E R N A L E N V I R O N M E N T
Jan 2015
Dec 2016
AVERAGE MONTHLY GOLD PRICE
January 2015 to December 2016 ($/oz)
1,000
1,100
1,200
1,300
1,400
Source: Bloomberg
2016
Average gold price of
$1,248/oz
2015
Average gold price of
$1,160/oz
The most inﬂuential factors affecting the
gold price during 2016 were the dollar and
US monetary policy. The absence of any
increase in US interest rates during the ﬁrst
half of the year resulted in an increase in the
gold price. However, as the US economy
continued to improve towards the end of the
year, with a growing likelihood of an increase
in US interest rates, the gold price began to
wane. At its meeting on 14 December 2016,
the Federal Open Market Committee (FOMC)
increased US interest rates by 25 basis points
and ﬂagged a more hawkish stance ahead
on the US interest rate environment. This
signalled the potential for further rate hikes in
2017, supporting the US dollar and placing
gold under considerable pressure with the
price dropping to a low of $1,122.35/oz on
15 December, before recovering and closing
the year at $1,151.46/oz.
The rally in the gold price for the ﬁrst half of
the year was also helped by the revival of
exchange-traded fund (ETF) demand which
saw many investors returning to gold. In
addition to the events described above,
continued sluggish economic growth across
the globe, despite the attempts by central
banks to reﬂate economies, made gold
Picture:
Tropicana, Australia
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M A T E R I A L C O N C E R N S A N D
O U R E X T E R N A L E N V I R O N M E N T
( C O N T I N U E D )
a preferred safe-haven asset, increasing
demand. ETF holdings were up 45% at
their peak, to 72.8Mozs. However, as the
outlook for US economic growth improved
in the second half of the year, demand for
gold decreased. Following the outcome
of the US elections in November, demand
weakened further, diminished by the outlook
for higher interest rates and expectations
of a stronger US dollar. This was evident as
investment demand continued to decline with
gold ETF outﬂows remaining at a relatively high
level of 3.1Moz in December, albeit lower than
November outﬂows of 3.9Moz.
ETF holdings
closed the year at 65.02Moz, 30% higher
than the opening position of 50.2Mozs.
Since 2011, the central bank community
has established itself as an important
demand side factor, adding to existing gold
holdings in order to either diversify or bolster
reserves. Central banks continued to be net
buyers in 2016, although to a lesser extent
compared to previous years. In 2016, central
banks collectively purchased 383.6t of gold
compared to 566t in 2015, a reduction of
33%. Despite this, 2016 was the seventh
consecutive year of net purchases by central
banks. Central bank purchases in 2016
were led by Russia, China and Kazakhstan.
Together they accounted for around 80% of
purchases for the full year.
Sales from central banks were, once again,
negligible at 3.07t for the 2015-2016 period
(3.39t for 2014-2015). The bulk of these sales
were made by the German Bundesbank as
part of its gold coin programme.
JEWELLERY DEMAND
Demand from the gold jewellery market,
dominated by India and China, which together
account for almost 60% of jewellery demand,
was somewhat disappointing. In China,
households were spending more on luxury
items and investing in property rather than in
gold. India, on the other hand, was negatively
impacted by a six-week strike by jewellers,
increased government regulations (including
higher taxes and duties on gold imports), and
a poor harvest. The latter led to an increase
in the rural community selling gold in order to
make up for the loss of income from farming,
while the impact of demonetisation continued
to affect gold demand.
The higher gold prices during the year
encouraged an increase in scrap entering
the market while recycled gold increased
by 17% year-on-year to 42.07Moz in 2016.
Mine supply remained virtually unchanged
in 2016, from 2015 levels, with production
of 3,236t and 3,233t recorded for the two
periods respectively.
C A P I TA L M A R K E T S
The volatile gold price inevitably impacts
on valuations placed on gold-producing
companies. This was reﬂected in the sharp
contraction in the value of gold stocks
between mid-August and year-end. The fall
was again compounded by the drop in the
gold price below $1,200/oz during 2016,
though the gold price corrected somewhat in
the early part of 2017.
The AngloGold Ashanti share price rose 48%
in 2016, broadly in line with the benchmark
GDX Market Vectors Gold Index.
AngloGold Ashanti demonstrated value
creation and good delivery on the company’s
strategic objective to generate sustainable
free cash ﬂow improvements and returns.
This was achieved by self-help measures:
reducing debt and overall leverage through
cost reductions, strengthening the balance
sheet, while generating cash. At the end of
July 2016, AngloGold Ashanti eliminated the
company’s highest-cost debt, by redeeming
the outstanding portion of the 8.5% high-yield
bonds that were due in 2020. This resulted
in reduced interest payments while improving
free cash ﬂow and introducing additional
balance-sheet ﬂexibility. Sustainable free
cash ﬂow generation greatly reduces any
need to raise capital in the current volatile
market conditions.
R E G U L AT O RY C H A N G E S
A N D U N C E RTA I N T Y
In South Africa, a revised Mining Charter, was
initially issued on 15 April 2016 for public
comment. Industry has expressed reservations
on key aspects of the revised Mining Charter,
including the clause on a perpetual 26%
black ownership requirement. There is still no
certainty on the ﬁner details of black economic
empowerment (BEE), particularly whether
the principle of “once empowered, always
empowered” will be observed. This uncertainty
arose in 2015, when the Minister of Mineral
Resources announced that mining companies
had not achieved the 26% black ownership
level mandated by the 2010-2014 Mining
Charter. See more on page 70 in the South
Africa regional review.
On the basis that all key targets were met
by Chamber of Mines members (including
AngloGold Ashanti) in March 2015, the
Chamber of Mines, on behalf of the mining
industry, sought a declaratory order from the
High Court to obtain clarity on this issue.
Judgement on this matter is still pending.
Uncertainty in the South African mining
industry regarding ownership requirements
in the Mining Charter could reduce the
attractiveness of the country as an investment
destination for scarce capital.
The overarching legislation governing the
mining industry in South Africa, the Minerals
Petroleum and Resources Development
Amendment (MPRDA) Bill, is currently being
reviewed by the lower house of Parliament,
the National Council of Provinces. There
are continuing differences of opinion on the
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O U R E X T E R N A L E N V I R O N M E N T
( C O N T I N U E D )
constitutionality of some of the Bill’s provisions,
a matter that the Chamber of Mines raised
during the consultation process.
On the overall content of the Bill, we had
engagements with the DMR focused on
crafting legislation that would promote all
aspects of the mining industry, bring as much
certainty as is practicable and ultimately
bolster investor conﬁdence. It is anticipated
that ﬁnalisation and clarity on these matters will
be provided in June 2017.
The South African mining industry remains
fully committed to transformation undertaken
in a manner that sustains and supports
the industry, and does not undermine the
laudable goals of the MPRDA, and in order to
meet the vision of the government’s National
Development Plan. AngloGold Ashanti
complies with the requirements of MPRDA as
well as the Mining Charter.
AngloGold Ashanti’s performance
on Mining Charter requirements.
BACKGROUND ON THIS REVIEWED LEGISLATION
On 27 December 2012, the Minister
published the Draft Mineral and Petroleum
Resources Development Amendment Bill,
2012 (2012 Bill) which sought to amend the
MPRDA and invited the mining industry and
interested and affected parties to comment
on it by 8 February 2013. On 21 June 2013,
a revised version of the Bill (2013 Bill) was
introduced to the National Assembly. The
2013 Bill underwent a public participation
process and extensive comments were
received from the general public. Following
a consultative process with the Department
of Mineral Resources (DMR), the State
Law Advisors and the general public, the
Portfolio Committee on Mineral Resources
(Portfolio Committee) introduced an amended
version of the 2013 Bill to the South African
Parliament. The 2013 Bill was passed by the
National Assembly on 12 March 2014 and
passed by the National Council of Provinces
(NCOP) on 27 March 2014.
On 16 January 2015, the President referred
the 2013 Bill back to the National Assembly
to accommodate his reservations around the
constitutionality of the 2013 Bill. In October
2016, the Bill was passed in Parliament
(National Assembly) and has now been
referred to the NCOP. In January 2017,
the DMR without properly consulting, then
proposed an additional 54 amendments to
the Bill. Provincial legislatures are now tasked
with holding public hearings during March
2017 on these new amendments to facilitate
public involvement.
On 15 April 2016, the Minister of Mineral
Resources published a draft mining charter
(the “Draft 2016 Mining Charter”). The Draft
2016 Mining Charter seeks to align the Revised
Mining Charter with the Broad-Based Black
Economic Empowerment Act, 53 of 2003,
in order to ensure meaningful participation
of black people and provide for policy and
regulatory certainty to ease the investment in
and the development of the mining industry.
Interested and affected parties were invited
by the DMR to submit written representations
on the Draft 2016 Mining Charter until 31 May
2016. AngloGold Ashanti made its comments
on the reviewed Mining Charter directly to the
Department of Mineral Resources (DMR) on 30
May 2016, and was also part of the Chamber
of Mines’ reference group that prepared the
industry’s submissions through the Chamber
of Mines Council. The Minister of Mineral
Resources indicated that the reviewed
Mining Charter is expected to be published
in March 2017. This had not been published
by the DMR as at 22 March 2017, the date of
approval of this report by the board.
In terms of the Mining Charter, in South
Africa we are required to deliver on
community projects in line with our social
development plans, available on our website:
www.anglogoldashanti.com. Details of
these projects are set out in the
<SDR>
.
On 20 January 2014, AMCU served strike
notices to three gold companies challenging
the extension of the 2013 wage agreement to
its members. An interim interdict was granted
to the Chamber of Mines by the Labour
Court in Johannesburg on 30 January 2014,
declaring the intended strike unprotected and
prohibiting unprotected strike action as well as
any conduct that might encourage workers to
embark on strike action. Following two labour
court interdicts against its strike actions,
AMCU appealed the ruling through the Labour
Appeal Court. After the Appeal Court also
upheld the interdict, AMCU appealed to the
Constitutional Court. On 21 February 2017,
the Constitutional Court dismissed the appeal
by AMCU and held that the 2013 wage
agreement was validly extended to AMCU
members and the relevant statutory provisions
were constitutionally compliant.
C A R B O N TA X
A ﬁnal decision on the implementation of the
proposed Carbon Tax Bill in South Africa is still
pending, after the initial Bill was released in the
second half of 2015. During 2016, following
public comments received on the draft Bill,
the South African government held additional
public consultations. A revised Bill is expected
to be published and to be tabled in Parliament
mid-2017.
The latest developments on this Bill include
that, ﬁrstly, during the initial phase (estimated
to be until 2020), there will be no impact
on the price of electricity and, secondly, a
revised regulation will be published by mid-
2017 for the carbon offset allowance, giving
corporations a mechanism to reduce their
carbon tax liability. Following the publication of
the regulation, it is anticipated that government
will provide clarity on the alignment of the
carbon tax and carbon budget, which is
expected to be after 2020.
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M A T E R I A L C O N C E R N S A N D
O U R E X T E R N A L E N V I R O N M E N T
( C O N T I N U E D )
AngloGold Ashanti’s direct, Scope 1 emissions
in South Africa are dwarfed by the indirect
Scope 2 emissions. This is a 101,000t CO2-e
of direct emissions compared to 2,626,000t of
CO
2
-e of indirect emissions in 2016. Our main
environmental exposure in South Africa stems
from the fact that we purchase electricity from
the national utility provider, Eskom, which is
generated from coal. In turn, this may cause
exposure to the proposed Carbon Tax, which
is expected to have an impact on the cost
of electricity and on the carbon tax. The
carbon tax is expected to escalate after 2020
when rebates, implemented as a means of
ameliorating the impact of the carbon tax on
the economy, are expected to be phased out.
In Australia, the government introduced the
carbon emissions safeguard mechanism,
aimed at limiting future growth in greenhouse
gas (GHG) emissions after setting baseline
emission thresholds, the safeguard
mechanism requires that companies submit
carbon credits or pay penalties for excess
emissions. Sunrise Dam applied for a
baseline emissions in accordance with the
regulatory scheme’s default mechanism.
Tropicana will apply for a baseline emission
level using the alternative calculated baseline
method during 2017.
M I N E C L O S U R E
In South Africa, new regulations have
been proposed which will form part of the
National Environmental and Management
Act (NEMA). On 20 November 2015, the
Minister of Environmental Affairs published
the Regulations Pertaining to the Financial
Provision for Prospecting, Exploration,
Mining or Production Operations – through
Government Notice R. 1147 (the “2015
Financial Provision Regulations”).
On 26 October 2016, the Minister published the
proposed amendments to the 2015 Financial
Provision regulations, which extended the
transitional period for compliance to February
2019. In this regard, AngloGold Ashanti only
has to comply with the 2015 Financial Provision
Regulations in February 2019.
The Department of Environmental Affairs has
acknowledged the many challenges raised by
the industry, in collaboration with the Chamber
of Mines, with the proposed regulations. In the
latest draft revisions, some of the main issues,
such as the future of existing rehabilitation trust
funds have already been favourably amended.
AngloGold Ashanti is continuing to engage with
the relevant departments through the Chamber
of Mines and hopes that these will lead to the
company being able to comply with the new
regulations once they become effective. In
addition, the South Africa region has initiated
an internal project in collaboration with an
independent consultant, to assess and amend
our current closure liability assessments in line
with the new requirements.
S O C I A L L I C E N C E T O O P E R AT E :
S H A R I N G R E S O U R C E S
Mining can create additional competition for
resources, such as land, water and electricity.
The challenge is for companies to attain
the correct balance between successfully
conducting their mining operations and limiting
and mitigating any negative impact on the
communities and societies in which they
operate. Our initiatives and work done on the
various elements in our quest for sustainable
mining, including environmental stewardship,
are covered in the stakeholder engagement
section, under communities, and are detailed
in the
<SDR>
which is available online at
www.aga-reports.com.
ELECTRICITY
Since 2013, AngloGold Ashanti’s energy
consumption has edged downwards 2% as
a result of cost savings, energy efﬁciency
initiatives, divestments as well as the scaling
down of operations. Furthermore, the recent
implementation of Operational Excellence
principles for energy management at our
international operations has resulted in
identifying additional opportunities for savings.
In 2016, energy security in South Africa
improved, largely as a result of lower national
energy demand. The region reduced its overall
energy consumption by 1.06% year-on-
year, driven by a disciplined approach which
included meticulous energy management and
reporting processes, together with various
efﬁciency projects across all the operations.
In recognition of the work done, our project,
the Vaal River Compressor Real-time Dynamic
Control System (REMSDCS) was nominated
and won an award for the 2016 South African
Association for Energy Efﬁciency project of
the year. This project was initiated as part of
the national utility’s demand side management
initiative and executed at our Vaal River
operations. The project not only achieved a
reduction of 1.65MW in volumes used during
the peak period but it also realised ﬁnancial
savings (approximately $140,000), with further
savings derived from multiple parallel projects
on compressed air efﬁciency, yielding almost
double the initial savings.
We continue to enforce energy saving
measures at all our operations – underground,
on surface and in employee residences.
Additionally, in South Africa, our mines have
back-up generators that ensure employee
safety in case of an emergency and prevent
infrastructural damage during outages.
Power supply availability and reliability remain a
challenge in Ghana, with demand far outstripping
supply. This is as a result of the low water
levels in the country’s three main hydropower
dams and uncertainties surrounding the fault
in the oil production rig which supplies gas to
some of the thermal plants in the country. To
mitigate this, at Iduapriem, we are working with
our utility supplier, the Electricity Company of
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M A T E R I A L C O N C E R N S A N D
O U R E X T E R N A L E N V I R O N M E N T
( C O N T I N U E D )
Ghana, to secure a premium service agreement.
In Tanzania at Geita, we initiated a large-scale
project to replace an existing generator power
station, whose units are now at the end of their
economic life, with a new power station utilising
fuel-efﬁcient generators and a modern power
station design.
As part of a proposed expansion project at our
Siguiri mine, we will add a new power plant to
our current electricity generation facilities, to
replace the mine’s current 20-year old power
plant and to meet the requirement for the
expansion of the mining activities. In Guinea
we invested in infrastructure that enables the
supply of electricity in the Bouré area, close to
our Siguiri operation. Construction of a low-
voltage electrical network in nine villages of
Bouré including the Area 1 resettlement area
brought electrical power to homes.
Electrical power at the Australian operations
is generated by onsite power stations
predominantly using natural gas delivered
by the Eastern Goldﬁelds Pipeline, which
was completed in December 2015. Gas
delivery during 2016 was uninterrupted and all
performance expectations were met. A small
number of diesel units remain at each site to
provide peak load capability and emergency
back-up power for critical systems should gas
supply be interrupted.
Hydropower capacity in Brazil recovered from
drought conditions in prior years, providing
improved reliability in electrical power supply.
WATER
South Africa is a water-stressed country.
Our mines have, for many years, been
using this scarce resource responsibly
and proactively lessening consumption by
recycling water and using groundwater
draining into underground operations that
would otherwise have been discharged.
“Clean-dirty” water separation principles
are applied and rainwater is kept away from
operations as much as possible. During
2016, South Africa experienced one of its
most severe droughts in history – water
levels in rivers and dams were critically low.
The Department of Water and Sanitation
introduced strict water restrictions across
business sectors as well as households.
The South Africa operations managed to
maintain production without disruption due
to the careful water management processes
that are in place.
Additionally in our mines in the South
Africa region, we face possible risks from
extraneous water and, as a result, we
have a number of proactive measures in
place to ensure the effective management
of this potential risk. For instance, at the
Vaal River operations, the neighbouring
Buffelsfontein Gold Mine began decanting
approximately 6ML of water per day into
the Great Noligwa mine. This water was
evacuated from the underground mine and
utilised in the metallurgical operations. At
the West Wits operations, additional water
from the neighbouring Blyvooruitzicht Mine
Shaft 5 began ﬂowing into to the Savuka
underground workings and is currently
being evacuated through the TauTona shaft
and utilised in the West Wits process water
system. These strategic interventions have
safely reduced the risk of ﬂooding at our
operations, and enabled the reduction of raw
water intake.
In Brazil, some mines have had water shortages
in the past. We continue with our concerted
water recycling efforts, which have enabled the
mines to avoid production slowdowns.
In Guinea, the growth of the tailings storage
facility at Siguiri necessitated the expansion
of its return water facility. This imperviously-
lined dam was successfully expanded during
2016. The increased storm water storage
capacity off the tailings facility has resulted
in a reduction of about 34% in raw water
abstraction from the Tinkisso River, with a
corresponding increase in the use of recycled
water in the metallurgical operations.
At Obuasi, the pumping of water from the
underground workings continued during the
year, despite the invasion of the mine by illegal
miners. This has been carried out to prevent
the underground mines ﬂooding. In addition,
water was treated to efﬂuent discharge
standards and released to the environment,
this being both the underground mine water
as well as the rainwater that collected on the
inactive tailings storage facilities.
Picture:
Mponeng, South Africa
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O U R E X T E R N A L E N V I R O N M E N T
( C O N T I N U E D )
L E G A C Y I S S U E S
The company’s legacy issues include social
and environmental challenges at Obuasi,
Ghana; deep-level groundwater and water
pumping obligations in South Africa; migrant
labour and housing and accommodation
challenges in South Africa; resettlement
issues at certain Continental Africa
operations; and the incidence of occupational
lung disease (OLD).
AngloGold Ashanti has done much work
to address the legacy issues it has faced
at some of its operations, as explained in
various sections in this report. In March
2016, AngloGold Ashanti and Anglo
American South Africa entered into a
settlement agreement with claimants’
counsel on 4 March 2016, for a full and
final settlement with no admission of
liability of individual claims brought against
the companies in respect of OLD allegedly
contracted by the claimants. The work of
the Q(h)ubeka Trust set up to administer
the claim settlement is progressing well.
AngloGold Ashanti, together with Anglo
American, African Rainbow Minerals, Gold
Fields, Sibanye and Harmony, formed an
industry working group in November 2014
– the Mining Industry Working Group on
Occupational Lung Disease. The aim of
the group is to address issues relating to
compensation and medical care for OLD
in the gold mining industry. The objective
of the working group is to achieve a
comprehensive settlement of OLD claims
which is both fair to past, present and future
employees and sustainable for the sector.
The companies in the working group are
among respondent companies in a number
of lawsuits related to OLD, including a class
action application. The group allows for
good collaboration among stakeholders in
the industry, labour and government with the
aim of ﬁnding a timely solution to the legacy
of the compensation process.
Despite the unfolding legal process, the
working group believes in working together to
seek a solution to this South African mining
industry legacy issue. The group is committed
to continuing with its efforts to ﬁnd common
ground with all stakeholders, including
government, labour and the claimants’
legal representatives. The companies in the
working group do not believe that they are
liable for the claims brought against them and
are defending these.
On 13 May 2016, the High Court of South
Africa, Gauteng Local Division ordered, inter
alia, that current and former underground
mineworkers who have contracted silicosis,
and the dependants of underground
mineworkers who died of silicosis (whether or
not accompanied any other disease), where
such mineworkers work or have worked on
one or more gold mines listed as part of the
judgement, after 12 March 1965 (the “silicosis
class”) constitute a class. The class also
includes current and former underground
mineworkers who have contracted pulmonary
tuberculosis, and the dependants of
deceased underground mineworkers who
died of pulmonary tuberculosis (but excluding
silico-tuberculosis), where such mineworkers
work or have worked for at least two years in
one or more of the gold mines listed as part
of the judgement after 12 March 1965 (the
“pulmonary tuberculosis class”).
AngloGold Ashanti, together with the other
respondent companies, has been granted
leave to appeal the order in the Supreme
Court of Appeal.
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We i d e n t i f y, p r i o r i t i s e a n d
r e s p o n d t o s t a k e h o l d e r i s s u e s b y
r e v i e w i n g t h e s e a n d t a k i n g i n t o
a c c o u n t : E x e c u t i v e C o m m i t t e e a n d
b o a r d c o m m e n t s , o u r o p e r a t i n g
e n v i r o n m e n t , a n d o u r b u s i n e s s
r i s k s a n d o p p o r t u n i t i e s . We
b u i l d r e l a t i o n s h i p s w i t h a l l o u r
s t a k e h o l d e r s – a n i n t e g r a l p a r t o f
o u r a b i l i t y t o s e c u r e a n d p r o t e c t
o u r l i c e n c e t o o p e r a t e , p r o t e c t
a n d g r o w v a l u e .
Our stakeholder engagement process involves:
•
direct and indirect interaction
•
understanding and managing expectations
•
sharing our objectives, policies and
standard; and our performances that impact
stakeholders.
Engagement that is dynamic, honest,
transparent and meaningful is a prerequisite to
establishing mutually-beneﬁcial relationships
with stakeholders. AngloGold Ashanti’s
stakeholder engagement programme is
an inclusive, continuous two-way process
between our company and the people or
organisations impacted by our business.
Establishing and sustaining mutually-beneﬁcial
stakeholder relationships are essential to
maintaining our social licence to operate.
S T A K E H O L D E R E N G A G E M E N T
A N D M A T E R I A L I S S U E S
Our stakeholder engagement process continues
throughout the life cycle of an operation, from
exploration through to closure and encompasses
a range of activities and approaches.
AngloGold Ashanti has a wide range of
stakeholders. Among the most critical to our
business are governments and regulators,
employees and communities, both individually
and through afﬁliations such as organised
labour, communities within which we operate,
community-based organisations (CBOs) and
non-governmental organisations (NGOs). We
view our stakeholders as important partners
and we strive to interact with them directly.
At AngloGold Ashanti, we value close
co-operation and engagement with
all stakeholders in the mining industry.
Engagement takes place either at corporate
level, for the entire AngloGold Ashanti group,
with stakeholders whose interests require
them to have an overview of the business as
a whole, or at an operating level, where each
site is responsible for its stakeholders and for
understanding the impact the operation has
on these stakeholders, and of their potential to
inﬂuence the business.
In identifying issues of material concern
that affected the company during the 2016
reporting year, we were guided by the
International Integrated Reporting Council and
its related framework, the GRI’s G4 guidelines
and the Accountability AA1000 Stakeholder
Engagement Standard. Our internal review
process involved:
•
A review of the previous year’s material issues
•
Identiﬁcation of emerging issues
•
Prioritisation of issues based on, among
others, their relevance to the company and
their potential impact on our social licence
to operate
Our stakeholders are those who are affected, either directly or indirectly, by our business activities and also those who can affect the outcomes of our operations and projects. Our stakeholders include, among others:
Employees, their families
and unions
Communities, their
representatives, NGOs and other
civic and religious organisations
Governments and
regulators
Shareholders, investors
and ﬁnanciers
Suppliers, industry peers
and joint venture partners
The media
Picture:
Kopanang, South Africa
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S T A K E H O L D E R E N G A G E M E N T
A N D M A T E R I A L I S S U E S
( C O N T I N U E D )
E N G A G I N G W I T H
G O V E R N M E N T S
A N D R E G U L AT O R S
Mitigating regulatory and political risk
In engaging with governments and regulators,
we aim to establish regulatory certainty and
create an environment conducive to mining
sector investment and development as law-
abiding citizens. Our responses in navigating
political and regulatory uncertainty are framed
by an ethical approach, and applied within
accepted regulatory frameworks. Our actions
generally fall into one of three types:
•
Engaging proactively in policy development,
regulatory proposals and conﬂict resolution,
seeking mutually beneﬁcial and sustainable
outcomes
•
Enhancing our internal systems and
activities to meet the requirements of any
regulatory obligations or changes
•
Disputing and seeking recourse where we
believe that we have been treated unfairly
and/or outside of accepted regulatory
prescripts
Governments also seek to engage with
us to ensure compliance with all laws and
regulations and to ensure that the beneﬁts of
mining ﬂow through to the state at national,
local and community levels. In addition to job
creation, taxes, royalties, and investment,
the beneﬁts of mining at a local level include
employment, skills development, local
procurement, enterprise development and
service and infrastructure development.
During 2016, we engaged with government
and regulators in:
•
South Africa, regarding: amendments
to the MPRDA; the Mining Charter; the
proposed carbon tax; the proposed mine
closure-related regulations; National
Health Insurance; and the Gold Working
Group on OLD to develop, in conjunction
with key stakeholders, a comprehensive
solution to silicosis litigation and related
statutory compensation. We also engaged
on the implementation of occupational
exposure levels for diesel particulate
matter in a mining environment. Extensive
engagement also took place concerning
the company’s safety performance and
safety-related stoppages.
•
Colombia, relating to various innovative
projects which are likely to shape policy
development such as the artisanal and small-
scale mining (ASM) co-existence project.
•
Ghana, despite the declaration of force
majeure when Obuasi was overrun by
illegal miners and a request for arbitration,
the company continued to engage
proactively with stakeholders, including the
relevant government authorities at all levels,
regional and municipal authorities, with the
aim of peacefully bringing an end to the
occupation of the site. We also engaged
with industry bodies, the traditional
authorities and local communities.
•
Tanzania, where we continue to engage
proactively and constructively with authorities
and ASMs for a co-existence plan while
empowering the communities. See the
Continental Africa regional review.
•
Various countries in the Continental Africa
region and in the Americas on facilitating
training and capability building outside the
business in areas such as human rights, and
anti-bribery and anti-corruption measures.
E N G A G I N G W I T H
C O M M U N I T I E S
Managing community expectations, upholding
human rights and ensuring security (of assets and
the community)
Our community engagement aims to establish
partnerships for shared value creation, to
enable communities to participate in the
development process and to eventually claim
ownership of initiatives begun by the company.
In engaging with communities we are guided
by our global Engagement Management
Standard that requires each operation to
prepare and implement an engagement
strategy that is, among others, forward-looking
and that identiﬁes potential areas of concern
to stakeholders.
Engagement covers a wide range of
issues, often speciﬁc to the local context.
Community dynamics vary in each of our
operating jurisdictions, but common features
involve increasing levels of socio-economic
inequality, social fragmentation, youth
unemployment, the availability of small arms
and the rise of petty and organised crime. As
a resident in host communities, AngloGold
Ashanti is not only exposed to conﬂict and
socio-economic dissatisfaction but often faces
challenges in securing our tenements amidst
community conﬂicts.
We have also observed a link between public
sector weakness and the marginalisation
of communities. Our focus is aimed at
circumventing any uncertainty in the
relationship between business, government
and communities, as well as public sector
service delivery failures which may create
conﬂict or a breakdown in trust between the
three groups. Increasingly, pressure is placed
on mining companies to address the service
delivery shortfalls and to contribute more
to local development. While the company
acknowledges its responsibility to contribute
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A N D M A T E R I A L I S S U E S
( C O N T I N U E D )
meaningfully to local development, our
proactive engagements strive to ensure that
we work with governments as they deliver on
their legitimate accountability for key services
to communities and society at large. Conﬂict
may arise through the government’s slow pace
of implementing policy. Such delays often
create misalignment between community
expectations and service delivery.
In South Africa, community engagement
included ad hoc meetings with youth
groups. The main areas of concern were
unemployment levels and employment
opportunities. The youth groups were made
aware of the portable skills training and
development available for young people
in our communities through the enterprise
development centres being established by
AngloGold Ashanti, in addition to our annual
bursaries and internship programmes.
Quarterly brieﬁng sessions were held with
small enterprises, communities and non-
governmental organisations involved in
projects run by AngloGold Ashanti within
their communities.
Engagements with local municipalities took
place at quarterly committee meetings which
addressed rates and water surcharges and
included discussion about the company’s
home ownership scheme. With regard to the
surcharges, to avoid further disputes with the
municipality, we are now planning to install
prepaid meters in company-owned houses.
The home ownership scheme that we are
currently working on aims to give employees
a chance to own the houses they live in and
is expected to be structured in an affordable
way as most employees do not qualify for
mortgages from the banks. Interactions are
underway with municipalities to expand this
project by donating underutilised mine property
to communities.
In addition, we engaged with communities in:
•
Colombia, where growing anti-mining
sentiment in Ibague, near our La Colosa
project, resulted in a referendum being
called for the local population to vote on
whether or not mining projects should
continue in the region. The referendum has
since been postponed.
•
Brazil, where our Good Neighbourhood
programme aims to strengthen the
company’s relationship with communities
by nurturing open and transparent dialogue
through regular meetings.
•
Guinea, there were disputes over the
resettlement of the Kintinian village located
within the Siguiri mine concession. With the
aim of settling these disputes, AngloGold
Ashanti has engaged over a number of
months with two Guinean non-governmental
organisations (NGOs): MDT and CECIDE,
and the Project Affected Persons on the
resettlement process. AngloGold Ashanti
has provided comprehensive input on each
of the NGO’s ﬁndings.
AngloGold Ashanti’s responses to the
enquiries from the two NGOs are available
here: www.anglogoldashanti.com/en/
sustainability/Pages/Other-Reports.aspx.
The company is satisﬁed that adequate
and fair compensation was paid, in line
with our policies and standards. All the
necessary infrastructure has been put in
place in the new resettlement site for use
by the community. The resettlement site
includes replacement houses, the design of
which was agreed with the community and
approved by the Director of Town Planning.
Refer to page 73 in the Continental Africa
regional review for more details.
E N G A G I N G W I T H
E M P L O Y E E S A N D
T H E I R U N I O N S
Mitigating safety risk by stressing the importance
of safety and health to employees, ensuring stable
labour relations and security (of people and assets)
Regular employee engagement is aimed at
ensuring a work environment in which people
are valued and supported and able to give of
their best. Employee engagement, which is
a two-way interaction, is aimed at promoting
Picture:
AGA Mineração, Brazil
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S T A K E H O L D E R E N G A G E M E N T
A N D M A T E R I A L I S S U E S
( C O N T I N U E D )
good labour relations, increasing productivity
and maintaining a focus on our strategic
objectives. We believe it is crucial to the
well-being of all employees that engagement
is not only professional and respectful, but
also in line with the laws and regulations that
govern the sector in our various operational
jurisdictions. Furthermore, good labour
relations encourages a collaborative approach
to problem-solving in the workplace.
In line with our values and strategic
objectives, a critical focus of employee
engagement is safety. Regular, continuous
engagement, using a variety of media and
forms, emphasises and reinforces the
importance of safety in the workplace, and
compliance with safety procedures and
standards. Employee engagement also
covers health and wellness, indebtedness
and employee security, and our performance
in terms of our strategic objectives, as well as
topics speciﬁc to each operation.
During 2016, a new subject of employee
engagement was employee security. Our Duty
of Care programme is intended to preserve life
and ensure the safety of employees. During
2016, we designed and implemented an
online training programme aimed at raising
awareness and equipping individuals to
recognise and avoid potential threats to their
safety. The training also forms part of pre-travel
communication to ensure employees are aware
of risks before leaving their home country.
The South Africa region is facing some
tough realities, including a volatile operating
environment, margins under pressure, reduced
production, high unit costs and our vast
operational and infrastructural footprint.

In a move to ensure that our cost base is
tailored to suit our lower production levels, we
are revising our operating model. This revised
model has the ultimate aim of creating a more
sustainable and cost-effective business that
will preserve jobs in the long term. This is
an important objective for all stakeholders in
terms of employment, taxes, foreign exchange
revenue and returns on investment. Job cuts
are always a last resort and we will effect any
employee reductions in close consultation with
staff and their organised labour representatives,
in line with all relevant regulations.
As part of our ongoing engagement efforts,
we initiated dialogue with all South African
employees on the constraints facing our
business. Engagements are being managed
in a dedicated forum involving representatives
from human resources and organised labour.
This forum, which met several times during
the year, will oversee development of the
proposed transition framework that will guide
management on the revised operating model’s
impact on employees. In addition, the Chief
Operating Ofﬁcer: South Africa briefed all
management employees and engaged with
the leadership of organised labour.
At Geita in Tanzania, negotiations for a
one-year wage agreement for 2016 were
successfully concluded (reported in 2015
report), largely due to the collaborative working
relationship between management and
the majority union, as well as the capacity-
building training workshops attended by both
management and union representatives prior
to the start of negotiations. Management and
the union further renewed their commitment to
continue to co-operate through existing forums
in resolving and concluding any outstanding
collective bargaining items.
At Iduapriem in Ghana, the 2016/2017 wage
negotiations were conducted bilaterally
between AngloGold Ashanti and the Ghana
Mineworkers Union (GMWU) at company
level. Iduapriem and the GMWU successfully
ﬁnalised a review of selected existing collective
bargaining items and agreed a two-year
collective agreement for 2016 and 2017.
The Chamber of Mines in Ghana has shown
a strong desire to pursue a proposed unitary
negotiation concept (negotiating wage
increases and other collective bargaining items
at an industry level) and will continue working
with the GMWU and other relevant stakeholders
in Ghana for successful implementation.
At Obuasi, in terms of the standing agreement
negotiated between the company and the
GMWU, there were no wage negotiations
with organised labour for 2016 as the mine is
on care and maintenance. With the support
of the GMWU, the Anyinam Lodge (Obuasi)
redundancy and retrenchment exercise was
successfully completed in 2016.
At Siguiri in Guinea, despite a confrontational
union relations climate and sporadic protest
action sanctioned by the union delegation,
management invested considerable time and
effort in promoting and strengthening relations
with organised labour. The 2016 annual wage
negotiations were successfully concluded and
disputes were resolved amicably.
At Sadiola in Mali, the 2016 annual wage
negotiations between management and
the union committees for a one-year wage
agreement were successfully concluded. A
stable and peaceful labour relations climate
was maintained during the year.
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E N G A G I N G W I T H
T H E I N V E S T M E N T
C O M M U N I T Y
Reporting on progress made in meeting strategic
objectives and targets
Regular engagement with the investment
community, which includes ﬁnanciers,
shareholders and prospective investors,
the providers of capital, is conducted in
compliance with legislation in South Africa,
the country in which we have our primary
listing and where we are registered as
an entity, and with the regulations of the
various exchanges on which we are listed.
This stakeholder grouping is geographically
diverse, ever-changing, with varying
investment strategies. Regular, reliable,
transparent engagement takes place in
person and by email, at our interim and
annual results presentations, via conference
calls, site visits, investor conferences and at
one-on-one meetings.
The aim of engagement with the investment
community is principally to report on our
operational and ﬁnancial performance; on
progress made in delivering on our strategic
objectives; on material matters that may
impact our performance, such as regulatory
and political risk; corporate activity by way of
acquisitions or sales; and labour relations, to
name a few.
Such engagement can enhance the valuation
and credit rating of our company and our
access to cost-efﬁcient capital, and is
particularly important during periods when
commodity prices are low and investment
sentiment is negative towards resources
stocks. AngloGold Ashanti has credit ratings
from Moody’s and S&P, and strives to maintain
and improve its credit ratings in order to
provide further comfort to credit investors. It
is important that the investment community
understands what is being done to manage
the company in such circumstances. In
these engagements, it is also critical for the
investment community to get a reinforcement
of the company’s strategy and how
management delivers on it.
E N G A G I N G W I T H
S U P P L I E R S , I N D U S T RY
PA RT N E R S A N D J O I N T
V E N T U R E PA RT N E R S
To promote the long-term sustainability
of the company and industry
Such engagement is aimed at building
mutually beneﬁcial relationships with those
entities with whom we collaborate and interact
in the course of conducting our business.
Suppliers – important to our economic
viability. Engagement with suppliers is vital
as we ensure their alignment with our values
and in our endeavour to and in support of
delivery on our strategy. Our supplier code
of conduct encourages suppliers, including
contractors, to align their businesses with
our internal policies and codes of ethical
behaviour, particularly in terms of human
rights, labour, the environment, our anti-
corruption policies and safety procedures,
policies and standards. Our supply chain
strategy incorporates the environmental,
social and governance (ESG) factors, in
terms of which suppliers are assessed on
their governance conduct in addition to their
socio-economic objectives. In addition, we
work closely with suppliers regarding capacity
building, promoting local procurement and
transformation, especially in South Africa, in
support of the national development goals.
Industry partners – we collaborate with
our peers in the sector and industry
bodies, such as the Chamber of Mines,
to engage governments, labour and other
key stakeholders on new developments to
promote the future of the industry. These
industry partners also include the World Gold
Council, and the International Council on
Mining and Metals (ICMM).
Joint venture partners – we work together
to optimise performance and the mine life of
those operations on which we have partners.
We also investigate potential partnership
opportunities for exploration projects or
existing operations to spread the country
and ﬁnancial risks, while sharing opportunities
and beneﬁts.
E N G A G I N G W I T H
T H E M E D I A
Complements engagement with many
other stakeholders
Transparent media engagement on a range of
matters facilitates understanding of AngloGold
Ashanti and of our activities and achievements,
and promotes accurate reporting and
constructive relationships with other
stakeholders. Engagement with the media
augments and underpins communication, in
certain instances, with other stakeholders such
as communities, investors and government,
and other interested entities.
Constructive media engagement is fundamental
to the management of our reputation and thus
our social licence to operate as well as our
credibility. It can be used to address speculation
and misinformation in the public domain.
S T A K E H O L D E R E N G A G E M E N T
A N D M A T E R I A L I S S U E S
( C O N T I N U E D )
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P e o p l e a r e t h e f o u n d a t i o n o f
o u r b u s i n e s s , a s a c o m p a n y, w e
e n d e a v o u r t o h a v e o u r e m p l o y e e s
u n d e r s t a n d t h e c o m p a n y s t r a t e g y
a n d l i v e t h e c o m p a n y v a l u e s .
A s w e s t r i v e f o r o p e r a t i o n a l
e x c e l l e n c e , h i g h e r p r o d u c t i v i t y
a n d s a f e w o r k e n v i r o n m e n t s ,
w e c o n t i n u o u s l y e n g a g e o u r
e m p l o y e e s o n b u i l d i n g a h i g h
p e r f o r m a n c e c u l t u r e w h i l e
p e r f o r m i n g a t t h e i r b e s t t o w a r d s
t h e d e l i v e r i n g o n t h e b u s i n e s s
s t r a t e g i c o b j e c t i v e s .
Having the right people doing the right work
well and creating the conditions for them to
thrive remains the foundation of our human
resources strategy. However, in our employee
focus, we remain cognisant of the challenges
in our operating environment which include:
•
Evolving regulatory and related frameworks
in various jurisdictions (such as the Mining
Charter in South Africa), and the need
for progress in skills localisation at our
Continental Africa operations
•
Managing the risk of critical talent retention
across the business
•
Improving gender diversity
•
Continuing to strengthen harmonious
employee relations, including with organised
labour representatives
In responding to these challenges, the
company’s human resources discipline has
focused on building the capacity and capability
of the global human resources team in the areas
of organisational design, talent management and
succession planning, leadership development
and change management.
O U R A C T I O N S I N 2 0 1 6
Building on the strategic framework developed in
2015, key strategic focus areas were streamlined
and prioritised in 2016 to address company
challenges and accelerate business strategy
execution. Through a series of conversations
in consultation with company executives and
our board, the principles set out below were
identiﬁed to guide our strategic priorities.
The business context will drive the following six
human resources strategic priorities:
•
Shape culture with clear organisational
design and operating model
•
Develop and drive a health-of-discipline
framework across all functional areas to
support operational excellence
•
Build capable global leaders across the
organisation to drive a high performance
culture
•
Develop integrated talent management and
succession planning
•
Focus on employee engagement and
commitment
•
Develop simpliﬁed and integrated human
resource information systems
P E O P L E A R E O U R B U S I N E S S
The following principles guide the people strategy and will be used as a reference point for periodic review and implementation. The strategy will:
Be consistent with and
support AngloGold Ashanti’s,
mission, values and strategic
focus pillars
Enable the establishment of a
productive
One-Global
company
with engaged and committed
team members that deliver
outstanding outcomes
Put in place the support
required for building and
developing capable, diverse and
values-based global leaders
across the company
Prioritising integrated talent
(including localisation) and
succession management for
critical leadership positions
across the company
Support a holistic approach
to human resource systems
and practices to maximise
effectiveness and some
consistency
Be consistant with our people
model – How We Work – to
drive the right management
practices and culture aligned to
our values
Picture:
Mponeng, South Africa
View video of Nozipho January-Bardill, chairperson of our Social, Ethics and Sustainability Committee,
afﬁrms AngloGold Ashanti’s commitment to gender diversity and the empowerment of women.
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P E O P L E A R E O U R B U S I N E S S
( C O N T I N U E D )
Collectively, these six strategic priorities
enable us to respond to the primary challenge
of ensuring organisational effectiveness to
navigate rationalisation and growth operating
business modes. Frameworks outlining the
intent, company position, guiding principles,
process requirements and performance
measures in each priority area have been
developed. All operations will work to ensure
that the requirements are met in a way that
is globally consistent yet locally relevant.
In the following sections, we reﬂect on our
performance in the strategic priorities of
organisational leadership, integrated talent
management and employee engagement.
O R G A N I S AT I O N A L L E A D E R S H I P
Leadership is an integral part of AngloGold
Ashanti’s ‘How we Work’ people
management philosophy. How we Work
practices are clearly set out and cover
management and people practices and
provides skills, tools and guidelines for
effective leadership. People practices include
our procedures and practices on employee
engagement and development, hiring,
retention, and retirement. The How we Work
system is currently being launched across
the AngloGold Ashanti group, championed
by the human resources team as a people
management tool to:
•
achieve a high performance culture
•
enable human resources to play a strategic
role in the business
•
enable managers to successfully execute
their roles
•
create a common culture
•
create a highly engaged workforce
•
enable the business to achieve its strategic
objectives
•
become the recognised employer of choice.
In line with this philosophy, a leadership
competency framework is being developed to
clearly outline the competencies and behaviours
required by AngloGold Ashanti leaders. Going
forward, a 360-degree leadership assessment
will be launched to assess the progress of
leadership practices and develop interventions
to address identiﬁed gaps.
During the year, the Chief Executive Ofﬁcer’s
talent pool, comprising Stratum IV (Vice
President level and above), was reviewed and
presented to the board. Critical leadership
and technical positions were identiﬁed, and
potential successors in the short, medium and
long term were identiﬁed for all these positions.
In the approach, talent was reviewed cross-
functionally across AngloGold Ashanti.
The cross functional talent reviews assist
with the management of speciﬁc talent
management risks, including unﬁlled vacancies
in critical leadership and specialist positions,
ﬁlling positions with under-developed
successors, poor assimilation of talent into
leadership and specialist positions, and poor
deployment of talent against business goals.
In order to ensure that these potential risks
are avoided, we have developed plans for
potential successors through a blended
learning approach, covering both formal and
informal training. Additionally, while focusing on
strengthening the leadership bench strength,
we are mindful of gender diversity and we
continue to work towards gender parity.
We continue to make progress with internal
succession placements – about 70% of key
positions have been ﬁlled internally. At our
Continental Africa operations, where the company
largely employed expatriate staff in the past,
employment of expatriates has been reduced
by 44% in the past three years. The operations
have continued to perform well with this greater
localisation of employment. In the South
Africa region, we implemented the Advanced
Leadership Development (ALDP) and Managerial
Leadership Development (MLDP) programmes
in partnership with the University of Cape Town
Graduate School of Business. The programmes
aim to provide managers with the requisite skills,
knowledge and required behaviours to be effective
leaders by facilitating exposure to classroom
training as well as on-the-job coaching and
mentoring. Also see more details in the
<SDR>
.
Y O U N G TA L E N T D E V E L O P M E N T
( C H A I R M A N ’ S Y O U N G
L E A D E R S H I P D E V E L O P M E N T
P R O G R A M M E )
In strengthening employee development
and expanding the leadership pipeline
internally, AngloGold Ashanti has also
focused on growing talent from lower levels
through the Chairman’s Young Leaders
Programme, which is now in its second year.
The 2015 intake focused on high potential
future leaders from mining related technical
disciplines such as geology, engineering
and metallurgy. In 2016, this was expanded
to include talent in support functions,
such as ﬁnance and human resources and
sustainability. Ten young leaders participated
in the programme, receiving global exposure
to the business through three cross functional
job rotations across the business during
the year.
In reviewing the progress of the 2015 intake,
ﬁve of the of participants were promoted to
senior roles and two returned to their previous
roles with expanded responsibilities, and
undertook further development to strengthen
their technical, supervisory, business and
project management skills.
TA L E N T M A N A G E M E N T A N D
S U C C E S S I O N
As AngloGold Ashanti evolves to embrace a
strategy aimed at disciplined, value-adding
growth, our work is inﬂuenced by both the
macro business environment in which we
operate and the company’s business strategy.
Our business priorities include a critical
focus on having the right people doing the
right work well, which is linked to our talent
management approach.
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P E O P L E A R E O U R B U S I N E S S
( C O N T I N U E D )
We recognise that effective talent management
and succession planning enables current and
future business success, and contributes to
securing our long-term future as a company.
The main objective of our talent management
teams is to ensure that an integrated and
standardised succession and talent pool
planning process is used across AngloGold
Ashanti. The teams have been equipped to
perform their roles in this process, supporting
leadership in identifying talent and producing
robust succession plans. The reporting
framework has also been developed and
integrated into the process to allow for
transparency of results.
Many milestones have been achieved, beginning
with analysis of the existing talent data, to
understand the baseline. Involvement of the
respective human resources teams was pivotal
in the roll-out of the talent management toolkit,
and in career and development discussions.
As a result, a robust succession plan has been
developed and approved by the Chief Executive
Ofﬁcer and the Executive Committee, with
development plans and initiatives in place to
support succession within the organisation.
During 2016 we continued to cascade the
talent management process down various
organisational levels and across all company
operations. When rolling out integrated talent
management and succession planning, all
operations are required to meet the following
process requirements:
•
develop competency assessment based on
valid criteria
•
identify talent pools and succession plans
•
implement accelerated development plans
•
effective performance management
•
develop and implement talent retention
strategies
As part of skills development, the AngloGold
Ashanti Training and Development Services
(ATDS) in South Africa, which has eight
major training centres, and provides
comprehensive technical, leadership and
behavioural training and development.
ATDS is fully accredited by the South
African Mining Qualiﬁcations Authority
(MQA) and is ISO9001 and OHSAS18001
accredited. Learners are primarily employees
of AngloGold Ashanti’s South Africa and
Continental Africa regions, but also include
learners from external organisations such as
the South African National Defence Force
and the national power utility, Eskom.
E M P L O Y E E E N G A G E M E N T
AngloGold Ashanti initiated a global
engagement survey in August 2014, with a
view to conducting it every two years. The
survey was conducted by external providers
(Talent Map & Hay) and a representative
sample of employees surveyed across all
levels, including age, gender, race and tenure.
Customised questions, pertinent to AngloGold
Ashanti, were included with speciﬁc focus
on safety, company values and ethics. The
response rate was 64% with an overall
engagement score of 69%, achieving a sound
score within a comparative group of scores
that ranged from 68% to 72%.
The survey focused on the following key
elements/dimensions:
•
company values
•
organisational vision
•
ethics
•
senior leadership practices
•
managerial effectiveness
It is with these key dimensions in mind that the
System for People was reﬁned and How We
Work was introduced as a global management
system to enable accountable leadership and
implementation of the requisite people
management practices within AngloGold Ashanti.
To address concerns raised in the employee
survey, the group compliance team launched
an ethics awareness campaign across
the business, including online ethics and
compliance training. As at end of 2016, more
than 96% of employees had completed their
assigned online compliance training.
Some of the key interventions include:
•
Establishing the Serious Concerns
Committee, which includes the Chief
Financial Ofﬁcer, Executive Vice Presidents:
Legal and Compliance, and Group
Human Resources
•
Publicising whistleblowing outcomes in the
Compliance newsletter and thus holding
employees accountable for their conduct
•
Ensuring senior management is aware of ethical
issues through the development and chairing
of the Serious Concerns Committee (ongoing)
•
Development of new online ethics training
material
Having taken heed of the results of the
Employee Engagement Survey conducted in
2014, during 2017 we will be conducting a
follow-up, which is in line with our two-year
plan. As a company it is important for us
to understand our employees’ perceptions
of the company’s vision, culture, work
environment and our policies.
We are committed to keeping the employees’
views conﬁdential and to give all employees
a platform to express their views on the
company. The survey is being delivered by
TalentMap, a company that specialises in
employee engagement measurement
and benchmarking.
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Our strategy /
32
Performance against strategic objectives /
33
Managing and mitigating risks /
36
This section sets out how we create
value for our stakeholders, delivering
on our strategy in the short, medium
and long-term.
S E C T I O N 3
S T R A T E G Y
Picture: Brazil
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A n g l o G o l d A s h a n t i ’s c o r e s t r a t e g i c
f o c u s i s t o g e n e r a t e s u s t a i n a b l e
c a s h f l o w i m p r o v e m e n t s a n d
r e t u r n s b y f o c u s i n g o n f i v e k e y
a r e a s , n a m e l y : p e o p l e , s a f e t y a n d
s u s t a i n a b i l i t y ; e n s u r i n g f i n a n c i a l
f l e x i b i l i t y ; a c t i v e l y m a n a g i n g
a l l e x p e n d i t u r e s ; i m p r o v i n g t h e
q u a l i t y o f o u r p o r t f o l i o ; a n d
m a i n t a i n i n g l o n g - t e r m o p t i o n a l i t y.
O U R S T R A T E G Y
F o c u s i n g o n t h e s t r a t e g i c a r e a s o f t h e c o m p a n y
1.
HIGH-QUALITY portfolio of
long-life, pure gold assets
with strong leverage to
energy and currencies
2.
Transparent, DECISIVE,
ethical management team,
focused on delivery and
shareholder value
3.
PRIORITISING MARGINS
over volume; focus on cost
and capital discipline
4.
Decisive STRATEGIC
RESPONSE to lower
gold price; business plans
adjusted and exploration
curtailed
5.
BALANCE SHEET
FLEXIBILITY; appropriate
liquidity, covenant and
maturities
6.
WELL-DEVELOPED
ENGAGEMENT model
ensures strong stakeholder
relationships and licence
to operate
ANGLOGOLD ASHANTI’S
I N V E S T M E N T C A S E :
Optimise overhead, costs and
capital expenditure
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Improve portfolio quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
O
U
R
CO
RE
ST
RATEGIC FOCU
S A
RE
A
S
People are the foundation of our business.
Our business must operate according to our values if
it is to remain sustainable in the long term.
We must ensure our balance sheet always remains
able to meet our core funding needs.
All spending decisions must be thoroughly scrutinised
to ensure they are optimally structured and necessary
to fulﬁl our core business objective.
We have a portfolio of assets that must be
actively managed to improve the overall mix of
our production base as we strive for a competitive
valuation as a business.
While we are focused on ensuring the most efﬁcient
day-to-day operation of our business, we must keep
a close eye on creating a competitive pipeline of
long-term opportunities.
These focus areas will drive our plans for
inward investment in 1717 to deliver better
quality production that will add to margins,
extend mine lives and also shape the portfolio
in the longer term.
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OUR CORE STRATEGIC FOCUS AREAS REMAIN:
P E R F O R M A N C E A G A I N S T S T R A T E G I C O B J E C T I V E S
1: FOCUS ON
PEOPLE, SAFETY,
AND SUSTAINABILITY
P e o p l e a r e t h e b u s i n e s s – ‘ o u r
p e o p l e ’ i n c l u d e o u r e m p l o y e e s ,
h o s t c o m m u n i t i e s a n d a l l o t h e r
s t a k e h o l d e r s a f f i l i a t e d t o o u r
a c t i v i t i e s . S t a r t i n g w i t h o u r
e m p l o y e e s , t h e k e y a s p e c t i n
e n s u r i n g d e l i v e r y o n o u r s t r a t e g y
i s t o c r e a t e t h e r i g h t c o n d i t i o n s
f o r t h e m t o t h r i v e . We e n s u r e t h a t
w e h a v e t h e r i g h t p e o p l e , d o i n g
t h e r i g h t w o r k i n t h e r i g h t r o l e s
w o r k i n g t o g e t h e r t o a d d r e s s t h e
c o m p a n y ’s k e y s t r a t e g i c o b j e c t i v e s .
The importance of human capital – our
people – in achieving business success
is reﬂected in our talent retention and
management drive, employee development,
and succession planning. Our drive to
maintain sustainable cash ﬂows is not only
dependent on our capable employees but
is also inﬂuenced by our ability to operate
safely in line with our ultimate goal of zero
harm. We conduct our business with an aim
to strengthen our licence to operate, with
the full engagement of host communities
and governments, while remaining
responsible stewards of the environment,
notwithstanding the invasive nature
of mining.
Achieving our strategic objectives – with the
central goal of delivering on sustainable cash
ﬂow improvements and returns – enables us
to create value by investing back into
the communities.
AVERAGE NUMBER OF EMPLOYEES 2016
52,649
NUMBER OF FATALITIES
18
8
6
11
7
12
13
14
15
16
NUMBER OF REPORTABLE
ENVIRONMENTAL INCIDENTS
16
10
5
4
1
12
13
14
15
16
PRODUCTIVITY
Continuing operations (oz/TEC)
7.66
7.77
9.30
9.50
8.97
12
13
14
15
16
ENERGY CONSUMPTION
(Petajoules)
32
33
32
29
28
12
13
14
15
16
WATER USE
(Gigalitres)
52
64
64
60
51
12
13
14
15
16
COMMUNITY INVESTMENT
($000)
24,907
22,536
14,799
15,228
20,156
12
13
14
15
16
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P o s i t i v e c a s h f l o w m o m e n t u m w a s
a c h i e v e d d e s p i t e t h e v o l a t i l i t y
i n t h e g o l d p r i c e . T h i s a f f o r d e d
A n g l o G o l d A s h a n t i t h e a b i l i t y
t o r e t i r e t h e c o m p a n y ’s m o s t
e x p e n s i v e d e b t . B y r e d u c i n g d e b t
l e v e l s , a d d i t i o n a l b a l a n c e s h e e t
f l e x i b i l i t y w a s g a i n e d , r e d u c i n g
t h e n e t d e b t : a d j u s t e d E B I T D A r a t i o
t o w e l l b e l o w t h e t h r e s h o l d o f o u r
c o v e n a n t l e v e l s o f 3 . 5 t i m e s .
The balance sheet currently provides the
ﬁnancial ﬂexibility required in the current
volatile environment. It remains robust with
strong liquidity, sufﬁcient undrawn facilities and
long dated maturities, while positioning the
company to remain self-sufﬁcient in pursuing
low-capital, high-return opportunities. Our
improved balance sheet and free cash ﬂow
have helped the company to resume payment
of a cash dividend, which was suspended
after the ﬁrst quarter of 2013, amid efforts to
conserve cash.
Our focus remains on improving
margins despite gold price volatility.
Corporate costs for the year were down 22%,
as prudent cost management continued.
All-in sustaining costs of $986/oz for the year
remained below our current price used to
calculate Ore Reserve of $1,100/oz. However,
capital expenditure together with exploration
and evaluation costs increased as self-help
measures continued with reinvestment in low-
capital, high-return projects within our business.
During the year, we introduced the Operational
Excellence programme, which ﬁnds innovative
ways to improve efﬁciencies. Whereas the P500
costs initiative involves processes for identifying
and monitoring the execution of discrete cost
reduction projects, Operational Excellence
drives improved behaviours from every person
in the work place. This is about continuous
improvement across all facets of the business,
using P500 processes to support the cost
improvements. We continue to identify and
implement operational efﬁciencies, reduce cost
structures and pursue any other initiatives to
improve cash ﬂows.
P E R F O R M A N C E A G A I N S T S T R A T E G I C O B J E C T I V E S
( C O N T I N U E D )
3: OPTIMISE
OVERHEAD
COSTS AND
CAPITAL
EXPENDITURE
2: ENSURE
FINANCIAL
FLEXIBILITY
ADJUSTED EBITDA
($m)
2,486
1,525
1,616
1,472
1,548
12
13
14
15
16
CORPORATE AND
OVERHEAD COSTS
($/oz)
78
52
22
20
17
12
13
14
15
16
NET DEBT TO
ADJUSTED EBITDA
(times)
0.83
2.04
1.94
1.49
1.24
12
13
14
15
16
ALL-IN SUSTAINING COSTS
Continuing operations ($/oz)
1,285
1,195
1,020
910
986
12
13
14
15
16
FREE CASH FLOW
($m)
(666)
(1,064)
(112)
141
278
12
13
14
15
16
CAPITAL EXPENDITURE
(1)
($bn)
2.32
1.99
1.21
0.86
0.81
12
13
14
15
16
(1)
Including discontinued operations.
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I n v e s t i n g i n o u r p o r t f o l i o t o
i m p r o v e l o n g - t e r m s u s t a i n a b i l i t y
o f t h e b u s i n e s s h a s b e e n a
f u n d a m e n t a l e l e m e n t o f o u r
s t r a t e g y o v e r t h e p a s t f o u r y e a r s .
Our focus is on improving the quality of
production to enhance margins rather than on
growth for its own sake. We have continued
to invest in the below 120 level life-extension
project at Mponeng in South Africa and the
feasibility study for phase 2 of the project is
being progressed. At Gramalote in Colombia,
work is underway to complete a prefeasibility
study by the end of 2017, which is expected to
allow the conversion of the resource to reserve.
F o c u s r e m a i n s o n t h e l o n g - t e r m
p r o s p e c t s o f t h e b u s i n e s s , w i t h
e x p l o r a t i o n u n d e r t a k e n d u r i n g t h e
y e a r i n A u s t r a l i a , B r a z i l , A r g e n t i n a ,
G u i n e a , Ta n z a n i a , C o l o m b i a a n d
t h e U S .
The exploration programme continues to
yield good results, with most of the year’s
depletions offset by Ore Reserve gains while
the Mineral Resource also increased. We
pursue high-return brownﬁelds opportunities
that are aimed at enhancing the quality
of production, extending mine lives and
improving long-term optionality. These include
work at Cuiabá, in Brazil, where Ore Reserve
development is expected to improve mining
ﬂexibility; at Iduapriem in Ghana, where we
will strip waste rock from the Teberebie ore
body to extend mine life, and lower cash
costs; at Geita, in Tanzania, where continued
ramp-up of underground production will
replace depleting open-pit ore in future; at
Sunrise Dam, in Australia, where investment
in plant modiﬁcations are expected to improve
P E R F O R M A N C E A G A I N S T S T R A T E G I C O B J E C T I V E S
( C O N T I N U E D )
4: IMPROVE THE
QUALITY OF THE
PORTFOLIO
5: MAINTAIN
LONG-TERM
OPTIONALITY
AVERAGE GOLD
PRICE RECEIVED
($/oz)
1,664
1,401
1,264
1,158
1,249
12
13
14
15
16
EXPENSED EXPLORATION
AND EVALUATION COSTS
(1)
($m)
461
292
156
140
144
12
13
14
15
16
ATTRIBUTABLE
ANNUAL PRODUCTION
Continuing and discontinued operations (Moz)
3.9
4.1
4.4
3.9
3.6
12
13
14
15
16
(1)
Including equity-accounted investments.
gold recoveries; and at Kibali, in the DRC,
where additional Ore Reserve development
will be conducted ahead of a ramp-up in
underground production. In addition, in
Guinea, work is underway at Siguiri on the
combination plant project to extend mine life,
improve production at better margins; while
at Sadiola in Mali, subject to government
consents and agreements needed,
commencement of the hard rock sulphides
project is eminent, along with our joint venture
partner, to extend mine life and increase
production. In South Africa, a feasibility study
is underway at Mponeng to access the ore
body below 126 level, extending life and
ultimately increasing production, while the
Technology and Innovation project continues
to make progress, reﬂecting improvements in
reef-boring cycle times, now approaching our
targeted 72 hours/hole.
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B A C K G R O U N D
To p g r o u p r i s k s a r e s t r a t e g i c ,
o p e r a t i o n a l o r e x t e r n a l .
Strategic (S) risks are those taken
voluntarily after consideration
of risk-versus-reward to achieve
AngloGold Ashanti’s strategic
objectives.
Operational (O) risks are
preventable risks resulting from
employees’ undesirable and
unauthorised actions as well as from
breakdowns in routine operational
processes and human error.
External (E) risks are those
emanating from uncertain and
uncontrollable events.
These risks have been identiﬁed, and
preliminarily quantiﬁed with input from
senior management, as speciﬁcally
requested. Relevant risk owners have
been consulted to conﬁrm the ratings,
both in terms of severity and likelihood,
to ensure correct alignment with other
independent assessments as conducted
from time to time.
M A N A G I N G A N D M I T I G A T I N G R I S K S
Picture:
Kibali, DRC
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M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
SUMMARY OF TOP GROUP RISKS
Ranking
(Previous)
Type
POTENTIAL RISK
1 (1)
External Adverse gold and commodity prices, and currency movements
2 (5)
Strategic Elevated political and country risk proﬁle in core production areas
3 (2)
Operational
Operational and safety underperformance negatively impacting improved track record
4 (3)
Strategic Inability to develop projects to bring Ore Reserves to account
5 (8)
Operational Labour-related stoppages
6 (–)
Strategic Capital projects
7 (6)
Strategic Obuasi investment risk
8 (7)
Operational Critical skills and talent retention
9 (9)
Strategic Excessive debt levels and interest cost
10 (10)
Strategic
Legacy occupational and community health compensation
claims/litigation
SEVERITY
LIKELIHOOD
PRINCIPAL RISKS IDENTIFIED
Operational
External
Strategic
Ore Reserves
Capital projects
Obuasi
Political and country risk
Skills
Debt
Legacy
health
Labour
Operational
and safety
performance
Commodities and currencies
TOP GROUP RISKS HEAT MAP
G R O U P T O P R I S K S
T h e t o p g r o u p r i s k s a r e d e p i c t e d i n a ‘ h e a t m a p ’ b e l o w t h a t p l o t s
t h e s e v e r i t y a n d l i k e l i h o o d o f t h e t o p r i s k s .
Quantiﬁcation of the top group risks has been reviewed and a three-year time horizon has been applied with the latest business planning data to reﬂect a more dynamic heat map.
This revised work was used to rank the risks in this report.
The risks tabulated above are the top ten risks to the group, ordered from highest to lowest ranked in order of magnitude with the previously reported ranking in parentheses.
For further information regarding risks, refer to Risk Factors in the Form 20-F ﬁled with the SEC.
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M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
Potential consequences
Mitigation action plan
Expected outcome and residual risk
RISK 1:
Adverse gold and commodity prices, and currency movements *
•
Inadequate free cash ﬂow/ liquidity/ credit
rating impact
•
Inability to develop strategic growth and
development projects to bring the Ore
Reserve to account
•
Lower market capitalisation
•
Need to recapitalise the company at
lower equity prices and under poor
market conditions
•
Potential to breach ﬁnancial covenants
under the terms of the company’s
borrowing facilities
•
Retain the discipline to continue with self-help measures and efﬁciency improvements
•
Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs
•
Maintain long term sustainability and optionality by ensuring our pipeline of opportunities is continuously replenished
•
Further reduce the annual interest bill
•
Further deleverage our balance sheet
•
Manage input oil costs to extent possible
•
Further decrease Obuasi expenditure, while ﬁnalising an
investment agreement
•
Further optimise Colombia expenditure, while maintaining optionality and moving projects in that country up the value curve
•
The price of gold has been and continues to be signiﬁcantly volatile.
During 2016, the gold price traded from a low of $1,060/oz to a high of $1,375/oz, remaining well below a peak of $1,900/oz, reached in
September 2011
•
Fluctuations in oil and steel prices have a signiﬁcant impact on operating costs and capital expenditure estimates and could result in signiﬁcant changes in total expenditure estimates for new mining projects and render certain projects non-viable
•
Currencies remain exceedingly volatile driven by exogenous factors and political and economic issues
•
Given a protracted period of a gold price of $1,100oz or lower, without any compensating currency movement, AngloGold Ashanti would be forced to revisit business plans, spending schedules and to review costs
M I T I G AT I O N O F T O P 1 0 G R O U P R I S K S
* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months
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M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
Potential consequences
Mitigation action plan
Expected outcome and residual risk
RISK 2:
Elevated political and country risk proﬁle in core production areas *
•
Political instability
•
Regulatory uncertainty
•
Adverse impact on our business plans
•
Adverse impact of market capitalisation
•
Employee safety and security concerns
•
Reduced cash ﬂow
•
Increased operational costs
•
Increased tax and royalties
•
Reputational damage
•
Allegations of corruption
•
Socio-political-economic analyses
•
Use of joint venture alliances in line with host country regulatory requirements
•
Targeted stakeholder mapping and engagement with greater focus on government structures, local community and non-governmental organisations
•
Exploring opportunities for inclusive engagement and broader collaboration with NGOs and activists
•
Our approach to artisanal and small-scale mining (ASM) is aligned with the Africa Mining Vision:
•
Clear distinction between ASM (legal, regulated) and illegal mining activities; practical country-based programmes to support the formalisation of legal mining activities
•
Security programmes to secure tenements
•
Continued efforts to support and promote local employment
and procurement
•
In many of the jurisdictions in which AngloGold Ashanti operates, governments and revenue authorities are seeking new ways to
increase revenues from mining. AngloGold Ashanti is experiencing and expects further ministerial audits and reviews focused on proposed
ﬁscal changes given the increased gold price. Continuous reshufﬂing of cabinets by host governments remains a serious engagement and continuity issue
•
The South African political arena continues to be uncertain. The
Mining Charter is yet to be agreed between Government and the mining industry, increasing investor unease.
•
The Brazilian political arena continues to be uncertain with corruption allegations creating distrust between certain sectors of society, business and government. However market conﬁdence is slowly returning
•
In Tanzania, the government is adopting a hard stance on the conduct of mining companies resulting in the cancellation of mining licences and, in March 2017, announced the banning of gold exports
•
At Obuasi, the Government of Ghana ﬁnally responded in October to establish law and order. A new President and Government were elected, presenting an opportunity for positive change
•
In Mali, allegations of corruption against top leaders are creating political distrust
•
In Guinea, NGOs have accused the company of inadequate
resettlement practices
* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months
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M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
Potential consequences
Mitigation action plan
Expected outcome and residual risk
RISK 3:
Operational and safety underperformance negatively impacting improved track record *
•
Reduced cash ﬂow and decreased liquidity
•
Reduction in earnings, reliability of delivery
and disproportionate penalty on share price
•
Decline in investor conﬁdence
•
Impact on corporate credit rating
•
Restricted ability to invest in strategic growth
and development projects
Continue implementation of the safe production strategy.
•
Drive operational excellence through productivity efﬁciencies in the mining cycle, work routine, standards compliance, face length generation and improved recoveries
•
Establishing a new cost base through P500 and the Operational
Excellence initiatives, global shared services, footprint reduction and restructuring
•
Fatalities and safety-related stoppages continue to be a major business risk in South Africa. Although the incidence of fatal accidents has reduced year on year, the impact (and potential impact) of such stoppages remains severe
•
There is increased risk that political inﬂuence may delay or hinder strategic imperatives for cost rationalisation especially in procurement and labour reductions
•
In Mali, allegations of corruption against top leaders are creating political distrust
•
In Guinea, NGOs have accused the company of inadequate
resettlement practices
RISK 4:
Inability to develop projects to bring Ore Reserves to account *
•
Ore Reserve write-down and possible
decline in market capitalisation
•
Impairment and lower future earnings per share
•
Production proﬁle and business plan reduction
•
Loss of tenements
•
Premature mine closure or moth-balling
of operations
•
Identiﬁcation of suitable joint venture partnerships and alternative sources of funding
•
Revised tenements strategy with focused exploration funding for critical operations
•
Business planning and portfolio optimisation
•
Focused project management to deliver projects on budget and schedule
•
Efforts continue to complete prefeasibility studies into high-value projects to declare an Ore Reserve and allow a base case for decision making
•
If the gold price does not increase, AngloGold Ashanti may not expand Ore Reserve growth at all operations
•
Ore Reserve decreases and impairments
•
Substantial loss of growth opportunity and returns as may potentially have to partner at less than optimal value
* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months
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Potential consequences
Mitigation action plan
Expected outcome and residual risk
RISK 5:
Labour-related stoppages *
•
Production stoppages and losses leading to
liquidity crisis
•
Intimidation of employees and violence and
damaged assets
•
Compromised safety and operational
conditions
•
Lower market capitalisation
•
Organisational restructuring
•
The risk of labour stoppages is growing and
applies to several countries, such as South
Africa, Mali, Argentina, Brazil, Guinea and
potentially Ghana
SOUTH AFRICA
•
Communication strategy using various platforms and ongoing,
regular updates
•
Pre-emptive dialogue with union structures and leadership, and using existing union employee structures and consultation processes
•
Collaboration with gold sector peers to manage and contain the contagion effect of labour risks across the industry
•
Legal strategies in place and recourse to exercise obligations as contained in recognition agreements with labour unions
•
Strike prevention and management strategies and authority protocols in place
CONTINENTAL AFRICA
•
Ongoing engagement and consultative meetings with unions
•
Dedicated regional human resources business partners support operations
•
Capacity building with newly elected union committee members
(branch committees)
•
Regular reporting and updates to monitor trends and industrial relations climate by operation
SOUTH AFRICA
•
Wage negotiations in other mining sectors continue to inﬂuence the stance unions adopt leading up to the 2018 wage negotiations
•
The socio-political landscape in communities adjacent to operations remains ﬂuid and volatile, with the emergence of the easy rallying of the citizenry around emotive issues e.g. jobs, education and service delivery
•
Various political formations directly protesting against the mining industry and companies, such as students, the unemployed youth and speciﬁc political parties
CONTINENTAL AFRICA
•
In West Africa, there is a growing tendency for cross pollination between unions, and more confrontational negotiations often
focused on broader social grievances. In Tanzania, collective bargaining is maturing however it remains cohesive and is
conducted in a structured manner
•
Pro-labour/union practices from government labour authorities resulting in non-adherence to rule of law and/or labour relations best practices in Guinea and Mali
•
Labour-strike risks will be further mitigated by stockpiling to dilute the impact of such events
M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months
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Potential consequences
Mitigation action plan
Expected outcome and residual risk
RISK 6:
Capital projects *
•
Cost overruns
•
Project delays skills, permits, funding or
natural events
•
Poor quality or unﬁt for purpose delivery
•
Commissioning and ramp-up problems
•
Signiﬁcant ﬁnancial and reputational loss
•
Ensuring appropriate project skills, systems, structures and governance are in place
•
Independent stage-gate reviews
•
Selected project steering committee participation by the group planning and technical function
•
Colombia is a relatively unknown jurisdiction and therefore permitting/
licensing, broader stakeholder expectations/ demands and other external factors could affect timelines and cause capital overruns
•
In South Africa, continued safety stoppages by the regulator and union disputes regarding amendments to employment contracts, such as shift times and work rosters, may potentially impact projects
•
Existing relationships with governments/regulators ensure adequate engagement for approvals and permitting
•
Established procurement practices
RISK 7:
Obuasi investment risk *
•
Inability to redevelop the mine would
accelerate signiﬁcant closure liabilities
•
Inability to bring the Ore Reserve to account
•
Cash drain
•
Adverse socio-economic stakeholder impact
and reputational damage
•
Litigation with the Government of Ghana
(GoG)
•
Litigation, penalties and/or ﬁnes
•
Diplomatic engagement and appeal to government at the
highest level
•
Stakeholder engagement
•
Formal legal proceedings against GoG to protect and enforce its contractual rights under the mining lease to sustain law and order
•
Finalise Obuasi feasibility study
•
Maintain care and maintenance operations
•
Notiﬁcation of suspensions to GoG and submit care and
maintenance Amendment of Operations (APMO)
•
Reduce holding costs
•
Negotiate with GoG to obtain requisite approvals and consents for re-development of the mine
•
Negotiate an investment development agreement with the GoG
•
Seek alternative development partner
•
At Obuasi, the Government of Ghana ﬁnally responded in October
2016 to establish law and order, clearing the project site of illegal mining activities
•
A new President and Government have been elected, presenting an opportunity for positive change
M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months
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Overview
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Strategy
Performance review
Accountability
Shareholder information

Potential consequences
Mitigation action plan
Expected outcome and residual risk
RISK 8:
Critical skills and talent retention *
•
Insufﬁcient talent strength and succession
planning pool
•
Will affect ability to execute and deliver on
strategic objectives
•
Increased labour costs
•
Potential impact on productivity and safety
levels
•
Loss of critical skills and talent may impact
market and investor conﬁdence
•
Pay competitive market-related salaries and beneﬁts
•
Further broaden short- and long-term incentive measures to include
ﬁnancial and non-ﬁnancial aspects of performance
•
Roll-out of the global performance management system aligning roles with strategic plans
•
Implementation of an integrated talent management and succession planning process across the business which increases coverage ratio for critical skills
•
Implementation of talent development interventions
•
Mitigating factors will contribute to the identiﬁcation, development and retention of critical skills and talented employees
•
The various initiatives underway will create a pool of potential leaders and contribute to the creation of a healthy working environment and culture that is aligned with corporate values – 70% of key succession vacancies in the past year have been ﬁlled by internal appointments
•
The evolving global macro-economic landscape has increased the risk associated with losing key skills (technical and non-technical) to companies domiciled outside of South Africa
RISK 9:
Excessive debt levels and interest cost
•
Balance sheet stress
•
Raised cost of capital
•
Inability to develop strategic growth and
development projects
•
Impeded portfolio options
•
Breach of debt covenants
•
Credit rating pressure and increased
potential for downgrades
•
Proactive and timely approach to reﬁnancing of facilities
•
Diversiﬁed debt sources and instruments as well as tenor
•
Have one period covenant waiver subject to qualifying criteria
•
Cost management to preserve cash and support credit
metrics/ ratings
•
Liquidity and cash ﬂow planning
•
Eliminating remaining portion of high-yield bond (highest interest)
•
The likelihood of a ﬁnancial covenant breach has signiﬁcantly reduced.
•
Credit rating agencies have revised our outlooks to Stable
and Positive.
•
Flexibility to deal with operational and economical risk
•
Core current liquidity is provided by the $1bn revolving credit facility and the A$ revolving credit facility both of which are available to 2019.
RISK 10:
Legacy occupational and community health compensation claims/litigation
•
Impacted employee well-being
•
Financial impact
•
Market capitalisation reduction
•
Reputational damage
•
Defend all claims on their merits
•
Participate in industry working group on occupational lung diseases
(OLD) to formulate a comprehensive and sustainable solution to OLD
•
Entered into a settlement agreement with claimants’ counsel for full and
ﬁnal settlement with no admission of liability of about 4,400 individual claims brought against both AngloGold Ashanti and Anglo American
South Africa
•
Out-of-court settlement
•
Identiﬁcation of a comprehensive and sustainable solution to OLD
•
Establish a “legacy fund” that will pay “top-up” amounts to former mine workers
•
Transfer employees from ODMWA to COIDA**
•
Improve administrative process at MBOD and CCOD**
M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
* Risk is regarded as being imminent with an elevated potential to materialise over the next nine to twelve months.
** See Glossary of Terms for full names.
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Accountability
Shareholder information

M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
Optimise overhead, costs and
capital expenditure
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Improve portfolio quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
O
U
R
CO
RE
ST
RATEGIC FOCU
S A
RE
A
S
•
Labour-related stoppages
•
Obuasi investment risk
•
Security of power supply and rising cost
power in South Africa
•
Operational and safety underperformance
negatively impacting improved track record
•
Elevated political and country risk proﬁle in
core production areas
•
Asset integrity failures and compromised
reliability at South African operations
•
Capital projects
•
Adverse gold, commodity and
currency movements
•
Excessive debt levels and interest cost
•
Labour-related stoppages
•
Legacy occupational and community health
compensation claims/ litigation
•
Operational and safety underperformance
negatively impacting improved track record
•
Labour-related stoppages
•
Critical skills and talent retention
•
Loss of ‘social licence to operate’
•
Legacy occupational and community health
compensation claims/ litigation
•
Operational and safety underperformance
negatively impacting improved track record
•
Adverse gold, commodity and
currency movements
•
Labour-related stoppages
•
Inability to develop projects to bring
Ore Reserves to account
•
Legacy occupational and community
health compensation claims/ litigation
•
Capital projects
•
Adverse gold, commodity and
currency movements
•
Inability to develop projects to bring
Ore Reserves to account
•
Obuasi investment risk
•
Elevated political and country risk proﬁle
in core production areas
•
Capital projects
T h e t o p g r o u p r i s k s a r e d e p i c t e d
a l o n g s i d e A n g l o G o l d A s h a n t i ’s
s t r a t e g i c o b j e c t i v e s t h a t c o u l d
b e a d v e r s e l y a f f e c t e d s h o u l d t h e
r i s k ( s ) m a t e r i a l i s e . I n a d d i t i o n ,
t h e r i s k a p p e t i t e p e r s t r a t e g i c
b u i l d i n g b l o c k i s s t a t e d .
‘Cautious with a preference
for safe delivery’
‘Cautious with a
preference for
safe delivery’
‘Flexible and willing
to take strongly
justifiable risks’
‘Cautious with a
preference for safe
delivery’ except for
safety: ‘minimalist
and extremely
conservative’
‘Flexible and willing
to take strongly
justifiable risks’
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M A N A G I N G A N D M I T I G A T I N G R I S K S
( C O N T I N U E D )
T O P G R O U P
O P P O RT U N I T I E S
We recognise that
identifying and managing
opportunities is an
important component
of risk management.
The company identiﬁes
suitable opportunities –
endeavouring to exploit,
harness or maximise them
– with the aim of creating
value from mitigating our
risks. This table lists our key
opportunities along with the
strategy for each.
TOP GROUP OPPORTUNITIES
Type
Opportunity
Strategy
Strategic Disciplined approach to growth
•
Continue with disciplined investment to ensure pipeline of brownﬁeld and greenﬁeld expansions
•
Maintain diversiﬁed portfolio capable of withstanding “single jurisdiction / operation” shocks
Stakeholder relations
•
Enhanced engagement model to build strong stakeholder relationships
Continued debt reduction to
improve ﬂexibility
•
Bond repurchase
•
Diversiﬁed sources of funding
•
Reduced cost and restructured organisation
Colombia
•
Revised tenements strategy with focused exploration funding
•
Work to ensure that ‘social licence to operate’ is realised
•
Partnering options
•
Optimise expenditure
Obuasi
•
Reduce holding costs
•
Deliver feasibility study and reﬁne it to ensure optimal returns from high-margin, mechanised operation
•
Ensure buy-in for redevelopment from all stakeholders including government
•
Find optimal funding structure and test market for potential value-creating joint venture
Business planning and portfolio
optimisation processes
•
Sound business planning with top-down goals
•
Portfolio rationalisation and optimisation
Asset sale or joint venture for
full value
•
Potential to realise full value of operating asset in cash for sale or joint venture
•
Increased ability to deleverage in a value-enhancing manner
Operational Improving production mix
•
Improved efﬁciencies and mine plan changes driven through operational excellence initiatives
•
Inward investment into high-return projects
Beneﬁts from increase in gold
price enhanced by cost reduction
•
Actively improve the quality of the portfolio
•
Focus on margins through initiatives to improve all-in sustaining costs and all-in costs, including Project 500 and the Operational Excellence initiative
•
Improve leverage to the gold price
Pursuing key growth opportunities
for our asset portfolio
•
Focused brownﬁeld exploration activities
•
Prefeasibility studies for life-of-mine extensions and improved recoveries
Technology step-change in
South Africa
•
AngloGold Ashanti Technology and Innovation Consortium
•
Proof of concept work relating to geological drilling, reef boring, ultra-high strength backﬁll and haulage boring machines
(1)
•
Stakeholder identiﬁcation and engagement
Beneﬁts from weaker currencies
and lower oil price
•
Demonstrate leverage at operations most exposed to declining currencies
•
Demonstrate leverage at operations that use most oil/diesel
(1)
Refer to Planning for the future
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Strategy
Performance review
Accountability
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S E C T I O N 4
P E R F O R M A N C E R E V I E W
CFO’s review /
47
Financial review /
52
Economic value-added statement /
60
Regional reviews /
61
Five-year statistics: by operation /
99
Mineral Resource and Ore Reserve
– summary /
119
Planning for the future /
125
One-year outlook /
131
We present our financial and operational
performance for the year, an update of
our natural capital – Mineral Resource
and Ore Reserve – and what is done to
improve existing portfolio quality and to
create long-term optionality.
Picture: Tropicana, Australia
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Shareholder information

C F O ’ S R E V I E W
A n g l o G o l d A s h a n t i ’s s t r a t e g y
r e m a i n s o n t r a c k w i t h a f o c u s
o n g e n e r a t i n g f r e e c a s h f l o w o n
a s u s t a i n a b l e b a s i s . T h i s i s t h e
s e c o n d c o n s e c u t i v e y e a r o f f r e e
c a s h f l o w g e n e r a t i o n , w h i c h s a w
a 9 7 % i m p r o v e m e n t o n t h e f r e e
c a s h f l o w l e v e l s a c h i e v e d i n 2 0 1 5 .
Christine Ramon:
Chief Financial Ofﬁcer
View CV
H
aving delivered improvements in
production and cost structures,
together with balance sheet ﬂexibility,
management will continue to work to
strengthen the foundation of the business by
unlocking value at its internationally diverse
portfolio of assets. The extraction of value
through high-return, low-capital projects with
relatively accelerated payback periods, will
become the next source of improved cash
ﬂows and portfolio quality enhancements.
These, in turn, will assist in driving sustainable
cash generation from the business.
Free cash ﬂow for the year under review was
$278m, nearly double the $141m achieved in
2015, after meeting $30m in once-off costs to
redeem the high-yield bonds. Free cash ﬂow
was assisted by a strong turnaround in the
production performance in the second half
of the year, a higher gold price achieved and
lower interest payments.
Net cash inﬂow from operating activities for the
year under review ended at $1,186m, $47m
more than the $1,139m achieved in 2015.
After three consecutive years of a drop in the
gold price, the year under review was marked
by a partial recovery with the average price
received increasing by $91/oz or 8% over the
course of the year. This improvement in the
average gold price received was partly offset

Free cash ﬂow of
$278m
up
97%
from 2015
(after once-off bond redemption costs)
$1.25bn
high-yield bonds fully redeemed,
reducing debt levels and interest costs and
improving free cash ﬂow
Production of
3.628Moz
, within original
market guidance

Total cash costs of
$744/oz
and all-in
sustaining costs of
$986/oz
, within revised
market guidance (original market guidance
revised primarily due to strengthening of
local currencies)
Adjusted headline earnings of
$143m
, up
192%
from
$49m
in 2015
Reduced net debt level of
$1.92bn
and
improved net debt to adjusted EBITDA
ratio of
1.24
times
Dividends of
130
South African
cents per
share (~10 US cents per share) resume after
a three-year hiatus

Proven and probable gold reserves at
year end of
50.1Moz
, substantially
offsetting depletion
Picture:
Siguiri, Guinea
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C F O ’ S R E V I E W
( C O N T I N U E D )
by a decrease of 319,000oz or 8% in group
attributable production (from continued and
discontinued operations).
The all-in sustaining cost per ounce came
under pressure during the year under review
increasing by $76/oz or 8%. This however,
still reﬂects our continued cost discipline
and our exposure to weaker local currencies
in some jurisdictions. Unfortunately, this
was offset by increases in sustaining capital
expenditure, inﬂation and exploration costs,
and the decline in production levels year-
on-year.
The balance sheet remains robust, with
strong liquidity comprising $950m undrawn
on the $1bn US dollar syndicated RCF, $60m
undrawn on the $100m US dollar RCF, A$265m
undrawn on the A$500m Australian dollar
RCF, approximately R2.2bn available from the
South African RCF and other facilities and cash
and cash equivalents of $215m, as at the end
of December 2016. We continued to make
inroads in reducing our net debt position.
As was the case in prior years, the group
remains committed to ﬁnding a long-term
solution for Obuasi in Ghana.
Our taxation exposures continue to decrease
during the year through considerable effort
on our side. Our transparent group tax policy
revised at the end of 2015 supports a low risk
approach in dealing with tax matters across
the various jurisdictions in which we operate.
POSITIVE CASH FLOW MOMENTUM
We continue to deliver on our strategy
of improving free cash ﬂow in a volatile
environment as can be seen from the
graph alongside.
The positive cash ﬂow momentum over
the past three years has given us comfort
regarding sustainable free cash ﬂow
generation in our business, despite signiﬁcant
volatility in the gold price. This is the second
year in a row that we ended free cash ﬂow
positive on an unadjusted basis at $278m
in 2016 and $141m in 2015. We also saw
a year-on-year increase in unadjusted free
cash ﬂow of 97%, which is a signiﬁcant
achievement given the volatile environment
in which we had to operate during the year
under review.
As a result of the sustained free cash ﬂow
generation, the board has approved the
resumption of the payment of an annual
dividend. The declaration of the dividend,
although modest at ~10 US cents a share,
reﬂects management’s commitment to
capital discipline, prioritising shareholder
returns and its conﬁdence in the ability
of the business to sustain free cash
ﬂow generation, in a volatile economic
environment. Our dividend policy is based
on 10% of free cash ﬂow generation pre-
growth capital expenditure, subject to the
board’s discretion taking into consideration
prevailing market conditions, the strength
of our balance sheet and our future capital
commitments.
FOCUSING ON MARGINS
We continue to focus our efforts on driving
operational excellence and cost efﬁciency
across our business, regardless of the gold
price environment in which we operate and
over which we have no control.
Our focus remains on improving margins
despite gold price volatility, currency
headwinds and lower grades. Both our
all-in sustaining cost and all-in cost margins
remained steady compared to last year at
21% and 14%, respectively. This is evidence
of a group committed to improving efﬁciencies
and widening, or at least maintaining, margins
regardless of a lower gold price.
We will continue to work towards widening
these margins, by focusing on the controllable
factors, in particular:
•
stringent cost management
•
reinvestment in low-capital, high-return
opportunities within our business
•
driving our Operational Excellence
programme, i.e. considering innovative ways
to improve efﬁciencies at our operations
* 2014 Adjusted for Obuasi redundancy costs and Rand Reﬁnery loan
** 2015 Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds
*** 2016 Adjusted for bond redemption premium of $30m on settlement of the remainder of the $1.25bn high-yield bonds
FREE CASH FLOW GENERATION
Adjusted FCF ($m)
2012
2013
2014
2015
2016
(666)
(1,064)
142
*
202
**
308
***
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CONTINUED FINANCIAL FLEXIBILITY
The net debt levels in the group fell by a
further 13% from last year mainly due to the
strong free cash ﬂow generation on the back
of lower interest costs and the higher gold
price received. Going forward, we expect our
positive cash ﬂow momentum to continue to
beneﬁt from efﬁciency improvements as well
as the leverage to gold price, despite potential
local currency headwinds.
Our net debt to adjusted EBITDA ratio of
1.24 times reﬂects ample headroom to our
covenant levels of 3.5 times net debt to
adjusted EBITDA. Our balance sheet remains
robust with strong liquidity, sufﬁcient undrawn
facilities and long dated maturities, providing
the ﬁnancial ﬂexibility required in the current
volatile environment, while positioning the
group to remain self-sufﬁcient with regards
to its low-capital, high-return reinvestment
opportunities as well as to resume the
payment of an annual cash dividend.
D E L I V E RY A G A I N S T 2 0 1 6
F I N A N C I A L O B J E C T I V E S
1. Maintain our focus on cost and capital discipline
to deliver competitive all-in sustaining costs and
all-in costs
The group over the last couple of years
adopted a number of measures focused on
sustainably reducing the cost associated
with producing gold. These initiatives have
covered a broad spectrum of activities,
including a greater focus on capital allocation
and project delivery, as well as enhanced
recoveries, while internal cost reduction
efforts continued simultaneously. We have
seen all-in sustaining costs fall 24% from
2013 to 2015; however this trend reversed
in the year under review with all-in sustaining
cost coming in at $986/oz, up from $910/oz
in 2015. The increase in the all-in sustaining
cost reﬂects the effect of a 15% decline
in grades, coupled with safety-related
stoppages in South Africa, which negatively
affected our year-on-year production.
However, despite these operational concerns,
the all-in sustaining cost continues to reﬂect
our strong cost discipline and the effect of
weaker local currencies in certain of the
jurisdictions in which we operate.
Our Project 500 cost reduction project
introduced in prior years has been embedded
into a wider-focused Operational Excellence
Programme, which we continue to actively roll-
out across all of our operations.
2. Further enhance margins and cash ﬂow through
continuing focus on self-help measures and
efﬁciency improvements, and further beneﬁting
from weaker currency and oil prices
Our margins on total cash costs (40%),
the all-in sustaining cost (21%), and all-in
cost (14%) remain stable on a year-on-
year basis and we will continue to manage
these margins at acceptable levels, in spite
of them coming under pressure in 2017
due to the signiﬁcant forecasted increase
in our sustaining capital expenditure. This
increased expenditure is required to ensure
that we continue to maintain and improve
our margins and cash generation ability in
years thereafter.
Cash ﬂow improvements have been noted
in both 2015 and 2016, despite a volatile
gold price and two successive years of lower
production, mainly the result of weaker local
currencies and the beneﬁts of the operational
excellence initiatives. As indicated before, free
cash ﬂow for the year, on an unadjusted basis,
amounted to $278m, a second consecutive
year of positive free cash ﬂow.
C F O ’ S R E V I E W
( C O N T I N U E D )
*
Total calculated with ZAR facilities at R13.7311/$
(excluding DMTNP), AUD facility at 0.7215$ to A$
Last-12-months adjusted EBITDA ratio based on restated results
UNDRAWN FACILITIES
*
At 31 December 2016
$1.576bn
A$265m
US$215m
cash
US$1.010bn
R2.2bn
NET DEBT AND NET DEBT TO ADJUSTED EBITDA
2015
2014
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q4
Q3
Q2
2016
1.81
1.70
1.94
2.02
1.95
1.54
1.49
1.47
1.44
1.26
1.24
3.5
3
2.5
2
1.5
1
0.5
3,500
3,000
2,500
2,000
1,500
Net debt to adjusted EBITDA
Net debt $m
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C F O ’ S R E V I E W
( C O N T I N U E D )
The weakening of the South African rand,
Argentinean peso, and Brazilian real was
beneﬁcial to us given that most of our cost
base in those countries is denominated in
the local currencies, while our gold is sold in
US dollars.
Our sensitivities to the oil price and local
currencies, which are issued with caution, are
as follows:
•
Every 10% average change in our currency
basket impacts input costs by ~$60/oz; and
•
Every 10% change in the average Brent
crude oil price impacts input costs by ~$4/oz.
3. Further decrease in Obuasi expenditure,
thereby reducing holding costs, while investigating
alternative options
In early February 2016, following the
incursion of hundreds of illegal miners inside
the fenced area of the Obuasi mine site,
AngloGold Ashanti Ghana, our subsidiary
that owns the Obuasi mine, was forced to
declare force majeure and, in the interests
of safety, withdrew all employees performing
non-essential functions. During 2016, at its
peak, an estimated 12,000 illegal miners
operated across the previously fenced-off
area of the site. A directive to clear the site of
illegal mining by 10 October 2016 was given
by the Minerals Commission (a Ghanaian
government body), which, along with a
multi-stakeholder committee it established,
prepared alternative sites off the company
lease for the miners to relocate to.
On 18 October 2016, the Security Task Force
took the ﬁrst concerted steps to start to restore
safety and security at the Obuasi concession.
At each step along the way, AngloGold Ashanti
Ghana, was at pains to petition authorities
to ensure that the process of clearing illegal
mining activity from site should be done
with the least amount of force and with full
deference to the Voluntary Principles on
Security and Human Rights.
Subsequent to year end, as of 13 February
2017, all areas within our fenced operational
area have been cleared of illegal miners, and
all identiﬁed illegal mining holes within the
fenced area have been closed. Following a
review of the safety, surface and underground
conditions, we have notiﬁed the Ghanaian
authorities that the circumstances that led to
the declaration of force majeure no longer exist
and as such lifted the force majeure with effect
from 13 February 2017.
There remains further work to be undertaken
in relation to the removal of the illegal mining
activities outside of the fenced area but within the
2013
2012
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
H1
H2
2,100
1,900
1,700
1,500
1,300
1,100
900
700
All-in sustaining costs*
Average gold price
All-in costs*
2014
2015
2016
ALL-IN SUSTAINING COSTS, ALL-IN COSTS AND AVERAGE GOLD PRICE
($/oz)
* World Gold Council standard adjusted to exclude stockpile write-offs.
Picture:
Obuasi, Ghana
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C F O ’ S R E V I E W
( C O N T I N U E D )
Obuasi concession area. Only once that process
is complete, and the feasibility study for the
redevelopment of the mine has been updated
with the relevant information, will the company
be in a position to outline its plans for Obuasi.
Concurrently with these developments, a
governmental change occurred in Ghana in
December 2016 after peaceful democratic
elections. The company is in the process of
building relations with the new government
ofﬁcials and one of its objectives for 2017
is to drive the current Obuasi situation to a
sustainable resolution.
The care and maintenance costs of Obuasi
for the year, amounted to $70m and
management continues to actively manage
these costs in light of the continued pressure
on cost reduction.
4. Further decrease in Colombia expenditure, while
maintaining optionality and moving projects in that
country up the value curve
The group was successful in limiting its
exploration expenditure at its Colombian
properties, while maintaining its optionality
on these projects and moving it up the value
curve. For example, the outcome of exploration
activities at the Gramalote joint venture to
update and reﬁne the geological model
progressed to such an extent that it continues
to support the completion of a pre-feasibility
study by the end of 2017, which in turn would
enable the resource to reserve conversion.
The group continues to monitor progress on
all the projects in Colombia in addition to the
active management of community matters as
they arise.
5. Continue to target sustainable cash generation
Our efforts on cost reduction, supported
by weaker local currencies in some
jurisdictions, assisted us in achieving
positive free cash ﬂow for the last two years.
We will continue to target sustainable free
cash ﬂow generation, despite volatile gold
prices, by driving operational excellence and
disciplined capital investment across all the
operations. In addition, initiatives to optimise
working capital inﬂows such as the recovery
of slow remitted value-added taxation
rebates and offsetting of indirect taxes, will
continue to be pursued.
In accordance with the group’s strategy to
invest in low-capital, high-return brownﬁelds
opportunities, capital expenditure for 2017 is
guided at ~$200m higher than 2016 which
will impact free cash ﬂow generation. The
increase in capital expenditure primarily
relates to increased sustaining capital for the
Geita and Kibali underground development, a
power plant for Geita, stripping at Iduapriem,
ore reserve development in Brazil and on the
plant recovery improvement project at Sunrise
Dam in Australia. Project capital of $120m to
$150m primarily relates to the Siguiri hard rock
project and a power plant, Mponeng phase 1
and the Kibali hydro power plants. The Sadiola
Sulphides project investment decision is subject
to the negotiation of favourable ﬁscal and other
terms with the Malian governmental authorities.
In 2018 we expect the sustaining capital
expenditure to decline to a level between 2016
and 2017.
6. Reduce the annual interest bill and further
deleverage the balance sheet
The successful full redemption of the high-
yield bonds on 1 August 2016, further
assisted us in reducing our annual interest
bill as discussed earlier. This, in addition
to our continued free cash ﬂow generation
during 2016 allowed us to further de-lever
our balance sheet, reducing our net debt
to $1.916bn and our net debt to adjusted
EBITDA ratio to 1.24 times.
A C K N O W L E D G E M E N T
I continue to be supported by a strong and
diligent ﬁnance team across the group who,
through their proactive ﬁnancial planning, have
been able to mitigate some of the adverse
consequences relating to the challenging
global environment in which we operate. In
addition, we have been able to deliver quality
ﬁnancial information to our stakeholders that
reﬂects our objectives and values for long-term
success. I would like to thank our strong and
enthusiastic ﬁnancial team for their ongoing
support and look forward to the year ahead.
L O O K I N G A H E A D T O 2 0 1 7,
T H E K E Y F I N A N C I A L
O B J E C T I V E S A R E T O :
•
Maintain our focus on cost and capital
discipline to deliver competitive all-in
sustaining costs and all-in costs
•
Continue to enhance margins and
cash ﬂow through continuing focus on
operational efﬁciencies
•
Return to dividend paying status
underpinned by sustainable cash
generation
•
Move to a sustainable resolution
at Obuasi
•
Execute on low-capital, high-return
brownﬁelds projects, while continuing
to move long-term projects up the
value curve
•
Maintain ﬁnancial ﬂexibility and further
reduce our ﬁnance costs
Christine Ramon
Chief Financial Ofﬁcer
22 March 2017
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Overview
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Shareholder information

R E V I E W O F G R O U P ’ S P R O F I TA B I L I T Y, L I Q U I D I T Y A N D S TAT E M E N T O F F I N A N C I A L P O S I T I O N F O R 2 0 1 6
2016
2015
2014
Proﬁtability and returns
Adjusted headline earnings (loss)
(1)
$m 143 49 (1)
US cents per share
35
12 0
Proﬁt (loss) attributable to equity shareholders $m 63 (85) (58)
Return on net capital employed
(1)
% 6 5 4
Dividends declared per ordinary share SA cents per share 130 – –
US cents per share ~10 – –
Liquidity, cash ﬂow and net debt
Net debt at year end
(1)
$bn 1.9 2.2 3.1
Free cash ﬂow
(1)
$m
278
141 (112)
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA)
(1)(3)
$bn 1.5 1.5 1.6
Net debt to Adjusted EBITDA
(1)(3)
Times 1.24 1.49 1.94
Operational metrics
Gold produced (from continued and discontinued operations) Moz 3.63 3.95 4.44
Average price received $/oz 1,249 1,158 1,264
Total cash costs
(1)
$/oz 744 712 785
All-in sustaining costs
(1)(2)
$/oz
986
910 1,020
All-in costs
(1)(2)
$/oz 1,071 1,001 1,114
All-in sustaining cost margin
(1)(2)
% 21 21 19
(1)
Non-GAAP measures
(2)
Excludes stockpile write-offs
(3)
The adjusted EBITDA calculation is based on the formula included in the revolving credit facility agreements for compliance with the debt covenant formula
F I N A N C I A L R E V I E W
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F I N A N C I A L R E V I E W
( C O N T I N U E D )
P R O F I TA B I L I T Y A N D R E T U R N S
Production of 3.628Moz, from continuing
operations, was within the original guidance for
the year ended 31 December 2016 at a total
cash cost of $744/oz, compared to production
of 3.830Moz, at a total cash cost of $712/oz for
the year ended 31 December 2015. Production
was negatively impacted by weaker production
from: the South African operations largely as a
result of safety-related stoppages; lower grades
from: Kibali; a planned decrease in head grades
at Tropicana and Geita; and Obuasi being in
care and maintenance for all of 2016. Offsetting
these negative impacts, Mponeng and Moab
Khotsong in South Africa delivered increased
production for the year together with Iduapriem
and Siguiri in the Continental Africa region, and
Sunrise Dam in Australia. Mponeng delivered
the largest improvement, with a 16% increase
in production and a 14% decrease in the all-in
sustaining cost year-on-year.
In the South African region, the decline
in production was mainly due to lower
underground tonnes mined and lower grades
over the period, with the most signiﬁcant
decrease at TauTona. The operational
performance for the year under review was
predominantly impacted by a range of safety-
related stoppages across all operations
resulting in an estimated loss of 104,000oz,
with TauTona, Moab Khotsong and Kopanang
most affected.
The Continental Africa region recorded a solid
performance despite no contribution from
Obuasi (currently under care and maintenance),
operational challenges encountered at Kibali
during the ﬁrst half of 2016 and planned lower
recovered grades at Geita, while Morila, nearing
closure, is now treating lower grade marginal
and tailings grade ore.
Production for 2016 in the Australasia region
was impacted by a lower contribution from
Tropicana, mainly due to the ﬁrst phase
of grade streaming coming to an end in
December 2015. However, the processing
plant throughput was higher for the period
following completion of the plant optimisation
project. Production at Sunrise Dam increased
due to higher mill throughput and an increase
in head grade as the large Dolly stope was
brought into production.
In the Americas region, production volumes
were mainly impacted by a lower year-on-year
contribution from Brazil, which faced production
challenges caused by geotechnical, licensing
and geological modelling issues. The mine plan
at AGA Mineração was revised accordingly;
delivering improved production which helped
offset the shortfall from the ﬁrst half of 2016. The
revised mine plan comprised the treatment of
additional ore from lower grade zones, partially
compensating the production gap with higher
tonnage treated. Serra Grande experienced
a delay in receiving permits required for the
open pit as well as the geotechnical challenges
at the ramp to access high-grade areas at
underground Mina Nova, in the Pequizao ore
body. Cerro Vanguardia in Argentina achieved
its highest annual production in 17 years due
to higher tonnes treated at the plant following
operational and metallurgical improvements,
partly offset by lower grades due to the variability
of the mining model.
The all-in sustaining cost came in at $986/oz,
up from $910/oz in 2015. The all-in sustaining
cost reﬂects the continued cost discipline and
weaker local currencies in some jurisdictions,
offset by an increase in sustaining capital
expenditure, inﬂation and exploration costs,
all against the backdrop of a 15% decline
in grade and safety-related stoppages in
South Africa, which led to lower year-on-year
production levels.
Earnings improved sharply in 2016 from the
previous year. Adjusted headline earnings
were up to $143m, or 35 cents per share,
compared with $49m, or 12 cents per
share in 2015. Net proﬁt attributable to
equity shareholders during 2016 was $63m
compared with a net loss from continuing
operations of $85m a year earlier. The
increase in earnings was primarily due to the
higher gold price received; weaker operating
currencies in Argentina, Brazil and South
Africa; continued focus on cost control;
interest saving; and a lower effective tax rate;
and was partially offset by reduced income
from associates and joint ventures.
LIQUIDITY, CASH FLOW AND STATEMENT OF
FINANCIAL POSITION
Adjusted EBITDA of $1,548m in 2016
increased by $76m, or 5% from the $1,472m
recorded in 2015. The adjusted EBITDA
margin expanded to 37.9% in 2016, from
36.7% in 2015. The ratio of net debt to
adjusted EBITDA at the end of December
2016 was 1.24 times compared with
1.49 times at the end of December 2015,
highlighting the success of AngloGold
Ashanti’s continued efforts to improve ﬁnancial
ﬂexibility as the current net debt to adjusted
EBITDA ratio falls in well below the covenant
ratio of 3.5 times which applies under our
revolving credit facility agreements.
Net debt fell by 13% to $1.916bn in 2016,
from $2.190bn at the end of 2015. On
1 August 2016, AngloGold Ashanti redeemed
the $503m outstanding on the high-yield
bonds due in 2020 by drawing down $330m
from the US dollar $1bn revolving credit facility
and the balance from cash on hand. The
redemption was executed with the purpose
of eliminating the group’s highest-cost
debt, and reducing both interest payments
and the concentration of debt maturities in
2020, while improving free cash ﬂow and
introducing additional balance-sheet ﬂexibility.
Management has since focused on paying
down existing revolving credit facilities at a
steady pace.
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F I N A N C I A L R E V I E W
( C O N T I N U E D )
The dividends declared for the year under
review of ~10 US cents per share, will result
in an estimated cash outﬂow in March and
April 2017 of $43m. We did not declare any
dividends for the 2015 year.
Turning to the statement of ﬁnancial position
and the ﬁnancing facilities available, the
group’s principal US dollar and Australian
dollar debt facilities are listed below:
•
Fully drawn rated bonds – $1.75bn in
aggregate – that mature in April 2020
($700m: 5.375%), August 2022 ($750m:
5.125%) and April 2040 ($300m: 6.5%)
•
$1bn syndicated revolving credit facility that
matures in July 2019, which is currently
$50m drawn
•
$100m revolving credit facilities that
mature in August 2019, which are currently
$40m drawn
•
A$500m revolving credit facility originally
earmarked for the construction of the
Tropicana project that matures in July 2019,
of which A$235m was drawn at year-end.
The facility was utilised during 2016 to
contribute to the redemption of the high-
yield bonds
•
R1.5bn South African revolving credit
facility that matures in December 2018, and
R1.4bn South African revolving credit facility
that matures in July 2019 – the two facilities
were R1.2bn drawn at year end
•
R500m overnight bank lending rate South
African demand facility, which is undrawn
We remain subject to an uncertain tax
environment. Across the group, we are
due refunds for input tax and fuel duties
for an amount of $199m (2015: $195m;
2014: $238m), including attributable amounts
of equity accounted joint ventures, which have
remained outstanding for periods longer than
those provided for in the respective statutes.
Considerable effort was made to reduce these
outstanding amounts. Disclosure of our taxation
exposures across the group further supports
the transparency of our taxation policy, where
we have adopted a low risk approach.
See also p144 for our tax strategy.
More detailed notes and analyses of the
group’s income statement, statement of
ﬁnancial position and statement of cash ﬂow
for 2016 are available in the group ﬁnancial
statements for 2016.
Picture:
Sunrise Dam, Australia
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F I V E - Y E A R S U M M A R I E S
SUMMARISED GROUP FINANCIAL RESULTS – INCOME STATEMENT
US dollar million
2016
2015
2014
2013
2012
Gold income 4,085 4,015 4,952 5,172 5,943
Cost of sales (3,263) (3,294) (3,972) (3,947) (3,765)
Gain (loss) on non-hedge derivatives and other commodity contracts 19 (7) 13 94 (36)
Gross proﬁt 841 714 993 1,319 2,142
Corporate administration, marketing and other expenses (61) (78) (92) (201) (288)
Exploration and evaluation costs (133) (132) (142) (250) (390)
Other operating expenses (110) (96) (28) (19) (47)
Special items (42) (71) (260) (2,951) (402)
Operating proﬁt (loss) 495 337 471 (2,102) 1,015
Dividends received
–
– – 5 7
Interest received 22 28 24 39 43
Exchange (loss) gain (88) (17) (7) 14 8
Finance costs and unwinding of obligations (180) (245) (276) (293) (228)
Fair value adjustments on convertible bonds 9 66 (17) 307 245
Share of equity-accounted investments’ proﬁt (loss) 11 88 (25) (162) (30)
Proﬁt (loss) before taxation 269 257 170 (2,192) 1,060
Taxation (189) (211) (225) 237 (285)
Proﬁt (loss) after taxation from continuing operations 80 46 (55) (1,955) 775
Discontinued operations
(Loss) proﬁt from discontinued operations – (116) 16 (245) 140
Proﬁt (loss) for the year 80 (70) (39) (2,200) 915
Allocated as follows:
Equity shareholders
– Continuing operations 63 31 (74) (1,985) 757
– Discontinued operations – (116) 16 (245) 140
Non-controlling interests
– Continuing operations 17 15 19 30 18
80 (70) (39) (2,200) 915
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SUMMARISED GROUP FINANCIAL RESULTS – STATEMENT OF FINANCIAL POSITION
US dollar million
2016
2015
2014
2013
2012
Assets
Tangible and intangible assets
4,256
4,219
5,088
5,082
8,091
Investments
1,578
1,557
1,553
1,459
1,215
Inventories
756
736
1,524
1,639
1,823
Cash and cash equivalents
215
484
468
648
892
Other assets
348
288
501
846
718
Total assets
7,153
7,284
9,134
9,674
12,739
Equity and liabilities
Total equity
2,754
2,467
2,871
3,107
5,494
Borrowings
2,178
2,737
3,721
3,891
3,583
Provisions
995
954
1,199
1,115
1,459
Deferred taxation
496
514
567
579
1,084
Other liabilities
730
612
776
982
1,119
Total equity and liabilities
7,153
7,284
9,134
9,674
12,739
F I N A N C I A L R E V I E W
( C O N T I N U E D )
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SUMMARISED GROUP FINANCIAL RESULTS – STATEMENT OF CASH FLOWS
US dollar million
2016
2015
2014
2013
2012
Cash ﬂows from operating activities
Cash generated from operations 1,302 1,250 1,343 1,307 2,178
Dividends received from joint ventures 37 57 – 18 72
Net taxation paid (153) (163) (153) (164) (453)
Net cash inﬂow from operating activities from continuing operations 1,186 1,144 1,190 1,161 1,797
Net cash (outﬂow) inﬂow from discontinued operations – (5) 30 85 172
Net cash inﬂow from operating activities 1,186 1,139 1,220 1,246 1,969
Cash ﬂows from investing activities
Capital expenditure (711) (667) (849) (1,431) (1,916)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures (1) (12) 42 (466) (684)
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets
(12) 810 (11) (8) (70)
Interest received 14 25 21 23 36
Decrease (increase) in cash restricted for use 8 (17) 24 (20) (3)
Other – – – – (50)
Net cash (outﬂow) inﬂow from investing activities from continuing operations (702) 139 (773) (1,902) (2,687)
Cash outﬂows from discontinued operations – (59) (170) (138) (88)
Net cash (outﬂow) inﬂow from investing activities (702) 80 (943) (2,040) (2,775)
Cash ﬂows from ﬁnancing activities
Net (repayments) proceeds from borrowings (546) (867) (144) 864 1,221
Finance costs paid (172) (251) (246) (200) (145)
Dividends paid (15) (5) (17) (62) (236)
Acquisition of non-controlling interest – – – – (215)
Other (30) (61) (9) (36) (28)
Net cash (outﬂow) inﬂow from ﬁnancing activities from continuing operations (763) (1,184) (416) 566 597
Cash outﬂows from discontinued operations – (2) (5) (6) (6)
Net (outﬂow) inﬂow from ﬁnancing activities (763) (1,186) (421) 560 591
Net (decrease) increase in cash and cash equivalents (279) 33 (144) (234) (215)
Translation 10 (17) (16) (30) (5)
Cash and cash equivalents at beginning of year 484 468 628 892 1,112
Cash and cash equivalents at end of year
(1)
215 484 468 628 892
(1)
The cash and cash equivalent balance at 31 December 2013 includes a bank overdraft included in the statement of ﬁnancial position as part of other liabilities of $20m.
F I N A N C I A L R E V I E W
( C O N T I N U E D )
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RATIOS AND STATISTICS
Units
2016
2015
2014
2013
2012
Operating review – gold
Production from continuing operations 000oz 3,628 3,830 4,225 3,874 3,697
Production from continuing and discontinued operations 000oz 3,628 3,947 4,436 4,105 3,944
Gold sold from continuing operations 000oz 3,590 3,850 4,248 3,862 3,707
Gold sold from continuing and discontinued operations 000oz 3,590 3,965 4,458 4,093 3,953
Continuing operations
Closing spot price at year-end $/oz 1,247 1,160 1,266 1,411 1,668
Average gold price received $/oz
1,249
1,158 1,264 1,401 1,664
Total cash costs $/oz 744 712 785 836 842
All-in sustaining costs
(1)
$/oz
986
910 1,020 1,195 1,285
All-in costs
(1)
$/oz 1,071 1,001 1,114 1,466 1,623
Earnings
Gross proﬁt $m 841 714 993 1,319 2,142
Gross margin % 21 18 20 26 36
Adjusted EBITDA
(2)
$m 1,548 1,472 1,616 1,525 2,486
Adjusted EBITDA margin % 38 37 33 29 42
Interest cover times
10
7 6 6 14
Asset and debt management
Net debt to adjusted EBITDA
(2)
times 1.2 1.5 1.9 2.0 0.8
Continuing and discontinued operations
Proﬁt (loss) attributable to equity shareholders $m 63 (85) (58) (2,230) 897
Proﬁt (loss) attributable to equity shareholders US cents 15 (21) (14) (568) 232
Headline earnings (loss) $m 111 (73) (79) 78 1,208
Headline earnings (loss) US cents 27 (18) (19) 20 312
Adjusted headline earnings (loss) $m 143 49 (1) 599 988
Adjusted headline earnings (loss) US cents
35
12 (0) 153 255
Capital expenditure
(3)
$m 811 857 1,209 1,993 2,322
Net cash inﬂow from operating activities $m 1,186 1,139 1,220 1,246 1,969
Free cash inﬂow (outﬂow) $m 278 141 (112) (1,064) (666)
F I N A N C I A L R E V I E W
( C O N T I N U E D )
See footnotes overleaf
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F I N A N C I A L R E V I E W
( C O N T I N U E D )
Units
2016
2015
2014
2013
2012
Asset and debt management
Equity
$m
2,754
2,467
2,871
3,107
6,082
Net capital employed
$m
5,101
5,190
6,640
5,519
8,420
Net debt
$m
1,916
2,190
3,133
3,105
2,061
Net asset value – per share
US cents
675
609
711
770
1,580
Market capitalisation
$m
4,290
2,877
3,515
4,727
12,025
Return on net capital employed
%
6
5
4
12
15
Net debt to equity
%
70
89
109
100
34
Other
Weighted average number of shares
million
413
410
408
393
387
Issued shares at year-end
million
408
405
404
403
385
Exchange rates
Rand/dollar average
14.68
12.77
10.83
9.62
8.20
Rand/dollar closing
13.73
15.46
11.57
10.45
8.45
Australian dollar/dollar average
1.35
1.33
1.11
1.03
0.97
Australian dollar/dollar closing
1.39
1.37
1.22
1.12
0.96
Brazilian real/dollar average
3.48
3.33
2.35
2.16
1.95
Brazilian real/dollar closing
3.26
3.90
2.66
2.34
2.05
Argentinean peso/dollar average
14.78
9.26
8.12
5.48
4.55
Argentinean peso/dollar closing
15.89
12.96
8.55
6.52
4.92
(1)
World Gold Council standard, excludes stockpile write-offs.
(2)
The adjusted EBITDA calculation is based on the formula included in the revolving credit facility agreements for compliance with the debt covenant formula.
(3)
Includes attributable share of equity-accounted investments.
RATIOS AND STATISTICS
(continued)
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E C O N O M I C V A L U E - A D D E D S T A T E M E N T
F o r t h e y e a r e n d e d 3 1 D e c e m b e r
US dollar millions
%
2016
%
2015
Economic value generated
Gold sales and by-product income
(1)
99
4,223
98
4,280
Interest received
1
22
1
28
Royalties received
–
9
–
4
Proﬁt from sale of assets
–
4
–
1
Net income from investments
–
5
1
64
Total economic value generated
100
4,263
100
4,377
Economic value distributed
Operating costs
(2)
44
1,876
43
1,876
Employee salaries, wages and other beneﬁts
(3)
26
1,095
27
1,183
Payments to providers of capital
– Finance costs and unwinding of obligations
4
180
6
245
Corporate taxation
– Current taxation
(4)
5
234
4
192
Community and social investments
(5)
1
23
–
15
Total economic value distributed
80
3,408
80
3,510
Economic value retained
(6)
20
855
20
867
(1)
Gold income from continuing operations increased
by 2% as a result of an 8% increase in the gold price
received to $1,249/oz in 2016.
(2)
Operating cost includes items classiﬁed as part of
cost of sales; corporate administration, marketing and
other expenses; exploration and evaluation costs;
other operating expenses; and exchange gains and
losses – per the income statement. It also includes
indirect tax (recoveries) costs; legal fees (recoveries)
and other costs related to contract terminations and
settlement costs; and retrenchment and related
costs – reported as part of special items in the income
statement. Items classiﬁed as part of cost of sales
include production services and materials; royalties
and other production taxes; skills development levies
and property taxes; but exclude amortisation of
tangible and intangible assets; by-product revenue;
employee salaries, wages and other beneﬁts and
community and social investments.
(3)
Employee salaries, wages and other beneﬁts include
all payroll related taxes paid in all jurisdictions in
which the group operates.
(4)
Current taxation includes normal taxation and
withholding taxation on dividends paid per
jurisdiction in which the group operates. The
breakdown of taxation per country is as follows:
US dollar millions
2016
2015
South Africa
(2)
(13)
Argentina
51
25
Australia
24
25
Brazil
50
61
Ghana
13
–
Guinea
31
17
United States
(7)
(6)
Tanzania
72
79
Other
2
4
(5)
Community and social investments exclude
expenditure by equity-accounted joint ventures.
(6)

Economic value retained excludes impairments
and impairment reversals. The economic value
retained relates to current year earnings.
For detailed information on physical cash payments paid to governments (including all corporate and employee taxes, permits, applications and dividends), refer to the regional reviews.
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A n g l o G o l d A s h a n t i ’s f o u r S o u t h
A f r i c a n d e e p - l e v e l m i n e s a n d
s u r f a c e p r o d u c t i o n f a c i l i t i e s
a r e d i v i d e d i n t o t h r e e m i n i n g
e n t i t i e s – Va a l R i v e r, We s t W i t s
a n d S u r f a c e O p e r a t i o n s – w h i c h
c o m p r i s e t h e f o l l o w i n g o p e r a t i o n s :
VA A L R I V E R
The two Vaal River mining operations, which
share a milling and treatment circuit and are
located around 180km from Johannesburg,
near the Vaal River, on the Free State-North
West Province border, are:
•
Kopanang
, which is bound to the south by
the Jersey Fault, has a single shaft system
to a depth of 2,334m. It exploits the Vaal
Reef almost exclusively, producing gold as
its primary output and uranium oxide as a
by-product.
•
Moab Khotsong
, AngloGold Ashanti’s
newest South African mine, is located
in the Free State and has a single shaft
system mining to a depth of 3,100m.
Given the geological complexity of the Vaal
Reef, the mine’s principal reef, scattered
mining is employed. Great Noligwa’s
operating infrastructure and employees
have been incorporated into Moab
Khotsong since 2015.
W E S T W I T S
The West Wits mining district’s operations,
situated south-west of Johannesburg, on the
border between Gauteng and North West
Province, are:
•
Mponeng
, the world’s deepest gold mine
and our ﬂagship South African operation,
exploits the Ventersdorp Contact Reef
(VCR) via a twin-shaft system at depths
of between 2,800m and 3,400m below
surface. Ore is treated and smelted at the
mine’s gold plant.
•
TauTona
, with a three-shaft system, exploits
the Carbon Leader Reef (CLR) predominantly
and the VCR on a small scale through
technology, with secondary and tertiary
shafts sinking to depths of between 2,700m
and 3,300m below surface. Following the
full integration of Savuka into TauTona’s
infrastructure in 2015, mining of Savuka’s
remaining Ore Reserve continues. To
further improve efﬁciencies and beneﬁt from
economies of scale, ore mined at TauTona is
processed at Mponeng’s gold plant.
S U R FA C E O P E R AT I O N S
Surface Operations encompasses those
facilities at the Vaal River and West Wits
operations which process and extract
gold from:
•
marginal ore dumps on surface
•
tailings storage facilities on surface
Surface Operations also includes Mine
Waste Solutions (MWS), which operates
independently, processing slurry material
reclaimed hydraulically from the various tailings
storage facilities. Uranium is produced as a
by-product, as is backﬁll for use as mining
support in underground mined out areas.
R E G I O N A L R E V I E W S
U R A N I U M
The uranium by-product is produced as
oxide concentrates (U
3
O
8
) in the form of a
powder extracted from gold-bearing ore.
It is then processed into a ‘yellow cake’
material that is transported in special-
purpose secure road tankers from the
mine to the Nuclear Fuels Corporation of
South Africa (Nufcor) for further ﬁltration
and calcining, resulting in uranium
diuranate (in slurry form). The ﬁnal product
is shipped to Nufcor’s major customers:
nuclear electricity generating utilities
around the world. Nufcor is a wholly-
owned subsidiary of AngloGold Ashanti
and is arguably the world’s longest
continuous producer and marketer of
uranium. Uranium makes a small but
valuable contribution to AngloGold
Ashanti’s bottom line.
CONTRIBUTION TO
REGIONAL PRODUCTION
(excluding technology)
•
West Wits
42
•
Vaal River
38
•
Surface Operations
20
%
CONTRIBUTION TO
GROUP PRODUCTION
•
South Africa
27
•
Rest of AngloGold
Ashanti
73
%
S o u t h A f r i c a
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SOUTH AFRICAN
OPERATIONS
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

R E G I O N A L R E V I E W S
( C O N T I N U E D )
S o u t h A f r i c a
KEY STATISTICS
Units
2016
2015
2014
Operational performance
Tonnes treated/milled Mt 39.6 36.8 38.4
Pay limit
(1)
oz/t 0.37 0.39 0.39
g/t 13.81 14.38 14.35
Recovered grade
(1)
oz/t 0.219 0.225 0.239
g/t 7.51 7.70 8.19
Gold production 000oz 967 1,004 1,223
Total cash costs $/oz 896 881 849
Total production costs $/oz 1,089 1,091 1,087
All-in sustaining costs
(2)
$/oz 1,081 1,088 1,064
Capital expenditure $m 182 206 264
Productivity oz/TEC
3.56
3.74 4.40
Safety
Number of fatalities 6 9 4
AIFR per million hours worked 12.02 10.81 11.85
People
Average no. of employees: total 28,507 28,325 29,511
– Permanent employees 25,205 25,274 26,056
– Contractors 3,302 3,051 3,455
Training and development expenditure $m 29 29 37
See footnotes overleaf
PRODUCTION
(000oz)
1,212
1,302
1,223
1,004
967
12
13
14
15
16
PRODUCTIVITY
(oz/TEC)
4.19
4.47
4.40
3.74
3.56
12
13
14
15
16
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Units
2016
2015
2014
Environment
Total water consumption ML 23,161 25,182 27,219
Total water use per tonne treated kL/t 0.586 0.685 0.708
Total energy usage PJ 10.54 10.65 11.30
Total energy usage per tonne treated GJ/t
0.27
0.29 0.29
Total GHG emissions 000t CO
2
e 2,864 2,756 2,981
Total GHG emissions per tonne treated t CO
2
e/t 0.073 0.075 0.078
Cyanide used t 9,672 9,573 10,100
No. of reportable environmental incidents 0 1 1
Total rehabilitation liabilities: $m 95 95 84
– restoration $m 15 18 12
– decommissioning $m 80 77 72
Community and government
Community expenditure
(3)
$m 5 6 8
Payments to government $m 106 105 144
– Taxation $m
–
4 16
– Withholding tax (royalties, etc.) $m 5 5 18
– Employee taxes and other contributions $m 93 89 100
– Property tax $m 4 3 5
– Other (includes skills development) $m
4
4 5
(1)
Refers to underground operations only.
(2)
Excludes stockpile write-offs.
(3)
Includes corporate social investment expenditure.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
S o u t h A f r i c a
KEY STATISTICS
(continued)
AIFR
(per million hours worked)
13.24
12.63
11.85
10.81
12.02
12
13
14
15
16
TOTAL CASH COSTS AND
ALL-IN SUSTAINING COSTS
($/oz)
873
1,189
850
1,120
849
1,064
Total cash costs
All-in sustaining costs
881
1,088
896
1,081
12
12
13
13
14
14
15
15
16
16
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O P E R AT I O N A L P E R F O R M A N C E
PRODUCTION
Production from the South Africa region was
4% down on 2015 due to the lower volumes
mined, a result of safety-related stoppages,
reduced levels of productivity and a decline in
underground yield. The most signiﬁcant grade
decline was at TauTona. Overall, production
lost by the South Africa region due to safety
stoppages was 104,000oz in 2016, mostly at
Kopanang, Moab Khotsong and TauTona. To
mitigate these disruptions, implementation of
our four-pillar safety strategy continues.
At West Wits Mponeng delivered the best
performance in the region, with a 16% year-
on-year improvement in production following
the successful implementation of the so-called
‘de-risk plan’, which effectively called for the
withdrawal from certain mining areas where
analysis showed elevated risk levels, and
the establishment of critical infrastructure to
support the ramp up in production from the
below 120 level project area. Although mining
of the higher grade areas declined, Mponeng’s
production was augmented by high-quality
mining practices and an improved mining
mix. There were also fewer safety-related
disruptions at Mponeng in 2016 compared to
the previous year.
TauTona’s production was negatively affected
by several incidents. A gravity-induced fall-
of-ground fatality early in the ﬁrst quarter
of the year halted development work in the
affected section for most of the quarter while
work was completed to modify and enhance
the secondary support standards at all
development ends.
A signiﬁcant seismic event in the Savuka
section in April 2016, which caused two
fatalities, led to the subsequent suspension
of production in most of that section and
the level 116 haulage (the access way to
two new raise lines), which is expected to
remain inaccessible until about the second
quarter of 2017, if at all. In addition, a fatal
underground locomotive accident in the
third quarter resulted in the suspension of
operations for a prolonged period while
steps were taken to improve procedures and
ensure safe working conditions.
Production at the Vaal River operations
remained largely unchanged at 371,000oz.
A 10% year-on-year increase in production
from Moab Khotsong offset the decline at
Kopanang. At Moab Khotsong, increased
production was driven by higher volumes
mined, additional face length availability, a 5%
increase in the mine call factor (MCF) and the
higher underground grade mined during the year.
However, production was hampered by
safety-related stoppages in the second quarter
of the year and decreased production from
Kopanang, a result of lower volumes and a
6% decrease in grade mined. Lower volumes
mined were attributed to reduced efﬁciencies
given that mining is largely conducted at the
extremities of the operation, causing signiﬁcant
travel times to production areas. To mitigate
this, the mining cycle has been modiﬁed to
allow for more efﬁcient use of the limited face
time available. The decline in underground
grade was expected as the mining fronts move
towards the lower grade western areas.
While tonnage throughput for the year
increased by 7% at Surface Operations,
lower feed grades and recoveries resulted
in decreased production year-on-year.
Optimisation of the plant circuit to improve
recoveries continued. Recommissioning of the
uranium plant began in the third quarter with
uranium production recommencing in August.
As stockpiles of high-grade, hard-rock material
were depleted during the year, processing of
lower-grade tailings increased, contributing
to the decline in feed grades. This posed
signiﬁcant challenges to the operation. As
mitigation, a blending strategy was initiated
and in an effort to optimise the ratio of
marginal ore dump and tailings material at
the plant, and to mitigate the lower than
anticipated grade fed into the Savuka plant.
Additionally, a project was launched to screen
and truck marginal ore from Moab Khotsong
to further improve the grades.
COSTS
The focus at all the South African operations
was on identifying projects to both rationalise
off-mine costs and drive on-mine efﬁciencies.
The consolidation of the region’s operations
into three operating entities, to eliminate any
duplication of services and management,
is now complete. Additionally, Project 500
beneﬁts have helped mitigate the impact of
lower production on costs and grade, and
had a positive impact on free cash ﬂow.
In 2017, the focus will be on implementing
a global shared-services centre (GSSC)
for ﬁnance and procurement disciplines to
enable the region to beneﬁt from improved
administrative, ﬁnancial, process and
purchasing efﬁciencies. A review of all the
region’s commodity and services contracts to
re-align contract costs with market dynamics
and fair value pricing has identiﬁed a possible
value-add of approximately R600m. The
GSSC is currently reviewing the realisation
of this value which will assist the region in
reducing its cash costs.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
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GROWTH AND IMPROVEMENT
Mponeng
Phase 1 of Mponeng’s below 120 level
project is in its production build-up phase.
Infrastructure development on 123 level
progressed according to schedule with four
raise lines holed during the year. Construction
of capital infrastructure, execution of Ore
Reserve development and logistical efﬁciency
improvements all proceeded as planned.
Ramp up to steady-state Ore Reserve
development is expected to begin in the
second half of 2017, once ore handling
infrastructure has been commissioned.
The Mponeng life-of-mine extension project will
be advanced to feasibility stage with the related
study scheduled to be completed by mid-
2018. This follows concept and prefeasibility
studies on a CLR extension project that were
undertaken during 2016, the results of which
were presented to the board early in 2017.
Critical path activities will continue on the
project throughout 2017.
The project design intends to establish a sub-
vertical shaft extension to access the majority
of the CLR and VCR ounces (excluding phase
1) below the current 120 level through to a
single common infrastructure. This contrasts
the phased approach previously envisaged to
access the ore body via a series of ramp and
decline extensions with independent focus on
each of the ore bodies. Most of the revised
approach to phase 2 includes ramp up of
development and other preparatory work for
shaft sinking and access development. This
phase of the project is expected to access six
levels on the CLR and four levels on the VCR by
means of a vertical shaft extension.
Phase 2 commissioning of the surface
substation was completed by Eskom at the end
of 2016 and other activities continued, including
equipping of the inter-level ice hole, construction
of the 116 level substation and the water
handling infrastructure complex on 121 level.
Zaaiplaats
Initial development of project Zaaiplaats at
Moab Khotsong was undertaken to facilitate
exploitation of additional ore blocks adjacent
and contiguous to current mining areas. The
most important are the lower mine blocks
(Zaaiplaats and areas A, B and C), located
southwest of current mine infrastructure and
extending below the existing mine. Over the
past few years, the decline in the gold price,
together with changes in key parameters
and economic assumptions, reduced the
economic viability of this project and it was
placed on hold. While Zaaiplaats is included
in Moab Khotsong’s life-of-mine plan and Ore
Reserve base, it is currently the subject of a
prefeasibility study that seeks to improve its
investment case.
CAPITAL EXPENDITURE
Overall, capital expenditure in the region
declined by 12% year-on-year due to a
decline in the value of the rand. Capital
expenditure in rand terms remained in line
with last year, due to the sustained focus on
capital discipline, efﬁcient project delivery and
delays caused by safety-related stoppages.
However, project capital increased following
approval of additional capital for phase 2 and
in alignment with the decision to maintain
the critical path infrastructure schedule with
the revised feasibility study for the Mponeng
life-of-mine extension project scheduled to be
concluded by mid-2018.
S U S TA I N A B I L I T Y P E R F O R M A N C E
PEOPLE
Safety
At AngloGold Ashanti, the safety of every
employee remains the highest priority. It is a
commitment we will continue to demonstrate
across our global portfolio, including the world’s
deepest mines we operate in South Africa.
Over the past decade, AngloGold Ashanti has
reduced operating fatalities by more than 80%
and improved the all injury frequency rate (AIFR),
the broadest measure of workplace safety, by
more than two thirds. We will not relent in our
endeavours to prevent harm to employees.
Improvements in the past decade are due
to a focus on improved operating and safety
systems as well as technologies, and an
emphasis on ensuring that every person in the
company is keenly aware of identifying and
avoiding risk. In an environment where minor
missteps can have catastrophic consequences,
R E G I O N A L R E V I E W S
( C O N T I N U E D )
S o u t h A f r i c a
Picture:
Moab Khotsong, South Africa
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it is critical that we not only relentlessly identify
and eliminate hazards but that we instill a
culture that prizes safety above all else. We
have made encouraging strides in this regard
and will continue to seek improvements.
Given the safety challenges faced by the region,
the AIFR was 12.02 per million hours worked
for the year ended December 2016 compared
to 10.81 per million hours worked in 2015.
Regrettably, six fatalities occurred in the South
Africa region in 2016. Two of these occurred
at TauTona and two at the Savuka section
following fall-of-ground and tramming incidents
in which Messrs. Joseph R Khalla, Nkoseﬁkile
Melitafa, Tlelaka Bernard Ntisa and Tumelo J
Qamele lost their lives. A further two fatalities
occurred following falls-of-ground related
incidents, in which Leronti N Mahlakeng at
Mponeng and Ramphoko Dominika Chere
at Kopanang lost their lives. We extend our
condolences to the families, colleagues,
friends and communities of the departed.
Despite safety incidents, 2016 delivered the
second best safety performance in our history
with respect to fatal accidents and the fourth
quarter of the year was fatality free. At year
end, the South Africa region had recorded
158 fatality-free days. While this demonstrates
some success in the implementation of our
safety strategy, we remain vigilant to ensure
that we continue to make gains in this most
important area.
Mitigation measures are in place to avoid
recurrences and to eliminate disruptions.
Our safe production strategy focuses on
developing a business culture that, in the
short term, delivers predictable control of
safe production through a highly effective
and compliant organisation, led by an
interdependent and pro-active leadership
team striving over the long term to deliver
an interdependent and resilient organisation.
Our four safety pillars, the ‘strategy enablers’,
are knowledge and skills, behaviour and
attitude, planning work and removing people
from risk. This safe production strategy has
been coupled with greater use of the latest
technologies to monitor and mitigate risk.
Signiﬁcant safety milestones recorded during
the year include one million fatality free shifts at
Mponeng, Kopanang, Moab Khotsong and the
Regional Services Department, and two million
fatality-free shifts for the Vaal River as a whole.
Moab Khotsong achieved a full calendar year
without a fatality in September, and Surface
Operations achieved a full year with no lost-
time injury. The Savuka gold plant won South
Africa’s coveted JT Ryan Award for operating
without a fatality since 1961.
At AngloGold Ashanti, we value close co-
operation with all role players in the mining
industry, including our employees and partners
in organised labour, as well as the regulator,
the DMR. We believe it is crucial to the well-
being of every employee that this relationship
is not only professional and respectful but also
tightly bound by the laws and regulations that
govern the industry.
We continue to seek dialogue with the DMR at
every level with the primary aim of improving
safety and ensuring fair and proportional
application of safety legislation. Where there
is disagreement, we will continue as always
to use the proper appeal mechanisms and
legal remedies available under the Mine Health
and Safety Act and associated legislation. We
believe that, with close co-operation among
stakeholders and fair application of regulations
with due regard to proportionality, as well
as continued vigilance in an unpredictable
operating environment, we can further improve
on the safety gains made in the past decade.
Employee engagement
The South Africa region, introduced a new
operating model that is aimed at laying the
foundation for a sustainable future for the
region by optimising shorter-life operations
and ensuring optimal cost structures that will
allow the longer-life operations to deliver the
appropriate returns. This process is expected
to run over the next ﬁve to seven years. In line
with continuous employee engagement, we
are managing this process through the plenary
– a forum at which management and our
employees’ organised labour representatives
meet to discuss actions to give effect to the
employee transition framework. Through this
process, employees will be affected either
through transfers, contracting of some non-
core functions, or redundancy. We also use
the joint management and organised labour
future forum to meet our regulatory obligations
in line with our social and labour plans. Each
operating unit has a labour management
committee in place to implement the decisions
taken at plenary and future forum sessions.
Plenary sessions were held during the year, with
the Chief Operating Ofﬁcer: South Africa brieﬁng
all management employees and engaging with
executives of organised labour. The transfer of
identiﬁed ﬁnance and supply chain employees
to the new Global Shared Services department
also started during the year.
The number of employees in the South Africa
region increased from 28,325 in January
2016 to 28,507 at year end. This increase
is as a result of the re-instatement of the
Moab Khotsong employees who are AMCU
members, following the Labour Court ruling at
the end of 2015.
Employee indebtedness
Indebtedness remains a source of profound
stress for many South African mine workers
who support extended families. Our
Masidibanise Izandla – ‘Let’s join hands:
Managing today, for tomorrow, together’
– programme continues to address this
challenge by providing accessible ﬁnancial
management assistance. During 2016, the
following was achieved:
R E G I O N A L R E V I E W S
( C O N T I N U E D )
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•
The number of emolument attachment
orders decreased by a further 34%
(amounting to employee debt reduction of
approximately R2.2 million). These orders
were terminated resulting in employees
being debt free
•
15,103 employees attended ﬁnancial
awareness training
•
Termination of the emolument attachment
orders for 43 employees were approved
•
Continuing discussions with a third party
on termination of the pay ﬁle system had a
positive outcome, with employees having
more than one loan with a third party being
identiﬁed. After a series of meetings, the
third party agreed to terminate and write-off
loans totalling R712,000 for 77 employees
Labour relations
The South African mining industry, particularly
the gold sector, experienced relative peace
and stability with regard to labour relations in
2016. The three-year wage agreement signed
in 2015 remains in force until 2018. During the
year, AngloGold Ashanti continued to engage
all unions to ensure that obligations of the
agreement are implemented. Work emanating
from the wage negotiations included:
•
A retirement task team recommended that
the current retirement age of 60 years for
gold miners, underground artisans and
underground ofﬁcials be retained. These
employees will have the option to extend
their retirement age to 63 years, should
they comply with certain conditions,
such as passing a company medical
examination and work ﬁtness assessments
as and when required
•
In co-operation with unions, initiatives are
in place to promote business sustainability
and to make progress on social issues.
These initiatives include ways to enhance
operational efﬁciency, alternative work
and shift arrangements, addressing
indebtedness and home ownership
•
An expert was appointed to conduct an
investigation and report to stakeholders
on the extent of the current organisation
design in the gold sector in relation to the
applicable grading system
During the year, there was no loss of
production due to strike action in the region.
AngloGold Ashanti has a constructive
and robust relationship with all organised
labour unions, including the Association of
Mineworkers and Construction Union (AMCU),
the National Union of Mineworkers (NUM),
Solidarity and UASA.
All unions participated fully in the various
statutory and ad hoc committees at which
employee related issues were deliberated,
as well as in the plenary sessions to discuss
implementation of key processes of the
employee transition framework.
On 21 February of 2017, the Constitutional
Court ruled in favour of South Africa’s gold
producers’ ability to extend wage agreements
to AMCU and its members in terms of Section
23(1)(d) of the Labour Relations Act. This was
AMCU’s ﬁnal opportunity to appeal this verdict,
originally passed down by the Labour Court.
The ruling reinforces one of the primary tenets
of collective bargaining, in that agreements by
the majority of employees win the day. It also in
effect conﬁrms that employees are employed
by the company, i.e. AngloGold Ashanti, and
not by their individual workplaces, for example,
Mponeng mine.
Employment equity and transformation
The South African mining industry remains fully
committed to realising the vision of the National
Development Plan and to transformation that
sustains and supports the industry, and does
not undermine the goals of the MPRDA. All
key targets were met by Chamber of Mines’
members (including AngloGold Ashanti) in terms
of the Mining Charter.
AngloGold Ashanti complies fully with regulatory
obligations monitored by both the Departments
of Labour and Mineral Resources.
The year-on-year representation of historically
disadvantaged South African (HDSA) across
all occupational levels increased by 1.5%, with
HDSA recruitment increasing by 11% in 2016.
We continue to intensify the employment
equity implementation process, particularly
at management level through, among others,
talent management and the development of
senior management.
Processes to accelerate opportunities for,
and to retain, HDSA employees are in place.
Progress will be monitored to ensure the
desired results are achieved. Oversight of the
employment equity process is undertaken by
the Transformation Steering Committee and
driven by the region’s management.
HEALTH
Employee wellness
The gold mining industry faces a variety of health
challenges and workplace risks, largely due
to the nature of ultra-deep, hard-rock, labour-
intensive mining that is compounded by the
relatively high incidence of certain diseases in
southern Africa. A high-level risk assessment
(covering contributory causes, consequences
and critical controls) of the health risks in the
region has been incorporated into the company’s
‘health risk architecture’. All health risks in
the region have been placed into 10 major
categories, prioritising the top 12 speciﬁc injuries
and illnesses that present the greatest health
risks to employees. Given the long lag periods
associated with most occupational health risks,
we aim to review medical risks every two years
or more frequently if required.
With increasing national and regional attention
given to tuberculosis (TB) across the Southern
African Development Community (SADC),
R E G I O N A L R E V I E W S
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the South African Departments of Health
and Mineral Resources launched a major
TB screening programme across the mining
sector: Masoyise iTB (‘Let’s beat TB’). This
campaign aims to screen 500,000 miners
for TB annually over the next three years. In
2016, AngloGold Ashanti completed some
27,000 assessments, mobile digital X-rays
and symptom screening, which indicate
that occupational TB rates of 1.02% within
AngloGold Ashanti are gradually declining
toward national incidence rates estimated at
approximately 0.85%.
Healthcare outcomes
The all occupational diseases frequency rate
(AODFR) decreased to 7.18 per million hours
worked in 2016 (2015: 12.11) The AODFR
includes silicosis, occupational TB, noise-
induced hearing loss (NIHL), barotrauma
(pressure-related injury to the middle ear
following rapid descent/ascent in deep level
mines) and all heat-related illnesses. In all,
823 cases of occupational disease were
reported during 2016 (71 cases of NIHL;
285 of occupational TB; 120 of heat illness;
216 of barotrauma; and 131 of silicosis).
New TB and HIV rates remain at 10-year lows.
Sick leave rates remain stubbornly high in
a working population with high incidence of
chronic disease.
Dust control measures continued to be
effective and our South African operations
exceeded the Mine Health and Safety Council
milestones for dust control. The number of
silicosis cases submitted for compensation
declined for another year and early silicosis
cases remain at historically low levels.
Gold working group on silicosis
The industry Working Group on Occupational
Lung Disease (OLD), which includes
AngloGold Ashanti, has held extensive
meetings over the past two years with the
lawyers of claimants in a proposed class
action law suit and key stakeholders in
government, labour and industry. The working
group’s objective is to work with all the relevant
key stakeholders to develop a comprehensive
solution to silicosis, related litigation and
statutory compensation. The working group
has been actively involved in a collaborative
initiative to explore the legislative reforms
required to ensure improved compensation
beneﬁts for all employees and ex-employees
with OLD. In October 2016, the Integration
of Compensation Steering Committee, which
includes members of the working group,
met with the ministers of Health and Labour,
as well as the Deputy Minister of Mineral
Resources, to present a report on integration
of compensation and recommendations for
the next steps to be considered to advance
legislative reforms.
Substantive engagements aimed at reaching
settlement have been held with the attorneys
representing the class action claimants. In
November 2016, the working group was also
invited to attend a SADC ministers of health
meeting in Swaziland and an outreach by
the Department of Health and the Swaziland
Ex-miners Association to former mineworkers
with OLD.
The working group continues to assist the
Medical Bureau for Occupational Diseases
(MBOD) and Compensation Commissioner
for Occupational Diseases (CCOD), which
are government departments responsible
for certiﬁcation and compensation of
mineworkers with OLD, in terms of the
Occupational Diseases in Mines and Works
Act (ODMWA), to: determine the ﬁnancial
viability of the ODMWA Fund; address the
signiﬁcant backlog in past claims; improve
ongoing processing and payment of claims
(the MBOD/CCOD Assistance Project); track
and trace former mineworkers; and develop
a comprehensive database of current and
former mineworkers.
Also see People are our business for
background on the work done by the Working
Group and for updates around the class action
law suit.
Total health spend
In 2016, R720 million was spent on health
and wellness programmes in the region, R380
million spent on clinics and hospitals through
AngloGold Ashanti Health, and the rest on
various medical insurance and compensation
costs for occupational and non-occupational
injuries and illnesses affecting our employees.
Many mining companies have closed their
mine hospitals and now outsource hospital
care in the private sector. At AngloGold
Ashanti, a high-level strategy to outsource
health services in a phased approach over a
ﬁve-year period is under discussion and has
been presented to organised labour through
the employee engagement forum. Phase
1 will focus on the sale or closure of some
hospital and pharmacy businesses, and the
decentralisation of primary and occupational
healthcare services to the mines.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
S o u t h A f r i c a
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ENVIRONMENT
Environmental performance
The South Africa region continued to
improve its environmental performance.
The number of reportable environmental
incidents for the year declined to zero, from
1 in 2015. Environmental risks remain fully
incorporated in the company’s business
risk management process, operational
environmental management systems and
regulatory obligations. Surface Operations,
including MWS, retained its ISO 14001
certiﬁcation in 2016 and alignment with the
revised 2015 international standard has
begun. The new ISO 14001 standard requires
greater focus on the organisation’s strategic
planning processes, leadership, improving
environmental performance, life-cycle
planning and a more speciﬁc communications
strategy. Considering that environmental
aspects are already part of AngloGold Ashanti
strategic planning and business management
processes, we do not foresee any major
challenges in aligning and converting to the
new standard. It is anticipated that the region
will be aligned and certiﬁed in terms of the
new standard by early 2018.
Some of the most noticeable improvement
initiatives at the operations were:
•
Pollution containment capacity and
spillage controls at the MWS plant, as
well as a reduction in the frequency and
extent of tailings pipeline spillages. The
MWS team has been commended for its
commitment and efforts in this regard by
ofﬁcials from the Department of Water and
Sanitation, as well as external ISO 14001
auditors. This is a signiﬁcant achievement
considering the size of MWS operations
spans more than 1,200km
2
, reclaiming
75,000t of tailings daily
•
Similar infrastructure improvements and
maintenance projects were completed at the
Midway process water dam and the pollution
control dams at Kareerand TSF; Kopanang;
West gold plant, Mponeng and Savuka gold
plants and the South Uranium plant
All key environmental authorisations remain
in place and are regularly maintained.
The South Africa region updated its
environmental management programme
reports for the West Wits and Vaal River
operations at the end of 2016 for approval
by the DMR. Compliance with all regulatory
requirements is monitored through a
comprehensive environmental legal register
and a rigorous external assessment process.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
S o u t h A f r i c a
Picture:
Surface Operations, South Africa
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Water management
Mines neighbouring our Vaal River and West
Wits operations pose a risk of ﬂooding as
pumping underground water has ceased in
these operations. Extraneous water poses a
physical risk to infrastructure and workers, as
well as to adjacent mines, and can have major
ﬁnancial and economic impacts given current
pumping costs and potential future liabilities.
AngloGold Ashanti has been able to largely
mitigate these risks by taking control of
strategic pumping operations, directly or
indirectly, at Margaret Shaft and Great Noligwa
in the Vaal River and at Covalent (Blyvooruitzicht
4 and 6 shafts) and Savuka in West Wits. By
establishing additional pipelines and pumping
infrastructure, AngloGold Ashanti has been able
to use all of the water at Vaal River, primarily at
MWS’ tailings reclamation operations. At West
Wits, a small portion of the water has been
absorbed as process water and the feasibility
study into further offsetting potable water use is
at an advanced stage.
AngloGold Ashanti is committed to a
sustainable solution to the challenges
the region faces relating to mine water
management and associated opportunities
to unlock the beneﬁt from a potential
regional water asset that is currently
perceived to be a liability. Progress in
this area depends on the development of
regional mine-water management plans in
conjunction with national water authorities
and experts, and in collaboration with all
potential stakeholders within the areas
where AngloGold Ashanti operates. These
efforts are strategically structured around
water supply companies as primary water
suppliers. The South Africa regional team is
in ongoing dialogue with regulators, through
the government task team for mine closure
and water management, to help ensure
that all mining companies collaborate and
acknowledge accountability for mine ﬂooding
and regional mine water management
without foisting these liabilities on the last
operating mine in each region.
REGULATORY MATTERS
In May 2015, the amended Department of
Trade and Industry Codes of Good Practice
and the Broad-based Black Economic
Empowerment (BBBEE) Act’s ‘trumping
provision’ came into effect. In October 2015,
the Department of Trade and Industry issued
a Government Gazette exempting the mining
industry from the BBBEE codes for a period
of 12 months to October 2016. This was
followed by the Minister of Mineral Resources
gazetting the ‘Reviewed Broad-based Black
Economic Empowerment Charter for the
South African Mining and Minerals Industry’
(the ‘Reviewed Mining Charter 2016’) on
15 April 2016 for public comments. The
closing date for submission of public
comment was set for 31 May 2016.
AngloGold Ashanti submitted its own
comments to the DMR on 30 May 2016
and was also part of the Chamber of Mines
Mining Charter Reference Group, which
prepared the industry’s submission for
approval by the Chamber of Mines Council,
submitted to the DMR at the end of May
2016. As per the BBBEE Act as gazetted in
October 2015, with the trumping provision,
the Mining Charter was expected to come
into effect on 31 October 2016, failing which
the BBBEE Act takes precedence. It is
not, at this stage, clear what the interplay
between the Revised Mining Charter and
the BBBEE Act and Revised BEE Codes is.
The government may designate the Revised
Mining Charter as a Sector Code in which
case it would be under the auspices of the
BBBEE Act, but has not chosen to do so in
its government gazette notice of 17 February
2016. Until such determination is made, if
at all, the Revised Mining Charter remains a
stand-alone document under the auspices
of the MPRDA and may become subject to
the trumping provision discussed above.
This uncertainty might be resolved either by
government clariﬁcation in this regard or by
the matter receiving judicial attention.
In order to ascertain AngloGold Ashanti’s level
of compliance against the BBBEE Act and the
Codes of Good Practice, in March 2016, the
company underwent BBBEE veriﬁcation by an
independent agent. The South Africa region
achieved Level 4 status – an improvement
from Level 6 in 2012.
For a detailed discussion on labour-related
legal challenges and mining legislation and
regulations, see Regulatory Matters
on page 19.
For AngloGold Ashanti’s performance
on Mining Charter requirements, see
www.anglogoldashanti.com/en/
sustainability/MiningCharter/Pages/
default.aspx.
STAKEHOLDER ENGAGEMENT
Communities
Several initiatives were undertaken during
the year, following successful conclusion
and closure of the social and labour plans
2010-2014 for the West Wits and Vaal River
operations. These included a social impact
assessment of the communities in which
AngloGold Ashanti operates (within the
Merafong and Matlosana municipalities) as
well as the major labour-sending areas of
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the Eastern Cape from where many of our
employees hail and where social investment
initiatives are undertaken. The purpose of the
study was to:
•
determine the value created since the
implementation of the Socio-economic
Development Framework and Funding
Model in 2012, which was aimed at
addressing the ﬁve pillars of the framework
(land and environment, infrastructure
development, social development, economic
development and institutional development)
•
establish baseline values that can be used
as benchmarks going forward and monitor
progress over time
•
outline stakeholders’ key issues or agendas
and acquire insight into successes and
future requirements
•
inform development of the next social and
labour plan cycle from 2020 to 2024
Key ﬁndings of the study are set out in
the
<SDR>
, covering local and economic
development, community human resource
development, enterprise development, and
social and institutional development.
Community development projects
In the year under review, a total of R88m
was spent on community development, of
which R5m was towards the Social and
Institutional Development Fund, R55m on
community human resources, and R28m on
local economic development.
Key projects delivered during the year included:
•
30 bursaries were granted to community
members to the value of R5.1m, bringing
the total number of bursars currently
enrolled in tertiary education to 72
•
Six vocational and 48 Mining Qualiﬁcations
Authority bursaries were also granted
•
Our internship programme beneﬁted 23
students in 2016 at a cost of R 5.5 million
•
A waste recycling project, in partnership with
Harmony and Sibanye, each contributing
R3 million to the R9 million budget, created
15 permanent jobs and 2,000 indirect jobs
for waste pickers
•
The Wedela agricultural project, aimed at
alleviating poverty and creating sustainable
jobs by cultivating various crops, such as
tomatoes, peppers, chillies and onions,
among others, is located on 26ha of land.
The total capital investment is R8 million over
three years for the creation of 16 direct and
indirect jobs
•
The Botshabelo Community Health Clinic
Maternity Wing, comprising eight wards,
a nursery, pharmacy, reception area and
sluice room, was handed over in July 2016.
A total of R6 million was invested in this
project, which included construction of a
730m
2
new maternity centre in Khuma, as
well as rooms for ante- and post-natal care,
a sonar facility, a dispensary, nursery and
sterilisation facilities, a staff lounge and two
ablution blocks
R E G I O N A L R E V I E W S
( C O N T I N U E D )
S o u t h A f r i c a
Picture:
Wedela Agriculture Project, West Wits, South Africa
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•
A R500,000 science laboratory at St Johns
College in Mthatha is intended to improve
performance in mathematics and science,
as well as learners’ chances to access
high-quality tertiary education institutions
and sustained success in their ﬁelds of
study. The project was completed and
launched in January 2016
•
The AmaMpondo agricultural project,
based in Emalangeni, Eastern Cape, was
launched in September 2016 with a budget
of R6 million over three years. As one of
the AngloGold Ashanti Chairman’s legacy
projects, it is a collaboration with SAB Miller
and Agrumart, the implementing agent.
More details are available in the
<SDR>
•
The Chairman’s Fund supported education
and youth dialogue initiatives for the
empowerment of all towards strengthening
democracy
•
The CSI fund partnered with various NGOs
and schools on learner improvement
programmes, educator development
initiatives for maths and science and early
childhood development practitioners, youth
training and skills development, and care
and support for children living with HIV/AIDS
Current community projects are set out in
the
<SDR>
, including school and agricultural
developments, in line with our social
development plans. More projects are planned
for the 2017 year.
CLOSURE AND LAND MANAGEMENT
On 20 November 2015, the Minister of
Environmental Affairs published the Regulations
Pertaining to the Financial Provision for
Prospecting, Exploration, Mining or Production
Operations – Government Notice R. 1147 –
(the 2015 Financial Provision Regulations).
On 26 October 2016, the Minister published
amendments to the 2015 Financial Provision
regulations that extended the transitional
period to February 2019. The Department of
Environmental Affairs has acknowledged the
many challenges with the regulations as they
stood. In the latest draft revisions of the some
of the main issues such as the future of existing
rehabilitation trust funds have already been
favourably amended and AngloGold Ashanti is
conﬁdent that the ongoing engagements with
the relevant departments through the Chamber
of Mines will lead to the company being able
to comply with the new regulations once they
become effective.
In preparation for implementation and
compliance with the regulations, AngloGold
Ashanti has appointed an independent service
provider to review the region’s closure plans in
line with the new regulations and to optimise
the South Africa region’s Vaal River current
operating footprint.
The region also embarked on several initiatives
to explore alternative land use and closure
objectives, focusing on optimising current land
use, commercial value and community job
creation, including:
•
A broad-based livelihoods project
in collaboration with a community
organisation to target, mobilise and
train low-income communities to grow
fresh produce and improve livestock
management for sustainable food
production and income (see details on
page 40 of the
<SDR>
)
•
An initiative with the South African General
Investment Trust to explore commercial
agriculture projects, focusing on bamboo
production or similar vegetation to remediate
tailings seepage zones, impacted wetlands
and tailings footprints.
The contract with Wits Enterprise was
renegotiated to maintain the existing
phytoremediation (woodlands) projects in the
South Africa region concurrently with a number
of other remediation projects in 2016. These
included an area of more than 150,000m
2
that
was remediated.
Following demolition of the West Acid Flotation
and Uranium Plant in 2015, the project team
was transferred to the East Acid Flotation and
Uranium Plant in 2016 to demolish all redundant
infrastructure up to ground level. Around 5,000t
of scrap metal have already been removed from
the site and this demolition is expected to be
completed by December 2017.
Final rehabilitation of plant footprints will be
conducted once the areas around the plants
are available for rehabilitation.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
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A n g l o G o l d A s h a n t i h a s s e v e n
m i n e s i n i t s C o n t i n e n t a l A f r i c a
r e g i o n , s i x o f w h i c h a r e c u r r e n t l y
i n o p e r a t i o n . O f t h e s e , A n g l o G o l d
A s h a n t i m a n a g e s f o u r.
Obuasi in Ghana was not operational in 2016
as it is on care and maintenance, having been
in limited operations in the prior year. Closure
is underway at Yatela in Mali.
D E M O C R AT I C R E P U B L I C
O F T H E C O N G O
Kibali
, one of the largest mines of its kind in
Africa, is situated adjacent to the town of Doko
and 210km from Arua on the Ugandan border.
Kibali is co-owned by AngloGold Ashanti
(45%), Randgold Resources Limited (45%)
and Société Minière de Kilo-Moto (SOKIMO)
(10%), a state-owned gold mining company.
Randgold Resources operates the mine.
G H A N A
Iduapriem
, which comprises the Iduapriem
and Teberebie properties in a 110km
2
concession, is located in the Western Region
of Ghana, some 70km north of the coastal city
of Takoradi and about 10km south-west of the
Tarkwa mine. Iduapriem is an open-pit mine
and its processing facilities include a carbon-
in-pulp (CIP) plant with a gravity circuit. The
gravity feed recovers about 30% of the gold
with the remainder recovered by the CIP plant.
Obuasi
, which has been primarily an
underground operation, mining to a depth
of 1,500m, is located in the Ashanti Region,
approximately 60km south of Kumasi. Limited
mining operations have ceased and the mine
is currently on care and maintenance.
T H E R E P U B L I C O F G U I N E A
Siguiri
is a multiple open-pit oxide gold
mine situated in the relatively remote district
of Siguiri, around 850km north-east of
the country’s capital, Conakry. The gold
processing plant treats about 30,000t daily.
AngloGold Ashanti holds an 85% interest in
Siguiri, with the remaining 15% held in trust
for the nation by the Government of Guinea.
Siguiri is contractor-mined using conventional
open-pit techniques. The area has signiﬁcant
gold mining potential and has long been an
area of traditional artisanal mining.
M A L I
Morila
is a joint venture between AngloGold
Ashanti and Randgold Resources in which
each has a 40% interest, with the remaining
20% held by the Government of Mali.
Randgold Resources operates the mine. Morila
is situated 280km south-east of Bamako, the
country’s capital. The operation ceased mining
operations in 2009 and has fully transitioned
to a tailings storage treatment operation
in quarter four of 2016. The plant, which
incorporates a conventional carbon-in-leach
(CIL) process with an upfront gravity section to
extract the free gold, has an annual throughput
capacity of 4.3Mt.
Sadiola
is a joint venture between AngloGold
Ashanti (41%) and IAMGOLD (41%). The
government of Mali owns the remaining
18%. The Sadiola mine is situated in south-
western Mali, some 77km south-southwest
of the regional capital Kayes. On-site surface
infrastructure includes a 4.9Mt per annum CIL
gold plant where the ore is eluted and smelted.
The mine, which began operating in 1996, has
multiple open pits.
TA N Z A N I A
Geita
, one of our ﬂagship mines, is located
in northwestern Tanzania, in the Lake
Victoria goldﬁelds of the Mwanza Region,
about 120km from Mwanza and 4km
west of the town of Geita. The Geita gold
deposit mined solely as a multiple open-
pit operation until 2015 and successfully
commenced underground mining below
the Star & Comet pit in 2016. The mine will
continue to operate as a mixed open-pit
and underground operation until all open-
pittable economic resources are exhausted.
The mine is currently serviced by a CIL
processing plant with an annual capacity of
5.2Mt. While Geita generates its own power,
the operation of its power-generating facility
is outsourced and fuel is delivered by road.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n e n t a l A f r i c a
CONTRIBUTION TO
REGIONAL PRODUCTION
•
Tanzania
37
•
DRC
20
•
Guinea
20
•
Ghana
16
•
Mali
7
%
CONTRIBUTION TO
GROUP PRODUCTION
•
Continental Africa
36
•
Rest of AngloGold
Ashanti
64
%
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CONTINENTAL AFRICA
OPERATIONS
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

KEY STATISTICS
Units
2016
2015
2014
Operational performance
Tonnes treated/milled Mt 28.2 27.2 29.9
Pay limit oz/t 0.034 0.036 0.039
g/t 1.175 1.233 1.345
Recovered grade oz/t
0.047
0.053 0.054
g/t 1.46 1.64 1.66
Gold production (attributable) 000oz 1,321 1,435 1,597
Total cash costs $/oz 717 678 783
Total production costs $/oz 1,005 900 977
All-in sustaining costs
(1)
$/oz 904 815 968
Capital expenditure
(2)
$m 291 315 454
Productivity oz/TEC 20.70 20.61 14.36
Safety
Number of fatalities 0 1 0
AIFR per million hours worked 0.51 0.50 1.56
People
Average no. of employees: total 12,691 11,942 16,070
– Permanent employees 5,331 5,061 8,739
– Contractors 7,360 6,881 7,331
Training and development expenditure $m
3
3 2
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
See footnotes overleaf
PRODUCTION
(000oz)
1,521
1,460
1,597
1,435
1,321
12
13
14
15
16
PRODUCTIVITY
(oz/TEC)
10.97
9.97
14.36
20.61
20.70
12
13
14
15
16
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Units
2016
2015
2014
Environment
Total water consumption ML 11,911 16,931 17,582
Total water use per tonne treated kL/t 0.428 0.603 0.553
Total energy usage
(3)
PJ 8.46 8.41
9.47
Total energy usage per tonne treated
(3)
GJ/t 0.30 0.30 0.30
Total GHG emissions
(3)
000t CO
2
e 682 694 826
Total GHG emissions per tonne treated
(3)
t CO
2
e/t 0.025 0.024 0.025
Cyanide used t 7,693 8,405 10,549
No. of reportable environmental incidents 0 2 4
Total rehabilitation liabilities: $m 430 425 463
– restoration $m 262 261 292
– decommissioning $m 168 164 171
Community and government
Community expenditure $m 8 6 4
Payments to government $m 260 291 306
– Dividends $m 13 12 16
– Taxation $m 76 97 79
– Withholding tax (royalties, etc.) $m 79 85 108
– Other indirect taxes and duties $m 25 24 27
– Employee taxes and other contributions $m
46
52 69
– Property tax $m 1 1 1
– Other (includes skills development) $m 20 20 6
(1)
Excludes stockpile write-offs.
(2)
Includes attributable share of equity-accounted investments.
(3)
Restated for 2014 and 2015 owing to error in source data.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
KEY STATISTICS
(continued)
AIFR
(per million hours worked)
2.26
1.97
1.56
0.50
0.51
12
13
14
15
16
TOTAL CASH COSTS AND
ALL-IN SUSTAINING COSTS
($/oz)
830
1,235
869
1,202
783
968
Total cash costs
All-in sustaining costs
678
815
717
904
12
12
13
13
14
14
15
15
16
16
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O P E R AT I O N A L P E R F O R M A N C E
PRODUCTION
The Continental Africa region maintained
consistent performance during 2016 with
increased production at Iduapriem, Siguiri
and Sadiola offsetting production declines
elsewhere in the region. The reduction in
output year-on-year is attributable to planned
lower recovered grades at Geita as the
maiden underground operations ramp up
to commercial quantities at average Mineral
Resource grades; a setback from plant stability
challenges that were encountered in ﬁrst half
of the year in dealing with multiple ore sources
at Kibali; completion of treating mineralised
waste tonnes and transition to treatment of
low grade tailings storage material in the latter
part of the year at Morila; and no production
at Obuasi, which transitioned to care and
maintenance status.
At Kibali, production fell 9% from 2015, to
264,000oz. Kibali’s performance improved
signiﬁcantly in the second half of 2016
as the plant stability issues encountered
in the ﬁrst half of the year were resolved.
Production increased 32% over the ﬁrst
half due to improved plant throughput at
higher metallurgical recoveries, following
the introduction of satellite open-pits in the
fourth quarter which provided higher grade
material and greater ﬂexibility in managing
the multiple ore sources. The operational
challenges encountered in the ﬁrst half of
the year occurred while testing both plant
streams to run on sulphides as per the design
speciﬁcation, ahead of the depletion of oxide
ore. A drop in recoveries was compounded
by a bearing failure on one of the ball mills,
causing a sharp drop in production and a
steep increase in costs. The introduction of
the Kombokolo and Rhino satellite pits in
the fourth quarter of the year also helped the
recovery in production towards year-end, by
adding higher grades and improving mining
ﬂexibility. Kibali reported record tonnage
throughput in the fourth quarter of the year.
At Iduapriem, production increased by 11%
year-on-year as a result of mining in deeper,
higher-grade areas. This was accompanied by
a 9% increase in tonnage treated from higher
plant availability, compared to the previous
year when the plant had an extended major
shutdown to upgrade the semi-autogenous
(SAG) mill. Throughput of 5.1Mt for the year
was a record for the Iduapriem plant. Total
tonnes mined increased by 28% year-on-year
to 28Mt in 2016 as the mine commenced
a major waste stripping programme to
access the ore sources in the Block 7&8 pit
that would provide the foundation for the
sustainability of the future life-of-mine. The
improved performance is attributable to higher
plant and mining ﬂeet productivity as well
as the efﬁciency gains stemming from major
modiﬁcations and repair work completed in the
milling circuit in the previous year.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
Picture:
Geita, Tanzania
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Siguiri’s increase in production was boosted
by higher tonnage treated, up 3% as the plant
maintained consistent availability relative to
the previous period, when it was impacted
by unplanned maintenance. This was partly
offset by a planned decrease in recovered
grade in the ﬁrst half of the year as lower
grade stockpile material was processed
while preparations for access to the Area 1
mining zone were being completed. Mining
commenced in the higher grade Area 1 zone
in the third quarter, with ramp up in the last
quarter contributing signiﬁcantly to increased
production in the latter part of the year.
At Geita, although there was a 5% increase
in plant throughput due to treatment of softer
ore and improved plant availability through
consistent maintenance of operations,
production was down owing to a planned
12% decrease in recovered grade. This was
in line with the mining plan which introduced
ore sourced from the initial underground
operations at the Star & Comet mining area
at lower than the average grades. Higher
grades are expected to be realised as
development progresses and commercial
quantities are achieved.
Sadiola maintained production levels
consistent with the previous year despite
the limited mining ﬂexibility as remaining
oxide ore mining sources are depleted. The
mine delivered the planned 5% increase
in recovered grade, partly offset by a 3%
decrease in tonnage throughput as a result
of an increase in the treatment of transitional
material. Tonnage throughput is ﬂexed with a
combination of the limited newly mined ore,
marginal ore stockpile sources at lower grades
and periodic drawdown from the higher,
full-grade ore stockpiles. Plant operations
were efﬁcient and consistent, which provided
the ﬂexibility to maintain a steady quarterly
production and revenue proﬁle.
Morila completed the mining and processing
of mineralised waste ore during the year
and from the last quarter of the year has
transitioned to a full tailings-storage material
treatment operation which is expected
to continue for the next two years, after
which the mine will transition to full closure.
Morila delivered a 23% increase in tonnage
throughput during the year contributing
22,000oz, as a result of consistent plant
availability and treatment of softer ore, thus
offsetting the decrease in recovered grade.
COSTS
Overall, all-in-sustaining costs for the region
were maintained at the previous year’s levels.
Unit costs increased year-on-year with the 4%
increase in tonnage throughput not sufﬁcient
to mitigate the combined grade-related impact
on production. Despite the increased unit
costs year-on-year, the region managed to
establish a sustainable operating margin,
with total cash costs ending at a respectable
$717/oz for the year.
Cash costs at Siguiri and Iduapriem decreased
year-on-year. At Iduapriem, costs decreased
by 9% as a result of greater operational
efﬁciencies and continued cost management
initiatives undertaken during the year. The
Electricity Company of Ghana has offered
Iduapriem a relatively secure quota of power
at reduced tariffs which has contributed to
maintaining reliable and consistent operations.
At Siguiri, beneﬁts were derived from active
cost management efforts, while operations
were enhanced through increased plant
throughput and recovery, as well as managing
to an optimal feed blend.
During the year, AngloGold Ashanti
consolidated its continuous improvement and
operational review processes together with
the various cost management initiatives under
the umbrella of the ‘Operational Excellence’
programme, focused on delivering systemic
and sustainable operational improvements and
aimed at each operation rapidly progressing
towards targeted all-in sustaining unit costs
that reﬂect the inherent opportunity and
value set within the operation. Operational
Excellence principles will leverage the learnings
and system opportunities derived through the
P500 cost saving initiative with standardised
and consistent measurement of operating
metrics. The initial diagnostic assessments
have been completed at all sites, with
opportunities identiﬁed either in the stage of
implementation or budgeted and planned for
implementation in 2017.
GROWTH AND IMPROVEMENT
The Convention de Base, an extension of
the stability agreement between AngloGold
Ashanti and the Guinean government on
Siguiri, was ratiﬁed by the government at the
beginning of 2017, following access to Area
1 mining zone which was secured mid-year
in 2016. The Hard Rock Combination Plant
Project, for the expansion and conversion of
the processing plant infrastructure will now
commence. This will facilitate the processing
of harder sulphide ore thereby extending
the mine life, lowering costs and increasing
production, while also improving exploration
potential in the area surrounding the mine.
Allied to the mine-life extension project capital
has also been approved for the construction of
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
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an owner- operated 39MW power plant, which
will secure the future power requirements of
the mine at lower power unit cost, and further
lower the unit costs for the mine.
The updated feasibility study for the mining
and treatment of sulphide ores at Sadiola,
expected to increase processing plant
throughput, lower costs and extend mine life,
has been completed with our joint venture
partner IAMGOLD. Further work on the project
is subject to requisite government approvals,
agreements and permits. Discussions are
currently underway with ministries of the
government of the Republic of Mali with a view
to expeditiously achieving these approvals.
Capital expenditure for this project is now
expected to be $410m, at 100%.
Geita has successfully transitioned to
underground mining the Star & Comet
mining area. The ﬁrst full year of underground
commercial production will be during 2017
and this will supplement production from
open-pit ore sources. Preparatory work to
access the Nyankanga underground Mineral
Resource has been completed and blasting
operations will begin in 2017. Permitting for
Nyankanga was obtained from the government
of Tanzania in early 2017. The long-term
strategy for Geita is to extend the mine’s life by
extracting the Mineral Resource utilising both
open-pit and underground mining methods.
In 2017, the plan is to also replace the mine’s
original 20-year-old power plant to ensure
reliable power supply.
At Iduapriem, plans are underway for an
extensive waste stripping campaign at the
Teberebie ore body to extend mine life,
increase production levels, and lower costs.
Major cutbacks commenced at blocks 7 and
8 pit in early 2017. In addition to the waste
mining plan, regulatory permits have been
obtained for exploratory work at the Nueng
pit and to explore for high-grade, low-strip
ratio ore bodies within the concession, with a
view to further drive costs down and improve
efﬁciencies and margins across the entire
operation. To improve plant recovery, the
current CIP leaching and adsorption circuit
conﬁguration is being modiﬁed to a hybrid
CIP circuit conﬁguration with commissioning
scheduled for the second quarter of 2017.
At Kibali, shaft sinking was completed to
a depth of 751.2m and the shaft has been
equipped. The focus over the latter part
of the year was on off-shaft underground
development. First ore from the shaft is
expected in the third quarter of 2017. At the
Ambarau hydropower plant, commissioning
commenced in early February 2017, with
ﬁrst power now rescheduled for the ﬁrst half
of 2017. The Azambi hydropower plant, the
third to be built at the mine, was about 10%
complete by the end of 2016 and on track
to be completed in 2018. This will provide
Kibali with 42MW hydropower capacity at
much reduced costs relative to thermal power.
Off shaft development of the crusher and
materials handling system was on track for
commissioning of ore in the latter part of 2017.
With the commissioning of ore production
from the shaft, this will bring an end to Kibali’s
initial project scope and capital. A new pit was
opened at Kombokolo, as mining progressed
at Pakaka and Mengu Hill. Plant modiﬁcations
to add four ﬁne- grinding mills and expand
the pump cell circuit are on schedule for
commissioning in the second quarter
of 2017.
CAPITAL EXPENDITURE
Capital expenditure for the region was lower
compared to 2015, with the reduction mainly
due to cessation of work on capital projects
at Obuasi and reduced spending at Kibali and
Geita as major projects approved in previous
years were completed and commissioned in
the current year. The year’s capital expenditure
at Geita included the purchase of a ﬂeet
of Caterpillar dump trucks for a scheduled
retirement of the existing ﬂeet which is nearing
the end of its useful economic life.
It is expected that capital expenditure in 2017
will increase as stripping of waste rock begins
from the Teberebie ore body to extend the
mine life at Iduapriem; construction of the
combination plant and associated power
plant at Siguiri; underground production is
ramped-up at Geita while the mine’s power
plant is replaced; and additional Ore Reserve
development is conducted ahead of a ramp-
up in underground production at Kibali.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
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R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
O B U A S I – A N U P D AT E
In early February 2016, the military contingent
that had provided security to Obuasi since March
2013, according to the terms of an agreement
between Ghana’s military and members of the
country’s Chamber of Mines, was withdrawn
from the site. No reason was given for the
withdrawal and Obuasi was the only operation
affected among dozens of other mines which
beneﬁt from this form of security. Shortly after the
withdrawal, the site was invaded by hundreds
of illegal miners who immediately began mining
activities in the northern part of the concession.
Police were unable to repel these miners, known
as Galamsey in Ghana.
Following the incursion of hundreds of illegal
miners inside the fenced area of the Obuasi
mine site, AngloGold Ashanti was forced to
declare force majeure and, in the interests
of safety, withdrew all employees performing
non-essential work on the site. However, we
continued with provision of critical services,
such as water pumping and treatment,
medical services and the provision of electricity
(including to some local communities).
During this incursion, AngloGold Ashanti
Ghana continued to lobby vigorously at all
levels of government for the authorities to
bring a peaceful end to the illegal occupation,
and restore the company’s rights as the lawful
and sole permit holder of the concession.
On 8 April 2016, AngloGold Ashanti
Ghana ﬁled a Request for Arbitration with
the International Centre for Settlement of
Investment Disputes (ICSID). The case was
registered on Monday, 2 May 2016. ICSID
is an international arbitration institution,
headquartered in Washington, D.C., which
facilitates dispute resolution between
international investors and host states. The
relevant authorities in Ghana, including the
Attorney General, were duly notiﬁed of the
commencement of proceedings.
In May 2016, the Ministry of Lands and
Natural Resources implemented the voluntary
process, which had commenced in November
2013, to surrender some 60% of the Obuasi
mine concession to the Government of
Ghana. It is anticipated that this relinquished
concession will provide an opportunity for
the Government/ Ministry of Lands and
Natural Resources to use the land as it sees
ﬁt, including to encourage a range of socio-
economic development activities in the Obuasi
region. The area covers about 273km
2
and
excludes the town of Obuasi, which lies on
land retained by AngloGold Ashanti Ghana.
A directive to clear the site of illegal mining
by 10 October 2016 was given by the
Minerals Commission which, along with a
multi-stakeholder committee it established,
prepared alternative sites – off the company
lease – for the miners to relocate to. At its
peak, an estimated 12,000 illegal miners
operated across the previously fenced-off
area of the site.
On 18 October 2016, the Security Task Force
took the ﬁrst concerted steps to restore safety
and security at the Obuasi concession. At
each step along the way, AngloGold Ashanti
Ghana petitioned authorities to ensure that the
process of clearing illegal mining activity from
the site should be done with the least amount
of force and with full deference to the Voluntary
Principles on Security and Human Rights.
As of 13 February 2017, all areas within the
fenced operational area had been cleared of
illegal miners, and all identiﬁed illegal mining
holes within the fence were closed. Following a
review of the safety, surface and underground
conditions, we notiﬁed the Ghanaian
authorities that the circumstances that led
to the declaration of force majeure no longer
existed and as such lifted the force majeure.
Work continues to completely remove illegal
mining activities within the Obuasi concession
area. Only once that process is complete, and
the feasibility study for the redevelopment of
the mine has been updated with the relevant
information, will the company be in a position
to outline its future plans for Obuasi. At the
time of publication, AngloGold Ashanti Ghana
was preparing a new Amendment to the
Programme of Mining Operations and a review
of all future options.
Picture:
Obuasi, Ghana
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R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
S U S TA I N A B I L I T Y P E R F O R M A N C E
SAFETY
The year in review saw a slight regression
in safety performance from the record
performance of 2015. The region equalled
its 2015 performance of 16 recordable
injuries during the year. However, due to a
4% reduction in the number of hours worked
across the region, there was a regression of
2% in the AIFR from 0.50 in 2015 to 0.51
in 2016. Notwithstanding this regression,
safety performance in the Continental Africa
region remains best-in-class with injury rates
improving approximately 80% since 2013.
Four of the 16 injuries were classiﬁed as LTIFR
of 0.13 injuries per million hours worked, which
compared favourably against the rate of 0.22
recorded for 2015.
Several safety initiatives aimed at continuous
improvement have been implemented
across the region. These include initiatives to
improve levels of engagement and our safety
conversations, training to build safety capacity
among our managers and workforce, and
actions aimed at better understanding the
hazards and risks in our workplaces. These
are augmented through the monitoring and
of corrective/preventive action (CAPA) closure
rates and focus on the management of
contractors working across the region.
Geita’s overall safety performance continued
to improve with the operation achieving an
AIFR of 0.39 injuries per million hours work
during 2016. This is an improvement of 17%
when compared to the rate of 0.47 recorded
at the end of 2015. Geita recorded zero lost-
time injuries during the year and has remained
fatality free since 2012. During April 2016,
Geita was declared the overall winner for the
mining sector of the Tanzanian Occupational
Safety and Health Authority (OHSA). This
award was in recognition of Geita’s high level
of safety and health in the workplace. During
2016, Geita successfully began underground
mining activities without any signiﬁcant
safety incidents.
During 2016, Siguiri in Guinea recorded only
a single recordable workplace incident ending
the year with an AIFR of 0.13 injuries per
million hours worked. This achievement equals
the operation’s record performance achieved
during 2015. In their efforts to entrench their
safety culture, Siguiri continues to focus on
delivery of their safety capacity building, and
workplace safety and health representative
training programmes.
Unfortunately, Iduapriem reﬂected a
regression in safety performance during
2016, recording two recordable occupational
injuries compared to the zero recorded
during the previous year. One of these
being a lost-time injury. Notwithstanding this
regression, safety performance at Iduapriem
remains in the 25th percentile across
AngloGold Ashanti and is among the best
performers in Ghana.
Iduapriem has remained fatality free for three
consecutive years, sustaining its focus on
the management of contractors and ensuring
that contractor activities conform to mine and
group safety requirements.
The safety culture at the operation is maintained
through regular safety stoppages during which
senior management facilitate a two-way safety
conversation with the workforce.
Obuasi in Ghana recorded only a single lost-
time injury during 2016. This performance
translates into an AIFR of 0.30, an
improvement of 77% when compared to 2015.
Sadiola in Mali recorded a marked regression
in the AIFR during 2016 recording six
workplace injuries during the year, compared
to two recorded during the previous year. This
translates into an AIFR of 1.56 injuries per
million hours worked, a regression of 206%
against the rate of 0.51 achieved for 2015. To
reverse this trend, various safety campaigns
and initiatives were implemented, including
a drive to eliminate vehicle-related incidents,
and initiatives to improve safety engagement
in the workplace.
At Yatela, two workplace injuries were
recorded during 2016. This compares
unfavourably with the single injury recorded
during the previous year. Given that Yatela
is currently in closure mode, the nature of
work has changed and management have
implemented campaigns to address the
changing risk proﬁle.
HEALTH
The region is challenged by both occupational
and community health issues ranging from
noise-induced hearing loss (NIHL) to endemic
and pandemic infectious diseases arising
in communities where AngloGold Ashanti
operates and include malaria, ebola and
cholera. Comprehensive programmes tailored
to reduce relevant potential occupational
hazard exposures are in place at all operational
sites to mitigate occupational and community
health risk accordingly.
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R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
There were no new cases of silicosis in the
region during 2016, while three NIHL cases
were diagnosed in the region during the
same period. Although signiﬁcant progress
has been made, the region continues with
integrated malaria control programmes, which
cover beyond our operational sites to include
local communities. These comprehensive
programmes, largely undertaken in partnership
with communities and local governments, have
illustrated beneﬁts for not only the company
but also for surrounding communities, and are
in support of the United Nations Sustainable
Development Goals. Some of the interventions
covered include awareness building, indoor
residual spraying of company and community
structures, chemoprophylaxis, early diagnosis
and effective disease management supported
by monitoring and evaluation. No new cases
of noise-induced hearing loss and silicosis
were reported at Geita, Iduapriem or Siguiri
during 2016.
While AngloGold Ashanti often plays a
lead role, these activities are undertaken in
close collaboration and in partnership with
communities, local government and health
authorities.
At Geita, site management continues to
manage the malaria risk through control
programmes that extend beyond our
operational sites to include local communities in
Geita town. Over and above these community-
based malaria programmes, Geita continues
to assist the local health authorities with
strengthening of generalised health systems.
These include building of an HIV/AIDS testing
centre in Geita, refurbishing parts of Geita
hospital as well as conducting awareness
programmes in cervical cancer and TB.
Although we continued to make progress,
malaria remains endemic. While our integrated
malaria control programmes, which include
our operational site and local communities in
and around Siguiri, continued to make good
progress; the recent Ebola outbreak took a toll
on the country’s health systems.
Guinea was thankfully declared Ebola-free
in June 2016 after an epidemic that lasted
over two years from 2014 to 2016. The risk
of resurgence in Guinea and its neighboring
countries however remains high requiring
heightened surveillance. Prevention and
control measures begun in 2014 continue
on site.
Picture:
Obuasi, Ghana
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R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
Although we continue to make progress,
malaria remains endemic in and around
Iduapriem in Ghana. Efforts to ﬁght malaria
have however ensured very low levels of
malaria. Incidences around or less than 1%
among employees and contractors were
observed in 2016.
In Mali, the principal occupational health
concern is NIHL with three cases reported
through 2016. Efforts to reduce occupational
exposure are underway to address causes of
this. AngloGold Ashanti continues to provide
an integrated malaria programme on the site
and to surrounding communities. This has
helped to keep malaria incidence under 1%
among employees and contractors.
ENVIRONMENT
For the ﬁrst time ever, there were no reportable
environmental incidents in the region in
2016. All the operating mines retained their
ISO 14001 certiﬁcation but Obuasi mine’s
ISO 14001 certiﬁcation has been suspended
as the certiﬁcation body could not conduct
the 2016 surveillance audit as a result of the
security situation at the mine. Geita Gold Mine
has been certiﬁed in full compliance with the
International Cyanide Management Code
meaning that all sites in CAR are now cyanide
code certiﬁed.
Geita: The mine received environmental
authorisation for the Star & Comet
underground mining project, from the
National Environmental Management
Council (NEMC). This was followed by the
submission of the environmental impact
statement for the Nyankanga and Geita
Hill underground project as well as the
new power plant which was subsequently
approved in January 2017. Approval was
received from Lake Victoria Basin Water
Board (LVBWB) for water pumping from
Matandani pit to Kukuluma pit as part of
the refractory ore project. The board also
approved the modiﬁcation of the Nyankanga
Diversion Channel and issued a water
discharge permit from dormant Lone Cone
pit as part of Nyankanga open-pit cut back.
Guinea: The environmental impact notice
for the Siguiri combination plant project was
approved by the national environmental
agency, and subsequently the environmental
permit for the project was issued, subject to
review in November 2017. The completion
of the construction of the return water dam
resulted in stoppage of water abstraction from
Tinkisso River, thus reducing the amount of
fresh water abstracted, maximizing recycling
and eliminating the risk of contaminated water
discharge to the environment.
Iduapriem: An environmental permit for
exploration activities in the Nueng Forest
Reserve adjacent to the mine was issued
by the Environmental Protection Authority
(EPA). The mine also received EPA exploration
permits for Block 1 and Mile 5 as well as
the mining operating permit for Iduapriem,
Teberebie and Ajopa concessions from
Minerals Commission.
Obuasi: The environmental applications and
scoping reports, ﬁrstly, on the redevelopment
of Obuasi and, secondly, on the tailings
and water infrastructure project were
completed and submitted to the EPA. The
EPA gave approval for the mine to begin the
environmental impact assessment process for
these two projects.
Sadiola and Yatela: The environmental
permit for the FN satellite pits was received
from the national environmental authorities.
The environmental and social impact
assessment (ESIA) work for the Sadiola
Sulphides Project (SSP) began at the
beginning of September and was completed
and submitted to the Malian Government as
part of the environmental permit application
in December.
SECURITY
During the reporting period Security focused
on an integrated approach with other
sustainability disciplines to enable effective
management of complex challenges and the
implementation of the security ﬁve-point plan
with active community involvement, which
focusses on strengthening and sustaining
relationships with communities, public security,
relevant governmental agencies and security at
sites, with the ultimate aim of removing people
from risk. The Voluntary Principles on Security
and Human Rights (VPSHR) remains a key
driver for our security management practices.
HUMAN RIGHTS
In 2015 we reported that our human rights due
diligence (HRDD) standard was in development
and scheduled for implementation in 2016.
The due diligence standard considers human
rights risks throughout the lifecycle of our
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operations. Assessments are done at the
prefeasibility stage, and risks are continuously
identiﬁed and mitigated throughout the
operation’s life. Assessments also consider a
number of aspects unique to each operation
such as the geographical location and country
risk; the risks which AngloGold Ashanti may
inadvertently cause or contribute to; and the
potential and actual impacts.
During the ﬁrst quarter of 2016, the HRDD
standard was approved by the executive
committee of AngloGold Ashanti and
implementation commenced. Much of the
implementation process was geared towards
building internal awareness and understanding
of where the company’s activities may have
the potential to intersect with or infringe upon
human rights. This also included preventing
or mitigating potential impacts, or remediating
impacts that have occurred.
At Geita in Tanzania, we initiated a pilot
for the HRDD process late in 2015. We
used a toolkit developed internally in the
organisation to assess compliance with
the various HRDD aspects of the standard.
The pilot was concluded during the ﬁrst
quarter of 2016 and, based on its ﬁndings,
was extended to all other operations in
the company. Operations are required to
conduct self-assessments by the ﬁrst half of
2017, which will be followed by veriﬁcation
of the results by our group internal audit and
corporate functions. Human Rights Working
Group (HRWG) was established to monitor
implementation of the human rights framework.
In 2015 we reported that human rights
ambassador training had been completed at
Geita and that we were in the development
phase of training. Human rights training
was prioritised for all operating sites in
2016, and processes have been initiated to
raise awareness through either induction,
refresher and or classroom based training.
Formal reporting of training statistics will
begin in 2017.
COMMUNITIES
The Geita Economic Development
Programme, which was launched in 2015,
has created over 950 direct and indirect
jobs for the communities surrounding Geita.
The Magogo SME Centre, housing some of
the small and medium enterprise projects,
namely brick-making, tailoring, embroidery,
fabrication and welding, was completed in
December 2016.
Furthermore, Geita continued its support of
the rice and sunﬂower agricultural projects
and secured approximately 310 acres of
arable land from Geita Town and the District
Council for the upscaling of the projects.
Entrepreneurial training and high-quality seeds
were provided to the beneﬁciaries which saw
the yield in rice (paddy) production increase
threefold. A rice storage facility and oil
processing plant will be constructed in 2017
once the value chain analysis and markets
have been secured to ensure sustainability of
the projects.
After extensive consultation with the local
and districts governments of Geita, Geita has
started construction of a 3.7km tarmac road
connecting the mine and Geita Town. The
tarring of the road will signiﬁcantly increase
the safety and health of the community by
eliminating dust.
Resettlement
As part of our social licence to operate, we
endeavour to uphold our company values
while ensuring that our land resettlement
standards and procedures are followed at
all our operations, prior to commencing and
during our mining activities.
In Guinea, the construction of replacement
houses for the affected community of Area
1 in Kintinian was initiated in the ﬁrst half of
2016 and all houses were completed and
ready for occupation by November 2016. The
new relocation site includes a Franco-Arab
and a French school which were completed
at the end of 2016, a stadium, a mosque,
taxi rank, health post, and a primary school,
all except for the stadium and a primary
school did not exist in the relocated Area 1.
As at end of February 2017, 80% of the 218
houses had been occupied by the owners.
The mine has received positive feedback on
the quality and standard of the houses from
both the community and government.
An economic development programme,
including among others rice farming, cashew
plantations and processing, fruit tree plantations
and processing, has been initiated for the
beneﬁt of people affected by the area 1 project
as well as the broader Siguiri community.
As at December 2016, 47 households had
taken occupation of their new houses at
Mankessim in the resettlement process
underway near Iduapriem. Engagement with
the remaining 21 households continues as they
require additional alterations to their houses.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
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Community water infrastructure
Sadiola, in partnership with the Sadiola
municipality and technical services in Kayes,
launched an initiative to supply potable water
to communities. The water-piping distribution
network in four villages surrounding Sadiola
and Yatela was completed in December 2016,
with a water reservoir, a borehole pumping
system with solar panels.
Artisanal and small-scale mining
Geita: In 2016, Geita continued to
experience a high number of intrusions by
trespassers and illegal miners, including
several from outside local communities.
As local authorities and traditional leaders
have no inﬂuence over these people, current
efforts to curb negative impacts have been
ineffective. Their presence has regrettably
led to incidents of community fatalities and
injuries during illegal mining activities, which
remain a concern for us.
Mine security personnel are monitoring
the concession while engaging with the
community and local and national authorities
to ﬁnd an amicable solution.
As a strategy to mitigate the impact of
Artisanal Small-scale Mining (ASM) activities on
particularly vulnerable groups, namely women
and children, Geita mine has designed two
projects comprising 15 formerly ASM women
who will undergo training to eventually run the
Magogo socio-economic center’s canteen
and a further 54 who will participate in a soap
making project.
Sadiola and Yatela: In Mali, mining
companies’ representatives hold weekly
meetings to discuss the impact of ASM and to
work closely with the Government to mitigate
the impact. There has been an increase in the
use of chemicals by ASMs operating next to
our Sadiola and Yatela operations. In addition
to the partnership approaches to manage
ASMs, the operations conduct joint community
and security site visits and sensitisation
campaigns regarding avoidance of mining
active zones.
Iduapriem: The site intensiﬁed its monitoring
programme, targeting areas that were
considered to be hotspots as a result
of which, there has been a noticeable
reduction in ASM activities within the
concession. Speciﬁcally, the number of
children in galamsey (illegal miners) activities
have reduced signiﬁcantly during the year.
Iduapriem also beneﬁted from the national
government’s efforts, through a special
task force, to remove alluvial illegal mining
activities across Ghana.
Siguiri: On the 6 February 2017, the
President of Guinea launched an ASM
formalisation programme in the country
which has seen thousands of artisanal
miners supporting the project. As the Siguiri
mine, we have pledged our support to the
Government and a pilot formalisation project
will be initiated at Siguiri once a framework
has been ﬁnalised by the Government.
Closure
Our approach to closure is focused on
strengthening integration from exploration stage
through to post-closure considerations, taking
into account the impact our mining could have.
Our Yatela mine in Mali is the only operation
that AngloGold Ashanti has under active
closure. During 2016 we speciﬁcally focused
on, amongst others, land use and rehabilitation
and the mine’s closure management. For more
information on this closure, refer to the
<SDR>
.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
C o n t i n t e n t a l A f r i c a
Picture:
Artisanal mining in the vicinity of Geita, Tanzania
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Shareholder information

A n g l o G o l d A s h a n t i ’s o p e r a t i o n s i n
t h e A u s t r a l a s i a n r e g i o n , S u n r i s e
D a m a n d Tr o p i c a n a , a r e l o c a t e d i n
t h e n o r t h e a s t e r n g o l d f i e l d s o f t h e
s t a t e o f We s t e r n A u s t r a l i a .
Sunrise Dam
, wholly-owned by AngloGold
Ashanti, is situated 220km north-east of
Kalgoorlie and 55km south of Laverton. Gold
production commenced at Sunrise Dam in
1997. Underground mining, carried out by a
contract mining company, is now the primary
source of ore for the operation, following
the completion of mining the Crown Pillar at
the base of the 490m deep pit in 2014. The
processing plant, comprising conventional
gravity and carbon-in-leach (CIL) circuits, is
owner-managed.
Tropicana
, a joint venture between
AngloGold Ashanti (70% and manager) and
Independence Group NL (30%), is located
200km east of Sunrise Dam and 330km
east-northeast of Kalgoorlie. The operation
began gold production in September 2013
following development approval in November
2010. The open-pit operation features a large-
scale, modern processing plant which uses
conventional CIL technology and includes
higher-pressure grinding rolls for energy-
efﬁcient comminution. Mining is carried out by
a contract mining company and the plant is
owner-managed.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A u s t r a l a s i a
CONTRIBUTION TO
GROUP PRODUCTION
•
Australasia
14
•
Rest of AngloGold
Ashanti
86
%
CONTRIBUTION TO
REGIONAL PRODUCTION
•
Sunrise Dam
44
•
Tropicana
56
%
Picture:
Tropicana, Australia
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MAP
AUSTRALASIA
OPERATIONS
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

KEY STATISTICS
Units
2016
2015
2014
Operational performance
Tonnes treated/milled Mt 8.9 8.2 7.8
Pay limit oz/t 0.06 0.06 0.07
g/t 1.86 1.85 2.29
Recovered grade oz/t
0.058
0.068 0.078
g/t 1.82 2.12 2.43
Gold production (attributable) 000oz 520 560 620
Total cash costs $/oz 793 702 804
Total production costs $/oz 1,056 919 1,070
All-in sustaining costs
(1)
$/oz 1,067 875 986
Capital expenditure (attributable) $m 109 78 91
Productivity oz/TEC 46.81 55.84 62.00
Safety
Number of fatalities 0 0 0
AIFR per million hours worked 9.49 8.56 10.73
People
Average no. of employees: total 925 836 832
– Permanent employees 211 195 194
– Contractors 714 641 638
Training and development expenditure $m
1
1 1
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A u s t r a l a s i a
See footnotes overleaf
PRODUCTION
(000oz)
258
342
620
560
520
12
13
14
15
16
PRODUCTIVITY
(oz/TEC)
43.46
49.64
62.00
55.84
46.81
12
13
14
15
16
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Units
2016
2015
2014
Environment
Total water consumption ML 7,577 6,648 6,749
Total water use per tonne treated kL/t 0.691 0.662 0.708
Total energy usage PJ 5.62 5.14 5.52
Total energy usage per tonne treated GJ/t
0.51
0.51 0.58
Total GHG emissions 000t CO
2
e 336 336 359
Total GHG emissions per tonne treated t CO
2
e/t 0.031 0.034 0.037
Cyanide used t 4,696 4,130 4,398
No. of reportable environmental incidents 0 0 0
Total rehabilitation liabilities: $m 71 61 66
– restoration $m 42 32 32
– decommissioning $m 29 29 34
Community and government
Community expenditure $m 0.6 0.3 0.2
Payments to government $m 84 42 67
– Taxation $m 41 2 8
– Withholding tax (royalties, etc.) $m 16 16 19
– Employee taxes and other contributions $m 27 24 40
(1)
Excludes stockpile write-offs.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A u s t r a l a s i a
KEY STATISTICS
(continued)
AIFR
(per million hours worked)
6.33
7.91
10.73
8.56
9.49
12
13
14
15
16
TOTAL CASH COSTS AND
ALL-IN SUSTAINING COSTS
($/oz)
1,211
1,680
1,047
1,376
804
986
Total cash costs
All-in sustaining costs
702
875
793
1,067
12
12
13
13
14
14
15
15
16
16
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O P E R AT I O N A L P E R F O R M A N C E
PRODUCTION
A planned decrease in head grades at
Tropicana impacted the region’s total
production for the year, which although
within plan, ended lower than the previous
year. Sunrise Dam however delivered a 5%
improvement in output year-on-year, largely
due to increased mill throughput and improved
head grades.
At Sunrise Dam, mining transitioned from
the GQ ore body into the Vogue ore body
during the year, with the Dolly and Cosmo ore
bodies also contributing signiﬁcant mill feed.
Underground ore was the primary source of
mill feed and underground ore mined of 2.8Mt
was higher than in 2015. Underground ore is
blended with intermediate grade of 1.45g/t
stockpiled ore (accumulated during open pit
mining) to meet the processing plant capacity,
which reached 4Mt in 2016.
Underground ore production continued
to improve, achieving a record annualised
rate of 3.3Mtpa in the last quarter of 2016
as the large 800,000t Dolly stope was
brought into full production. This reﬂects
the steady improvement in productivity in
the underground mine with the shift to bulk
mining methods.
Tropicana again achieved the annual plan
given at the start of the mine for 2016,
producing a total of 417,000oz, of which
292,000oz are attributable to AngloGold
Ashanti. As stated, gold production was lower
than in 2015 due to the planned decrease
in the average head grade for the year from
2.75g/t to 2.10g/t. This is consistent with
the grade streaming strategy that involved
preferential treatment of higher grades in the
ﬁrst years of the mine’s production, gradually
declining to the life-of-mine head grade of
approximately 2.0 g/t. During this period, low
and medium grade ore was stockpiled.
The lower grades mined in 2016 were partially
offset by an increase, to 6.9Mt (2015: 6.2Mt) of
throughput in the processing plant as the plant
optimisation project was completed towards
year end. This project, which was introduced
as a strategy to address the planned decline
in production following the end of grade
streaming, has successfully lifted design
throughput capacity of the processing plant
to 7.5Mtpa. Metallurgical recoveries remained
steady at approximately 89%, and mine-to-
mill reconciliation, for both tonnes and grades,
continued to align extremely well. Mining was
carried out in the Tropicana, Havana and
Boston Shaker pits during the year.
COSTS
The all-in sustaining cost for the region
increased due to a stronger Australian
dollar against the US dollar, planned lower
production at Tropicana and increased
mining spend at Sunrise Dam, where a
third jumbo was added to the ﬂeet to set
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A u s t r a l a s i a
Picture:
Sunrise Dam, Australia
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R E G I O N A L R E V I E W S
( C O N T I N U E D )
A u s t r a l a s i a
up new mining areas and carry out decline
development, as well as contributing to the
additional ore tonnes mined. ‘Operational
excellence’ initiatives resulted in signiﬁcant
productivity improvements and a reduction
in mining unit costs. This work will continue
in 2017. Additionally, in the last quarter of
2016, a Caterpillar 6060, 600t class shovel
was introduced to the open pit mining ﬂeet
at Tropicana to increase mining rates to an
annualised rate of 80Mtpa and to better match
the higher throughput requirements of the
processing plant.
GROWTH AND IMPROVEMENT
Throughout 2016 a study has been carried out
on a recovery enhancement project at Sunrise
Dam. The presence of moderate levels of
refractory sulphide ores has led to recoveries
averaging around 85% over the mine’s 19-year
life. To date, the study work indicates that a
signiﬁcant improvement in recovery can be
achieved through the addition of a ﬂotation/
ultra-ﬁne grind circuit. The study is scheduled
for completion in the ﬁrst quarter of 2017 when
approval for the project will be sought.
Work is also continuing on a materials handling
system to underpin the long-term viability of
the underground mine. This project involves
underground crushing and conveyor haulage
of ore to the surface run-of-mine pad. Should
it prove viable, it will reduce material rehandling
and truck haulage costs, enabling the full
potential of the ore body to be unlocked
by lowering cut-off grades and maximising
production rates.
At Tropicana the higher mining and throughput
rates, introduced in late 2016, will enable the
resumption of grade streaming from mid-2017 for
at least two years. This is expected to increase
production to between 450,000-490,000oz
(at 100%) from the second half of 2017.
Work is continuing on the Long Island study,
which is investigating large cutbacks to the
pits utilising low-cost mining options. These
include strip mining of the depth extensions to
the Tropicana mineralised system and using
the completed Tropicana pit as a void into
which waste will be backﬁlled. The proposed
backﬁlling of the Tropicana pit, in conjunction
with strip mining, is expected to reduce the
cost of mining waste signiﬁcantly by introducing
short horizontal hauls instead of the long uphill
hauls out of the pit to surface waste dumps that
would be required by conventional mining.
It is anticipated that the study will be
completed in mid-2017. If the mining method
is implemented, the initial Long Island cutback
would begin in 2019 when the Tropicana pit
has been mined to its full depth. An extensive
161,000m programme of reverse circulation
and diamond drilling was carried out in 2015
and 2016, resulting in a 45% increase in the
mine’s Ore Reserve and a 27%, or 1.73Moz,
increase in the Mineral Resource, as at 31
December 2016. The increase in the Mineral
Resource was achieved largely through
signiﬁcant additions in the Havana South and
Boston Shaker zones following application of
the Long Island mining methods and costs,
and through an increase to the underground
Mineral Resource along the entire strike length
of the Tropicana mineralised system. Further
increases are anticipated in 2017, depending
on the outcome of the Long Island study.
Towards the end of 2016, AngloGold Ashanti
entered into a farm-in agreement with Saracen
Mineral Holdings Ltd to earn up to 70% in
Saracen’s Carosue Dam North tenements.
The joint venture encompasses two tenement
packages, Butcher Well and Lake Carey,
covering 339.56km
2
, approximately 120km to
the north of Saracen’s Carosue Dam project.
Field work, including the ﬁrst phase of drilling
at Butcher Well, will begin in the ﬁrst quarter
of 2017.
CAPITAL EXPENDITURE
Overall, capital expenditure in the region
increased, primarily due to increased waste
stripping in the Tropicana 2 cutback. Also at
Tropicana, the processing plant optimisation
project was successfully completed during
the year.
At Sunrise Dam, capitalised mining spend
increased in 2016 with the addition of an
extra jumbo, which commenced operating on
site in June, increasing the mining ﬂeet from
two to three jumbos. The jumbo will open up
new mining areas and is focused initially on
capitalised decline development.
Stay-in-business capital spend at Sunrise
Dam is expected to rise in 2017 with the
construction of the ﬂotation and ultra-ﬁne grind
circuit to improve gold recovery.
S U S TA I N A B I L I T Y P E R F O R M A N C E
SAFETY
In line with AngloGold Ashanti’s prioritisation
of major hazard management, a set of major
hazard standards were developed. While
various critical control monitoring systems are
in place across the company, a system for
common application is being piloted at Sunrise
Dam. The region’s safety performance remains
strong. Again there were no fatalities during the
year, while the AIFR was 7.49 per million hours
worked. The severity rate, a measure of time
lost due to injury, is very low at both operations
indicating the minor nature of the injuries.
HEALTH
The Australasia region rolled out mental
health training for supervisors and managers
during 2016. This training was designed to
reduce stigma surrounding mental health and
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R E G I O N A L R E V I E W S
( C O N T I N U E D )
A u s t r a l a s i a
to provide supervisors and managers with
knowledge and tools to help them proactively
address issues before they become signiﬁcant
problems. Further mental health training,
which is delivered by the company’s Employee
Assistance Programme provider, will be
delivered in 2017. The Australasian operations
were free of occupational disease for the year.
The company provides equitable medical
insurance cover for all employees.
EMPLOYEES AND LABOUR RELATIONS
By the end of 2016 more than 90% of
AngloGold Ashanti Australia (AGAA) employees
had completed a tailored training programme
entitled Fairness@AGAA, which uses the
company’s values as a guide to leadership
behaviour. This programme incorporates
hands-on exercises and real-life case studies
to help participants understand unlawful
discrimination, harassment and workplace
bullying. These concepts are explained in terms
of current legislation as well as AGAA’s Fairness
in Employment Policy and Grievance Process.
The programme is aligned with best practice
in relation to the Australian equal employment
opportunity legislation and it has been positively
received and continues to be rolled out for
new employees and the employees of the
company’s major contractors.
AngloGold Ashanti continues to support
the Women in Mining of Western Australia
mentoring programme, with employees
participating both as mentors and mentees.
COMMUNITIES
AngloGold Ashanti Australia’s community
engagement strategy is focused on the
communities that are considered local to
its operations in Western Australia’s North
Eastern Goldﬁelds, including the towns of
Laverton and Kalgoorlie-Boulder and the
remote Tjuntjuntjara Aboriginal Community
east of Tropicana.
A signiﬁcant portion of the community social
investment in the region is directed towards
education and youth and, in 2016, the
company built upon its long-standing support
for the youth academies that operate at
the high schools in the Goldﬁelds: Clontarf
Goldﬁelds Academy, the Girls Academy
run within Role Models and Young Leaders
Australia and the Graham (Polly) Farmer
Foundation’s Follow the Dream/Partnerships
for Success Programme.
A pilot Transition-from-School-to-Work
Programme developed in partnership with
the Clontarf Goldﬁelds Academy and Triodia
Tropicana, an Aboriginal-owned contractor at
the Tropicana mine, generated encouraging
results and will be expanded in 2017. The
programme provides a supportive environment
in which to experience ﬂy-in, ﬂy-out work away
from home at a mine site. Broader career
guidance and work experience is provided
to students from all three academies through
mine tours and interaction with AngloGold
Ashanti staff.
Picture:
Tropicana, Australia
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R E G I O N A L R E V I E W S
( C O N T I N U E D )
A u s t r a l a s i a
The company also supports and facilitates
programmes in Kalgoorlie-Boulder and
Laverton that are designed to remove
barriers to employment, including the Keys
for Life Driver Training Programme, which
helps young people to gain a driver’s licence
and a range of life skills. In Laverton this
programme is delivered by the Laverton
Leonora Cross Cultural Association (LLCCA) of
which the company is a founding member. A
collaborative partnership between local mining
companies, Aboriginal organisations and
government agencies, the LLCCA delivers a
range of programmes and activities for youth,
adults and children. It also provides community
meeting facilities along with an art gallery for
the sale of artwork produced by local people.
Other initiatives supported by AngloGold
Ashanti Australia in 2016 included the
Tjuntjuntjara Rangers Programme to train
women rangers from the Tjuntjuntjara
community in native ﬂora seed collection and
seed quality control. This training will enable
development of a seed collection business that
will provide seeds for rehabilitation purposes.
ENVIRONMENT
Energy management and
responsible stewardship
The gas pipeline project was completed
in December 2015. Electrical power at the
Australian operations is now generated by
on-site power stations using predominantly
natural gas delivered by the Eastern
Goldﬁelds Pipeline. Gas delivery during
2016 was uninterrupted and all performance
expectations were met. A small number of
diesel units remained at each site to provide
peak load capability and emergency back-
up power for critical systems should gas
supply be interrupted. A number of the
Operational Excellence initiatives launched in
the region have improved energy efﬁciency,
including optimisation of compressed air,
oxygen generation and distribution systems,
installation of LED lighting, use of solar
powered remote pumping equipment, and
the introduction of priority road rules (PRR) in
the open pit at Tropicana. Under PRR, stop
signs were removed from haulage circuits and
right-of-way authority assigned to different
classes of vehicles. Emergency vehicles take
priority followed by production equipment,
including haul trucks, then working machines
and ﬁnally light vehicles. This has enabled free
ﬂow of trafﬁc, signiﬁcantly reducing haul truck
fuel consumption and improving load and
haul productivity.
Climate change
In Australia, the government introduced the
carbon emissions safeguard mechanism,
aimed at limiting future growth in GHG
emissions. After setting baseline emission
thresholds, the safeguard mechanism requires
that companies submit carbon credits or
pay penalties for excess emissions. Sunrise
Dam applied using its baseline emissions in
accordance with the regulatory scheme’s
default mechanism. Tropicana will apply for a
baseline emission level using the alternative
calculated baseline method during 2017.
Water
At Tropicana in Australia, hypersaline water
mounding beneath the TSF caused the water
table to rise and posed a risk to deep-rooting
native ﬂora. Several water recovery boreholes
were installed to lower the water table,
successfully mitigating the risk.
Biodiversity
In Australia, the Great Victoria Desert
Biodiversity Trust (GVDBT) was established
by the Tropicana Joint Venture (AngloGold
Ashanti 70% and manager, Independence
Group NL 30%) as part of its offset strategy
for Tropicana under the Federal Environmental
Protection and Conservation Act 1999. The
Trust made good progress in 2016 with a
series of workshops in Kalgoorlie-Boulder
to progress the Adaptive Management
Partnership (AMP) and more clearly deﬁne
its role over time with the involvement of
the traditional owners of the area and other
parties. The AMP represents a coordinated
approach to implementing adaptive
management in the Great Victoria Desert
by combining the philosophies and tools
of landscape-scale management (Open
Standards for the Practice of Conservation)
and collective action (Collective Impact). The
workshops were designed to reach a shared
agreement on the key assets, threats and
strategies to guide work to deliver a healthy
Great Victoria Desert. This work included
a focus on achieving better outcomes for
endangered species, the Malleefowl and
Sandhill Dunnart; improving biodiversity;
reducing large destructive ﬁres across the
region; and empowering traditional owners
with the skills and training.
Integrated closure planning
Given the shorter life open pit operations in
Australasia region, as well as rising community
expectations and increased external scrutiny,
integrated closure planning and implementation
is a focus at our mines in Australia. Mine
closure plans at both mines will be updated
through 2017 and 2018 to meet regulatory
requirements. A gap analysis comparing these
plans to the group’s Closure Standard will be
carried out in 2017, and a total cost of closure
will be developed for each site for strategic
planning and for long-term scenarios.
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A n g l o G o l d A s h a n t i h a s t h r e e
m i n i n g o p e r a t i o n s – f e a t u r i n g
o p e n p i t a n d u n d e r g r o u n d m i n i n g
– i n i t s A m e r i c a s r e g i o n . I n
a d d i t i o n , a n a c t i v e g r e e n f i e l d s
e x p l o r a t i o n p r o g r a m m e i s
u n d e r w a y i n C o l o m b i a .
A R G E N T I N A
Cerro Vanguardia
, in which AngloGold
Ashanti has a 92.5% stake, is the company’s
sole operation in Argentina. Fomicruz, a state
company operating in the province of Santa
Cruz, owns the remaining 7.5%. Located to
the northwest of Puerto San Julián, in the
province of Santa Cruz, Cerro Vanguardia
operates multiple small open pits with high
stripping ratios and multiple narrow vein
underground mines. The metallurgical plant
has a daily capacity of 3,000t and includes a
cyanide recovery facility.
B R A Z I L
AngloGold Ashanti Córrego do Sítio
Mineração
(AGA Mineração), which is wholly
owned, comprises two operational units
located in the state of Minas Gerais, close to
the city of Belo Horizonte:
•
The Cuiabá complex includes the Cuiabá
and Lamego mines and the Cuiabá and
Queiroz plant complexes. Cuiabá has been
in operation for over 30 years while Lamego,
an underground mine, has been in operation
for seven years. The Cuiabá complex has
changed from cut-and-ﬁll to sub-level
stoping, increasing the contribution from
narrow vein ore bodies from 15% to 40% of
the mine’s total production and improving
rock engineering controls (support, design
and monitoring). Ore from the Cuiabá and
Lamego mines is processed at the Cuiabá
gold plant. The concentrate produced is
transported 15km by aerial ropeway to the
Queiroz plant for processing and reﬁning.
Total annual capacity of the complete
Cuiabá circuit is 1.75Mt. The Queiroz
hydrometallurgical plant also produces
around 200,000t of sulphuric acid as a by-
product, which is sold commercially in local
Brazilian markets.
•
Córrego do Sítio, in operation since 1989,
consists of three operations, one oxide open
pit mine and two sulphide underground
mines, the ore from which is treated by
heap leach and at a pressure leaching
plant respectively. The sub-level stoping
mining method is used underground. The
distance from the main underground mine
(Mina I) to the metallurgical plant is around
15km. Annual plant capacity is 1.1Mt. Gold
production from both operations is reﬁned at
the Queiroz plant (141km from the plant).
Serra Grande
, wholly owned by AngloGold
Ashanti, is located in central Brazil in the state
of Goiás, about 5km from the city of Crixás.
It comprises two mechanised underground
mines: Mina III (ore body IV) and Mina Nova
(Pequizão ore body) – and an open pit (open
pit ore body V). One dedicated metallurgical
plant treats all ore mined. Annual plant
capacity is 1.3Mt. A new area, Palmeiras, is
undergoing drilling campaigns to enhance
production levels.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A m e r i c a s
CONTRIBUTION TO
GROUP PRODUCTION
•
Americas
23
•
Rest of AngloGold
Ashanti
77
%
CONTRIBUTION TO
REGIONAL PRODUCTION
•
Argentina
34
•
Brazil
66
%
Picture:
Cerro Vanguardia, Argentina
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MAP
AMERICAS
OPERATIONS
Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

KEY STATISTICS
Units
2016
2015
2014
Operational performance
(1)
Tonnes treated/milled
Mt 7.0 7.0 6.8
Pay limit
oz/t 0.100 0.098 0.092
g/t 3.421 3.351 3.152
Recovered grade
oz/t 0.106 0.108 0.104
g/t 3.64 3.71 3.58
Gold production (attributable)
000oz 820 948 996
– Continuing operations 000oz
820
831 785
– Discontinued operations 000oz – 117 211
Silver (attributable) Moz 4.9 4.4 3.1
Total cash costs $/oz 578 576 676
Total production costs $/oz 909 845 918
All-in sustaining costs
(2)
$/oz 875 792 974
Capital expenditure (100% basis)
$m 225 196 225
– Attributable (including Colombia)
$m 221 191 221
– Attributable (excluding Colombia) $m 220 184 219
Productivity
oz/TEC 13.98 15.05 14.38
Safety
Number of fatalities
1 1 2
AIFR per million hours worked
3.96
5.61 3.79
People
Average no. of employees: total
(3)
8,126 7,679 8,588
– Permanent employees
5,653 5,492 5,944
– Contractors
2,473
2,187 2,644
Training and development expenditure (excluding Colombia) $m
2 2 2
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A m e r i c a s
See footnotes overleaf
PRODUCTION FROM
CONTINUING AND
DISCONTINUED OPERATIONS
(000oz)
953
1,001
996
948
820
12
13
14
15
16
PRODUCTIVITY
(oz/TEC)
14.72
14.25
14.38
15.05
13.98
12
13
14
15
16
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Units
2016
2015
2014
Environment (excludes Colombia)
Total water consumption
ML 8,067 10,839 12,170
Total water use per tonne treated
kL/t 1.115 0.588 0.462
Energy usage
PJ 3.94 4.86 6.05
Total energy usage per tonne treated GJ/t 0.54 0.26 0.23
Total greenhouse gas (GHG) emissions
(4)
000t CO
2
e 180 172 168
Total GHG emissions per tonne treated
t CO
2
e/t 0.025 0.020 0.017
Cyanide used
t 2,333 5,044 6,428
No. of reportable environmental incidents 1 1 0
Total rehabilitation liabilities (includes Colombia): $m 149 138 273
– restoration $m 108 100 222
– decommissioning $m 41 38 51
Community and government (includes Colombia)
Community expenditure
$m 9 4 4
Payments to government
$m 237 235 261
– Dividends
$m 6 3 –
– Taxation
$m 80 57 69
– Withholding tax (royalties, etc.)
$m 50 48 38
– Other indirect taxes and duties
$m 7 8 8
– Employee taxes and other contributions
$m 71 82 97
– Property tax
$m 3 3 2
– Other
$m 20 34 47
(1)
Operational performance data for the Americas region is for the continuing operations (excludes CC&V which was sold effective 3 August 2015), unless otherwise stated.
(2)
Excludes stockpile write-offs.
(3)
100% basis and excluding Colombia and Denver regional ofﬁce.
(4)
Reserved for 2014 and 2015 owing to error in source date.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A m e r i c a s
KEY STATISTICS
(continued)
AIFR
(per million hours worked)
5.20
4.74
3.79
5.61
3.96
12
13
14
15
16
TOTAL CASH COSTS AND
ALL-IN SUSTAINING COSTS
($/oz)
680
1,099
653
1,011
676
974
Total cash costs
All-in sustaining costs
576
792
578
875
12
12
13
13
14
14
15
15
16
16
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O P E R AT I O N A L P E R F O R M A N C E
PRODUCTION
Production from the Americas region declined
in 2016, due to lower output from the
Brazilian operations.
AGA Mineração was affected by delayed
access to certain high-grade stopes early in
the year, a deﬁcit in secondary development,
ongoing geotechnical and support challenges,
licensing delays and geological modelling
issues. Production was also impacted by a
fatal accident in late September.
The strategic mine plan has been amended and is
expected to help the operations deliver improved
performance going forward. The revised mine plan
comprises the treatment of additional ore from
lower-grade zones, with higher tonnages helping
to offset the lower grades.
At Córrego do Sítio, despite a 2% increase
in tonnages treated from both the oxide and
sulphide operations, overall production was
impacted by reduced grades from the main
underground ore body, a deﬁcit in secondary
development and a longer-than-planned
stoping cycle.
At Serra Grande, delays in the award of
permits required for the Corpo Sul open pit,
along with geotechnical challenges affecting
the ramp to access high-grade areas at
underground Mina Nova in the Pequizão ore
body, had a negative impact on operations.
Cerro Vanguardia delivered an increase in
production, achieving the highest level in
17 years, due to an increase in tonnes treated
at the plant together with operational and
metallurgical improvements. This positive
performance was partially offset by lower
grades mined, owing to variability in the
mining model.
COSTS
As the region continued to focus on cost
management and production improvements
resulting from the Project 500 efﬁciency
programme, total cash costs remained
virtually unchanged. This was achieved
despite lower production and signiﬁcant
inﬂationary pressures, including annual salary
increases. In Brazil, all-in sustaining costs
were mainly affected by higher sustaining
capital expenditure.
In Argentina, total cash costs were 10%
lower, aided by higher by-product income
from silver production, higher volumes, and
the weaker local currency. Costs were also
favourably impacted by the reimbursement
by the government of Argentina relating to
exports through Patagonian ports. Cost
management initiatives at Cerro Vanguardia
resulted in savings derived from higher mill
throughput and silver recovery; reduced use
of consumables; negotiated price reductions
for key inputs such as ammonium nitrate,
grinding media; gold reﬁning services; cost
reductions in open pit mining; backﬁlling of
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A m e r i c a s
depleted pits and improved maintenance of
heavy mining equipment.
CAPITAL EXPENDITURE
Capital expenditure for the region increased by
15% over 2015 levels, and was mostly spent in
Brazil to increase Ore Reserve development in
order to improve mine ﬂexibility at all operations,
raise tailings dam at Cerro Vanguardia and
AGA Mineração, and convert the metallurgical
leaching process at Serra Grande.
At Cerro Vanguardia, capital expenditure
was lower compared to 2015 mainly related
to lower deferred stripping and the capital
expenditure for the underground expansion
project executed in the previous year; this
was partially offset by higher capitalised
Ore Reserve development related to higher
underground production. The depreciation
of the Argentinian peso against the US
dollar also aided the reduction in dollar-
denominated expenditure.
Picture:
Serra Grande, Brazil
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The region’s capital expenditure is expected
to increase in 2017 as Cerro Vanguardia
focusses on site exploration to extend the
mine life; AGA Mineração accelerates Ore
Reserve development at the Cuiabá complex
and evaluates ore-sorting prototypes at the
Córrego do Sítio complex; and Serra Grande
develops the high-grade Palmeiras and Inga
ore bodies, to increase production and extend
mine life.
GROWTH AND IMPROVEMENT
At AGA Mineração, additional development
work is underway to improve mining ﬂexibility;
implementation of ore sorting prototypes is
planned; and a new pushback at the open pit
at Córrego do Sítio is being studied.
Work began at Cuiabá on the ventilation and
transportation systems, for operating at depths
between 1,500 to 2,500 metres from 2020
while doing the necessary work to ensure
stable production levels in the interim. The
drilling campaign at Córrego do Sítio aims to
conﬁrm the ore sources that will help improve
production in the medium term and extend the
life of mine from a new open pit (CdS III) and
new underground mines at the Mina II and São
Bento Deep ore bodies.
At Serra Grande, exploration work is
delivering positive results for future production
improvements while negotiations continue
with owners of Palmeiras Sul ahead of
accelerating exploration to conﬁrm the area’s
potential. Underground diamond directional
drilling has proved grade continuity of current
structures with the new Inga ore body to begin
production in 2017. A new open pit pipeline is
in place while drilling campaigns are underway
at the Pequizão ore body. Drilling below the
Pequizão area has identiﬁed a new exploration
target (Mangaba). The discovery conﬁrms
the depth exploration potential of Crixa’s
Greenstone Belt.
At Cerro Vanguardia, the underground
expansion continues according to schedule,
following the initiative launched in 2015
to accelerate open pit and underground
operations for optimisation of life-of-mine
economic performance and increase
production over the coming ﬁve years.
In Colombia, pre-feasibility evaluation work
continued throughout 2016 with Gramalote
and La Colosa projects and these studies are
expected to be completed by the end of 2017
and mid-2018 respectively. Nuevo Chaquiro
project successfully completed a conceptual
study and the approval to advance to pre-
feasibility phase will be sought during 2017.
Greenﬁelds exploration activities were slowed
down in 2016 although ﬁeld activity continued
all year at the Guintar prospect.
S U S TA I N A B I L I T Y P E R F O R M A N C E
SAFETY
At the Cuiabá complex, there was a fatal
accident in September when one of our
contractors’ employees, Mr Norbeto Rezende
da Silva Filho, was fatally injured in a heavy
mobile equipment accident. As a follow-up
and to avoid any repeat incidence, in line with
our group safety strategy, a bespoke plan
was launched at each operation in Brazil.
The plans, overseen by the mines’ general
managers, address 20 critical initiatives on
safety and health, reinforcing leadership
commitments and reviewing safety tools.
This is implemented through a structured
project charter, and addresses matters
related to critical controls, risk management,
safety standards, safety leadership and
occupational health.
At Cerro Vanguardia, an external consultant
was hired to analyse and assist in detecting
the roots of unsafe behaviour in the
organisation. The process has commenced
already, starting with visits and interviews at
all levels and a preliminary report is expected
in the ﬁrst quarter of 2017. Additionally, in
order to reinforce contractor safety behaviour,
the mine will standardise the safety practices
for all contractors to be aligned with
AngloGold Ashanti’s policies and practices.
As part of the change to our safety culture,
all managers have received additional training
observing and detecting unsafe practices.
HEALTH
AngloGold Ashanti’s health policy includes a
focus on employee wellness programmes. As
part of this programme at Cerro Vanguardia,
various activities were undertaken to promote
awareness of healthy living for all employees
as part of the “Healthy Life” campaign. This
included medical examinations for employees.
At our Brazilian operations, prevention and
immunisation campaigns were conducted
throughout the year, including Pink October
for breast cancer, Blue November for prostate
cancer and Red December for AIDS, as
well as inﬂuenza and H1N1 vaccination
campaigns. The 20 critical initiatives of
the safety and health programme include
occupational hygiene, ergonomics, and
alcohol and drug testing.
ENVIRONMENT
One environmental incident was reported in
the year (2015: 1). In Nova Lima, Minas Gerais,
a leak at the Queiroz metallurgical plant was
found to exceed allowed levels of efﬂuent
solution. The leak went into Rio das Velhas
River. However, there was no environmental
impact resulting from this.
The Cocoruto Dam serves as the ﬁnal
efﬂuent control point for the Queiroz Industrial
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Complex. Construction of a spillway on
this dam commenced in January 2016 as
its operating water level had to be lowered
by up to 4m, reducing its dilution capacity.
Although additional precautions had been
taken, several operational disruptions occurred
which included the theft of power cables from
a critical pump, resulting in the unintended
release of efﬂuent containing arsenic and
weak acid dissociable cyanide exceeding the
acceptable limits. There was no environmental
impact on the Velhas River. Actions were
undertaken to deal with the incident and to
avoid a recurrence. These mitigation actions
include: changing the cyanide alerts limits;
systematic efﬂuent treatment; downstream
monitoring of Cocoruto Dam’s special
receptor; and repairing the Calcinados dam
recirculation system.
All operations in the Americas region are
ISO 14001 compliant and were certiﬁed
compliant in terms of the cyanide code.
Additionally, in Brazil, all licences critical to
the operations were obtained during the year,
including the permit for a deforestation licence
for the open pit Corpo Sul at Serra Grande
which was granted in late November following
a ﬁve months delay that impacted on the
operation’s production.
Cerro Vanguardia conducted a review and
update of its closure plan, in line with the
three-yearly legal requirements. The results
were submitted to the environmental authority.
Studies have been carried out on the lithology
present in the deposit to prevent acid drainage
of rock and to manage the possible costs of
mine closure. The open pit operation aims to
ensure physical and chemical stability, develop
technologies to revegetate affected areas
where applicable, and implement dewatering
water injection programmes which do not
affect the operation or the environment, in
order to preserve the water resource.
At La Colosa, the sowing of plant and
tree seeds over an area of 8.39ha was
completed and monitoring and maintenance
is currently underway as part of the ecological
compensation programme approved by the
Ministry of Environment in 2014. The water
balance study of the Coello River basin,
where the La Colosa project is located,
undertaken in collaboration with Javeriana
University and IDEAM (the hydrology
and meteorology institute), is expected
to be completed and reviewed in 2017.
Environmental management certiﬁcation, in
terms of ISO 14001, was maintained and
occupational health and safety management
certiﬁcation, in terms of OHSAS 18001, was
extended for three years.
At Gramalote, the project’s environmental
licence was granted in November 2015,
and clariﬁcations to comments and
recommendations submitted by AngloGold
Ashanti (mainly associated with technical
aspects, project deﬁnition, artisanal miners
and resettlement) were received from the
Ministry of Environment in March 2016.
Mining authorisation for the project was
granted in December 2015 and clariﬁcations
to comments and recommendations from the
company (associated with the project schedule
and additional exploration activities) were
received from the Antioquia Secretary of Mines
in October 2016. As a legal requirement,
notiﬁcation of the start of activities contained
in the environmental license was submitted to
the National Environmental Licensing Authority
in November 2016. A response from the
authorities was awaited at year-end.
COMMUNITIES
Constructive community relations reﬂect the
community’s goodwill towards the company
and imply acceptance by the community
of operations and projects. It remains a key
strategic objective to maintain and strengthen
this social licence at all our operations.
In Brazil, social investment in communities
prioritise projects focused on job creation
and income generation, education,
culture and environment. Major projects
implemented include:
•
Communities at tailings dams: In
November 2015, a tailings dam breach at an
operation belonging to Samaro Mineração
S.A., resulted in the single most severe
environmental incident in Brazilian mining
history. AngloGold Ashanti promptly put
in place a plan to liaise with communities,
presenting and discussing the company’s
tailings dam management programme.
Among the various initiatives, highlighted in
public presentations by management, public
questions were addressed.
•
Public call for projects: Social projects
supported by the company are determined
by a committee comprising AngloGold
Ashanti, specialists in social projects and
representatives of communities in line
with open and transparent management
of social investments. The public call for
projects already supports 168 projects in
municipalities neighbouring our operations
and directly beneﬁts more than
22,000 people.
•
Tax incentives: In Brazil, speciﬁc laws
allow the company to invest part of the
income tax in projects approved by the
federal government in areas such as
culture, sport, children and youth, elderly
and disabled people, as well as health
(particularly oncology). In 2015, AngloGold
Ashanti invested around $2 million in these
initiatives, implemented in 2016, for the
beneﬁt of cities surrounding its operations.
•
Volunteering: The Holding Hands
Programme, established in 2004, has
beneﬁted around 28,000 people through
more than 120 activities (3,300 voluntary
participators) over the years. The
programme aims to encourage employees
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to become involved in and to contribute
to social causes within local municipalities
where the company operates.
•
Good Neighbourhood Programme:
The purpose of the Good Neighbourhood
Programme is to strengthen AngloGold
Ashanti’s relationship and dialogue with
communities in Brazil, including regular
meetings and publication of a special
printed newspaper. A toll-free hotline (0800)
also receives grievances and complaints.
In Argentina, Cerro Vanguardia has engaged
with the community of San Julián since the
beginning of the operation more than 20 years
ago. The operation’s engagement strategy is
based on permanent and continuous dialogue
with all local institutions and organisations
as well as local and provincial authorities. In
2004, a development agency was established
in collaboration with the mine, local and
provincial authorities, the university, the rural
association and the Chamber of Commerce.
The work of this agency has been ﬁnanced
by the mine since its inception. In 2016, an
agreement signed in 2010 was renewed,
assigning funds contributed by the mine
annually, working with the development
agency and the city of San Julián. Projects
undertaken during the year included, among
others, completing the refurbishment of the
Racing Club of San Julián, and contributing to
projects approved by the development agency,
such as the Greenhouse orchards and farms,
a woven wire factory, the manufacture of work
clothes, and workshops to wash trucks.
In Colombia, a key aspect in developing
the business is the award of social and
environmental licences to build and operate
viable mineral discoveries. Continuous
engagement, or social political enablement
(SPE), is a business imperative. During 2016,
SPE engagement included projects and
activities to establish social infrastructure,
education, small and medium enterprise
support, and strengthening of public
institutions, among others. All of these projects
and activities were developed in
co-operation with communities.
At Gramalote, the company continues to
develop the co-existence programme with
artisanal miners, as part of the company’s
commitment to its license to operate in line
with the environmental licence granted for
the project, which will be implemented in
accordance with company standards, and
environmental licences and permits.
Another key programme at Gramalote is
support of sugar cane farming by investing
in improving farmers’ skills, developing better
business practices and increasing knowledge
of beneﬁts and duties resulting from
formalisation of business activities.
At La Colosa, social investment programmes
continued to advance according to plan.
The most relevant projects included
reintroducing regional youth to farming,
making livestock quality more competitive and
the establishment of an agricultural business
centre. The social investment strategy aims to
support productive regional vocations while
demonstrating that the project is responsible
by supporting water conservation.
At Nuevo Chaquiro, activities such as Mining
Wednesday, home visits and mining meetings
remained key to Project Raise Awareness,
promoting trust within the urban community
of Jerico. Efforts continued in the rural areas
of Jerico to educate local residents and,
ultimately, to achieve consensus around land
access for exploration and study work. With
the project advancing to prefeasibility in 2017,
these programmes are expected to accelerate
with community engagement and vocational
support, as at La Colosa and Gramalote.
R E G I O N A L R E V I E W S
( C O N T I N U E D )
A m e r i c a s
Picture:
Gramalote, Colombia
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F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
PRODUCTION METRICS
Attributable tonnes treated/milled (Mt)
2016
2015
2014
2013
2012
South Africa 39.6 36.8 38.4 39.2 22.2
Vaal River
Great Noligwa
(1)
0.4 0.4 0.5
Kopanang 0.6 0.7 0.8 1.0 0.9
Moab Khotsong 1.0 0.9 0.7 0.7 0.6
West Wits
Mponeng 1.1 0.8 1.1 1.6 1.3
Savuka
(2)
0.2
TauTona
(2)
0.6 0.8 0.9 1.0 0.8
Surface Operations
Surface Operations
(3)
36.4
33.6 34.5 34.5 17.9
Continental Africa 28.2 27.2 29.9 26.9 27.8
DRC
Kibali (45%)
(4)
3.9 3.1 2.5 0.4
Ghana
Iduapriem 5.1 4.7 4.9 4.8 4.6
Obuasi
(5)
– 1.0 2.2 1.7 2.1
Guinea
Siguiri (85%) 10.3 10.0 10.1 10.2 10.1
Mali
Morila (40%) 1.5 1.2 1.3 1.4 1.8
Sadiola (41%) 2.0 2.1 2.1 2.0 1.9
Yatela (40%)
(6)
0.9 1.0 1.1
Namibia
Navachab
(7)
0.7 1.4 1.4
Tanzania
Geita 5.4 5.2 5.2 4.0 4.8
See footnotes overleaf
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F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
Attributable tonnes treated/milled (Mt)
2016
2015
2014
2013
2012
Australasia 8.9 8.2 7.8 4.3 3.4
Australia
Sunrise Dam 4.0 3.9 3.8 3.4 3.4
Tropicana (70%)
(4)
4.8 4.3 4.0 0.9
Americas 7.0 7.0 6.8 5.9 4.8
Argentina
Cerro Vanguardia (92.5%) 2.9 3.1 3.0 2.3 1.7
Brazil
AGA Mineração 2.8 2.6 2.5 2.3 2.2
Serra Grande
(8)
1.3 1.3 1.3 1.3 0.9
CONTINUING OPERATIONS 83.7 79.1 82.9 76.3 58.2
Discontinued operations
Cripple Creek & Victor
(9)
11.3 19.3 20.8 20.9
Total 83.7 90.4 102.2 97.1 79.1
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(4)
Kibali and Tropicana began production in the fourth quarter of 2013.
(5)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(6)
Yatela mine in closure from 2015.
(7)
Sold effective 30 June 2014.
(8)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
(9)
Sold effective 3 August 2015.
PRODUCTION METRICS
(continued)
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F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
PRODUCTION METRICS
(continued)
Average grade recovered (g/t)
Attributable gold production (000oz)
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
South Africa
967
1,004
1,223
1,302
1,212
Vaal River
Great Noligwa
(1)
6.44
6.15
5.72
78
83
84
Kopanang
5.09
5.43
5.55
5.23
5.40
91
117
140
178
164
Moab Khotsong
9.05
8.50
11.04
9.47
8.16
280
254
234
212
162
West Wits
Mponeng
7.90
8.44
8.99
7.10
9.40
254
219
313
354
405
Savuka
(2)
6.09
37
TauTona
(2)
7.59
8.46
8.21
7.34
7.63
146
209
232
235
189
Surface Operations
Surface Operations
(3)
0.16
0.18
0.20
0.22
0.30
186
193
223
240
172
Technology
Technology
10
12
3
Continental Africa
1,321
1,435
1,597
1,460
1,521
DRC
Kibali (45%)
(4)
2.10
2.93
2.95
3.41
264
289
237
40
Ghana
Iduapriem
1.30
1.27
1.13
1.43
1.22
214
193
177
221
180
Obuasi
(5)
–
1.47
4.67
4.94
4.79
3
53
243
239
280
Guinea
Siguiri (85%)
0.79
0.80
0.89
0.82
0.76
259
255
290
268
247
Mali
Morila (40%)
0.45
1.24
1.06
1.23
1.41
22
49
44
57
81
Sadiola (41%)
1.09
1.04
1.28
1.34
1.64
70
69
85
86
100
Yatela (40%)
(6)
0.59
0.93
1.06
11
27
29
Namibia
Navachab
(7)
1.44
1.39
1.59
33
63
74
Tanzania
Geita
2.74
3.18
2.86
3.54
3.47
489
527
477
459
531
See footnotes overleaf
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
Average grade recovered (g/t)
Attributable gold production (000oz)
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
Australasia 520 560 620 342 258
Australia
Sunrise Dam 1.98 1.97 2.13 2.46 2.39 228 216 262 276 258
Tropicana (70%)
(4)
1.87 2.48 2.78 2.40 292 344 358 66
Americas 820 831 785 770 706
Argentina
Cerro Vanguardia (92.5%) 7.45 6.88 6.08 6.58 6.48 281 278 246 241 219
Brazil
AGA Mineração 5.31 5.63 5.65 5.70 6.07 407 421 403 391 388
Serra Grande
(8)
3.17 3.27 3.28 3.42 3.36 132 132 136 138 98
CONTINUING OPERATIONS 3,628 3,830 4,225 3,874 3,697
Discontinued operations
Cripple Creek & Victor
(9)
0.35 0.32 0.34 0.40 117 211 231 247
Total 3,628 3,947 4,436 4,105 3,944
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(4)
Kibali and Tropicana began production in the fourth quarter of 2013.
(5)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(6)
Yatela mine in closure from 2015.
(7)
Sold effective 30 June 2014.
(8)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
(9)
Sold effective 3 August 2015.
PRODUCTION METRICS
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
PRODUCTIVITY (oz/TEC)
2016
2015
2014
2013
2012
South Africa 3.56 3.74 4.40 4.47 4.19
Vaal River
Great Noligwa
(1)
2.69 2.51 2.34
Kopanang 1.82 2.41 2.68 3.11 2.61
Moab Khotsong 3.82 3.44 4.74 4.22 3.05
West Wits
Mponeng 4.02 3.48 4.74 5.33 6.33
Savuka
(2)
3.98
TauTona
(2)
2.49 3.70 4.17 4.01 4.03
Surface Operations
Surface Operations
(3)
7.82 8.12 8.95 9.35 9.86
Continental Africa 20.70 20.61 14.36 9.97 10.97
DRC
Kibali (45%)
(4)
63.86 72.34 68.50 83.56
Ghana
Iduapriem 17.36 16.32 20.14 18.41 15.61
Obuasi
(5)
– 5.76 6.10 4.10 5.19
Guinea
Siguiri (85%) 15.40 14.59 15.64 12.88 12.10
Mali
Morila (40%) 10.19 15.98 10.13 17.88 35.72
Sadiola (41%)
13.97
13.46 14.23 10.56 12.27
Yatela (40%)
(6)
10.73 10.21 8.82
Namibia
Navachab
(7)
6.97 5.63 6.43
Tanzania
Geita 20.94 27.78 19.50 15.55 19.20
See footnotes overleaf
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
2016
2015
2014
2013
2012
Australasia 46.81 55.84 62.00 49.64 43.46
Australia
Sunrise Dam 44.96 45.09 58.29 50.22 43.46
Tropicana (70%)
(4)
48.36 65.69 65.03 47.37
Americas 13.98 15.05 14.38 14.25 14.72
Argentina
Cerro Vanguardia (92.5%) 22.05 22.82 21.14 20.89 18.21
Brazil
AGA Mineração 12.36 13.58 13.03 12.97 14.22
Serra Grande
(8)
10.13 10.97 11.32 11.19 11.45
CONTINUING OPERATIONS 8.97 9.50 9.30 7.77 7.66
Discontinued operations
Cripple Creek & Victor
(9)
29.63 33.33 37.45 37.46
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(4)
Kibali and Tropicana began production in the fourth quarter of 2013.
(5)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(6)
Yatela mine in closure from 2015.
(7)
Sold effective 30 June 2014.
(8)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
(9)
Sold effective 3 August 2015.
PRODUCTIVITY (oz/TEC)
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
COSTS
Total cash costs
($/oz produced)
All-in sustaining costs
(10)
($/oz sold)
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
South Africa 896 881 849 850 873 1,081 1,088 1,064 1,120 1,189
Vaal River
Great Noligwa
(1)
1,074 1,100 1,226 1,185 1,305 1,530
Kopanang 1,324 1,014 1,023 918 1,015 1,555 1,226 1,256 1,255 1,497
Moab Khotsong 729 798 685 797 1,040 884 1,018 903 1,223 1,634
West Wits
Mponeng 779 874 746 719 639 1,011 1,170 981 1,016 883
Savuka
(2)
1,041 1,607
TauTona
(2)
1,148
883 882 920 924
1,345
1,044 1,059 1,149 1,316
Surface Operations
Surface Operations
(3)
899 912 941 883 943 1,004 1,006 1,153 969 754
Continental Africa 717 678 783 869 830 904 815 968 1,202 1,235
DRC
Kibali (45%)
(4)
740 609 578 471 893 642 588 529
Ghana
Iduapriem
908
995 865 861 955
950
1,020 1,020 1,025 1,437
Obuasi
(5)
167 966 1,086 1,406 1,187 440 1,185 1,374 2,214 2,201
Guinea
Siguiri (85%) 784 827 799 918 938 915 965 917 1,085 1,105
Mali
Morila (40%) 1,123 698 1,162 773 767 1,337 815 1,298 1,051 765
Sadiola (41%) 991 818 1,028 1,334 1,169 1,066 886 1,133 1,510 1,249
Yatela (40%)
(6)
1,438 1,530 1,758 1,795 1,653 1,888
Namibia
Navachab
(7)
752 691 1,036 719 781 1,329
Tanzania
Geita 530 480 599 515 427 844 717 890 833 816
See footnotes overleaf
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
Total cash costs
($/oz produced)
All-in sustaining costs
(10)
($/oz sold)
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
Australasia 793 702 804 1,047 1,211 1,067 875 986 1,376 1,680
Australia
Sunrise Dam 926 970 1,105 1,110 1,126 1,080 1,110 1,214 1,321 1,470
Tropicana (70%)
(4)
630 492 545 568 970 671 752 1,113
Americas 578 576 676 653 680 875 792 974 1,011 1,099
Argentina
Cerro Vanguardia (92.5%) 563 625 692 622 576 773 873 938 912 935
Brazil
AGA Mineração 562 518 644 646 696 893 712 966 1,023 1,114
Serra Grande
(8)
634 635 748 719 821 1,020 861 1,062 970 1,168
CONTINUING OPERATIONS 744 712 785 836 842 986 910 1,020 1,195 1,285
Discontinued operations
Cripple Creek & Victor
(9)
894 829 732 638 1,030 1,147 927 817
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(4)
Kibali and Tropicana began production in the fourth quarter of 2013.
(5)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(6)
Yatela mine in closure from 2015.
(7)
Sold effective 30 June 2014.
(8)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
(9)
Sold effective 3 August 2015. Numbers included to the date of disposal.
(10)
Excludes stockpile write-offs.
COSTS
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
CAPITAL EXPENDITURE ($m)
2016
2015
2014
2013
2012
South Africa 182 206 264 451 583
Vaal River
Great Noligwa
(1)
7 13 27
Kopanang 16 21 26 52 94
Moab Khotsong 42 47 45 117 159
West Wits
Mponeng 76 85 97 171 195
Savuka
(2)
20
TauTona
(2)
25 28 35 59 73
Surface Operations
Surface Operations
(3)
17
17 46 39 15
Technology
Technology 6 8 8
Continental Africa 291 315 454 839 925
DRC
Kibali (45%)
(4)
92 124 179 341 263
Mongbwalu (86.22%) 77
Ghana
Iduapriem 8 15 21 28 95
Obuasi
(5)
6 23 82 196 185
Guinea
Siguiri (85%) 50 25 26 25 28
Mali
Morila (40%) 1 6 6 13 1
Sadiola (41%) 7 2 6 42 37
Yatela (40%) 3 2
Namibia
Navachab
(6)
1 5 15
Tanzania
Geita 119 116 129 154 216
Other and non-controlling interests
8 4 4 32 6
See footnotes overleaf
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
2016
2015
2014
2013
2012
Australasia 109 78 91 285 369
Australia
Sunrise Dam 32 29 31 39 49
Tropicana (70%)
(4)
77 48 59 241 315
Other – 1 1 5 5
Americas 225
196 225 253 309
Argentina
Cerro Vanguardia (92.5%) 55 62 54 64 88
Brazil
AGA Mineração 122 89 127 123 162
Serra Grande
(7)
43 33 38 40 33
Other and non-controlling interests
5 12 6 26 26
Other 4 4 6 8 36
CONTINUING OPERATIONS 811 799 1,040 1,836 2,222
Discontinued operations
Cripple Creek & Victor
(8)
58 169 157 100
Sub-total 811 857 1,209 1,993 2,322
Equity-accounted investments (100) (131) (191) (411) (303)
Total 711 726 1,018 1,582 2,019
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit.
(4)
Kibali and Tropicana began production in the fourth quarter of 2013.
(5)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(6)
Sold effective 30 June 2014.
(7)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
(8)
Sold effective 3 August 2015.
CAPITAL EXPENDITURE ($m)
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
AVERAGE NO. OF EMPLOYEES (PERMANENT AND CONTRACTOR EMPLOYEES)
2016
2015
2014
2013
2012
South Africa 28,507 28,325 29,511 32,406 34,186
Vaal River
Great Noligwa
(1)
2,207 2,731 3,063
Kopanang 4,055 4,052 4,424 5,365 6,014
Moab Khotsong 6,310 6,469 4,573 5,692 6,645
West Wits
Mponeng 6,105 6,249 6,737 6,516 6,262
Savuka
(2)
1,157
TauTona
(2)
4,723 4,656 4,712 5,256 4,472
Surface Operations
Surface Operations
(3)
3,140
2,929 3,058 2,142 1,874
Other
4,174 3,970 3,800 4,704 4,699
Continental Africa 12,691 11,942 16,070 16,625 16,621
DRC
Kibali (45%)
(4)
2,180 2,061 2,245 158
Ghana
Iduapriem 1,576 1,565 1,352 1,590 1,549
Obuasi
(5)
766 856 3,541 5,194 5,373
Guinea
Siguiri (85%) 3,509 3,445 3,494 3,673 3,643
Mali
Morila (40%) 324 389 500 390 319
Sadiola (41%) 588 585 654 810 783
Yatela (40%)
(6)
226 367 407
Namibia
Navachab
(7)
793 938 953
Tanzania
Geita 3,748 3,041 3,265 3,504 3,594
See footnotes overleaf
I N T E G R AT E D R E P O RT
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
2016
2015
2014
2013
2012
Australasia 925 836 832 925 494
Australia
Sunrise Dam 422 400 374 457 494
Tropicana (70%)
(4)
503 436 458 468
Americas 8,126 7,679 7,441 7,542 7,204
Argentina
Cerro Vanguardia (92.5%) 1,877 1,687 1,640 1,696 1,884
Brazil
AGA Mineração 4,662 4,546 4,398 4,377 4,239
Serra Grande
(8)
1,587
1,446 1,403 1,469 1,081
Other, including corporate and non-gold producing subsidiaries 2,400 2,731 3,056 8,104 6,625
CONTINUING OPERATIONS 52,649 51,513 56,910 65,602 65,130
Discontinued operations
Cripple Creek & Victor
(9)
753 1,147 832 692
Total 52,649 52,266 58,057 66,434 65,822
(1)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(2)
In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
(3)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(4)
Kibali and Tropicana began production in the fourth quarter of 2013. The 2014 number for Kibali includes 3,249 employees who were working on projects.
(5)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(6)
Yatela mine in closure from 2015.
(7)
Sold effective 30 June 2014.
(8)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
(9)
Sold effective 3 August 2015. Employee numbers included to the date of disposal.
AVERAGE NO. OF EMPLOYEES (PERMANENT AND CONTRACTOR EMPLOYEES)
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
SAFETY
All injury frequency rate
(1)
Number of fatalities
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
South Africa 12.02 10.81 11.85 12.63 13.24 6 9 4 6 11
Vaal River
Great Noligwa
(2)
15.44 12.06 17.72 0 0 1
Kopanang 21.37 17.50 13.56 17.58 19.92 1 1 1 0 0
Moab Khotsong 12.58 13.54 18.62 16.35 17.14 0 2 0 1 2
West Wits
Mponeng 15.77 13.37 16.33 17.86 14.49 1 3 3 3 3
Savuka
(3)
21.23 2
TauTona
(3)
17.97 11.88 12.60 14.16 10.63 4 1 0 1 3
Surface Operations
Surface Operations
(4)
5.63 5.14 5.42 5.08 6.71 0 1 0 0 0
Other
0 1 0 1 0
Continental Africa 0.51
0.50 1.56 1.97 2.26
0
1 0 2 5
DRC
Mongbwalu 1.98 6.15 4.47 0 0 1
Ghana
Iduapriem 0.42 0.00 1.06 1.98 3.08 0 0 0 1 1
Obuasi
(5)
0.30 1.28 3.01 2.39 2.13 0 1 0 1 2
Guinea
Siguiri 0.13 0.13 0.39 0.64 1.09 0 0 0 0 0
Mali
Sadiola 1.56 0.51 0.50 1.28 2.21 0 0 0 0 0
Yatela
2.34
0.95 0.00 0.00 0.36
0
0 0 0 0
Namibia
Navachab
(6)
6.39 5.58 8.22 0 0 0
Tanzania
Geita 0.39 0.47 0.51 0.98 1.62 0 0 0 0 1
See footnotes overleaf
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
All injury frequency rate
(1)
Number of fatalities
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
Australasia 9.49 8.56 10.73 7.91 6.33 0 0 0 0 0
Australia
Sunrise Dam 8.24 11.59 12.54 11.19 5.46 0 0 0 0 0
Tropicana
(7)
10.87
6.80 9.96 8.60 15.75
0
0 0 0 0
Americas 3.96 5.61 3.79 4.74 5.20 1 1 2 0 1
Argentina
Cerro Vanguardia
2.39
1.63 1.40 0.58 1.72
0
0 0 0 1
Brazil
AGA Mineração 3.46 5.51 4.22 5.94 5.82 1 1 2 0 0
Serra Grande
(8)
8.05 9.49 4.53 6.10 5.15 0 0 0 0 0
Colombia
2.56 1.64 0.32 2.51 4.43 0 0 0 0 0
United States
Cripple Creek & Victor 19.47 9.54 9.89 12.75 0 0 0 0
Greenﬁeld exploration 2.52 7.96 3.57 4.20 6.76 0 0 0 0 1
AngloGold Ashanti 7.71 7.18
(9)
7.36 7.48 7.83 7 11 6 8 18
(1)
Per million hours worked.
(2)
Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015.
(3)
In 2013, Savuka and TauTona were combined under TauTona as one cash-generating unit.
(4)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(5)
Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance.
(6)
Sold effective 30 June 2014.
(7)
Tropicana began production in the fourth quarter of 2013.
(8)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
(9)
All injury frequency rate for the group adjusted for the earthquake impact is 7.15.
SAFETY
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
ENVIRONMENTAL PERFORMANCE
(1)
Energy usage (PJ)
Water usage (ML)
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
South Africa
10.54
10.65
11.31
11.80
11.43
23,161
25,182
27,219
27,228
23,813
Vaal River
(2)
4.87
(6)
4.89
5.31
5.63
5.87
12,275
13,259
13,402
14,331
14,748
West Wits
(2)
4.93
5.03
5.24
5.55
5.57
4,411
3,949
2,626
3,160
4,501
Mine Waste Solutions
0.74
0.73
0.76
0.62
0.21
6,475
7,974
11,191
9,737
4,564
Continental Africa
8.46
(6)
8.41
(6)
9.47
12.01
12.13
11,911
16,931
17,582
21,031
19,132
Ghana
Iduapriem
1.02
0.89
0.62
1.25
1.00
936
750
342
795
582
Obuasi
(3)
0.30
0.56
1.46
1.77
1.74
–
3,129
3,696
3,685
3,820
Guinea
Siguiri
2.58
(6)
2.50
(6)
2.36
2.31
2.34
3,395
5,145
5,375
6,478
4,650
Mali
Sadiola
1.40
1.40
1.59
2.10
2.17
3,940
4,625
4,051
4,330
3,837
Yatela
0.10
0.12
0.24
0.52
0.70
4
33
17
254
1,578
Namibia
Navachab
(3)
0.74
0.75
1,005
990
Tanzania
Geita
3.07
2.93
3.21
3.32
3.43
3,637
3,249
4,101
4,484
3,675
Australasia
5.62
5.14
5.52
2.81
2.08
7,577
6,648
6,749
3,925
1,700
Australia
Sunrise Dam
2.03
1.97
2.29
2.07
2.08
1,779
1,771
1,866
1,829
1,700
Tropicana
(4,5)
3.59
3.17
3.23
0.74
5,798
4,877
4,883
(5)
2,097
See footnotes overleaf
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Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
Energy usage (PJ)
Water usage (ML)
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
Americas
3.94
4.86
6.04
6.06
5.91
8,067
10,839
12,170
11,732
7,456
Argentina
Cerro Vanguardia
1.76
1.69
1.71
1.72
1.59
1,152
1,121
1,079
964
923
Brazil
AGA Mineração
1.64
1.53
1.48
1.41
1.35
5,292
5,959
6,233
6,346
4,213
Serra Grande
0.54
0.48
0.48
0.51
0.48
1,623
1,506
1,921
1,380
459
United States
Cripple Creek & Victor
1.16
2.37
2.42
2.46
2,252
2,937
3,042
1,860
AngloGold Ashanti
28.55
(6)
29.06
(6)
32.34
32.68
31.74
50,716
59,601
63,720
63,916
52,101
(1)
Refer to the
<SDR>
for deﬁnitions of these environmental indicators.
(2)
These include consumption by Surface Operations’ facilities located in these areas.
(3)
Sold effective 30 June 2014.
(4)
Excludes pre-production water use at Tropicana.
(5)
Tropicana began production in the fourth quarter of 2013.
(6)
Restated due to error in source data for 2014 and 2015.
ENVIRONMENTAL PERFORMANCE
(1)
(continued)
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Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
GHG emissions (000t CO
2
e)
No. of reportable environmental incidents
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
South Africa
2,864
2,756
2,981
3,025
3,009
0
1
1
3
10
Vaal River
(2)
1,282
(5)
1,232
1,360
1,415
1,482
0
1
0
0
3
West Wits
(2)
1,375
1,331
1,420
1,445
1,473
0
0
0
0
0
Mine Waste Solutions
207
193
201
165
54
0
0
1
3
7
Continental Africa
682
(5)
694
(5)
824
969
978
0
2
4
5
5
Ghana
Iduapriem
108
95
74
113
94
0
0
0
1
2
Obuasi
41
79
198
199
197
0
2
1
3
1
Guinea
Siguiri
194
(5)
189
(5)
178
175
177
0
0
0
0
0
Mali
Sadiola
104
104
118
156
161
0
0
0
0
1
Yatela
7
9
18
38
52
0
0
0
0
0
Namibia
Navachab
(3)
42
43
0
0
0
0
Tanzania
Geita
228
218
238
246
254
0
0
3
1
1
Australasia
336
336
359
174
125
0
0
0
2
1
Australia
Sunrise Dam
113
116
135
123
125
0
0
0
0
1
Tropicana
(4)
223
220
224
51
0
0
0
2
ENVIRONMENTAL PERFORMANCE
(1)
(continued)
See footnotes overleaf
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Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
GHG emissions (000t CO
2
e)
No. of reportable environmental incidents
2016
2015
2014
2013
2012
2016
2015
2014
2013
2012
Americas
180
375
449
399
389
0
1
0
0
0
Argentina
Cerro Vanguardia
120
115
118
119
111
0
0
0
0
0
Brazil
AGA Mineração
41
41
36
32
29
1
1
0
0
0
Serra Grande
19
15
14
15
14
0
0
0
0
0
United States
Cripple Creek & Victor
204
281
233
235
0
0
0
0
AngloGold Ashanti
4,062
(5)
4,162
(5)
4,613
4,567
4,501
1
4
5
10
16
(1)
Refer to the
<SDR>
for deﬁnitions of these environmental indicators.
(2)
These include consumption by Surface Operations’ facilities located in these areas.
(3)
Sold effective 30 June 2014.
(4)
Tropicana began production in the fourth quarter of 2013.
(5)
Restated due to error in source data.
ENVIRONMENTAL PERFORMANCE
(1)
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
SOCIAL PERFORMANCE
(1)
Community investment ($000)
2016
2015
2014
2013
2012
South Africa
(2)
4,584
6,288
8,073
8,391
7,700
Continental Africa
7,562
6,008
3,933
13,279
13,341
Ghana
Iduapriem
202
134
148
302
465
Obuasi
60
204
208
1,197
2,007
Corporate ofﬁce
–
–
–
–
70
Guinea
Siguiri (85%)
1,706
501
220
1,326
1,083
Mali
Morila (40%)
10
42
81
56
198
Sadiola (41%) and Yatela (40%)
449
241
175
126
572
Namibia
Navachab
(3)
44
59
201
Tanzania
Geita
4,176
3,757
1,973
5,489
4,834
DRC
Kibali (45%)
(4)
959
1,129
654
4,140
976
Mongbwalu (86.22%)
430
584
2,935
Australasia
552
344
247
463
464
Australia
Sunrise Dam
552
344
247
301
464
Tropicana
(4)
–
–
–
125
See footnotes overleaf
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Business context
Strategy
Performance review
Accountability
Shareholder information

F I V E - Y E A R S T A T I S T I C S B Y O P E R A T I O N
( C O N T I N U E D )
O p e r a t i o n a l , f i n a n c i a l a n d s u s t a i n a b i l i t y s t a t i s t i c s
Community investment ($000)
2016
2015
2014
2013
2012
Americas
9,016
4,159
3,659
5,761
5,148
Argentina
Cerro Vanguardia (92.5%)
5,814
712
1,223
1,096
1,520
Brazil
AGA Mineração
1,758
1,574
712
1,297
813
Serra Grande
(5)
383
142
153
472
719
Colombia
1,053
1,154
993
1,905
1,188
United States
Cripple Creek & Victor
577
578
991
908
Sub-total
21,715
16,799
15,912
27,894
26,653
Equity-accounted investments
(1,559)
(1,571)
(1,113)
(5,358)
(1,746)
AngloGold Ashanti
20,156
15,228
14,799
22,536
24,907
(1)
Refer to the
<SDR>
for the deﬁnition of this social indicator.
(2)
Community investment at the South African operations is aggregated and is overseen via the corporate entity and includes corporate community investment.
(3)
Sold effective 30 June 2014.
(4)
Kibali and Tropicana began production in the fourth quarter of 2013.
(5)
AngloGold Ashanti’s holding increased to 100% (from 50%) from 1 July 2012.
SOCIAL PERFORMANCE
(1)
(continued)
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Overview
Business context
Strategy
Performance review
Accountability
Shareholder information

T h e M i n e r a l R e s o u r c e a n d O r e
R e s e r v e f o r A n g l o G o l d A s h a n t i
L i m i t e d ( A n g l o G o l d A s h a n t i ) a r e
r e p o r t e d i n a c c o r d a n c e w i t h t h e
m i n i m u m s t a n d a r d s d e s c r i b e d b y
t h e S o u t h A f r i c a n C o d e f o r t h e
R e p o r t i n g o f E x p l o r a t i o n R e s u l t s ,
M i n e r a l R e s o u r c e s a n d M i n e r a l
R e s e r v e s ( T h e S A M R E C C o d e ,
2 0 1 6 e d i t i o n ) , a n d a l s o c o n f o r m
t o t h e s t a n d a r d s s e t o u t i n t h e
A u s t r a l a s i a n C o d e f o r R e p o r t i n g
o f E x p l o r a t i o n R e s u l t s , M i n e r a l
R e s o u r c e s a n d O r e R e s e r v e s
( J O R C C o d e , 2 0 1 2 E d i t i o n ) .
The Mineral Resource is inclusive of the
Ore Reserve component unless otherwise
stated. In complying with revisions to the
SAMREC code the changes to AngloGold
Ashanti’s Mineral Resource and Ore Reserve
have been reviewed and it was concluded
that none of the changes are material to the
overall valuation of the company. AngloGold
Ashanti has therefore once again resolved not
to provide the detailed reporting as deﬁned in
Table 1 of the code. The company will, however,
continue to provide the high level of detail it has
in previous years in order to comply with the
transparency requirements of the code.
AngloGold Ashanti strives to actively create
value by growing its major asset – the Mineral
Resource and Ore Reserve. This drive is
based on active, well-deﬁned brownﬁelds
and greenﬁelds exploration programmes,
innovation in both geological modelling and
mine planning and continual optimisation of
the asset portfolio.
M I N E R A L R E S O U R C E A N D O R E R E S E R V E – S U M M A R Y
Local prices of gold
South Africa
Australia
Brazil
Argentina
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
2016 Ore Reserve
530,000
1,500
4,041
14,969
2016 Mineral Resource
663,819
1,817
4,414
21,531
The SAMREC and JORC Codes require the use of reasonable economic assumptions.
These include long-range commodity price and exchange rate forecasts which are prepared in-house using a range of techniques, including historic price averages.
G O L D P R I C E
The following local prices of gold were used as a basis for estimation in the December 2016 declaration:
2016 Ore Reserve – gold price
$
1,100
/oz
2016 Mineral Resource – gold price
$
1,400
/oz
Picture:
Kibali, DRC
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Performance review
Accountability
Shareholder information

M I N E R A L R E S O U R C E A N D O R E R E S E R V E – S U M M A R Y
( C O N T I N U E D )
M I N E R A L R E S O U R C E
The total Mineral Resource increased
from 207.8Moz in December 2015 to
214.7Moz in December 2016. A gross
annual increase of 11.3Moz occurred
before depletion, while the net increase
after allowing for depletion is 6.9Moz.
Changes in economic assumptions
from December 2015 to December
2016 resulted in a 1.7Moz increase to
the Mineral Resource, while exploration
and modelling resulted in an increase
of 10.0Moz. Depletion from the Mineral
Resource for the year totalled 4.4Moz.
The Mineral Resource has been
estimated at a gold price of US$1,400/oz
(2015: US$1,400/oz).
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2015
207.8
Depletions
(4.4)
Sub-total
203.4
Additions
Obuasi
A new geological model, the revalidated database and a revised estimation methodology resulted in the signiﬁcant increase
5.5
Mponeng
Surface and underground exploration of the VCR horizon added signiﬁcant Mineral Resource
2.2
Tropicana
Exploration additions in Havana South, Tropicana and Boston
Shaker and increases due to a drop in mining cost
1.5
Sunrise Dam
Increase due to successful exploration drilling, gold price
increase and methodology changes
1.3
AGA Mineracão
Mainly the result of open pit gains at Rosalino, some
underground additions at Cuiabá and Córrego do Sítio, the
positive results from surface drilling at Carvoaria and reduced costs at Lamego
1.2
Siguiri
Attributed to cost reduction, inﬁll drilling at Seguelen, Bidini,
Tubani and Kami and the inclusion of mineralised waste
0.9
Geita
Gains due to updates of the underground Mineral Resource
models and a decrease in costs
0.9
Other
Additions less than 0.5Moz
0.9
Sub-total
217.8
Reductions
Moab Khotsong
Changes due to a Mineral Resource clean-up, a value drop and a revised structural interpretation
(1.0)
Kibali
Change due to a revised geological model and the constraining of the underground Mineral Resource into optimised stope
shapes
(0.8)
TauTona
Mainly due to value changes and transfers out of Mineral Resource
(0.6)
Kopanang
Resulting from movements out of Mineral Resource and a value drop resulting from a revised estimation approach
(0.6)
Other
Reductions less than 0.5Moz
(0.1)
Mineral Resource as at 31 December 2016
214.7
Rounding of numbers may result in computational discrepancies.
Picture:
AGA Mineração, Brazil
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O R E R E S E R V E
The AngloGold Ashanti Ore Reserve
reduced from 51.7Moz in December
2015 to 50.1Moz in December 2016. This
gross annual decrease of 1.6Moz includes
depletion of 3.9Moz. The balance of 2.3Moz
additions in Ore Reserve, results from
changes in economic assumptions between
2015 and 2016 of 0.2Moz, while exploration
and modelling changes resulted in further
additions of 2.3Moz. Other factors resulted
in a 0.3Moz decrease. The Ore Reserve
has been estimated using a gold price of
US$1,100/oz (2015: US$1,100/oz).
M I N E R A L R E S O U R C E A N D O R E R E S E R V E – S U M M A R Y
( C O N T I N U E D )
ORE RESERVE
Moz
Ore Reserve as at 31 December 2015
51.7
Depletions
(3.9)
Sub-total
47.8
Additions
Tropicana
Introduction of the Long Island project philosophy and costs and the HA04 pit
1.1
AGA Mineração
Ore Reserve variation due to change in costs and revenue
factor as well as minor mining method and revised estimation techniques changes
0.6
Siguiri
Mainly due to model changes
0.5
Sunrise Dam
Increase due to revised drill spacing requirements. Vogue ore body had large increase due to the drill spacing change and
additional diamond drilling
0.4
Other
Additions less than 0.3Moz
0.9
Sub-total
51.3
Reductions
Kibali
Decrease is the result of a new geological model
(0.3)
Other
Reductions less than 0.3Moz
(0.9)
Ore Reserve as at 31 December 2016
50.1
Rounding of numbers may result in computational discrepancies.
ORE RESERVE reconciliation 2015 vs. 2016
Total (attributable)
Ounces (millions)
52
51
50
49
48
47
46
45
51.7
2015
-2.9
Depletion
1.3
Exploration
1.0
Methodology
0.1
Gold price
0.2
Cost
-0.1
Geotechnical
0.1
Metallurgical
-0.5
Other
50.1
2016
0.2
Revenue
factor
Picture:
Serra Grande, Brazil
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M I N E R A L R E S O U R C E A N D O R E R E S E R V E – S U M M A R Y
( C O N T I N U E D )
B Y- P R O D U C T S
Several by-products will be recovered as a result
of processing of the gold Ore Reserve. These
include 56.0kt of uranium oxide from the South
African operations, 0.42Mt of sulphur from Brazil
and 18.2Moz of silver from Argentina.
C O R P O R AT E G O V E R N A N C E
AngloGold Ashanti has established a
Mineral Resource and Ore Reserve Steering
Committee (RRSC), which is responsible for
setting and overseeing the company’s Mineral
Resource and Ore Reserve governance
framework and for ensuring that it meets
the company’s goals and objectives while
complying with all relevant regularity codes.
Its membership and terms of references are
mandated under a policy document signed off
by the Chief Executive Ofﬁcer.
Over more than a decade, the company has
developed and implemented a rigorous system
of internal and external reviews aimed at
providing assurance in respect of Ore Reserve
and Mineral Resource estimates. The following
operations were subject to an external review
in line with the policy that each operation
project will be reviewed by an independent
third party on average once every three years:
•
Mineral Resource and Ore Reserve at South
African Surface Operations
•
Mineral Resource and Ore Reserve at AGA
Mineração – Córrego do Sítio
•
Mineral Resource and Ore Reserve at Sadiola
The external reviews were conducted by AMEC,
Optiro and Snowden respectively. Certiﬁcates
of sign-off have been received for the ﬁrst
two audits from the companies conducting
the external reviews to state that the Mineral
Resource and/or Ore Reserve comply with the
SAMREC and JORC Codes. A signed NI 43-101
report was provided in the case of Sadiola.
In addition, numerous internal Mineral Resource
and Ore Reserve process reviews were
completed by suitably qualiﬁed Competent
Persons from within AngloGold Ashanti and
no signiﬁcant deﬁciencies were identiﬁed.
The Mineral Resource and Ore Reserve are
underpinned by appropriate Mineral Resource
Management processes and protocols that
ensure adequate corporate governance.
These procedures have been developed to
be compliant with the guiding principles of the
Sarbanes-Oxley Act of 2002 (SOX).
AngloGold Ashanti makes use of a web
based group reporting database called the
Resource and Reserve Reporting System
(R3) for the compilation and authorisation
of Mineral Resource and Ore Reserve
reporting. It is a fully integrated system for
the reporting and reconciliation of Mineral
Resource and Ore Reserve that supports
various regulatory reporting requirements
including the SEC and the JSE under
SAMREC. AngloGold Ashanti uses R3 to
ensure a documented chain of responsibility
exists from the Competent Persons at the
operations to the company’s RRSC.
AngloGold Ashanti has also developed an
enterprise-wide risk management tool that
provides consistent and reliable data that
allows for visibility of risks and actions across
the group. This tool is used to facilitate, control
and monitor material risks to the Mineral
Resource and Ore Reserve, thus ensuring
that the appropriate risk management and
mitigation plans are in place.
C O M P E T E N T P E R S O N S
The information in this report relating to
exploration results, Mineral Resources
and Ore Reserves is based on information
compiled by or under the supervision of
the Competent Persons as deﬁned in the
SAMREC or JORC Codes. All Competent
Persons are employed by AngloGold Ashanti,
except for Kibali and Morila, and have
sufﬁcient experience relevant to the style
of mineralisation and type of deposit under
consideration and to the activity which they
are undertaking. The Competent Persons
consent to the inclusion of Exploration
Results, Mineral Resource and Ore Reserve
information in this report, in the form and
context in which it appears. The legal tenure
of each operation and project has been
veriﬁed to the satisfaction of the accountable
Competent Person and all Ore Reserves have
been conﬁrmed to be covered by the required
mining permits or there exists a realistic
expectation that these permits will be issued.
This is detailed in the 2016 Mineral Resource
and Ore Reserve document.
Accordingly, the Chairman of the Mineral
Resource and Ore Reserve Steering
Committee, VA Chamberlain, MSc (Mining
Engineering), BSc (Hons) (Geology), MGSSA,
FAusIMM, assumes responsibility for the
Mineral Resource and Ore Reserve processes
for AngloGold Ashanti and is satisﬁed that
the Competent Persons have fulﬁlled their
responsibilities. VA Chamberlain has 29 years’
experience in exploration and mining and is
employed full-time by AngloGold Ashanti and
can be contacted at the following address:
76 Rahima Moosa Street, Newtown, 2001,
South Africa.
A detailed breakdown of Mineral Resource
and Ore Reserve and backup detail will be
provided on the AngloGold Ashanti website
www.anglogoldashanti.com and www.aga-
reports.com.
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M I N E R A L R E S O U R C E A N D O R E R E S E R V E – S U M M A R Y
( C O N T I N U E D )
MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
Gold as at 31 December 2016
Tonnes
Grade
Contained gold
Category
million
g/t
tonnes
Moz
South Africa Measured 151 1.99 301 10
Indicated 902 1.99 1,794 58
Inferred 29 15.04 436 14
Total 1,082 2.34 2,531 81
Continental Africa Measured 36 1.09 40 1
Indicated 504 2.77 1,399 45
Inferred 162 3.36 544 17
Total 702 2.82 1,983 64
Australasia Measured 31 1.08 33 1
Indicated 113 2.02 230 7
Inferred 49 1.92 95 3
Total 193 1.85 357 11
Americas Measured 49 3.41 168 5
Indicated 1,044 0.96 1,001 32
Inferred 908 0.70 638 21
Total 2,002 0.90 1,807 58
AngloGold
Ashanti total
Measured 267 2.03 542 17
Indicated 2,564 1.73 4,424 142
Inferred 1,148 1.49 1,713 55
Total 3,980 1.68 6,678 215
Rounding of numbers may result in computational discrepancies.
MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
Gold as at 31 December 2016
Tonnes
Grade
Contained gold
Category
million
g/t
tonnes
Moz
South Africa Measured 14 14.24 204 7
Indicated 227 3.64 826 27
Inferred 12 14.58 175 6
Total 253 4.76 1,205 39
Continental Africa Measured 1 3.29 5 0
Indicated 283 3.07 869 28
Inferred 161 3.37 544 17
Total 446 3.18 1,417 46
Australasia Measured 8 0.67 5 0
Indicated 72 1.85 133 4
Inferred 49 1.92 95 3
Total 129 1.80 233 7
Americas Measured 36 3.38 121 4
Indicated 1,032 0.90 925 30
Inferred 907 0.70 631 20
Total 1,974 0.85 1,677 54
AngloGold
Ashanti total
Measured 59 5.64 335 11
Indicated 1,613 1.71 2,752 88
Inferred 1,130 1.28 1,444 46
Total 2,802 1.62 4,532 146
Rounding of numbers may result in computational discrepancies.
Mineral Resource (inclusive)
Contained gold
215
Moz
Mineral Resource (exclusive)
Contained gold
146
Moz
Mineral Resource
(inclusive) grade
1.68
g/t
Mineral Resource
(exclusive) grade
1.62
g/t
Mineral Resource (inclusive)
Contained gold
3%
increase
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M I N E R A L R E S O U R C E A N D O R E R E S E R V E – S U M M A R Y
( C O N T I N U E D )
ORE RESERVE BY REGION (ATTRIBUTABLE)
Gold as at 31 December 2016
Tonnes
Grade
Contained gold
Category
million
g/t
tonnes
Moz
South Africa
Proved
139
0.57
79
3
Probable
689
1.02
703
23
Total
828
0.94
782
25
Continental Africa Proved
30
0.73
22
1
Probable
217
2.45
531
17
Total
247
2.24
553
18
Australasia
Proved
23
1.23
28
1
Probable
42
2.32
97
3
Total
64
1.94
124
4
Americas
Proved
12
2.67
32
1
Probable
15
4.54
66
2
Total
27
3.69
98
3
AngloGold
Ashanti total
Proved
204
0.79
161
5
Probable
962
1.45
1,396
45
Total
1,165
1.34
1,557
50
Rounding of numbers may result in computational discrepancies.
Ore Reserve contained gold
50
Moz
Ore Reserve grade
1.34
g/t
Picture:
Gramalote, Colombia
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E X P L O R AT I O N
A n g l o G o l d A s h a n t i ’s e x p l o r a t i o n
p r o g r a m m e c o v e r s G r e e n f i e l d s
a n d B r o w n f i e l d s p r o j e c t s , f o c u s e d
o n c r e a t i n g s i g n i f i c a n t v a l u e f o r
t h e c o m p a n y b y p r o v i d i n g l o n g -
t e r m o p t i o n a l i t y a n d i m p r o v i n g t h e
p o r t f o l i o q u a l i t y.
During 2016, the exploration expenditure
amounted to $144m (including equity
accounted investments), which included over
54km of diamond (DD), reverse circulation (RC)
and aircore (AC) drilling. Our exploration work
involves achieving the following objectives:
•
Greenﬁelds exploration, which aims to
discover large, high-value Mineral Resource
that will eventually lead to the development
of new gold mines. AngloGold Ashanti’s
Greenﬁelds exploration team is recognised
as the industry’s most successful in
Mineral Resource discovery by SNL
*
, a
leading industry research group. The team
has a proven track record that includes
the discovery of world-class ore bodies
In Colombia at La Colosa, Gramalote,
and Nuevo Chaquiro; and in Australia at
Tropicana. These discoveries are attributed
to our committed and professional team
of geoscientists working on a portfolio of
highly prospective and rigorously prioritised
Greenﬁelds ground holdings.
•
Brownﬁelds exploration which focuses
on delivering value through incremental
additions to Ore Reserves in existing mines
as well as new discoveries in deﬁned areas
around existing operations. Brownﬁelds
exploration actively drives the creation
of value by growing our major asset, the
Mineral Resource and Ore Reserve. The
brownﬁelds exploration programme is based
on innovation in geological modelling and
mine planning, and continual optimisation of
our asset portfolio.
*
SNL 2016 Strategies for Gold Reserves
Replacement, best for the period studied from
2001-2015, page 16.
GREENFIELDS EXPLORATION
Our greenﬁelds exploration covers more than
9,000km
2
of highly-prospective ground in three
countries; Australia, Colombia and Brazil, and
also has small ground positions in Tanzania,
the United States and Argentina. Greenﬁelds
also initiated focused generative activities in
countries with operational synergies.
In Australia, in the Laverton district, AC drilling
was completed over numerous AngloGold
Ashanti-held targets with 617 holes drilled for a
total of 40,719m. Drilling encountered strong
carbonate-sericite ± silica alteration with
minor pyrite or arsenopyrite in several holes
with brecciated quartz veins also observed.
Several encouraging results from both Ahab
and Pioneer were received. The positive AC
samples from Pioneer were followed-up by six
P L A N N I N G F O R T H E F U T U R E
O U R P L A N N I N G F O R
T H E F U T U R E E N C O M PA S S E S
T H E F O L L O W I N G :
EXPLORATION
This is aimed at ensuring that we have
available a pipeline of Mineral Resource
and Ore Reserve, both at our existing
operations and at new projects, with
the potential to be developed into future
mining operations to ensure the long-
term sustainability of our business.
TECHNOLOGY AND INNOVATION
We invest in the skills and technology
necessary to enable us to access and
exploit, safely and cost efﬁciently, the
extensive deep-level Mineral Resource
which will ensure the long-term future of
our South African operations.
CLOSURE AND REHABILITATION
Given that mining operations exploit a
non-renewable resource, we include
planning for mine closure right from
the start of a mining project. Our
closure planning takes into account
our environmental remediation and
our estimate of social obligations that
follow on from the cessation of mining
operations and closure. All our mining
operations and projects have closure
plans in place.
Picture:
Gramalote, Colombia
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P L A N N I N G F O R T H E F U T U R E
( C O N T I N U E D )
RC holes with three DD tails (702m/471m) and
results of this drilling will be available in early
in 2017.
In late 2016 the Butcher Well and Lake
Carey farm-in agreement was signed
between AngloGold Ashanti and Saracen
Mineral Holdings Limited. AngloGold Ashanti
has acquired earn-in rights for 340km
2
of
tenements on and along the western margin
of Lake Carey in the Laverton district of
Western Australia, including those hosting the
historically-mined Butcher Well gold deposits.
AngloGold Ashanti can earn up to 70% of the
joint venture by spending A$15m within 48
months from commencement date and get
51%, and a further A$10m within 24 months
thereafter. The conditions precedent for the
agreement were met on 22 December 2016,
and the ﬁrst phase of drilling at Butcher Well
is expected to commence in the ﬁrst quarter
of 2017.
At the Strawbridge Project in Western
Australia, the planned AC drilling programme
was completed with 257 AC holes drilled for a
total of 12,770m. Results at Strawbridge from
the AC drilling and geochemical sampling in
2016 returned no signiﬁcant results.
In Colombia, drilling was completed at the
Guintar project (AngloGold Ashanti 100%)
situated 40km west of Medellin. Three DD
holes for 1,219 m were drilled on epithermal
targets above a potential buried porphyry.
Several narrow (2-6m) intervals of anomalous
gold mineralisation >1g/t were intersected.
A re-evaluation of the regional geology
at Guintar, identiﬁed subtle multi-element
epithermal signatures in gravels associated
with N-S trending graben structures. Follow-up
exploration at this new target, Nuevo Guintar,
indicates a potentially preserved epithermal
target. Detailed mapping, soil sampling
and ground geophysics was completed to
delineate drill targets.
In Brazil, the greenﬁelds exploration team
signed a new farm-in and JV agreement with
Luna Gold to explore a ~2,000km
2
tenement
package, located in the Maranhão state of
Brazil. Under the terms of the agreement,
AngloGold Ashanti can spend $14m over four
years to earn a 70% interest in the tenements,
which includes a minimum commitment of $2m.
The JV ofﬁcially initiated in August and regional
mapping and soil sampling programmes were
completed.11 200km of a high resolution
aeromagnetic and radiometric survey were
ﬂown. In parallel, considerable effort has also
been placed on obtaining environmental permits
for planned drilling expected to start in the ﬁrst
quarter of 2017.
In Tanzania, Guinea, Argentina and the United
States, early stage grassroots evaluation and
reconnaissance programmes progressed.
BROWNFIELDS EXPLORATION
Brownﬁelds exploration was carried out in ten
countries, in and around AngloGold Ashanti
operations. A total of 656,350m of DD and RC
drilling was completed during the year.
South Africa: Exploration in the South Africa
region continued with three holes being drilling
at Mponeng’s Western Ultra Deep Levels
(WUDLs). Surface drill holes UD59, UD60 and
UD58A all intersected the VCR during the
year with only UD58A continuing to drill as it
completes its short deﬂection programme.
UD61 and UD63 will start in 2017.
Argentina: At Cerro Vanguardia, drilling
programmes for Mineral Resource creation
and delineation continued during the year
with focus on delineating vein extensions
along strike and at depth in the Cerro
Vanguardia tenements. Mapping, trenching
and channel sampling continued as part of the
reconnaissance programme to identify new
drilling targets. In 2016, a new exploration
earn-in project started in the Claudia
concessions located to the south of the mine.
Work completed at Claudia included mapping,
sampling, geophysics, and initial phase drilling
RC and DD drilling.
Brazil: In the Iron Quadrangle, the
underground drilling programmes for depth
extension related Mineral Resource conversion
continued at both the Cuiabá and Lamego
mines. At Cuiabá, additional drilling was
directed toward satellite mineralisation
bodies that may be accessible from existing
infrastructure. The surface drilling programmes
at the Córrego do Sítio mine continued to inﬁll
and expand oxide Mineral Resource while the
underground programme added extensions to
several ore bodies.
At Serra Grande, exploration drilling continued
to delineate the Inga mineralised structure.
A new mineralised structure called Mangaba
was discovered during the year through
underground drilling and will be followed
up. Geophysical surveys and soil sampling
campaigns continued as part of the target
generation program for the district.
Colombia: Exploration in the Gramalote
area continued with programmes in and
around the Gramalote Central deposit to
complete inﬁll drilling on the saprolite
horizon. Regionally, limited drilling
programmes were also conducted within
the joint venture area.
At La Colosa, the emphasis on other project
related drilling continued with support
to geotechnical, hydrological and site
infrastructure studies.
The Quebradona project work was directed
toward metallurgical and infrastructure drilling
studies during the year.
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P L A N N I N G F O R T H E F U T U R E
( C O N T I N U E D )
Tanzania: Drilling activities included inﬁll drilling
at Nyankanga Block 5 UG (Cut 9), Nyankanga
Cut 7 and 8, Star & Comet Cut 3, Geita Hill
East Cut 2, and Mineral Resource delineation
drilling at Star & Comet UG (Cut 2 and 3)
and Geita Hill East UG. A total of 28,573m
exploration drilling was completed, comprising
10,783m DD from surface, 10,407m
underground DD, and 7,383m RC drilling.
Routine geological pit mapping continued at
Nyankanga Cut 7 and 8, Geita Hill East and
West as well as Star & Comet Underground. In
addition, a review of the preliminary geological
interpretations of Kukuluma and Matandani
was conducted. Detailed mapping was also
conducted at Selous, ahead of planned drill-
testing of this target.
The 3D Seismic Survey data acquisition within
the central Geita area was successfully and an
interpretation session of the initial processed
data was conducted during December. A ﬁnal
interpretation and targeting session on site is
planned for the ﬁrst quarter of 2017.
Guinea: Exploration drilling focused on inﬁll
and reconnaissance drilling at Seguelen, Bidini,
Tubani, Kami, Silakoro, Soloni, Kalamagna
PB2, Boukaria West and Balato NE. A total
of 57,974m was drilled during the year,
comprising 3,336m DD, 7,894m RCDD,
43,714m RC, and 3,030m AC drilling. Other
exploration activities included geochemical
soil sampling, geometallurgical investigations,
and the completion of LIDAR and airborne
geophysical surveys.
Ghana: No exploration was conducted at
Obuasi. Exploration at Iduapriem focused
on inﬁll drilling at Block 7&8, Mineral
Resource delineation drilling at Block 4S and
reconnaissance drilling at the Bankyem (Block 1
East), Block 1 West, Mile 5 and Nueng targets.
A total of 11,316m was drilled, comprising
8,275m DD and 3,041m RC. Soil geochemical
surveys were also completed over various target
areas as part of a lease-scale programme.
Democratic Republic of the Congo: Drilling
at Kibali totalled 28,111m, of which 19,434m
was mine based drilling and 8,677m was on
regional targets. Of the 28,111m DD drilling
comprised 6,660m with the remaining being
RC drilling. The exploration aimed to fulﬁl
three main objectives: Mineral Resource-
Ore Reserve replacement, potential oxide
displacement ounces, and identify and
develop new targets.
Mine based exploration took place at the
Rhino-Agbarabo-Kombokolo area, Pakaka,
Pamao, Tete Bakangwe, Kanga Sud, Ndala
Village, Aerodrome and Sessenge Southwest,
regional exploration was focused on the
Kalimva-Ikamva targets in the north, Memekazi
Ridge, and the Aindi Watsa-Dilolo-Zambula
targets in the south.
Mali: A total of 21,383m of exploration drilling
was completed at Sadiola, comprising of
20,671m RC and 712m DD. Reconnaissance
drilling for oxides concentrated on FNa,
FNb-c and FN3 along the Sadiola North East
mineralisation trend, FE2S, Voyager East and
FE1W. While inﬁll and deeper Mineral Resource
delineation drilling targeted primarily SSP North
and Tambali in support of the Sadiola Sulphide
Project (SSP).
Australia: Underground Mineral Resource
development drilling continued at Sunrise
Dam throughout the year. Exploration DD
focused primarily on increasing Indicated
Mineral Resource (primarily in Vogue South),
Reconnaissance drilling in Vogue Deeps
and Mineral Resource creation drilling in
the Carey Shear. Underground RC drilling
continued to focus on converting the
Indicated Mineral Resource into a minable
Grade Control block model for use in stope
development designs. Key DD drilling
platforms have started being developed,
which will be utilised over the life of mine to
drill test exploration targets along the strike
length of the deposit.
At Tropicana, the Long Island 100m x 100m
drilling programme to test the strike extent and
down-dip extensions of the known mineralised
system at Tropicana was completed during
December, 2016. In the period, additional
closer spaced drilling was undertaken at
Boston Shaker to achieve Indicated Mineral
Resource classiﬁcation, and minor inﬁll drill
programmes were completed at Tropicana,
Havana and Havana South. A total of
35,618m of RC and 55,516m of DD drilling
were completed.
Regional brownﬁelds exploration based out
of TGM consisted of AC, RC and DD drilling
totalling 50,083m. In detail, this consisted of
29,927m of AC, 9,971m of RC and 3,852m
of DD drilling. A number of encouraging Au
assay results were intercepted from RC and
AC drilling at the Sanpan, Voodoo Child,
Madras, Angel Eyes, Paradise and New
Zebra prospects, with results at the newly
established New Zebra prospect particularly
signiﬁcant and drilling at Tumbleweed
producing disappointing results.
Data from the seismic survey completed over
the Crouching Tiger and Havana South areas
merged with the 2014 Tropicana-Havana
seismic survey. Currently work is focusing on
interpretation of the merged seismic survey
model to identify potential strike and down-
dip extensions to the Tropicana gold system.
A signiﬁcant re-interpretation of the structural
architecture of the belt was developed
and delivered a considerable pipeline of
exploration targets.
More detail on the company’s exploration
work for the year is included under the
Exploration updates on the website at
www.anglogoldashanti.com.
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T E C H N O L O G Y A N D I N N O VAT I O N
The Technology Innovation
Consortium has as its aim the
design of next generation mining
methods, equipment and processes.
This involves a step change in the technology
required to enable AngloGold Ashanti to mine
safely, at deeper levels of 5,000m and more
below surface, and to create a signiﬁcant
improvement in and extend the lives of
current operations.
The consortium’s long-term objective is to
safely extract all of the gold, only the gold, all
of the time, by boring out the high-grade reef
and leaving behind the waste.
Work to date has focused on clear stage-
gates for reef boring, ore body knowledge and
the ultra-high strength backﬁll project, with the
ultimate aim of achieving the desired machine
and system efﬁciencies. There was pleasing
progress in 2016 towards the overall objective
of enabling the mechanical extraction of gold-
bearing reefs where it is being tested in the
deep-level South African mines.
Progress made in 2016 and the highlights of
the project are set out below.
REEF BORING – SMALL RANGE
As planned, the Sandvik/Cubex machine was
commissioned in 2016 at the Savuka section
of the TauTona mine but due to technical
challenges faced during the stage gate reviews,
the programme had to be discontinued and the
machine will be decommissioned.
REEF BORING – MEDIUM RANGE:
MK IV Machine Test site
During 2016 the MK IV machine was
commissioned in the test site at TauTona and
has drilled 23 holes, with four holes drilled in
the fourth quarter of 2016. It was determined
that the quality of the holes regressed due
to the self-pinning cylinders failing during the
drilling cycle. This caused the machine to veer
off the planned trajectory. Several new designs
were investigated with the OEM Atlantis and
improvements are ongoing. The addition of
active sensors/pegs veriﬁed the potential of
the machine to orientate, locate and direct
itself to the next drilling position.
A decision was made to designate the MKIV
for all research and development trials and
to ensure that design targets are met on this
proto-type machine prior to any further reef
boring machine purchases taking place. These
trials will include the results from the integrity
test and furthermore improvements on the
active peg system, hydro-transport, self-pinning
cylinders and in hole cleaning. A structural
integrity test was conducted by a company
specialising in this ﬁeld of work to determine
the integrity of the machine with the report
scheduled for ﬁnalisation in the ﬁrst quarter in
2017, upon which decisions regards potential
alterations or design changes will be made.
MK III Machines
Carbon Leader Reef (CLR) prototype site
Drilling continued with three MK III machines
in the CLR block, machines drilled 33 holes
in the ﬁrst half of the year. At the end of the
second quarter, geotechnical concerns resulted
in a revised extraction strategy that resulted in
the loss of some current mining ground and
consequently the reduction of one machine.
Ventersdorp Contact Reef (VCR) prototype site
After a premature failure of the 980mm reamer,
a decision was made to continue drilling with
the 660mm reamer. Work will continue to
enhance the design of the 980mm reamer.
Seven holes were drilled in the fourth quarter
of 2016.
During the year, an MK III machine was
installed in the VCR site and drilling
commenced in third quarter after
commissioning. The usual teething problems
associated with a commissioning process
were resolved.
Work will continue at both sites in a stage
gate approach as more is learnt about the
machines from trials as well as from the
integrity test. The aim is to achieve consistent
performance to prove the economic viability of
the project.
ORE BODY KNOWLEDGE AND EXPLORATION
The year started with the ﬁnal accuracy trial
on the Sandvik/Cubex machine. The aim was
to improve the targeted accuracy. Analysis
of the holes drilled and results indicated that
they did follow a similar trend, implying that a
correction factor could be applied to ensure
an accurate end point is reached. Drilling
trials with the Bohrmeister ﬁt-for-purpose drill
rig commenced in the fourth quarter after its
commissioning at TauTona. The ﬁrst stage
gates were met when four holes had been
drilled at the set drilling target rate (8m/hr) and
hole depth (100m) at different inclinations. After
the compressor started losing pressure, the
trial was stopped for repairs to the unit. This
machine was replaced with the ﬁt-for-purpose
Bohrmeister drill rig during the fourth quarter.
Drilling for the next stage gate will begin in the
ﬁrst half of 2017. This stage gate will aim to
improve on the accuracy of the drilled holes.
In-hole surveying for data collection
remains a technical challenge and design
modiﬁcations on the deployment mechanism
are currently underway.
ULTRA-HIGH STRENGTH BACKFILL
To date, two ultra-high strength backﬁll
(UHSB) plants were successfully
commissioned; one plant at the CLR site and
the other at the VCR site at TauTona. These
plants are in full operation and have the
capability to mix the dry tailings underground
with other ingredients, thereafter pumping
the ﬁnal product at 4m³/hour over a distance
of 600m.
Engineering construction and equipping
of the Savuka CLR plant and the TauTona
P L A N N I N G F O R T H E F U T U R E
( C O N T I N U E D )
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P L A N N I N G F O R T H E F U T U R E
( C O N T I N U E D )
B120 plant will commence as soon as the
site excavation has been completed in the
ﬁrst half of 2017. Construction of the surface
solution plant was completed In the fourth
quarter of 2016. This plant is expected to
allow for pumping the UHSB solution (UHSB
product excluding cement) from surface to
the B120 plant underground.
Mponeng extraction ratio improvement
project product development is in progress.
A range of designs have been tested and the
characteristics modelled by rock engineering.
Final results are pending before a suitable
product can be identiﬁed.
R E H A B I L I TAT I O N A N D C L O S U R E
R e h a b i l i t a t i o n a n d c l o s u r e m a k e
u p t h e f i n a l s t a g e i n t h e m i n i n g
p r o c e s s , o n c e a l l t h e g o l d - b e a r i n g
o r e h a s b e e n d e p l e t e d a n d m i n e d
o u t , t h a t i s w h e n t h e l i f e o f m i n e
h a s e n d e d .
This happens as mines eventually exhaust
their economically viable resources and mining
operations cease. Although ﬁnalisation of this
stage comes at the end of the mine life, at
AngloGold Ashanti planning for mine closure
is incorporated into our mine plans at the start
of the exploration stage. We then continually
revise the processes and plans to adapt to
any relevant changes that may be applicable
during the life of mine. Once mining activities
cease, the ﬁnal closure plan is implemented.
Responsible closure planning follows a holistic
approach, taking into account all aspects of
pre-operational planning, operational activities
and post-closure activity.
The approach for many of our older mines is to
incorporate closure considerations into existing
operational plans as far as possible, to reduce
operating and ﬁnal closure costs and to mitigate
the socio-economic impacts of closure. To
support this goal, we apply a comprehensive
closure planning management standard and
guidelines that offer practical assistance to
operations on how to apply the standard.
The purpose of the closure management
standard is to facilitate the design and
implementation of closure plans to the extent
possible during the life of a mine.
In our newer operations, planning for
closure begins at mine conception and is
incorporated in mine design – in essence,
new mines are designed with closure in mind.
Social considerations are also addressed, as
communities close to the mine may be affected
by closure. The closure planning standard
provides for continuing community engagement
and the development, where possible, of
alternative livelihoods to mitigate the impact
of closure. The objectives for overall closure,
including social and workforce aspects, are
clearly identiﬁed in closure plans, as these guide
the deﬁnition of applicable options.
Our approach to the rehabilitation process
is governed by our land use and biodiversity
management standards and adapted for
site-speciﬁc requirements. These standards
include legal compliance as a minimum. We
have set out some speciﬁc examples of the
rehabilitation and closure processes and/or
plans under the regional reviews. Concurrent
rehabilitation is undertaken where feasible,
balanced against the need to avoid limiting
access to resources in the future.
REMEDIATION OBLIGATIONS AND PROVISIONS
The company’s long-term environmental
remediation obligations include
decommissioning and restoration liabilities
relating to past operations. These obligations
are based on an operation’s Environmental
Management Plan and the relevant
regulatory requirements. An assessment
of closure liabilities is undertaken annually
and these liabilities are presented in the
table overleaf.
Provisions for remediation costs are made
when there is a present obligation, when it
is probable that expenditure on remediation
work will be required and when the cost
can be estimated within a reasonable range
of possible outcomes. These costs are
based on information currently available,
the technology expected to be available
at the time of the clean-up, the expected
time-frame for remediation, laws and
regulations presently or virtually certain to
be enacted, and previous experience of
remediation. Provision for restoration and
decommissioning costs is made at the
present value of the expenditures expected
to settle the obligation using estimated cash
ﬂows based on current prices and discounted
at a pre-tax rate that reﬂects current market
assessments of the time value of money.
Picture:
Varkenslaagte, West Wits, South Africa
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P L A N N I N G F O R T H E F U T U R E
( C O N T I N U E D )
REHABILITATION LIABILITIES PER OPERATION ($ MILLION)
Operation
2016
2015
Restoration Decommissioning
Total
Total
South Africa
14.8
80.4
95.2
95.3
Kopanang
1.1
12.1
13.2
13.6
Moab Khotsong
(1)
4.2
29.1
33.3
37.5
TauTona
(2)
3.6
11.9
15.5
14.0
Mponeng
2.6
5.5
8.1
5.9
Legacy projects
- Vaal River
–
4.2
4.2
4.7
- West Wits
–
0.3
0.3
0.3
- Other
0.2
–
0.2
0.3
First Uranium SA
3.1
16.4
19.5
18.2
Nufcor
–
0.9
0.9
0.8
Continental Africa
261.7
168.1
429.8
425.1
Ghana
Iduapriem
35.7
8.3
44.0
41.5
Obuasi
(3)
154.0
62.2
216.2
209.8
Guinea
Siguiri
28.1
27.9
56.0
61.2
Mali
(4)
Morila
–
7.0
7.0
8.6
Sadiola
14.7
12.5
27.2
26.6
Yatela
4.5
10.1
14.6
14.2
DRC
Kibali
(4)
–
9.5
9.5
7.0
Tanzania
Geita
24.7
30.6
55.3
56.2
Operation
2016
2015
Restoration Decommissioning
Total
Total
Australasia
42.5
28.9
71.4
61.4
Australia
Sunrise Dam
19.7
10.0
29.7
30.3
Tropicana
22.8
18.9
41.7
31.1
Americas
108.1
41.0
149.1
137.5
Argentina
Cerro Vanguardia
45.8
17.5
63.3
60.3
Brazil
AGA Mineração
44.9
16.5
61.4
58.0
Serra Grande
9.6
7.0
16.6
14.1
United States of America
Cripple Creek & Victor & Other
0.5
–
0.5
0.5
Colombia
La Colosa
7.0
–
7.0
4.6
Gramalote
(4)
0.3
–
0.3
–
Other
3.7
–
3.7
6.0
430.8
318.4
749.2
725.3
Less equity-accounted
investments included above
(4)
(4.9)
(39.1)
(44.0)
(42.2)
425.9
279.3
705.2
683.1
(1)
Includes Great Noligwa.
(2)
Includes
Savuka.
(3)
Includes Mpasatia (Bibiani pit).
(4)
The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.
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Both production and cost estimates assume neither operational or labour interruptions or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold
Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016, ﬁled with the United States
Securities and Exchange Commission.
T H E Y E A R A H E A D – O U T L O O K
GUIDANCE 2017
Guidance
Notes
Production
(000oz)
3,600 – 3,750
•
Obuasi on care and maintenance with no production anticipated in 2017.
•
Note that there is, as always, a strong negative impact expected in the ﬁrst half of the year given the slow start-up in South Africa following the holiday break, and interruptions around the Easter break.
Costs
All-in sustaining costs ($/oz)
1,050 – 1,100
Assumptions: R14.25/$, $/A$0.75, BRL3.40/$, APS16.50/$; Brent $58/bl
Total cash costs ($/oz)
750 – 800
Overheads
Corporate costs ($m)
80 – 90
Inﬂation and retention of critical skills and skills development
Expensed exploration and study costs ($m)
170 – 190
Including equity-accounted joint ventures
Capital expenditure
Total ($m)
950 – 1,050
Sustaining ($m)
830 – 900
Stay-in-business, Ore Reserve development and asset integrity. Increase in sustaining capital expenditure at Geita, AGA Mineração and Sunrise Dam
Non-sustaining ($m)
120 – 150
Includes project capital for projects at Siguiri, Kibali, Sadiola and Mponeng
Depreciation and amortisation
($m)
850
Depreciation and amortisation – included in
equity-accounted earnings
($m)
125
Earnings of associates and joint ventures
Interest and ﬁnance costs – income statement
($m)
140
Interest and ﬁnance costs – cash ﬂow
($m)
135
Affected by timing of coupon payments
Other operating expenses
($m)
85
Primarily includes the costs of care and maintenance relating to Obuasi
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S E C T I O N 5
L E A D E R S H I P A N D A C C O U N T A B I L I T Y
The board /
133
Executive management /
134
Audit and Risk Committee:
chairman’s letter /
135
Corporate governance /
138
Remuneration and Human Resources
Committee: chairman’s letter /
145
Remuneration report /
147
Approvals and assurances /
170
In this section, we review our
performance and philosophy regarding
corporate governance, remuneration and
assurance of the information presented.
Picture: Mponeng, South Africa
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T H E B O A R D
LENGTH OF
SERVICE ON
THE BOARD
•
Less than three years
36
•
From three to eight years
46
•
More than eight years
18
%
HDSAs
•
HDSA
45
•
Other South Africans
10
•
Non-South Africans
45
%
INDEPENDENT NON-EXECUTIVE DIRECTORS
1. Sipho Pityana
(Chairman)
2.
Wiseman Nkuhlu
(Deputy chairman)
3.
Albert Garner
4.
Rhidwaan Gasant
5.
Dave Hodgson
6.
Nozipho January-Bardill
7.
Michael Kirkwood
8.
Maria Richter
9.
Rodney Ruston
EXECUTIVE DIRECTORS
10.
Srinivasan Venkatakrishnan
(Chief Executive Ofﬁcer)
11. Christine Ramon
(Chief Financial Ofﬁcer)
COMPANY SECRETARY
12. Maria Sanz Perez
T h e o v e r r i d i n g r o l e o f
A n g l o G o l d A s h a n t i ’s b o a r d
o f d i r e c t o r s i s t o e n s u r e
t h e l o n g - t e r m s u s t a i n a b i l i t y
a n d s u c c e s s o f t h e b u s i n e s s ,
f o r t h e m u t u a l b e n e f i t o f
a l l s t a k e h o l d e r s .
7 3% 2 7%
M a l e F e m a l e
G e n d e r b r e a k d o w n o f t h e b o a r d
Picture:
Geita, Tanzania
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E X E C U T I V E M A N A G E M E N T
LENGTH OF
SERVICE BY
EXECUTIVE
MANAGEMENT
•
Less than five years
33
•
From five to ten years
22
•
More than ten years
45
%
HDSAs
•
HDSA
33
•
Other South Africans
22
•
Non-South Africans
45
%
1.
Srinivasan Venkatakrishnan
(Chief Executive Ofﬁcer)
2.
Christine Ramon
(Chief Financial Ofﬁcer)
3.
Chris Sheppard
4.
Charles Carter
5.
Graham Ehm
6.
Ron Largent
7.
David Noko
8.
Maria Sanz Perez
9.
Tirelo Sibisi
A n g l o G o l d A s h a n t i ’s e x e c u t i v e
m a n a g e m e n t t e a m ( E x e c u t i v e
C o m m i t t e e ) c o m p r i s e s n i n e
m e m b e r s o f w h o m t w o a r e
e x e c u t i v e d i r e c t o r s .
This committee oversees the day-to-day
management of the group’s activities
and is supported by country and regional
management teams as well as by group
corporate functions.
6 7% 3 3%
M a l e F e m a l e
G e n d e r b r e a k d o w n o f
e x e c u t i v e m a n a g e m e n t
Picture:
Mponeng, South Africa
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A U D I T A N D R I S K C O M M I T T E E – C H A I R M A N ’ S L E T T E R
Rhidwaan Gasant
Chairman: Audit and Risk Committee
N
othing has come to the attention
of the Audit and Risk Committee
to make it believe that the systems
of internal control and internal control over
ﬁnancial reporting are not adequate in its
design and effective in its operation to provide
management with a sound basis to prepare
ﬁnancial reports which are reliable and free
of material misstatement. The Audit and
Risk Committee has based its conclusion
in this regard on the reports received from
external audit, internal audit and executive
management through the combined
assurance process.
View CV
QUARTER ONE
•
Evaluated the performance of the external auditors and nominated the appointment of EY as external auditors to the shareholders after considering the length of tenure as auditors
•
Assessed the expertise and experience of the Chief Financial Ofﬁcer and the ﬁnance function
•
Reviewed and recommended to the board the quarterly results for Quarter 4 2015
•
Reviewed and approved the 2015 integrated report for recommendation to the board
•
Reviewed and approved the annual ﬁnancial statements and Form 20-F for 2015
•
Reviewed and approved the internal audit charter and performance objectives for 2016
•
Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report
•
Assessed management’s assessment of impairments of assets and goodwill
•
Considered the dividend proposal put forward by management
•
Considered the results of the self-assessment results of the committee
•
Considered and approved the move from quarterly to interim ﬁnancial reporting
•
Considered and approved the tax management strategy
D I S C H A R G E O F R E S P O N S I B I L I T I E S D U R I N G 2 0 1 6
(Quarters represent calendar quarters)
T h e A u d i t a n d R i s k C o m m i t t e e c a n
c o n f i r m t h a t t h e f i n a n c i a l a n d r i s k
m a n a g e m e n t i n f o r m a t i o n p r o v i d e d
i n t h e I n t e g r a t e d R e p o r t a c c u r a t e l y
r e f l e c t s t h e i n f o r m a t i o n t h a t h a s
b e e n r e p o r t e d t o t h e c o m m i t t e e
b y m a n a g e m e n t .
Picture:
Serra Grande, Brazil
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A U D I T A N D R I S K C O M M I T T E E – C H A I R M A N ’ S L E T T E R
( C O N T I N U E D )
QUARTER TWO
•
Received a technical update on
changes in ﬁnancial reporting standards
•
Received a detailed update from the
Compliance Ofﬁcer on compliance to
legislation and ongoing training
•
Reviewed the global insurance renewal
process and commented on potential
gaps, if any
•
Reviewed and approved the quarterly
market update
QUARTER THREE
•
Reviewed and approved the half-year
market update
•
Considered and approved the external
auditor’s integrated audit plan and
associated fee budget
•
Considered and discussed the company’s
approach in terms of cyber defence
•
Reviewed and approved the interim results
•
Considered the accounting and auditing
matters raised by management and the
external auditors respectively
•
Received a technical update on
changes in ﬁnancial reporting standards
•
Considered asset and other impairments
•
Assessed the basis on which the
company and group was determined to
be a going-concern
QUARTER FOUR
•
Received a detailed update from the
Compliance Ofﬁcer on compliance to
legislation and ongoing training
•
Considered for recommendation to the
board the Group Delegation of Authority
•
Assessed the performance of the SVP:
Group Internal Audit and the internal
audit function
•
Reviewed and approved the quarterly
market update
AT ALL MEETINGS
•
Received reports from:
• Internal audit on its activities
•
Sarbanes-Oxley Compliance on its
activities
•
The Risk Manager and had detailed
discussion on an agreed risk theme
•
The Chief Information Ofﬁcer on the
governance of IT
•
Management on the implementation
of SAP at Geita
• Subsidiary audit committees
•
Internal audit on whistleblowing
reports and outcomes
•
Group Legal Counsel on all material
litigations and the impact on ﬁnancial
reporting
•
The Group Tax Manager on tax
exposures for the group and
management of these
•
Approval of non-audit services
•
Held closed sessions with internal audit,
external audit and management
•
Received an update on JSE listing
requirements
•
Assessed the implementation of the
combined assurance model
Management has established and maintains
internal controls and procedures, which are
reviewed by the Audit and Risk Committee
and reported on through regular reports
to the board. These internal controls and
procedures are designed to identify and
manage, rather than eliminate, the risk of
control malfunction and aims to provide
reasonable but not absolute assurance
that these risks are well managed and that
material misstatements and/or loss will not
materialise. The Audit and Risk Committee
closely monitored the actions implemented
by management during 2016 to enhance
the AngloGold Ashanti combined assurance
model and to ensure integration between the
various in-house assurance providers.
E X T E R N A L A U D I T O R
I N D E P E N D E N C E
In order to safeguard auditor independence,
a formal policy on the approval of all non-
audit related services has been approved
and implemented. In terms of the policy the
Audit and Risk Committee has established
that the sum of the non-audit and tax fees in
a year must not exceed 40% of the sum of
the audit and audit related fees in the year.
The Audit and Risk Committee received a
quarterly update on the tax and non-audit
fees as a percentage of the total audit and
audit related fees and are comfortable that
the external auditor’s independence had not
been jeopardised. During 2016, external audit
Picture:
Geita, Tanzania
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A U D I T A N D R I S K C O M M I T T E E – C H A I R M A N ’ S L E T T E R
( C O N T I N U E D )
fees were made up of audit services ($5.2m),
audit related services ($0.69m), non-audit fees
($0.02m) and tax services ($0.2m).
T R A N S F O R M AT I O N O F T H E
E X T E R N A L A U D I T
In the spirit of AngloGold Ashanti’s
commitment to transformation, the Audit
and Risk Committee closely monitors and
guides the transformation within the context
of the external audit. The current auditors
Ernst & Young Inc. (EY) is a level 1 contributor
and, under the guidance of the Audit and
Risk Committee, certain AngloGold Ashanti
subsidiaries, such as MWS, an entity acquired
in July 2012 for $335m and the Rehabilitation
Trust with a gross asset value of R1.3bn, are
audited by Nexia SAB&T, a level 1 contributor.
In addition, Nexia SAB&T also performs certain
audit work of the South African operations
under the supervision of EY.
P R O C E E D I N G S A N D
P E R F O R M A N C E R E V I E W
During 2016, the Audit and Risk Committee
formally met ﬁve times and all members of the
committee attended the meetings. Details on
attendance can be found on page 141 of
this
<IR>
.
T H E Y E A R A H E A D
•
Continue to monitor the maturity of the
internal control and internal control over
ﬁnancial reporting environments
•
Continue to monitor key ﬁnancial accounting
and reporting requirements that can impact
on the group
•
Continue to monitor the reﬁnement of the
maturing combined assurance process
of the group, focusing on the successful
integration of the core technical engineering
and mining disciplines into the process
•
Monitor the implementation of SAP at Siguiri
in the Continental Africa region
•
Continue to monitor the management of
key strategic risks by the executive
management team
•
Continue to monitor the activities of internal
audit, external audit, compliance and
whistleblowing
•
Monitor the progress in aligning with the
requirements of King IV
•
Monitor the progress in embedding
new processes and controls to meet
the requirements of the new accounting
standards on Leases applicable from
1 January 2019.
C O N C L U S I O N
The Audit and Risk Committee is satisﬁed
that it has considered and discharged
its responsibilities in accordance with its
mandate and terms of reference during
the year under review. For a more detailed
report on the activities of the Audit and
Risk Committee, refer to the
<AFS>
pages
4 to 8.
Rhidwaan Gasant
Chairman: Audit and Risk Committee
22 March 2017
Picture:
Mponeng, South Africa
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G o o d c o r p o r a t e g o v e r n a n c e i s
a n i n t e g r a l p a r t o f t h e g r o u p ’s
s u s t a i n a b i l i t y. A d h e r e n c e t o t h e
s t a n d a r d s a n d r e c o m m e n d a t i o n s
s e t o u t i n t h e K i n g I I I R e p o r t
a n d o t h e r r e l e v a n t l a w s a n d
r e g u l a t i o n s i s v i t a l t o a c h i e v i n g
o u r s t r a t e g i c p r i o r i t i e s .
Corporate governance forms an overarching
framework in which the business operates and
AngloGold Ashanti is committed to promoting
good governance and ethics within all areas
of the business. To achieve this, the group
continues to enhance and align its governance
structures, policies and procedures to support
its operating environment and strategy.
APPLICATION OF KING III PRINCIPLES
Application of and adherence to the King
III principles continues to be a key focus.
AngloGold Ashanti reviewed its application of
the King III principles against the JSE Listings
Requirements through the Governance
Assessment Instrument tool of the Institute of
Directors in Southern Africa and is satisﬁed that
it has applied the King III principles. A detailed
analysis of the company’s compliance with the
King Code of Governance for South Africa,
dated March 2017, is available on the company’s
website, www.anglogoldashanti.com.
G O V E R N A N C E R E V I E W
The company is governed by a unitary
board of directors, the composition of
which promotes the balance of power and
of authority and precludes any one director
from dominating decision-making. The
board is supported by its committees and
has delegated certain functions to these
committees without abdicating any of its
own responsibilities. This process of formal
delegation involves approved and documented
terms of reference, which are reviewed when
required, or at least annually.
It is the responsibility of the board to
exercise oversight of governance throughout
the organisation. We acknowledge that
sound governance principles and practices
underpin the creation of value and the
sustainability of the business, and are
thus crucial to the achievement of the
business objectives. AngloGold Ashanti
also recognises that strategy, performance,
sustainability and risk are inseparable. Our
values-driven culture and code of ethics
underpins AngloGold Ashanti’s governance
structures and processes, committing the
company to high standards of business
integrity and ethics in all its activities.
The governance of the company is guided
by internal policies and external laws, rules,
regulations and best practice guidelines.
Governance structures and processes
are reviewed regularly and adapted to
accommodate internal developments and to
reﬂect national and international best practices.
T H E B O A R D O F D I R E C T O R S
ROLE OF THE BOARD
The overriding role of the board is to ensure
the long-term sustainability and success
of the business, for the mutual beneﬁt of
all stakeholders. Its overall role is one of
strategic leadership. This includes the setting,
monitoring and review of strategic targets and
objectives, the approval of capital expenditure,
acquisitions and disposals, and oversight
of governance, internal controls and risk
management. The duties, responsibilities
and powers of the board, the delegation of
authority and matters reserved for the board’s
authority are all set out in the board charter,
which is available on the company’s website,
www.anglogoldashanti.com.
COMPOSITION OF THE BOARD OF DIRECTORS
Board membership at year-end comprised
eleven directors, nine independent non-
executive directors and two executive
directors. The independence of non-executive
directors is contingent upon an evaluation as
prescribed by King III.
The board appointed Wiseman Nkuhlu as
Deputy Chairman in March 2014. The principal
role of the Deputy Chairman is to act when the
board Chairman is not present or is unable to
perform his duties for any other reason, and
to serve as liaison between the non-executive
directors and the board Chairman.
The group’s Chief Executive Ofﬁcer, Srinivasan
Venkatakrishnan, is responsible for the
execution of the company’s strategy and
reports to the board. He chairs the Executive
Committee that comprises nine members, and
is responsible for the day-to-day management
of the group’s affairs. The committee’s
work is supported by country and regional
management teams as well as by group
corporate functions.
The group has a Chief Financial Ofﬁcer.
This position is held by Christine Ramon. As
required by the JSE Listings Requirements,
the Audit and Risk Committee annually
considers and expresses its satisfaction at
the level of expertise and experience of the
Chief Financial Ofﬁcer.
The Audit and Risk Committee concluded
that Christine Ramon, together with other
members of the ﬁnancial management team,
had effectively and efﬁciently managed the
group’s ﬁnancial affairs during the period
under review as detailed in the Chief
Financial Ofﬁcer’s report, which is included
in the
<AFS>
.
C O R P O R A T E G O V E R N A N C E
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C O R P O R A T E G O V E R N A N C E
( C O N T I N U E D )
APPOINTMENT AND ROTATION OF DIRECTORS
New directors are appointed pursuant to
the recommendations of the Nominations
Committee, which conducts a rigorous
assessment of the credentials of each
candidate. Several factors including the
requirements of relevant legislation, best
practice recommendations, qualiﬁcations and
skills of prospective board members and the
requirements of the Directors’ Fit and Proper
Standards of the company, as well as regional
demographics are considered in appointing
board members.
During the year, the board approved a policy
on the promotion of gender diversity at board
level which aims to ensure that at least 30%
of the board comprises of women when the
composition of the board and succession
planning is considered. In line with the gender
diversity policy, the board announced the
appointment of Sindi Zilwa as an independent
non-executive director with effect from 1 April
2017, subject to shareholder approval at the
next annual general meeting (AGM).
In terms of the company’s Memorandum of
Incorporation (MOI), one third of the directors
are required to retire at each annual general
meeting and, if they are eligible and available
for re-election, will be put forward for re-
election by shareholders. Those directors
eligible for re-election at the forthcoming
AGM are, Sipho Pityana, Rodney Ruston and
Maria Richter. Professor Nkuhlu shall retire
from ofﬁce at the AGM in accordance with the
company’s MOI and does not offer himself for
re-election. See the
<NOM>
.
Following the abovementioned changes to
the board, 36% of the board will comprise of
women against the voluntary target of 30%.
DIRECTORS’ INTERESTS
Directors are required to declare their interests
annually and to disclose any conﬂicts of interest,
if and when they arise, to determine whether
there are any that conﬂict with their duties at
AngloGold Ashanti. Once a conﬂict has been
disclosed, it is managed appropriately by the
board. A Declaration of Interest form is updated
by the Company Secretary and any new
interest is declared at each meeting.
DIRECTORS’ DEALINGS IN SHARES AND
CLOSED PERIODS
The Company Secretary informs the board and
AngloGold Ashanti employees of its closed
periods, during which trade in AngloGold
Ashanti shares by directors, senior divisional
management and by restricted participants
in the company’s various share incentive
schemes is prohibited.
All directors’ dealings require the prior approval
of the Chairman and the Company Secretary
who retains a record of all such share dealings.
INDEPENDENCE OF DIRECTORS
Determination of director independence
is guided by King III, the Companies Act,
the requirements of the JSE and the NYSE
independence test, the company’s internal policy
on independence, as well as best practice. All
directors were found to be independent in terms
of character and judgement.
BOARD AND COMMITTEE EVALUATIONS
The performance of the board is evaluated
annually and includes:
•
an assessment of the performance and
effectiveness of the board as a whole and
that of individual directors
•
an evaluation of each committee by members
of the committee as well as an evaluation of
the chairperson of the committee
•
the Company Secretary
An external board evaluation is conducted
every third year and for the other two years,
the Company Secretary facilitates the process.
In 2016 an internal assessment was conducted,
the results of which were discussed by the
Nominations Committee and the board in
February 2017 and an action plan developed
for areas of reﬁnement.
COMPANY SECRETARY
The Company Secretary, Maria Sanz Perez,
is responsible for developing, implementing
and maintaining effective processes and
procedures to support the board and its
committees in the discharge of their duties and
responsibilities. She advises the board and
individual directors on their ﬁduciary duties and
on corporate governance requirements and
best practices.
In line with the JSE Listings Requirements,
the board evaluated the qualiﬁcations,
competence and experience of the Company
Secretary in December 2016 and was satisﬁed
that Maria Sanz Perez is qualiﬁed to serve as
Company Secretary. The board also conﬁrmed
the Company Secretary’s independence
and that the Company Secretary maintains
an arms-length relationship with the board
when carrying out her duties. The Company
Secretary is not a director of the company and
has no personal associations with any of the
directors. Maria Sanz Perez’s qualiﬁcations
and experience can be viewed in the sections
entitled The board and Executive Management
in this report and on the website,
www.anglogoldashanti.com.
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C O R P O R A T E G O V E R N A N C E
( C O N T I N U E D )
AUDIT AND RISK COMMITTEE
Brief summary of responsibilities:
The Audit and Risk Committee oversees the
integrity of ﬁnancial reporting, the existence
of proper internal controls, the integrity of
the
<IR>
and risk management processes
and assesses the company’s continuing
ability to operate as a going concern. The
committee assists the board with the oversight
of IT governance, risk management and
the implementation of a group ethics and
regulatory compliance programme. It ensures
the company has qualiﬁed external auditors
and internal auditors.
More detailed information on the committee’s
achievements is available in the committee
chairman’s report in the
<AFS>
.
The latest approved Audit and Risk
Committee Terms of Reference, containing
detailed information regarding the
committee’s responsibilities and mandate,
are available on the company’s website,
www.anglogoldashanti.com/en/About-Us/
corporategovernance/Pages/default.aspx
SOCIAL, ETHICS AND
SUSTAINABILITY COMMITTEE
Brief summary of responsibilities:
The key responsibility of the Social, Ethics
and Sustainability Committee is to assist the
board in monitoring matters relating to safety,
health, the environment and ethical conduct
and to ensure that the company develops and
behaves as a responsible corporate citizen.
The committee ensures that the sustainability
strategy positions the company as a leader in
mining and that sustainability objectives are
effectively integrated into the business.
The latest approved Social, Ethics and
Sustainability Committee Terms of
Reference, containing detailed information
regarding the committee’s responsibilities
and mandate, are available on the
company’s website, www.anglogoldashanti.
com/en/sustainability/policies/Pages/
default.aspx
REMUNERATION AND HUMAN
RESOURCES COMMITTEE
Brief summary of responsibilities:
This Remuneration and Human Resources
Committee assists the board in ensuring that
AngloGold Ashanti’s remuneration policies
are in its long-term interests. The committee
ensures that in terms of the decisions made,
non-executive directors, executive directors,
senior management and all other employees
are fairly and responsibly remunerated and that
shareholder value is delivered. It assists the
board in the development of the company’s
human resources environment.
More information on the achievements of
the committee is available in the
Remuneration Report.
The latest approved Remuneration and
Human Resources Committee Terms of
Reference, containing detailed information
regarding the committee’s responsibilities
and mandate, are available on the
company’s website, www.anglogoldashanti.
com/en/About-Us/corporate governance/
Pages/default.aspx
NOMINATIONS COMMITTEE
Brief summary of responsibilities:
The Nominations Committee consists of three
independent non-executive directors and is
chaired by the Chairman of the board. The
committee develops processes to identify,
assess and recommend board candidates for
appointment as executive and non-executive
directors, including the Chairman, Deputy
Chairman, Chief Executive Ofﬁcer and the
Company Secretary, and at the same time
gives full consideration to succession planning
and leadership in the group. It reviews
board composition, including the balance
of skills, experience and independence. The
committee develops and implements the
annual evaluation processes, whether internal
or external.
The latest approved Nominations
Committee Terms of Reference, containing
detailed information regarding the
committee’s responsibilities, mandate
and policy on appointments to the board
are available on the company’s website,
www.anglogoldashanti.com/en/About-Us/
corporategovernance/Pages/default.aspx
B O A R D C O M M I T T E E S
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C O R P O R A T E G O V E R N A N C E
( C O N T I N U E D )
B O A R D A N D C O M M I T T E E M E E T I N G AT T E N D A N C E
The board meets at least six times a year, with additional meetings arranged when necessary. AngloGold Ashanti’s corporate strategies are discussed and agreed with executive management in an annual strategy session.
The directors’ attendance at the board and committee meetings during 2016 is disclosed in the table below:
Board
Audit and Risk
Committee
Investment
Committee
Remuneration
and Human
Resources
Committee
Social,
Ethics and
Sustainability
Committee
Nominations
Committee
Number of meetings in 2016 8 5 4 4 5 3
SM Pityana 8 n/a n/a 4 5 3
LW Nkuhlu 8 5 4 4 n/a 3
R Gasant 8 5 4 n/a n/a n/a
DL Hodgson 8 n/a 4 n/a 5 n/a
NP January-Bardill 8 n/a n/a 4 5 n/a
MJ Kirkwood 8 5 n/a 4 n/a 3
A Garner 8 5 4 n/a n/a n/a
RJ Ruston 8 5 4 n/a n/a n/a
M Richter 8 5 n/a 4 n/a n/a
S Venkatakrishnan 8 n/a n/a n/a 5 n/a
KC Ramon 8 n/a 4 n/a n/a n/a
INVESTMENT COMMITTEE
Brief summary of responsibilities:
The Investment Committee assesses individual
capital projects and investment and divestment
opportunities to ensure that investments,
divestments and ﬁnancing proposals are in
accordance with AngloGold Ashanti’s primary
objective of creating shareholder value on a
sustainable long-term basis.
The latest approved Investment Committee
Terms of Reference, containing detailed
information regarding the committee’s
responsibilities and mandate, are available
on the company’s website, www.
anglogoldashanti.com/en/sustainability/
policies/Pages/default.aspx
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C O R P O R A T E G O V E R N A N C E
( C O N T I N U E D )
E T H I C A L L E A D E R S H I P
A N D R E S P O N S I B L E
C O R P O R AT E C I T I Z E N
The board ensures at all times that the
company is, and is seen to be, a responsible
corporate citizen. The board not only
considers the ﬁnancial performance of the
company, but also strives to enhance and
invest in the economic life of the communities
in which it operates, society in general and
the environment. The Executive Committee
is responsible for ensuring these values
are adhered to. The board’s Social, Ethics
and Sustainability Committee ensures the
application of these principles.
The Code of Business Principles and Ethics
(Our Code), launched in 2010, is the deﬁning
document on AngloGold Ashanti’s values and
ethics. The board and management recognise
the importance of ethical behaviour by all
employees, directors and related parties at
all times as we strive to generate competitive
shareholder returns and create value for all
stakeholders. The principles of King III facilitate
the monitoring of the company’s performance
from an ethical perspective.
Our Code provides a framework and sets
requirements for the implementation of key
corporate policies and guidelines. Among
other areas, it addresses fraud, bribery and
corruption, conﬂict of interests, gifts, hospitality
and sponsorships, use of company assets,
privacy and conﬁdentiality, disclosures and
insider trading.
Our Code has been translated into four
languages and is available on the corporate
website, www.anglogoldashanti.com, the
intranet and DVD.
AngloGold Ashanti holds all employees,
directors and ofﬁcers accountable for
complying with Our Code and policies, in
addition to applicable laws, regulations,
standards and contractual obligations in the
countries in which AngloGold Ashanti does
business. Failure to live up to Our Code may
result in disciplinary action being taken, up to
and including dismissal. No employee, director
or ofﬁcer will be disciplined or otherwise
victimised for raising a concern in good faith.
We have promoted our whistleblowing
communication channels that include hotlines,
text messaging, email and web facilities, which
are administered by a third party. Use of these
facilities is promoted by means of posters at
all locations. Employees, directors, ofﬁcers
and external parties may use the hotlines,
anonymously if they wish, to report concerns.
All concerns are carefully investigated and,
wherever possible, feedback is provided to the
person raising the concern upon request.
Sustainability is an integral part of how
AngloGold Ashanti does business. Our
commitment to achieving operational excellence
in a safe and responsible way beneﬁts all
our stakeholders, including our employees,
government and the communities in which we
operate. Our efﬁcient use of resources, together
with the provision of a safe and healthy working
environment, contributes to the sustainability of
our business and the environment.
L E G A L , E T H I C A L A N D
R E G U L AT O RY C O M P L I A N C E
The group’s geographical spread makes its
legal and regulatory environment diverse and
complex. Given the critical importance of
compliance in building a sustainable business,
group compliance plays an essential role in co-
ordinating compliance with laws and regulations,
standards and contractual obligations and
in assisting and advising the board and
management on designing and implementing
appropriate compliance policies and procedures.
During 2016, group compliance undertook
activities aimed at enhancing the company’s
governance. Key among these activities were:
•
the continued global roll-out of awareness
training on Our Code and anti-bribery and
anti-corruption measures by means of
both online training, DVD training for those
without computer access, and “in person”
training on key risk areas
Picture:
Mponeng, South Africa
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C O R P O R A T E G O V E R N A N C E
( C O N T I N U E D )
•
continued development of a compliance
programme aligned with “best practice”
principles identiﬁed by, among others,
bodies responsible for the prosecution of
violations of key extra-territorial legislation
such as the US Foreign Corrupt Practices
Act, and that are adaptable at an operational
level to enhance the effectiveness of the
compliance framework
•
investigations into high-risk issues,
including certain whistleblowing and related
investigations
•
continued implementation of a risk-based
third party due-diligence process for both
suppliers and agents/intermediaries
•
development and utilisation of a
methodology for continuous improvement
in compliance and a review of compliance
policies as well as the use of compliance
metrics as part of our combined assurance
audit programme
•
speciﬁc training on various anti-bribery and
anti-corruption issues, including conﬂicts of
interest and payments to government ofﬁcials
•
revision and issuance of new policies,
procedures and guidance, including a
revised anti-bribery and anti-corruption
policy, related guidance and a revised
conﬂicts of interest policy
•
regular assessment of the automated
registers for group gifts, hospitality and
sponsorship and conﬂicts of interest
•
enhanced communication on compliance
initiatives across the group through, among
other channels, bi-monthly newsletters and
other corporate communications
•
additional efforts to provide automated
access to track and monitor compliance
with laws and regulations, including self-
certiﬁcation processes and legal registers,
by country.
EXTERNAL AND INTERNAL STANDARDS
AND REGULATIONS
AngloGold Ashanti adheres strictly to
legislative and regulatory compliance, including
several external and voluntary standards which
are listed below.
The company is a member of and a signatory
to the:
•
International Council on Mining and Metals
•
Principles of the United Nations
Global Compact
•
Extractive Industries Transparency Initiative
(EITI)
•
United Nations Guiding Principles on
Business and Human Rights
•
Voluntary Principles on Security and
Human Rights
•
World Gold Council’s Conﬂict-Free
Gold Standard
The company is committed to complying with
the following standards:
•
Universal Declaration on Human Rights
•
International Bill of Human Rights
•
International Labour Organization (ILO)
standards
In addition, we have group policies and charters
to which we adhere. Increasingly, customers
and consumers want assurance that the
gold they are purchasing has not contributed
to conﬂict or human rights abuse. This has
resulted in a number of measures being
introduced by industry-related organisations
which we are part of, to prevent gold and other
commodities from being used to fund conﬂict
and other violations of human rights.
By virtue of its shares or depository receipts
being registered with the Securities and
Exchange Commission (SEC) in the United
States, AngloGold Ashanti is also subject to
the various laws regarding securities that are
applicable in that country. This in addition to
being subject to the various listing requirements
applicable in all the stock exchanges that the
company is listed on. These are the JSE, Ghana
and the Australia stock exchanges.
SOUTH AFRICAN EMPLOYMENT EQUITY
ACT 55 OF 1998
In compliance with Section 21 of the
Employment Equity Act 55 of 1998, the
company is obliged to ﬁle with the Department
of Labour, the employment equity statistics
for its South African workforce. A report was
ﬁled with the Department of Labour on 10
December 2015, covering the period 1 August
2013 to 31 July 2015. A copy of the report is
available on the AngloGold Ashanti website,
www.anglogoldashanti.com/sustainability, in the
section entitled “Employment Equity Reports”.
GOVERNANCE – SUPPLY CHAIN MANAGEMENT
AND PROCUREMENT POLICIES
Supply chain management is about more
than just procuring the right product, at the
right time and in the right quantities. Effective
supply chain management, undertaken
with integrity and in line with our values and
governance principles, can add value to our
business by improving efﬁciency, relationships
and reputation and, ultimately, can affect our
long-term sustainability. As a global company
operating on most of the world’s continents,
responsible management of the supply chain
is an increasingly important ethical and human
rights consideration for our business. External
ratings agencies and customers are ever more
aware of the implications and importance of
ethical conduct in the supply chain.
Responsible supply chain management has
the potential to add value to communities,
local governments and society as a whole,
and particularly so in developing countries.
We have adopted a cross-functional
approach to supply chain management
to ensure best practice while complying
with international human rights and labour
standards and ensuring the economic
participation of local stakeholders.
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O U R A P P R O A C H T O TA X
TAX STRATEGY AND TAX MANAGEMENT POLICY
Our tax strategy, which is aligned with
AngloGold Ashanti’s strategy and business
objectives, is to manage all our global taxes
in a transparent, responsible and sustainable
manner, within the governance framework
established by our Tax Management Policy,
respecting the differing interests of all
our stakeholders.
We recognise that AngloGold Ashanti must
earn and maintain its social licence to operate
through a partnership with government and
community stakeholders, thus contributing
towards their sustainable future in the countries
where we operate. Aligned with our vision,
mission and values, we acknowledge our
obligations as a responsible corporate citizen
and that our operations contribute material
tax revenues, in terms of both taxes borne
and taxes collected, to the economies of the
countries in which we conduct our business.
AngloGold Ashanti is a member of the
EITI, a global Standard to promote open
and accountable management of natural
resources. The group is committed to
reporting amounts paid to government in
respect of operations in countries that have
implemented the Standard.
The principles governing the tax strategy and
policy have been reviewed and approved by
the board of directors of AngloGold Ashanti
who, together with the Audit and Risk
Committee, monitor adherence to the policy.
Our tax policy governs the management
of tax throughout AngloGold Ashanti and
conﬁrms the deﬁned parameters within
which the board-approved tax strategy is
applied. This governance framework utilises
a combination of suitably skilled resources,
internal processes, together with internal and
external controls.
Our overall objective is to act responsibly
in ensuring efﬁciency in our tax affairs in
all countries in which AngloGold Ashanti
operates, always in full compliance with the
law, taking into account, however, that such
laws may be subject to regular amendment
and differing interpretations and practices
prevailing from time to time.
AngloGold Ashanti has adopted and is guided
by the following principles:
•
as ﬁscal considerations in all investment
decisions and commercial transactions are
taken into account, tax efﬁciency is always
aligned with a sound business purpose
•
any tax position adopted must be based
on the premise of full disclosure and
compliance with the tax laws of the
relevant countries
•
tax positions adopted must involve
an assessment of all risks, including
reputational risk, i.e. how our decision
might be viewed by stakeholders, including
governments and investors
•
tax risks, including uncertain tax positions,
are managed through the use of a
combination of skilled internal resources and
external tax advisors to enable AngloGold
Ashanti to exercise its judgement to arrive at
appropriate decisions and provisions
The Audit and Risk Committee considers
tax risks, which may arise as a result of our
business operations, on a quarterly basis:
•
in line with our values, we endeavour
to maintain respectful and co-operative
relationships of trust with the tax and other
ﬁscal authorities in all countries in which
we operate
•
we strive to furnish full and transparent
disclosure under global ﬁnancial reporting
standards and other applicable regulations.
Responsibility for ensuring effective
implementation of the tax management policy
and adherence to its principles rests with the
Chief Executive Ofﬁcer, who holds the Chief
Financial Ofﬁcer accountable for ensuring
compliance with the policy. The Chief Financial
Ofﬁcer, in turn, holds the Vice President: Global
Taxation accountable for ensuring that there
are adequate resources, internal structures,
policies, processes and controls in place
at group level. The Vice President: Global
Taxation is responsible for monitoring and
co-ordinating compliance with the tax policy.
The Chief Financial Ofﬁcer and Vice President:
Global Taxation report on AngloGold Ashanti’s
tax position to the Audit and Risk Committee
of the board, on a quarterly basis.
C O R P O R A T E G O V E R N A N C E
( C O N T I N U E D )
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D E A R S H A R E H O L D E R S
T h e R e m u n e r a t i o n a n d H u m a n
R e s o u r c e s C o m m i t t e e ( R e m c o )
i s o f t h e o p i n i o n t h a t A n g l o G o l d
A s h a n t i ’s l e a d e r s h i p t e a m
p e r f o r m e d w e l l i n a n o t h e r d i f f i c u l t
y e a r f o r t h e i n d u s t r y, m a r k e d b y
r e g u l a t o r y d i s r u p t i o n s t o s o m e
o p e r a t i o n s , t e c h n i c a l c h a l l e n g e s
a t o t h e r s , a n d i n c r e a s i n g l y v o l a t i l e
m a r k e t s f o r g o l d a n d c u r r e n c i e s .
Gold averaged $1,248/oz in 2016, a 7%
increase in the average price from the previous
year, arresting three consecutive years of
declines. Nonetheless, the gold price remained
34% below the peak of the cycle, achieved in
2011. Currencies, a major factor in determining
operating costs, also saw wide swings, with the
rand moving in a 28% range during 2016 and
the Brazilian real moving 33%.
As is custom, the management team set an
ambitious list of priorities to tackle during the
course of 2016, building on the achievements
of the two years since the launch of the
‘self-help’ strategy in 2014. To recap, this
strategy has at its core the desire to create
a self-sustaining gold business that is able
to maintain balance sheet ﬂexibility, deliver
returns above its cost of capital in the long
term, withstand price shocks in the short
term and fund its own reinvestment needs.
This must all be done safely and sustainably,
without diluting shareholder returns.
The team’s achievements include strides
made in safety during 2016, with the critically
important area of operating fatalities falling by
more than a third, from eleven in 2015 to seven
last year. Importantly, at the time of writing
this letter, the operating teams had shown the
potential for further signiﬁcant improvements,
logging more than 237 days since the last
South African fatality on 28 July 2016. To
be clear, this remains our single greatest
challenge and one that AngloGold Ashanti is
committed to improving upon. With respect
to environmental stewardship, the number
of reportable environmental incidents fell an
impressive 75%, to a single one in 2016.
In addition to these sustainability successes,
strong gains were made in the engine room
of the business. Adjusted earnings before
interest, tax, depreciation and amortisation
rose 5% to $1.55 billion, despite a 5% drop
in production (from continuing operations),
over 2015 levels, caused by weaker output
from the South African mines due to safety-
related stoppages, lower grades from Kibali,
a planned decrease in grades at Tropicana
and Geita, and the total cessation of output
from Obuasi. Disciplined liability management
helped reduce interest costs by 29% to
$158m, while free cash ﬂow rose 97% to
R E M U N E R A T I O N A N D H U M A N R E S O U R C E S
C O M M I T T E E : C H A I R M A N ’ S L E T T E R
Michael Kirkwood
Chairman: Remuneration and Human
Resources Committee
ACHIEVEMENTS
IN 2016
We actively sought shareholder views so
as to further develop our remuneration
approach and reporting.
We worked with our external consultant
to enhance our incentive structure, to
align with shareholder requirements
and better deliver on our company
strategy. This will be presented to the
shareholders at the 2017 AGM and
implemented in January 2018.
We retained key talent across the
business and strengthened our
succession pool cover ratio.
We successfully closed the South African
Deﬁned Beneﬁt Fund (closed fund).
View CV
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R E M U N E R A T I O N A N D H U M A N R E S O U R C E S
C O M M I T T E E : C H A I R M A N ’ S L E T T E R
( C O N T I N U E D )
$278 million. In response to the objective of
improving balance sheet ﬂexibility, net debt
was reduced by 13% to $1.9 billion, lowering
the important net debt: adjusted EBITDA
metric to 1.24 times, which is well below our
loan covenant limits of 3.5 times.
The aim of improving long-term optionality was
furthered by getting brownﬁelds projects ready
for reinvestment to increase mine life and
widen margins, a key objective in 2017, while
exploration teams added 10Moz to the Mineral
Resource and 2.3Moz to the Ore Reserve,
substantially offsetting depletion from last
year’s production.
While management delivered on the tasks
above, Chief Executive Ofﬁcer, Venkat, reﬂects
in his letter to shareholders in this report, that
his team has more work still to do in safely
improving the operational performance of the
South African portfolio, ﬁnding a sustainable
way forward for the Obuasi mine and unlocking
additional value – at a reduced cost – from the
Colombia portfolio. They will be working hard
on each of those areas through 2017.
In recognition of the work that remains to be
done in these critical areas, and in line with
the restraint he has shown in recent years,
Venkat has elected for the second year in
a row not to take the full 250% allocation
of performance shares under the long-
term incentive plan to which he is entitled,
capping his participation at 200%, in line
with the Executive Committee. These awards
remain subject to stringent performance
conditions prior to vesting in 2020. In 2016,
he requested that his allocation be capped
at 217% of performance shares. In addition,
the CEO Bursary Scheme (see page 165
for details) has helped 21 students to date.
The committee commends him, not only
for his sterling performance in delivering
on the lion’s share of AngloGold Ashanti’s
commitments, but also for the leadership he
has continued to show in the sensitive area
of compensation.
Aside from ensuring alignment of the
company’s remuneration and human resource
practices with the strategic direction of
the company, including King IV regulatory
requirements, the committee was involved in
the following additional activities:
•
Retention of key talent across the business
and a strengthened succession pool
cover ratio
•
Successful closure of the South African
Deﬁned Beneﬁt Fund (a closed fund)
•
Active engagement with our shareholders
and proxy advisory agencies so as to
develop our remuneration approach
and reporting
•
Working with an external consultant to
enhance our incentive structure, to align
with shareholder requirements and better
deliver our company strategy. This will be
presented to the shareholders at the 2017
annual general meeting and implemented in
January 2018.
As communicated to shareholders last year,
with the ongoing focus on the strategic
priorities, the committee spent 2016 addressing
a concern that current leadership share
incentives cannot be fully realised due to
not having the share pool available to meet
allocation requirements. This unsustainable
reward structure, along with evolving
shareholder preference, led the committee to
initiate a substantive review of the share-based
incentive and reward structures.
Following feedback from key stakeholders
and proxy advisory agencies, a redesign of
the incentive structures was ﬁnalised and will
be presented at the May 2017 annual general
meeting for approval and implementation in
January 2018. The approach of the redesign
includes a strong focus on simpliﬁcation,
transparency, increased alignment to
shareholder views and is underpinned by
regulatory compliance. Additionally, there
is greater focus on performance-related
measures which are used to assess and
drive the business. Shareholder interest in
sustainability and environmental focus has
increased and has resulted in the inclusion of
measurable metrics to address this feedback.
The committee believes that the new plan is
in the interest of shareholders as it is simple,
transparent and driven 100% by performance
against critical short- and medium-term
measures of performance. Detailed key
features of the plan are articulated on page
147 of the report.
In driving this change, the committee is
conscious that balance needs to be applied
between both the down cycles and the up
cycles in an industry where cycle duration
can be up to 10 years. The committee
therefore recommends to the shareholders
this journey of change to implement a
scheme that can appropriately weather the
cycles by balancing factors both within and
outside of management control.
I take this opportunity to express appreciation
to the members of the committee for their
support and efforts during the past year.
Michael Kirkwood
Chairman: Remuneration and Human
Resources Committee
22 March 2017
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S H O RT- A N D L O N G - T E R M
I N C E N T I V E R E V I E W A N D
R E D E S I G N
A s a d v i s e d i n t h e 2 0 1 5 a n n u a l
r e p o r t , t h e s h o r t - t e r m i n c e n t i v e
( S T I ) a n d l o n g - t e r m i n c e n t i v e ( LT I )
h a v e b e e n r e v i e w e d i n l i n e w i t h
i n t e r n a t i o n a l b e n c h m a r k s a n d
s h a r e h o l d e r f e e d b a c k .
Following an extensive benchmarking exercise
and shareholder engagements a revised STI
and LTI will be implemented on 1 January
2018, post shareholder approval which will
be requested at the May 2017 annual general
meeting. The proposed incentive structure will
replace all the current short- and long-term
components (cash, bonus share plan, long-
term incentive plan, and the co-investment
plan). The approach for the new incentive is to
ensure simpliﬁcation, transparency and create
a sustainable scheme with increased alignment
to shareholder views underpinned by regulatory
compliance. Participation in the new share
scheme has been reduced, ensuring that there
will be reduced share dilution.
The revised plan will consist of:
•
A single combined STI and LTI (“the
Incentive”), determined on the basis of
performance conditions that are either
one-year or three-year averages
•
A portion of the Incentive will be payable in cash
•
The balance of the Incentive will be awarded
as deferred shares, vesting equally over ﬁve
years for executive committee members.
Key features of the new scheme:
•
A single incentive scheme that covers both
short and long objectives and performance
•
The scheme will be cost neutral compared
to the previous scheme but with greater
scheme leverage
•
The issue of shares will be limited to 1% of
the issued share capital per annum
•
Reduced participation in the share incentive,
with consequently less dilution
•
Introduction of claw back and amended
leaver provisions
•
No more than 5% of issued shares to be
utilised in the scheme
•
Settlement rules provide for issue of new
shares, use of treasury shares, market
purchase and/or cash
•
Total shareholder return (TSR) adjusted but
peer group will remain unchanged
•
Minimum shareholding requirements will
continue to apply
•
Reduce the impact of uncontrollable factors
such as the gold price and currencies
R E M U N E R A T I O N R E P O R T
THE PROPOSED METRICS FOR THE SCHEME ARE AS FOLLOWS:
2018 performance measure
Target weight
Financial
measures
Relative TSR*
10%
NEW METRIC:
Absolute TSR*
10%
All-in sustaining costs
15%
NEW METRIC:
Normalised cash return on equity (nCROE)*
15%
Operational
measures
Production
12.5%
Ore Reserve additions pre-depletion and excluding asset sales and M&A*
6.25%
Mineral Resource additions pre-depletion and excluding asset sales and M&A*
6.25%
Sustainability
measures
Safety, health, environment, community*
20%
People:
5%
– Strategic coverage ratio
– Retention of top talent pool
100%
*
These measures will be on a trailing three-year basis or a combination of annual and three year measures.
The safety metrics will be broadly similar to the 2017 metrics as outlined in the remuneration policy of the
<NOM>
. The Remuneration Committee may re-assess these metrics based on 2017 performance and the
2018 sustainable development strategic priorities.
The shareholder roadshows held to discuss the proposed new scheme and scorecard were constructive with positive dialogue and feedback in all instances. More detail on the proposed scheme is provided in the
<NOM>
, for the May annual general meeting.
The rest of this Remco report relates to the existing remuneration design and structure for the period 1 January 2016 to 31 December 2016.
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O V E R V I E W O F
R E M U N E R AT I O N P O L I C Y
AngloGold Ashanti’s remuneration
approach aims to create a sustainable
executive remuneration structure for
greater alignment with shareholder
views and interests, underpinned by our
strategic objectives and values.
At AngloGold Ashanti, our remuneration
policy is robust and aims to align with
our strategic objectives while working
to deliver on both internal and external
stakeholder requirements, in a manner
that responds to both market lows and
highs. This is accomplished by means of
a governance and application framework
that primarily aims to retain and attract a
skilled workforce through fair, transparent
and competitive remuneration.
KEY PRINCIPLES OF OUR
REMUNERATION POLICY
In order to continue to support our
remuneration approach, we have a
remuneration policy that is based on the
following key principles:
•
Remunerate to drive and reward the
right behaviour and performance of our
employees and executives
•
Alignment with our strategic objectives and
shareholder interests
•
Ensure that performance metrics are
challenging, sustainable and cover all
aspects of the business including critical
ﬁnancial and non-ﬁnancial drivers
•
Ensure that our remuneration structure
is aligned with our values and that the
correct governance frameworks are
applied across our remuneration decisions
and practices
•
Apply the appropriate global remuneration
benchmarks
•
Provide competitive rewards to attract,
motivate and retain highly skilled executives
and staff vital to the success of the
organisation.
R E M U N E R AT I O N D E S I G N
When determining appropriate remuneration, the
Remuneration Committee (Remco) considers:
1. The potential maximum total remuneration
that each member of the executive
management team could earn related to
their performance
2. External inﬂuences, primarily being:
•
shareholder views and recommendations
associated with executive remuneration
•
economic trends
•
competitive pressure
•
the labour market and the pay gap
between the executive management team
and the rest of the employee population in
the company
3. Market benchmarks, choosing appropriate
benchmarks in a market with similar
attributes including complexity, size and
geographic spread
Our remuneration practices are designed to be
fair, transparent and compliant with legislative
requirements within all the jurisdictions in
which we operate.
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Picture:
Cerro Vanguardia, Argentina
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Base salary
A competitive salary is paid to executives to
ensure that their experience, contribution
and appropriate market comparisons are
fairly reﬂected
•
Base salaries are reviewed annually and are
effective from 1 January each year
•
Executive base salaries are determined
by considering their performance; market
conditions against companies with a similar
geographic spread; market complexity, size
and industry, and internal peer comparisons
•
The CEO makes recommendations on the
team’s remuneration but does not make
recommendations on his own base salary,
which is reviewed by Remco and approved by
the board
Executive base salary increases and increases
for all non-bargaining unit employees are
closely aligned where practical. This is informed
by inﬂation, which can be matched directly
or above/below consumer price index (CPI)
adjustments can be applied
Individual performance, on a scale of 1 to 5,
measured against speciﬁc key performance
indicators (KPIs), are reviewed by Remco.
A CPI increase pool is approved annually by
Remco. In high-inﬂation countries, individual
increases may be differentiated according to
each individual’s performance rating. In low-
inﬂation countries, a ﬂat CPI is applied to all
executives and employees
Pension
Provides post-retirement beneﬁt aligned with
the schemes in the respective country in which
the team member operates
•
Funds vary depending on jurisdiction and
legislation
•
Deﬁned beneﬁt funds are not available for
new employees, in line with company policy
24.75% of base salary for the CEO and
lower contributions for others, depending on
the scheme
Not applicable
Medical insurance
Provides medical aid assistance aligned with
schemes in the respective country in which the
team member operates
•
Provided to all executives through
either a percentage of fee contribution,
reimbursement or company provided
healthcare providers
In line with approved policy
Not applicable
2 0 1 7 R E M U N E R AT I O N P O L I C Y A N D S T R U C T U R E
The table below sets out the summary of the remuneration policy that applies to the executive management team in 2017, to be approved by shareholders at the 2017 annual general meeting.
The table details each component’s link to the company strategy, objectives, performance measurements and the maximum opportunity associated with each component.
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Beneﬁts
Provided to ensure broad competitiveness in
the respective markets
Beneﬁts are provided based on local market
trends and can include items such as life
assurance, disability and accidental death
insurance, assistance with tax ﬁling, cash in lieu
of untaken leave (above legislated minimum
leave requirements) and occasional spousal
travel as per the executive travel guidelines
In line with approved policy
Not applicable
Short-term incentives
The short-term incentive plan (STIP) is also
known as the Bonus Share Plan (BSP) and is
designed to focus executives on delivering key
priorities for the year by achieving the deﬁned
company objectives
Performance objectives are reviewed and
selected annually, based on their short to
medium-term impact on the company
STIP metrics are deﬁned annually and weightings
are applied to each measure. The metrics are
deﬁned against the objectives that most strongly
drive company performance and are heavily
weighted to production, cost and safety
Each metric is weighted and has a threshold,
target and stretch deﬁnition based on the
company budget and the desired stretch
targets for the year
At the end of each ﬁnancial year, company and
CEO’s performances are assessed by Remco
and the board against the deﬁned metrics to
determine the award to be granted
CEO: Maximum award – 200% of base salary
(cash 80% + deferred equity/cash award 120%)
Target award – 100%
(cash 40% + deferred equity/ cash award 60%)
Threshold award – 50%
(cash 20% + deferred equity/ cash award 30%)
Below threshold achievement results in no
payment.
CEO: Performance measures:
70% of company objectives
30% individual KPIs (as reviewed by the board)
Both company and individual performance
assessed over the ﬁnancial year
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Short-term incentives (continued)
Stratum III employees and above, who
are not on production bonuses, qualify for
participation
Participation in the STIP is at the discretion
of Remco
The STIP is delivered as a cash element and a
deferred equity element, which is fully realised
after 24 months
The deferral is intended to be delivered in
equity but Remco retains the discretion to
deliver in cash should there be a requirement,
for example, where the shares available for
issue are below the required amount to satisfy
employee allocation needs
Where applicable these attract a cash
equivalent dividend payment settled at vesting
CFO: Maximum award – 175%
(cash 70% + deferred equity/cash award 105%)
Target award is 87.5%
(cash 35% + deferred equity/cash award 52.5%)
Threshold award is 43.75%
(cash 17.5% + deferred equity/cash award
26.25%)
Below threshold achievement results in 0%
payment
Exco: Maximum award – 150%
(cash 60% + deferred equity/cash award 90%)
Target award is 75%
(cash 30% + deferred equity/cash award 45%)
Threshold award is 37.5%
(cash 15% + deferred equity/cash award 22.5%)
Below threshold achievement results in 0%
payment
CFO and Exco: Performance measures:
60% of company objectives
40% individual KPIs (as reviewed by the CEO,
Remco and the board)
Both company and individual performances
assessed over the ﬁnancial year
Company metrics measured are:
•
Production
•
All-in sustaining costs
•
Adjusted free cash ﬂow
•
Safety, health and environment
•
Ore Reserve pre-depletion
•
Project delivery/capital expenditure
Full details of the BSP metrics are provided in
the remuneration policy, and are included in
the
<NOM>
for the May annual general meeting
Co-Investment Plan
The Co-Investment Plan (CIP) is a retention
plan designed to assist executives to achieve
their minimum shareholding requirements.
This is accomplished by encouraging them
to invest their cash bonus in equity, which will
be matched by the company in the short to
medium term
The CIP is offered annually to create
shareholdings held by executives to meet their
minimum shareholding requirements (introduced
in 2013). These were implemented to achieve
alignment of shareholder and executive interests)
Executives invest up to 50% of their net cash
bonuses in company shares. After 12- and
24-month periods, the company offers an
equity match of shares purchased on market,
provided the executive remains in employment
and retains the original investment
150% of the equity originally invested over a
deferred 24-month period
The quantum is based on STIP achievement
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Long Term Incentive Plan
The primary intention of the Long Term
Incentive Plan (LTIP) is to ensure that the
medium to long-term interests of the executive
and shareholders are aligned, providing
reward to the executive and wealth creation to
shareholders when the strategic performance
drivers are achieved
The strategic drivers used to deﬁne the LTIP
metrics are depicted in the strategy diagram
on page 155
The LTIP metrics are reviewed and deﬁned
annually in accordance with the strategy. (It is
important to note that any amendment would
be applied on a go-forward basis to newly
allocated awards with no retrospective metric
changes to existing awards)
Weightings are provided to the metrics which
must be achieved over a three-year period
The TSR is measured against a carefully
selected peer group of 10 comparators
recommended by Remco and approved by
the board. The comparator group is retained
for measurement for the full three-year
review period
The score against all relevant measures
contributes towards the percentage of total
awards that will vest at the end of the three-
year period
Only senior management from Stratum IV and
above are eligible to participate in the LTIP
A share under the LTIP is a fully paid ordinary
share in the capital of the company, subject to
performance vesting restrictions. The dilution
may not exceed 5% of the company’s ordinary
share capital
Where applicable these attract a cash
equivalent dividend payment settled at vesting
Participation in the LTIP is at the discretion of
Remco
CEO: Range of award: 160-250% of base salary
CFO: Range of award: 140-200% of base salary
Exco: Range of award: 140-200% of base salary
The performance measures for 2017 have
been updated to introduce metrics to be used
for the 2018 proposed incentive scheme and
shareholder requested performance metrics
As a result two new metrics have been
included:
•
Absolute TSR against the existing relative
TSR comparator group deﬁned below
•
Normalised cash return on equity (nCROE),
which will be measured based on the free
cash ﬂow generated by the group (company
plus subsidiaries) and the group’s share
of joint ventures and associates cash
ﬂows, adjusted for non-sustaining capital
expenditure and exploration costs (growth
investment items) and for Remco-approved
once-off abnormal items (adjusted for
corresponding production and cost levels,
as well as associated tax at average group
rate), expressed as a percentage of the
AngloGold Ashanti’s average equity
Average equity is calculated as the average
opening and closing shareholders’ equity
as per the Audited Financial Statements,
adjusted for material impairments of
the carrying value of assets and share
issuances (excluding those related to the
share incentive schemes)
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Remuneration element and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Long Term Incentive Plan (continued)
The additional 2017 metrics are:
•
Relative TSR – this is calculated by the
growth in capital from purchasing a share in
the company, assuming that the dividends
are reinvested each time they are paid. The
TSR is then used to rank the performance
of the company against its competitors
(Barrick, Goldﬁelds, Harmony, Kinross,
Goldcorp, Newmont, Gold ETF (World Gold
Council SPDR classiﬁcation), Randgold,
Newcrest and Sibanye)
•
Operational performance (measured
through all-in sustaining cost, project
delivery and asset optimisation)
•
Future optionality (measured by Mineral
Resource, Ore Reserve and the delivery of
the Colombian Ore Reserve)
•
Development and attraction and retention of
people (measured by the succession cover
ratio and talent retention)
•
A safety multiplier applied to the total score
which can either enhance or detract from
the ﬁnal score by 20%. The safety multiplier
cannot however increase the maximum pay-
out above the deﬁned caps
Full details of the LTIP company metrics are
provided in the remuneration policy, included in
the
<NOM>
for the May annual general meeting
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
E X E C U T I V E PAY M I X
The 2016 average executive pay mix, graphs for the CEO, CFO and Executive Committee are detailed below:
CHIEF EXECUTIVE OFFICER
(Rm)
13
13
13
13
5
5
5
8
25
5
3
5
16
5
10
16
33
Maximum
Target
Threshold
Below threshold
Base salary
Benefits
BSP Cash bonus
BSP shares
LTIP
Note: For below threshold performance there are no performance rewards.
CHIEF FINANCIAL OFFICER
(Rm)
8
8
8
8
1
1
3
4
12
1 1
2
8
1
6
8
16
Maximum
Target
Threshold
Below threshold
Base salary
Benefits
BSP Cash bonus
BSP shares
LTIP
Note: For below threshold performance there are no performance rewards.
EXECUTIVE COMMITTEE
(Rm)
9
9
9
9
3
3
3
4
13
3
1 2
9
3
5
8
18
Maximum
Target
Threshold
Below threshold
Base salary
Benefits
BSP Cash bonus
BSP shares
LTIP
Note: For below threshold performance there are no performance rewards.
Note: the graphs do not include co-investment plan participation.
Picture:
Geita, Tanzania
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A L I G N M E N T O F S T R AT E G Y, PAY
A N D P E R F O R M A N C E
In line with AngloGold Ashanti’s strategic
objectives, the BSP and LTIP metrics were
designed to deliver on these key focus areas:
•
Maintain the strong foundation – People
are the foundation of our business. Our
business must operate according to our
values if it is to remain sustainable in the
long term. This includes a drive to improve
safety performance, reduce fatalities and
retain key skills.
•
Improve ﬁnancial ﬂexibility – Ensuring that
our balance sheet remains able to meet our
funding needs.
•
Optimise our cost base – Ensure that all
spend is optimally structured and necessary
to fulﬁl the core business objectives.
•
Improve portfolio quality – Focus on a
portfolio of assets that must be actively
managed to improve the overall mix of
our production base as we strive for a
competitive valuation as a business.
•
Maintain long-term optionality, albeit at a
reasonable cost – Creating a competitive
pipeline of long-term opportunities.
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Optimise overhead, costs and
capital expenditure
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Improve portfolio quality
Supporting
our strategy for
sustainable
cash flow
improvements
and returns
O
U
R
CO
RE
ST
RATEGIC FOCU
S A
RE
A
S
BSP metrics:
•
Production
•
All-in sustaining costs
•
Adjusted free cash ﬂow
•
Project delivery/capital expenditure
LTIP metrics:
•
Total shareholder return
(absolute and relative)
•
Asset optimisation
•
Safety
•
Normalised cash return on equity
BSP metrics:
•
Production
•
All-in sustaining costs
•
Adjusted free cash ﬂow
•
Project delivery/capital expenditure
LTIP metrics:
•
Total shareholder return
(absolute and relative)
•
Asset optimisation
•
Normalised cash return
on equity
BSP metrics:
•
Project delivery/capital expenditure
•
Ore Reserve pre-depletion
LTIP metrics:
•
Total shareholder return
(absolute and relative)
•
Future optionality
BSP metrics:
•
Production
•
Adjusted free cash ﬂow
•
Safety
•
Environment, health
and community
BSP metrics:
•
Production
•
All-in sustaining costs
•
Adjusted free cash ﬂow
•
Project delivery/capital expenditure
•
Ore Reserve pre-depletion
LTIP metrics:
•
Total shareholder return
(absolute and relative)
•
Asset optimisation
•
Future optionality
•
Normalised cash return on equity
LTIP metrics:
•
Total shareholder
return (absolute
and relative)
•
People
•
Safety
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R E C R U I T M E N T P O L I C Y
When recruiting executives, a comparative
benchmarking exercise is done to determine
the size, nature and complexity of the role
as well as skills availability in the market prior
to presenting a competitive offer. For new
appointments, the Remco may compensate
for remuneration forfeited from the previous
employer. The intention is to not grant more
than the executive would have received in a
12-month period. However, Remco does have
the discretion to compensate higher values if,
through a fair valuation, it can be demonstrated
that the amount forfeited exceeds that granted.
Remco will compensate the amount forfeited
through variable pay that can be a combination
of equity and cash.
T E R M I N AT I O N P O L I C Y
The executive management team has open
ended contracts (except where prescribed
retirement ages apply) with termination periods
deﬁned in their contracts. In addition, incentive
scheme rules clearly specify termination
provisions by termination category. In the event
of termination, the company has the discretion
to allow the executive to either work out their
notice or to pay the base pay for the stipulated
notice period in lieu of notice.
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
REASONS FOR TERMINATION
Voluntary resignation
Dismissal/ termination
for cause
Normal and early retirement,
retrenchment and death
Mutual separation
Base salary
Paid over the notice period
or as a lump sum
No payment
Base pay is paid for a
deﬁned period based on
cause and local policy as
executives have different
employment entities
Paid over the notice period
or as a lump sum
Pension
Pension contributions for the
notice period will be paid; the
lump sum would not include
pension contributions unless
contractually agreed
Pension will be paid until time
that employment ceases
Pension will be paid until
employment ceases
Pension contributions for the
notice period will be paid; the
lump sum would not include
pension contributions unless
contractually agreed
Medical
provisions
Where applicable, medical
provision for the notice
period will be paid; the
lump sum would not
include contributions unless
contractually agreed
Medical provision/payment
will be provided until such
time that employment ceases
Medical provision/payment
will be provided until
employment ceases
Where applicable, medical
provision for the notice
period will be paid; the
lump sum would not
include contributions unless
contractually agreed
Beneﬁts
Applicable beneﬁts may
continue to be paid during
the notice period but will
not be paid on a lump
sum basis
Beneﬁts will fall away at such
time that employment ceases
Beneﬁts will fall away when
employment ceases
Applicable beneﬁts may
continue to be paid during
the notice period but will not
be paid on a lump sum basis
STIP share
awards
Unvested shares lapse
Lapse all awards (vested,
unexercised and unvested)
Pro rata unvested shares are
awarded based on the length
of employment from the date
of offer
Remco determines whether
or not a pro rata portion may
be granted
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Voluntary resignation
Dismissal/ termination
for cause
Normal and early retirement,
retrenchment and death
Mutual separation
BSP cash
bonus
Forfeit, no bonus No bonus Discretion to pro-rate for the
period worked
Discretion to pro-rate for the
period worked
LTIP Unvested awards lapse Lapse all awards (vested,
unexercised and unvested)
Pro-rata unvested awards,
based on the length of
employment from the date of
offer by applying the last two
years’ average performance
results (has no performance
criteria applied)
Remco determines whether
a pro-rata portion may be
granted (or the board in
the case of the executive
directors)
CIP Unallocated matching
portion lapses
Forfeit matching portion
of shares
Matching shares are granted
based on the length of
employment from the date of
purchase
Remco determines whether
a pro rata portion may be
granted (or board in the case
of the executive directors)
REASONS FOR TERMINATION (CONTINUED)
M I N I M U M S H A R E H O L D I N G R E Q U I R E M E N T S
With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive management team. Remco is still of the opinion that share ownership by executive management demonstrates their commitment to the success of the company, and serves to reinforce alignment between executive and shareholder interests.
The MSRs are outlined in the table below:
Within three years of
appointment/from
introduction of MSR
Within six years of
appointment/from
introduction of MSR
Holding requirement
CEO and CFO
100% of net annual base salary 200% of net annual base salary Indeﬁnite
Exco 75% of net annual base salary 150% of net base salary Indeﬁnite
For the purpose of the MSR calculation, only
fully owned and vested awards will count
towards the determination of the MSR.
The following count towards an individual
MSR:
1. JSE shares purchased on the market,
either directly or indirectly, for personal
reasons including shares purchased by
an executive under CIP
2. Vested matching shares purchased by
the company under the CIP
3. Vested shares from the company’s
share incentive schemes (BSP and LTIP
and any historic schemes)
SERVICE CONTRACTS
All members of the executive
management team have permanent
employment contracts, which entitle them
to standard group beneﬁts as deﬁned by
speciﬁc region and participation in the
company’s BSP and the LTIP. All recently
updated executive contracts include
details of participation in the CIP.
South African-based executives are paid
a portion of their remuneration offshore,
which is detailed under a separate
contract. This reﬂects global roles and
responsibilities and takes account of
offshore business requirements. All such
earnings are subject to tax in South Africa.
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
CHANGE OF CONTROL AND NOTICE PERIODS
Executive management team contracts are
reviewed annually and currently continue
to include a change of control provision.
The change of control is subject to the
following triggers:
•
Acquisition of all or part of AngloGold Ashanti
•
A number of shareholders holding less than
35% of the company’s issued share capital
consorting to gain a majority of the board
and make management decisions
•
Executive management contracts either
terminated or roles and employment
conditions are curtailed
In the event of a change in control becoming
effective, the executive will, under certain
circumstances, be subject to the notice period
and the change of control contract terms.
REMUNERATION CONSULTANTS
Where appropriate, Remco obtains advice
from independent remuneration consultants.
The consultants are employed directly by
Remco and engage directly with them to
ensure independence.
Following a tender process, Remco
appointed PricewaterhouseCoopers
(PwC) to provide specialist independent
remuneration advice on all forms of
executive and non-executive pay.
Key focus areas for 2016 with which PwC
assisted were:
•
Share scheme design
•
Gini co-efﬁcient calculations and
benchmarking
•
Market trends, updates and best practice
guidance
•
Committee training where required
In line with best common practice, the
Remuneration Committee of the board, which
is comprised solely of independent non-
executive directors, engages independent
consultants in relation to remuneration
related matters. The current advisor is PwC
whose appointment, terms of reference and
fees payable are determined solely by the
Remuneration Committee. PwC is invited to
attend all meetings of the committee and have
regular access to the chairman and members
of the committee. PwC informs and assists
the committee’s deliberations by drawing
on their global reach and perspective on
compensation matters and trends. They brief
the remuneration committee on regulatory
developments in South Africa and major
international markets. They comment on
technical matters, and generally opine on the
committee’s work. Each year, the committee
evaluates the performance of PwC as the
independent adviser and sets their fees to
reﬂect time commitment, value added and
market norms. For the year ended on 31
December 2016, the fees payable to PwC
amounted to ~R260,000 (2015: ~R310,000).
During 2016/2017, PwC were also engaged
by the committee on a project basis to
assist with a comprehensive redesign of the
executive incentive and retention scheme to
be presented for Shareholder approval at the
2017 annual general meeting. For this project
work, the committee agreed an estimated fee
of R700,000 payable to PwC. Additionally,
the committee avails itself of the services and
output of Mercer, who provide global survey
data and analysis. Mercer’s charges amounted
to ~R440,000 (2015: ~R565,000).
Mercer performs an independent bespoke
executive survey and their advice is primarily
around salary benchmarking for executive and
non-executive director pay.
NON-EXECUTIVE DIRECTORS’
REMUNERATION POLICY
The company’s non-executive directors are
paid on the basis of role and there is no
differentiation in terms of nationality. The policy
is applied using the following principles:
•
A fee is paid for the six annual board meetings
and board committee members receive
annual committee fees for participation
•
Fees are reviewed annually and increases
are implemented in July. They are set using
a global comparator group derived from
companies of similar size, complexity and
geographic spread
•
Non-executive directors receive an
allowance for travel outside of their home
countries for site visits and board meetings
•
Non-executive directors are not eligible to
receive any short- or long-term incentives
For the third successive year, no increase to
non-executive director fees will be requested
at the 2017 annual general meeting.
The full remuneration policy, upon which
the non-binding advisory vote is requested,
is published in the notice of annual
general meeting.
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In 2016, the January annual increases resulted
in each member of the executive management
team receiving an increase in line with the CPI in
their jurisdiction with the exception of the CFO
who received an additional adjustment of 2%.
During the year, the following changes to
the executive management team occurred.
Italia Boninelli, the Executive Vice President:
People and Organisational Development
retired effective the end of March 2016, and
Tirelo Sibisi was appointed as Executive Vice
President: Group Human Resources on
18 January 2016. The remuneration impact
for Italia and Tirelo is as follows:
•
Italia Boninelli received the standard
payments as per policies currently in place
for retirement at AngloGold Ashanti. She
therefore received the following:
•
pro rata BSP shares for all unvested awards
•
pro rata LTIP shares for all unvested awards
•
2015 short-term incentive for the full
12 months
•
Tirelo Sibisi was appointed on an initial
basic salary of R4,500,000 and received an
adjustment in June, resulting in an increase
of 22.2%, bringing her basic salary to
R5,500,000.
In June 2016, Chris Sheppard’s salary was
reviewed in terms of the complexity of his role
and the challenges currently facing him in terms
of delivery. His pay was increased by 7.42%,
bringing his basic salary to R6,800,000.
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
2016 COMPARATOR BENCHMARK RANKING
2016*
Comparitor group
Market capital
USDm
Lonmin plc
743
Harmony Gold Mining
Company Limited
1,327
Impala Platinum Holdings
Limited
2,699
Sibanye Gold Limited
2,724
Gold Fields Limited
3,561
Yamana Gold incorporated
3,620
Kinross Gold Corporation
4,889
AngloGold Ashanti Limited
5,688
Anglo American Platinum
Limited
5,998
Randgold Resources
Limited
6,707
South32 Limited
10,229
Mondi Limited
11,290
Goldcorp Inc.
13,328
Sasol Limited
17,580
Newmont Mining
Corporation
19,287
Barrick Gold Corporation
19,717
* Data as at October 2016.
R E M U N E R AT I O N
I M P L E M E N TAT I O N R E P O RT:
J A N U A RY T O D E C E M B E R 2 0 1 6
This section of the Remuneration Report
explains the implementation of our
remuneration policy by providing details
of the remuneration paid to executive and
non-executive directors for the ﬁnancial year
ended 31 December 2016.
EXECUTIVE PAY
In 2016, the gold price remained relatively
low while the share price remained volatile.
Cost control remains a key imperative and the
external market reﬂected similar challenges.
On behalf of AngloGold Ashanti, Mercer
conducts an annual bespoke survey of
executive remuneration. For 2016, Remco
reviewed the comparator group against
AngloGold Ashanti to ensure that changes
in the market had not led to variances that
made the current matches inappropriate.
The review consisted of a detailed analysis of
companies who it was felt were appropriate
for inclusion in the benchmark. The
companies included in the comparator group
were ranked in terms of a number of criteria
selected in a number of areas which were
aligned with AngloGold Ashanti. The table
alongside summarises the ﬁnal comparator
group. In the 2016 survey, an additional
participant, South32, was included.
The table overleaf summarises remuneration
of our executive director and prescribed
ofﬁcers remuneration for 2016. It comprises
an overview of all the pay elements available
to the executive management team in the 12
month period ended 31 December 2016.
Picture:
Gramalote, Colombia
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Figures in thousand
Appointed
with effect
from
Resigned/
retired with
effect from
Salary
(1)
Perfor-
mance-
related
payments
(STIP)
(2)
Pension
Other
beneﬁts
and
encashed
leave
(3)
Sub total
Exercised
BSP share
award
value
Exercised
LTIP share
award
value
Total
SA rands
Total
US dollars
(4)
Executive directors
S Venkatakrishnan 2016 Full year 12,660 7,323 3,133 3,785 26,901 – – 26,901 1,832
2015 Full year 12,000 7,635 2,970 1,728 24,333 – – 24,333 1,905
KC Ramon 2016 Full year 8,007 4,354 800 743 13,904 – – 13,904 947
2015 Full year 7,448 4,634 931 68 13,081 – – 13,081 1,024
Prescribed ofﬁcers
I Boninelli 2016 31 Mar 1,607 – 161 10,124 11,892 12,704 12,291 36,887 2,513
2015 Full year 6,092 3,066 647 799 10,604 – – 10,604 830
CE Carter
(5)
2016 Full year 10,180 4,439 1,523 2,058 18,200 4,342 – 22,542 1,535
2015 Full year 8,640 4,608 254 5,849 19,351 2,641 2,352 24,344 1,906
GJ Ehm
(6)
2016 Full year 9,466 3,740 381 3,781 17,368 4,910 2,570 24,848 1,693
2015 Full year 7,877 5,639 335 2,627 16,478 644 806 17,928 1,404
RW Largent 2016 Full year 17,722 7,728 3,314 5,810 34,574 13,107 3,184 50,865 3,465
2015 Full year 15,166 8,021 2,814 6,439 32,440 3,422 837 36,699 2,873
DC Noko
(7)
2016 Full year 6,432 2,805 643 4,227 14,107 – – 14,107 961
2015 Full year 6,097 4,213 648 1,505 12,463 – – 12,463 976
ME Sanz Perez 2016 Full year 6,404 2,985 641 2,389 12,419 9,349 2,315 24,083 1,640
2015 Full year 6,071 3,055 645 743 10,514 – – 10,514 823
CB Sheppard
(8)
2016 Full year 6,604 2,965 674 339 10,582 – – 10,582 721
2015 1 June 3,500 1,552 438 1,028 6,518 – – 6,518 511
TR Sibisi
(9)
2016 18 Jan 4,887 2,398 497 166 7,948 – – 7,948 541
2015 – – – – – – – – –
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
The table below summarises our executive director and prescribed ofﬁcer remuneration for 2016. It comprises an overview of all the pay elements available to the executive management team in the 12-month period ended 31 December 2016.
(1)
Salaries are disclosed only for the period from or
to which ofﬁce is held, and include car allowances
where applicable.
(2)
The performance related payments are calculated on
the year’s ﬁnancial results.
(3)
Includes health care, pension allowance, cash in lieu
of dividends, vested CIP match awards, secondment/
relocation allowances, group personal accident,
disability and funeral cover. Surplus leave days
accrued are automatically encashed unless work
requirements allow for carry over. The primary reason
for the increase in other beneﬁts year on year is the
vesting of CIP match awards:
– I Boninelli: R4.5m – S Venkatakrishnan: R2.5m
– DC Noko: R2.2m – RW Largent: R3.8m
– ME Sanz Perez: R2m
(4)
For illustrative purposes only, values have been
converted using the average annual exchange rate for
2016: R14.6812:$1 (2015: R12.7719:$1) to arrive at
the US dollar equivalent.
(5)
Beneﬁts for 2016 for C Carter include a dependant’s
scholarship award of $2,500.
(6)
GJ Ehm’s 2015 increase was delivered as a lump sum
payment (2.5% adjustment) of R196,927 in January
2016. He received a project bonus in terms of delivering
against the Obuasi Project Charter. The bonus was
based on 60% of pay, of which 40% was paid in 2015
and the balance in February 2016, based on meeting
of performance requirements. Other beneﬁts included a
secondment allowance for time spent in Ghana.
(7)
DC Noko received a project bonus in terms of delivering
against the Obuasi Project Charter. The bonus was
based on 60% of pay, of which 40% was paid in
2015 and the balance in 2016, based on meeting of
performance requirements. Other beneﬁts included a
secondment allowance for time spent in Ghana.
(8)
CB Sheppard commenced employment on 1 June
2015 and as such his pay reﬂects 7 months of the year.
A sign-on bonus was paid and is reﬂected under other
beneﬁts. The annual performance bonus was pro-rated.
(9)
TR Sibisi commenced employment on 18 January
2016 and as such her pay reﬂects just over 11
months of the year.
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M I N I M U M S H A R E H O L D I N G A C H I E V E M E N T S
For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Executive
Three-year
target
achievement
date
Three-year
MSR target
achievement
percentage
MSR holding as
at 31 Dec 2016
as % of net
base pay
Six-year
MSR target
percentage
achievement
Executive directors
S Venkatakrishnan
(1)
March 2016
100%
1,046%
200%
KC Ramon
(2)
March 2018
100%
68%
200%
Prescribed ofﬁcers
CE Carter
March 2016
75%
188%
150%
GJ Ehm
March 2016
75%
277%
150%
RW Largent
(3)
March 2016
75%
122%
150%
DC Noko
March 2016
75%
364%
150%
ME Sanz Perez
March 2016
75%
200%
150%
CB Sheppard
(4)
March 2019
75%
0%
150%
TR Sibisi
(5)
March 2020
75%
0%
150%
(1)
The executive director has retained all of his share exposure in the company (net of tax) since he joined AngloGold
Ashanti during 2000.
(2)
The executive director joined the company 1 October 2014 and the three-year MSR achievement is only due in
March 2018.
(3)
The prescribed ofﬁcer was required to sell shares in order to pay for tax on vesting in the US, resulting in a reduced share holding.
(4)
The prescribed ofﬁcer joined the company 1 June 2015 and the three-year MSR achievement is only due in March 2019.
(5)
The prescribed ofﬁcer joined the company 18 January 2016 and the three-year MSR achievement is only due in March 2020.
Picture:
Moab Khotsong, South Africa
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S H O RT- T E R M I N C E N T I V E P E R F O R M A N C E O U T C O M E S ( B S P )
Safety was once again an important issue for AngloGold Ashanti in 2016. Of the 22% allocated to safety, health and environment, 15% of the measure is directly apportioned to safety. 2016 however provided a lower result with a 71.14% achievement out of 100%, compared to 81.47% in 2015.
The table below summarises AngloGold Ashanti’s remuneration metrics, their weightings, and performance against these metrics applicable to the BSP during 2016:
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
BSP company performance measure 2016
Target
weighting
Achievement
Actual
achievement
against
measures
Threshold
measures
Target
measures
Stretch
measures
Production (000oz)
20%
10.95%
3,628
3,600
3,745
3,831
All-in sustaining costs ($/oz)
20%
13.15%
986
1,011
972
930
Adjusted free cash ﬂow ($m)
20%
20%
394
0
36
102
Project delivery/capex
8%
7.36%
Measured against a detailed project plan
2016 Ore Reserve pre-depletion (Moz)
10%
10%
2.3
Plus 0.74
Plus 1.19
Plus 1.48
SAFETY, HEALTH AND ENVIRONMENT
AIFR – three-year rolling average
(7.36 per million hours worked)
5%
0%
7.71
5%
performance
improvement
(6.99)
10%
performance
improvement
(6.62)
20%
performance
improvement
(5.89)
FIFR – three-year rolling average
(0.043 per million hours worked)
5%
0%
0.056
5%
performance
improvement
(0.04)
10%
performance
improvement
(0.038)
20%
performance
improvement
(0.034)
Major hazard management – identify, access
and analyse major safety hazards (target for
2016 – 65), deﬁne controls and institute critical
control regiments
5%
5%
65
90% of major
hazards
identiﬁed,
accessed and
controlled
95% of major
hazards
identiﬁed,
accessed and
controlled
100% of
major hazards
identiﬁed,
accessed and
controlled
High major or extreme environmental incidents
as deﬁned in the company incidents classiﬁcation
and reporting management standard
1.25%
0%
1
Target achievement is zero incidents
Picture:
AGA Mineração, Brazil
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BSP company performance measure 2016
Target
weighting
Achievement
Actual
achievement
against
measures
Threshold
measures
Target
measures
Stretch
measures

Environment: Three-year rolling average moderate
environmental incidents
1.25% 0.5% 18 10% reduction
in three-year
rolling average
moderate
environmental
incidents
20% reduction
in three-year
rolling average
moderate
environmental
incidents
30% reduction
in three-year
rolling average
moderate
environmental
incidents
Environment: site speciﬁc bow-tie analysis of
generic environmental risks
0.68% 27 20
bow-tie
analyses
completed
30
bow-tie
analyses
completed
40
bow-tie
analyses
completed
Health: site compliance with the global safety
standards on occupational environment and
health, well-being and ﬁtness for work
2.50% 2% 91% 85%
compliance
90%
compliance
95%
compliance
Community: number of human rights violations 1% 0.5% 2 human rights
violations
2 human
rights
violations
1 human
rights
violations
0 human
rights
violations
Production loss events as a result of
community unrest
1% 1% 0% 0.5% of
annual
budged
production
0.3% of
annual
budged
production
0.15% of
annual
budged
production
Total % for company performance 100% 71.14%
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
BSP PERCENTAGE ACHIEVED
6.44
46.10
81.01
81.47
71.14
12
13
14
15
16
(%)
The BSP company performance over
the past ﬁve years is illustrated below.
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V E S T I N G O U T C O M E S O F T H E 2 0 1 4 LT I P AWA R D S
The LTIP reﬂects ongoing poor TSR performance over the three-year period. The table below summarises AngloGold Ashanti’s 2014 LTIP metrics, weightings and performance against metrics. The LTIP awards will vest in 2017.
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
LTIP PERCENTAGE ACHIEVED
41.0
37.2
37.4
32.4
26.1
12
13
14
15
16
(%)
The LTIP performance over the past ﬁve
years is illustrated below:
2014 LTIP performance measure
Target
weighting
Achievement
Threshold
measures
Target
measures
Stretch
measures
Total shareholder return
Three-year relative ranking with
the selected comparator group.
The comparators are: Barrick,
Gold Fields, Harmony, Newmont,
Kinross, Goldcorp, Gold ETF (World
Gold Council SPDR classiﬁcation),
Randgold, Newcrest and Sibanye
50% 0.0%
Sliding scale:
50% - 60%
Sliding scale:
60% - 80%
Sliding scale:
80% - 100%
Portfolio optimisation
Project delivery
Kibali (4%); CC&V (3%); Mponeng (3%)
20% 13.6% As per the project delivery matrix
Asset optimisation
As deﬁned by the management
action plan
As deﬁned by the management action plan
Future optionality Innovation South African technology 20% 5.4% Measured against budget
Mineral Resource Plus 7Moz Plus 13Moz Plus 16.5Moz
Ore Reserve Plus 2Moz Plus 3.5Moz Plus 5Moz
Core value: people Strategic coverage ratio 10% 10.0% 1:0.50 1:0.60 1:0.75
Retention of top talent pool
12% turnover
pa
8% turnover
pa
5% turnover
pa
Sub-total 100% 29.0%
Safety multiplier
Core value: safety Injury severity rate improvement 20% -2.9%
>10%
performance
improvement
>15%
performance
improvement
>20%
performance
improvement
Major hazard management
70%
programme
completion
85%
programme
completion*
Full
programme
completion*
Total 100% 26.1%
*
Programme covering all major safety risks identiﬁed through the fatal risk protocol.
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
S R I N I VA S A N V E N K ATA K R I S H N A N
CHIEF EXECUTIVE OFFICER
Start date: 1 July 2000
Notice period: 12 months
Change of control:
(as described in the
Remuneration Policy
section “Change of control
and notice periods” on
page 158)
12 months
PERSONAL PERFORMANCE ACHIEVEMENT
Maximum bonus opportunity:
(as % of base pay)
Final bonus result:
(as % of base pay)
CHIEF EXECUTIVE OFFICER
(Rm)
13
13
13
5
5
5
8
25
2
4
7
3
10
16
33
4
Maximum
Target
Actual
Base salary
Benefits
BSP Cash bonus
BSP shares
LTIP
CIP
Note: For below threshold performance there are no performance rewards.
Key achievements in the year
•
Delivery across all ﬁve strategic pillars of
the group strategy consistently for four
years, and in particular during 2016
•
Marked improvements in safety and
environmental performance in the business
as evidenced by a 36% reduction in fatal
accidents and reduction in environmental
incidents, by 75% to one in 2016, both as
compared to 2015
•
Strong free cash generation of $278m for
the year thereby reducing net debt further
by 13% without recourse to dilution, and
creating the ﬂexibility to return to dividend
paying status after a three year hiatus
•
Strong turnaround in the second half of the
year to deliver full year gold production of
3.628Mozs at an all-in sustaining cost of
$986/oz
•
Brought forward a strong organic pipeline
of lower-capital, high-return brownﬁelds
projects to enhance margins, extend mine
lives and improve production mix
•
Developed internal succession capability to
key roles, improved succession cover ratio
and retention of key talent
•
Met certain other strategic priorities set by
the board for 2016
80%
57.84%
In 2014, the CEO started a bursary scheme in
conjuction with University of Witwatersrand,
South Africa. It is aimed at supporting
the education of deserving historically
disadvantaged South African students from
our operating areas, with a strong bias in
favour of female students. To date, the CEO
has contributed R2.25m, which has been
matched equally by the company.
So far the bursary has beneﬁted eleven
undergraduate students and ten post-
graduate students who have completed
their honours. Of the eleven undergraduate
students, four graduated in 2016 and are
currently enrolled for their honours degrees.
The total actual pay for Venkat in 2016 that could result from the remuneration policy as stated
above is shown in relation to target and maximum earning potential. As Venkat did not exercise shares in 2016, his actual pay only shows CIP matching.
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
CEO’S PERFORMANCE BONUS OUTCOME – 2016
2016 performance year bonus outcome
Weighting
Outcome
Financial performance targets
Production (000oz)
20%
10.95%
All-in sustaining costs ($m)
20%
13.15%
Adjusted free cash ﬂow ($m)
20%
20.00%
Project delivery/capital expenditure
8%
7.36%
2016 Ore Reserve pre depletion
10%
10.00%
Safety, health and environment
22%
9.68%
Total % for company performance
100%
71.14%
x
Organisational performance weighting
70.00%
=
A – Organisational performance weighted outcome
49.80%
Individual performance results
Actual individual targets and strategic individual
performance weighting:
30.00%
x
Maximum performance rating bonus correlation:
75.00%
=
B – Maximum bonus opportunity based on individual
performance
22.50%
Total % of maximum bonus pay opportunity (A + B)
72.30%
x
Maximum bonus opportunity (as % of base pay)
80.00%
=
Final bonus result (as % of base pay)
57.84%
x
Base pay during the year
R12,660,000
=
Annual bonus
R7,322,544
2014 LTIP performance measures
Weighting
Outcome
Total shareholder return
50%
0.00%
Portfolio optimisation
20%
13.60%
Future optionality
20%
5.40%
Core value: People
10%
10.00%
Sub-total 100%
29.00%
Core value: safety multiplier
+-20%
-2.90%
A – LTIP performance measures:
26.10%
x
B – Number of shares allocated in 2014
121,181
2014 number of shares allocated based
on 200% of annual basic
x
C – Share price as at 24 February 2017
R153.20
x
Value of 2017 vesting
R4,845,447
Note: The above value is an estimate and the actual value can only be determined based on the share price as at the date when the award is exercised.
Picture:
Cerro Vanguardia, Argentina
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
CHIEF FINANCIAL OFFICER
(Rm)
8
8
8
1
1 3
4
12
1
1
4
1
6
8
16
2
Maximum
Target
Actual
Base salary
Benefits
BSP Cash bonus
BSP shares
LTIP
CIP
Note: For below threshold performance there are no performance rewards.
C H R I S T I N E R A M O N
CHIEF FINANCIAL OFFICER
Start date: 1 October 2014
Notice period: 6 months
Change of control:
(as described in the
Remuneration Policy
section “Change of control
and notice periods” on
page 158)
6 months
PERSONAL PERFORMANCE ACHIEVEMENT
Maximum bonus opportunity:
(as % of base pay)
Final bonus result:
(as % of base pay)
Key achievements in the year
•
Strong leadership in managing capital investment and operating expenses, leading to cash
ﬂows exceeding target in spite of the depreciating rand
•
Further debt reduction and savings delivered for the 2016 year
•
Information technology execution with successful SAP results in Geita and Iduapriem
70%
54.38%
Total actual pay for Christine in 2016 that could result from the remuneration policy as stated
above is shown in relation to target and maximum earning potential. As Christine did not exercise shares in 2016 and as she joined the company in October 2014, pay only shows CIP matching for 2015.
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R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
CFO’S PERFORMANCE BONUS OUTCOME – 2016
2016 performance year bonus outcome
Weighting
Outcome
Financial performance targets
Production (000oz)
20%
10.95%
All-in sustaining costs ($m)
20%
13.15%
Adjusted free cash ﬂow ($m)
20%
20.00%
Project delivery/capital expenditure
8%
7.36%
2016 Ore Reserve pre-depletion
10%
10.00%
Safety, health and environment
22%
9.68%
Total % for company performance
100%
71.14%
x
Organisational performance weighting
60.00%
=
A – Organisational performance weighted outcome
42.68%
Individual performance results
Actual individual targets and strategic individual
performance weighting:
40.00%
x
Maximum performance rating bonus correlation:
87.50%
=
B – Maximum bonus opportunity based on individual
performance
35.00%
Total % of maximum bonus pay opportunity (A + B)
77.68%
x
Maximum bonus opportunity (as % of base pay)
70.00%
=
Final bonus result (as % of base pay)
54.38%
x
Base pay during the year
8,006,600
=
Annual bonus
4,353,669
The 2014 LTIP was allocated to Christine Ramon in October 2014 and as such has not yet vested. This will be reﬂected in the 2017 Integrated Report.
Picture:
Gramalote, Colombia
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N O N - E X E C U T I V E D I R E C T O R S ’ F E E S A N D A L L O WA N C E S
The table below summarises directors’ fees for the period as well as the comparative totals for 2015 and 2014.
R E M U N E R A T I O N R E P O R T
( C O N T I N U E D )
Director
fees
Committee
fees
Travel
allowance
Total
Total
Total
US dollars
2016
2015
2014
SM Pityana (chairman) 293,500 76,000 8,750 378,250 411,250 430,714
AH Garner 123,500 43,500 32,500 199,500 203,750 –
LW Nkuhlu 163,500 83,500 8,750 255,750 260,250 245,074
MJ Kirkwood 123,500 78,500 47,500 249,500 241,750 262,762
NP Janaury-Bardill
123,500 56,000 10,000 189,500
189,250 187,355
R Gasant 123,500 58,500 11,250 193,250 195,250 187,635
RJ Ruston 123,500 56,000 51,250 230,750 226,250 240,226
MDC Richter 123,500 43,500 32,500 199,500 204,250 –
DL Hodgson 123,500 43,500 8,750 175,750 180,250 125,015
Total 1,321,500 539,000 211,250 2,071,750 2,112,250 1,678,781
WA G E G A P A N D G I N I
C O - E F F I C I E N T
Senior management remuneration continues
to be a sensitive topic. Scarce skills and
talent retention remain a challenge and this is
compounded by the need to remain globally
competitive in countries where labour rates
are generally cheaper. Balancing these
two elements has become challenging,
particularly given the global requirement to
disclose senior management earnings and
Remco’s requirement that executive earnings
are not out of line with those of their peers.
AngloGold Ashanti tracks the Gini co-efﬁcient
from a South African perspective to ensure that
the income dispersion between high- and low-
income earners is not outside market norms.
The analysis is done by PwC as an independent
third party. Based on January 2017 analysis,
PwC concluded that AngloGold Ashanti had
a slightly lower level of income dispersion than
that of South African companies in general as
well as a lower Gini co-efﬁcient when compared
with the South African mining industry, which is
a positive outcome.
N O N - B I N D I N G S H A R E H O L D E R V O T E O N R E M U N E R AT I O N P O L I C Y A N D P R A C T I C E
The table below sets out the results of the votes on the director’s remuneration policy, as well as the vote on the annual report on remuneration at the
2016, 2015 and 2104 annual general meetings.
Vote for
%
Votes against
%
Abstained
%
Remuneration policy
4 May 2016 87.17 12.83 0.30
6 May 2015 84.98 15.02 7.15
14 May 2014 84.08 15.92 3.99
Remuneration of non-executive directors
4 May 2016 91.24 8.76 0.12
6 May 2015 89.21 10.79 0.77
14 May 2014 85.90 14.10 3.10
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A n g l o G o l d A s h a n t i ’s a n n u a l
r e p o r t s f o r t h e 2 0 1 6 f i n a n c i a l
y e a r h a v e b e e n a p p r o v e d a n d
a s s u r e d a s f o l l o w s :
<IR>
I N T E G R AT E D
R E P O RT 2 0 1 6
The Integrated Report for the year ended
31 December 2016 was recommended by
the Audit and Risk Committee for approval by
the board, and was approved by the board of
directors on 22 March 2017.
<AFS>
A N N U A L F I N A N C I A L
S TAT E M E N T S 2 0 1 6
The Annual Financial Statements for the year
ended 31 December 2016 were approved by
the board of directors on 22 March 2017. The
ﬁnancial statements were prepared by the
corporate reporting staff of AngloGold Ashanti
Limited, headed by Meroonisha Kerber, the
group’s Senior Vice President: Finance. This
process was supervised by Christine Ramon,
the group’s Chief Financial Ofﬁcer, and
Srinivasan Venkatakrishnan, the group’s Chief
Executive Ofﬁcer.
In accordance with the Companies Act, No.
71 of 2008, as amended, the Annual Financial
Statements for AngloGold Ashanti Limited,
for the year ended 31 December 2016, were
audited by Ernst & Young Inc., the company’s
independent external auditors, whose
unqualiﬁed audit report can be found in
the
<AFS>
.
<R&R>
M I N E R A L R E S O U R C E
A N D O R E R E S E R V E
R E P O RT 2 0 1 6
The Mineral Resource and Ore Reserve
information as included in the Integrated
Report was approved by the board of directors
on 22 March 2017.
The chairman of the Mineral Resource
and Ore Reserve Steering Committee is
responsible for AngloGold Ashanti’s Mineral
Resource and Ore Reserve processes and
systems and is satisﬁed that, as reported in
the
<R&R>
, the Competent Persons have
fulﬁlled their responsibilities.
<SDR>
S U S TA I N A B L E
D E V E L O P M E N T
R E P O RT 2 0 1 6
The
<SDR>
was approved by the board of
directors on 22 March 2017. Independent
combined reasonable and limited assurance of
this report was provided by Ernst & Young Inc.
A P P R O V A L S A N D A S S U R A N C E S
Picture:
Geita, Tanzania
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S E C T I O N 6
S H A R E H O L D E R I N F O R M A T I O N
Shareholder information /
172
Forward-looking statements /
174
Administration /
175
In this section, we provide information
relating to our shareholders and useful
administrative details about
the company.
Picture: Cerro Vanguardia, Argentina
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A n g l o G o l d A s h a n t i L i m i t e d
( R e g i s t r a t i o n n u m b e r
1 9 4 4 / 0 1 7 3 5 4 / 0 6 ) w a s i n c o r p o r a t e d
i n t h e R e p u b l i c o f S o u t h A f r i c a i n
1 9 4 4 a n d o p e r a t e s u n d e r t h e S o u t h
A f r i c a n C o m p a n i e s A c t N o . 7 1 o f
2 0 0 8 , a s a m e n d e d , w i t h a p r i m a r y
l i s t i n g o n t h e J S E i n S o u t h A f r i c a .
C O M PA N Y H I S T O RY – I N B R I E F
AngloGold Limited was founded in June 1998
with the consolidation of the gold mining interests
of Anglo American. The company, AngloGold
Ashanti in its current form, was formed in April
2004 following the business combination of
AngloGold Limited (AngloGold) with Ashanti
Goldﬁelds Company Limited (Ashanti).
S T O C K E X C H A N G E L I S T I N G S
AngloGold Ashanti is an independent
gold producer with a diverse spread of
shareholders comprising the world’s largest
ﬁnancial institutions.
At the end of December 2016, AngloGold
Ashanti had 408,223,760 ordinary shares in
issue and a market capitalisation of $ 4,29bn
(2015: $2.88bn). As at 22 March 2017, the
date of this report, the market capitalisation
was $4.53bn.
The primary listing of the company’s ordinary
shares is on the JSE in South Africa. Its ordinary
shares are also listed on stock exchanges in
New York (NYSE), in the form of American
Depositary Shares (ADSs), in Australia, in
the form of Clearing House Electronic Sub-
register System (CHESS) Depositary Interests
(CDIs) and in Ghana, in the form of Ghanaian
Depositary Shares (GhDSs).
S H A R E H O L D E R D I A RY
•
Financial year end: 31 December
•
Suite of 2016 annual reports published:
31 March 2017
•
Annual general meeting: 16 May 2017
C H A N G E O F D E TA I L S
Shareholders are reminded that the onus is
on them to keep the company, through their
nominated share registrars, apprised of any
change in their postal address and personal
particulars. Similarly, where shareholders
receive dividend payments electronically (EFT),
they should ensure that the banking details
which the share registrars and/or CSDPs have
on ﬁle are correct.
A N N U A L R E P O RT S
The 2016 suite of annual reports is available
on the corporate reporting website,
www.aga-reports.com.
S H A R E H O L D E R I N F O R M A T I O N
S H A R E H O L D I N G S
The top 10 shareholders together own
43.47% of the shares in issue. There are three
shareholders, each with a holding exceeding
5% of the total ordinary issued share capital.
A comparison of the top 10 shareholders and
their holdings is as follows:
The Bank of New York Mellon holds
176,085,993 shares, being a holding of
43% (2015: 198,617,090 shares, a holding
of 49.01%), through various custodians in
respect of AngloGold Ashanti’s American
Depositary Share Programme on the NYSE.
AS AT 31 DECEMBER 2016, THE TOP 10 SHAREHOLDERS IN ANGLOGOLD ASHANTI WERE:
Rank
Shareholder
No. of shares
% of issued
share capital
1
BlackRock Inc
42,966,540
10.53
2
Public Investment Corporation
25,580,542
6.27
3
VanEck Global
24,485,374
6.00
4
Investec Group
19,090,074
4.68
5
Vanguard Group
13,930,513
3.41
6
Paulson & Co
12,782,400
3.13
7
Dimensional Fund Advisors
11,804,066
2.89
8
GIC
11,155,778
2.73
9
Old Mutual
8,799,883
2.16
10
Franklin Templeton Investments
6,802,127
1.67
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D I V I D E N D P O L I C Y
Dividends are proposed by, and approved by
the board of directors of AngloGold Ashanti,
based on the company’s ﬁnancial performance.
For the year ended 31 December 2016, the
directors of AngloGold Ashanti declared a gross
cash dividend per ordinary share of 130 South
African cents (assuming an exchange rate of
R13.10/$, the gross dividend payable per ADS
is equivalent to 10 US cents). The dividend
policy now provides for an annual dividend
payment to be based on 10% of the free cash
ﬂow generated by the business for that ﬁnancial
year, before growth capital expenditure. The
Board will exercise its discretion on an annual
basis, taking into consideration the prevailing
market conditions, balance sheet ﬂexibility and
future capital commitments of the group.
WITHHOLDING TAX
On 1 April 2012, the South African government
imposed a withholding tax on dividends and
other distributions payable to shareholders. The
withholding tax rate has been increased from
15% to 20% with effect from 1 March 2017.
A N N U A L G E N E R A L M E E T I N G
Shareholders on the South African register
who have dematerialised their shares in the
company (other than those shareholders
whose shareholding is recorded in their own
names in the sub-register maintained by their
CSDP) and who wish to attend the annual
general meeting to be held on 16 May 2017
in person, will need to request their CSDP or
broker to provide them with the necessary
letter of representation in terms of the custody
agreement entered into between them and the
CSDP or broker.
VOTING RIGHTS
The Companies Act provides that if voting is
by a show of hands, any person present and
entitled to exercise voting rights has one vote,
irrespective of the number of voting rights that
person would otherwise be entitled to. If voting
is taken by way of poll, any shareholder who is
present at the meeting, whether in person or
by duly appointed proxy, shall have one vote
for every share held.
There are no limitations on the right of non-South
African shareholders to hold or exercise voting
rights attaching to any shares of the company.
CDI holders are not entitled to vote in person at
meetings, but may vote by way of proxy.
Options granted in terms of the share incentive
scheme do not carry rights to vote.
S H A R E H O L D E R I N F O R M A T I O N
( C O N T I N U E D )
SHAREHOLDER SPREAD AS AT 31 DECEMBER 2016:
Class of shareholder
Number of
shares held
% of total
shares in issue
Number of
shareholders
% of total
shareholders
Public shareholders 401,593,563 98.38 13,951 99.93
Non-public
Directors 256,547 0.06 8 0.06
Strategic holdings
(Government of Ghana)
6,373,650 1.56 1 0.01
Total 408,223,760 100.00 13,960 100.00
STOCK EXCHANGE DATA
High
(R or $/share)
Low
(R or $/share)
Average
(R or $/share)
Volume
traded
(000)
Ave monthly
volume traded
(000)
JSE
2016
317.00 114.80 209.18 507,000 1,772
2015 144.92 73.76 113.12 384,307 32,027
NYSE
2016 22.65 7.33 14.35 3,762 4,190
2015 12.99 5.68 8.95 950,850 79,238
Source: Bloomberg
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Certain statements contained in this
document, other than statements of historical
fact, including, without limitation, those
concerning the economic outlook for the gold
mining industry, expectations regarding gold
prices, production, total cash costs, all-in
sustaining costs, all-in costs, cost savings
and other operating results, productivity
improvements, growth prospects and outlook
of AngloGold Ashanti’s operations, individually
or in the aggregate, including the achievement
of project milestones, commencement and
completion of commercial operations of
certain of AngloGold Ashanti’s exploration
and production projects and the completion
of acquisitions, dispositions or joint venture
transactions, AngloGold Ashanti’s liquidity and
capital resources and capital expenditures
and the outcome and consequence of any
potential or pending litigation or regulatory
proceedings or environmental health and
safety issues, are forward looking statements
regarding AngloGold Ashanti’s operations,
economic performance and ﬁnancial condition.
These forward-looking statements or
forecasts involve known and unknown
risks, uncertainties and other factors that
may cause AngloGold Ashanti’s actual
results, performance or achievements to
differ materially from the anticipated results,
performance or achievements expressed or
implied in these forward-looking statements.
Although AngloGold Ashanti believes that the
expectations reﬂected in such forward-looking
statements are reasonable, no assurance can
be given that such expectations will prove
to have been correct. Accordingly, results
could differ materially from those set out in
the forward-looking statements as a result of,
among other factors, changes in economic,
social and political and market conditions, the
success of business and operating initiatives,
changes in the regulatory environment
and other government actions, including
environmental approvals, ﬂuctuations in gold
prices and exchange rates, the outcome of
pending or future litigation proceedings, and
business and operational risk management.
For a discussion of such risk factors, refer to
AngloGold Ashanti’s annual reports on Form
20-F ﬁled with the United States Securities
and Exchange Commission. These factors
are not necessarily all of the important
factors that could cause AngloGold Ashanti’s
actual results to differ materially from those
expressed in any forward-looking statements.
Other unknown or unpredictable factors could
also have material adverse effects on future
results. Consequently, readers are cautioned
not to place undue reliance on forward looking
statements. AngloGold Ashanti undertakes
no obligation to update publicly or release any
revisions to these forward-looking statements
to reﬂect events or circumstances after the
date hereof or to reﬂect the occurrence of
unanticipated events, except to the extent
required by applicable law. All subsequent
written or oral forward-looking statements
attributable to AngloGold Ashanti or any
person acting on its behalf are qualiﬁed by the
cautionary statements herein.
This communication may contain certain “Non-
GAAP” ﬁnancial measures. AngloGold Ashanti
utilises certain Non-GAAP performance
measures and ratios in managing its business.
Non- GAAP ﬁnancial measures should be
viewed in addition to, and not as an alternative
for, the reported operating results or cash
ﬂow from operations or any other measures
of performance prepared in accordance with
IFRS. In addition, the presentation of these
measures may not be comparable to similarly
titled measures other companies may use.
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com.
F O R W A R D - L O O K I N G S T A T E M E N T S
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A D M I N I S T R A T I O N
A N G L O G O L D A S H A N T I L I M I T E D
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
SHARE CODES:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor: Deutsche Securities (SA)
Proprietary Limited
Auditors: Ernst & Young Inc.
OFFICES:
Registered and Corporate
76 Rahima Moosa Street, Newtown 2001,
South Africa
(PO Box 62117, Marshalltown 2107,
South Africa)
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13,
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4650
Ghana
Gold House
1 Patrice Lumumba Road
(PO Box 2665)
Accra, Ghana
Telephone: +233 302 773400
Fax:+233 302 778155
D I R E C T O R S
Executive
S Venkatakrishnan (Chief Executive Ofﬁcer)
§
*
KC Ramon (Chief Financial Ofﬁcer)
^
Non-executive
SM Pityana (Chairman)
^
Prof LW Nkuhlu (Deputy Chairman)
^
AH Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood *
MDC Richter
#
RJ Ruston ~
*
British
§
Indian
#
American
~
Australian
^
South African
Ofﬁcers
Executive Vice President – Legal, Commercial
and Governance and Company Secretary:
ME Sanz Perez
INVESTOR RELATIONS CONTACTS:
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com
GENERAL E-MAIL ENQUIRIES:
Investors@anglogoldashanti.com
ANGLOGOLD ASHANTI WEBSITE:
www.anglogoldashanti.com
COMPANY SECRETARIAL E-MAIL:
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
S H A R E R E G I S T R A R S
SOUTH AFRICA
Computershare Investor Services
(Proprietary) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown, 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Email: Web.Queries@Computershare.co.za
Website: www.computershare.co.za
AUSTRALIA
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
GHANA
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR DEPOSITARY
BNY Mellon (BoNY)
BNY Mellon Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866 244 4140 (Toll free in USA)
or +1 201 680 6825 (outside USA)
Email: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
GLOBAL BUYDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                                                          AngloGold Ashanti Limited
Date: May 11, 2017
By:
/s/ M E SANZ PEREZ________
Name:         M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance